As filed with the Securities and Exchange Commission on July 16, 2004

Registration No. 333-115508

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TELEWEST GLOBAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	4813, 4841	59-3778247
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

160 Great Portland Street

London W1W 5QA

United Kingdom

+44 20 7299 5000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

1209 Orange Street

Wilmington, DE 19801

+1 302 658 7581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy E. Peterson

Karen C. Wiedemann

Fried, Frank, Harris, Shriver & Jacobson (London) LLP

99 City Road

London EC1Y 1AX

United Kingdom

+44 20 7972 9600

        Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

If the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common stock, $0.01 par value(1)	110,000,000	$13.61	$1,497,599,147.00	$189,745.81

(1)	This registration statement relates to the common stock, par value $0.01 per share, of the registrant and associated rights to purchase the registrant’s Series A junior participating preferred stock, par value $0.01 per share.
(2)	Estimated solely for purpose of determining the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. A registration fee of $2,109.70 was previously paid in connection with the initial filing of this registration statement on May 14, 2004. The additional fee of $187,636.11 is based on an average price of $3.385 per Telewest Communications plc American Depositary Receipt, the distribution of one share of Telewest Global, Inc. common stock per 4.02202 Telewest Communications plc American Depositary Receipts, and 110,000,000 shares of Telewest Global, Inc. common stock being registered pursuant to this registration statement, for a total equivalent market price of $1,497,599,147.00 and a registration fee of $189,745.81 (= $1,497,599,147.00 x $126.70/$1,000,000). No additional fee is payable with respect to the rights to purchase the Series A junior participating preferred stock of the registrant, because no additional consideration is payable in respect of these rights.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Telewest Global, Inc.

110,000,000 Shares of Common Stock

In connection with the financial restructuring of Telewest Communications plc, or Telewest Communications, we issued 245,000,000 shares of common stock to an escrow agent for distribution in accordance with English and Jersey schemes of arrangement involving certain creditors of Telewest Communications. These creditors consisted principally of the holders of notes and debentures issued by Telewest Communications and its wholly owned finance subsidiary Telewest Finance (Jersey) Limited, or Telewest Jersey. Under the schemes of arrangement these creditors receive 241,325,000 shares of our common stock, representing 98.5% of our outstanding common stock, in a transaction exempt from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) of that Act. We expect the distribution of these shares to be completed by the escrow agent on or after July 19, 2004.

As part of the financial restructuring, we entered into a registration rights agreement for the benefit of persons whose resales of shares of our common stock received in the financial restructuring may be subject to restrictions under the Securities Act. Pursuant to the registration rights agreement, these persons, identified as selling stockholders in this prospectus, have the right to have their shares registered.

This prospectus relates to the offer and sale by the selling stockholders identified in this prospectus of 110,000,000 shares of our common stock issued in connection with the financial restructuring of Telewest Communications.

The selling stockholders will receive all of the net proceeds from sales of the shares registered pursuant to this prospectus and will pay all underwriting discounts and selling commissions, if any, applicable to those sales. We will not receive any proceeds from sales of any of these shares.

This prospectus contains a general description of the shares of common stock which may be offered and sold. The selling stockholders may periodically sell these shares directly or through agents, underwriters or dealers. If required, each time a selling stockholder sells shares of common stock, we will provide a prospectus supplement that will contain specific information about the terms of that transaction. We urge you to carefully read this prospectus and any accompanying prospectus supplement before you make an investment decision.

Our shares of common stock have been accepted for quotation on the Nasdaq National Market under the symbol “TLWT.”

We urge you to carefully read the “ Risk Factors” section beginning on page 8 where we describe risks associated with our common stock before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 16, 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, the terms “we”, “us”, “our company”, “our” and “Telewest” refer to Telewest Global, Inc. and its subsidiaries as a combined entity, except where the context requires otherwise. The term “Telewest Communications” refers to Telewest Communications plc and its subsidiaries as a combined entity, except where the context requires otherwise. “Telewest Jersey” refers to Telewest Finance (Jersey) Limited, a wholly owned subsidiary of Telewest Communications; “Telewest UK” refers to Telewest UK Limited, a wholly owned subsidiary of Telewest. “TCN” refers to Telewest Communications Networks Limited, an indirectly wholly owned subsidiary of Telewest.

i

SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. You should carefully read this entire prospectus, including any appendices and the other documents that are referred to in this prospectus.

Telewest Global, Inc.

We were incorporated in the US state of Delaware on November 12, 2003 as a wholly owned subsidiary of Telewest Communications. As a result of the financial restructuring of Telewest Communications, on July 14, 2004 we became the holding company for the operating companies that previously had carried on the business of Telewest Communications.

Our principal executive offices are located at 160 Great Portland Street, London W1W 5QA, United Kingdom. Our telephone number is (+44) 20 7299 5000.

Our Business

We are a leading broadband communications and media group in the United Kingdom. Our business is divided into two main reporting segments: cable and content. The cable segment is further subdivided into a consumer sales division and a business sales division. The consumer sales division provides cable television, cable telephony and internet access services to residential customers. Our business sales division focuses on a wide range of voice, data and managed solutions services for businesses. Our content segment supplies basic television channels and related services to the UK pay-television broadcasting market.

Our business includes a broadband, local access broadcasting network covering approximately 4.7 million homes. Our network consists of local distribution networks, our “national network” and an internet protocol, or IP, services platform which allow us to handle the voice, video and data needs of our customers. Our broadband, local access network and architecture provide us with high-speed interconnection and true two-way interactivity with directly connected residential and business customers. We have connected approximately 1.7 million residential subscribers, including cable television, telephony and internet services customers. In addition, as at March 31, 2004, we provided business telephony services to approximately 67,000 business customer accounts.

A growing and strategically significant part of our business is “blueyonder broadband,” a high-speed internet service which we launched in March 2000. As at March 31, 2004, we had approximately 465,000 blueyonder subscribers, approximately 71% of whom also subscribed to both our telephony and cable television services and 94% of whom subscribed to at least one of our residential telephony or cable television services. In June 2002, we introduced a 1Mb internet service to complement the existing 512Kb internet service. Approximately 8% of Telewest’s broadband customers subscribed to our 1Mb service at March 31, 2004. The 1Mb service allows for the faster downloading of software, the sharing of large files and enhanced full-screen video and audio streaming. We subsequently launched a 2Mb blueyonder broadband internet service on May 12, 2003, and approximately 8,000 subscribers had subscribed to the 2Mb service as of March 31, 2004. The 2Mb service is approximately 40 times faster than traditional dial-up internet services and two times faster than the fastest consumer services offered by AOL, Wanadoo (formerly Freeserve) and BT (1Mb).

In order to strengthen our current position in the broadband internet market, we recently launched a 256Kb service, which we expect will broaden the range of customers we attract. In addition, in May 2004, we announced that we increased the speed of each of our 512Kb, 1Mb and 2Mb blueyonder broadband products by approximately 50%, to 750Kb, 1.5Mb and 3Mb, respectively. These upgrades are available to new and existing subscribers and do not involve any price increase.

Flextech, our content segment, which has four pay-television channels and one free to air channel, owns 50% of UKTV, a joint venture formed with BBC Worldwide. UKTV offers a portfolio of multi-channel television channels based on the BBC’s program library. Flextech, together with UKTV, is the largest provider of basic (non-premium) thematic channels to the UK multi-channel television broadcasting market, measured by viewing share, reaching approximately 10.4 million pay multi-channel television subscriber homes.

Strategy

During 2002, Telewest Communications conducted an operational review, leading to the adoption of the current long-range plan in December 2002. This plan reflects a shift in operational focus from subscriber acquisition to increasing average revenue per user and decreasing churn. This plan focuses on acquiring profitable customers and controlling costs, and reflects the constraints on the capital available to Telewest Communications that existed while its financial restructuring was in progress. Our aim is to be the leading broadband communications group in the United Kingdom, measured by free cash flow, customer service and broadband deployment. Accordingly, our focus and strategy under the current long-range plan are:

•	in the consumer sales division, to be the broadband leader in the geographic areas in which we operate and to use that broadband leadership to drive the “triple play” penetration of high-speed internet bundled with television and telephony;

•	in the business sales division, to focus on profitable small-to-medium-sized enterprise, or SME, customers and to continue to build a profitable data-led business in the larger corporate and public sector;

•	in the content segment, to become a significant force in multi-channel television by leveraging our relationship with the BBC, through UKTV, and by targeting niche markets with our wholly owned channels and UKTV channels; and

•	to make the most of our existing capital investment by exploiting previous investments in network efficiency, rather than network expansion or investment in new product development, and to maximize the capital efficiency of our network by, among other things, ensuring appropriate recovery and reuse of customer premises equipment.

We aim to reduce our operating cost base through a more selective customer acquisition approach, new customer self-service initiatives and a continued focus on the efficiency of network maintenance and corporate expenditure. A strong focus on cash and cost control is intended to speed growth in positive free cash flow, which will now be significantly aided by the completion of the financial restructuring.

In light of the successful completion of Telewest Communications’ financial restructuring, it is likely that our board of directors will, upon further consideration, revise or replace our current long-range plan.

The Financial Restructuring

Telewest Communications incurred substantial operating and net losses and substantial borrowings prior to its financial restructuring, principally to fund the capital costs of its network construction, operations and the acquisition of UK cable assets. In the first half of 2002, a series of circumstances, including the well-publicized downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of Telewest Communications’ corporate credit ratings, severely limited Telewest Communications’ access to financing and consequently impaired its ability to service its debt and refinance its existing debt obligations.

In April 2002, Telewest Communications began exploring a number of options to address its funding requirements, and subsequently began discussions with, among others, an ad hoc committee of its noteholders, its senior lenders and other creditors. After extensive negotiations with these creditors, the terms, conditions and structure of a financial restructuring were substantially agreed between these creditors and certain major shareholders at the time.

The financial restructuring received the approval of Telewest Communications’ creditors on June 1, 2004 and became effective on July 15, 2004. It is anticipated that the key remaining steps of the financial restructuring, the distribution of 245,000,000 shares of our common stock to creditors and shareholders of Telewest

Communications and Telewest Jersey and the quotation of that stock on the Nasdaq National Market, will be completed on or after July 19, 2004. Among other things, the financial restructuring resulted in:

•	the reorganization of Telewest Communications’ business under Telewest;

•	the cancellation of all of the outstanding notes and debentures of Telewest Communications and its finance subsidiary, Telewest Jersey, in return for the distribution of 98.5% of our common stock, and the distribution of the remaining 1.5% of our common stock to Telewest Communications’ shareholders, in accordance with English and Jersey schemes of arrangement involving certain creditors of Telewest Communications and Telewest Jersey. This reduced the total outstanding indebtedness of the business by approximately £3.8 billion to approximately £2.0 billion and will significantly reduce interest expense;

•	the entry into an amended senior secured credit facility; and

•	the cessation of dealings in Telewest Communications shares on the London Stock Exchange and Telewest Communications ADRs on the Nasdaq National Market.

Telewest Communications and its wholly owned finance subsidiary, Telewest Jersey, are expected to be placed in solvent liquidation by their respective shareholders as soon as practicable.

THE OFFERING

Issuer	Telewest Global, Inc.

Securities Offered by the Selling Stockholders	110,000,000 shares of common stock, par value $0.01 per share.

Common Stock Outstanding	245,000,001 shares as of July 16, 2004

Voting Rights	Holders of our common stock have one vote per share.

Use of Proceeds

We will not receive any proceeds from the sale of common stock sold pursuant to this prospectus. The selling stockholders will receive all the net proceeds from the sale of common stock sold pursuant to this prospectus.

Nasdaq National Market Symbol	Our shares of common stock have been accepted for inclusion on the Nasdaq National Market under the symbol “TLWT.”

Risk Factors

Please refer to the section of this prospectus entitled “Risk Factors” beginning on page 8 for a discussion of risks that you should consider carefully before deciding to invest in shares of our common stock.

Summary Historical Financial Information of Telewest

The following table presents summary historical financial information from the historical consolidated financial statements of Telewest Communications and selected operating data for the periods presented. This information should be read together with the consolidated financial statements included elsewhere in this prospectus and the information provided in “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Telewest Communications has historically presented its financial statements both on the basis of generally accepted accounting principles in the United States, or US GAAP, and on the basis of generally accepted accounting principles in the United Kingdom, or UK GAAP. Telewest Communications’ and its consolidated subsidiaries’ financial statements included in this prospectus have been prepared in accordance with US GAAP and are presented in pounds sterling, which was its operating currency. Telewest’s financial statements are prepared in accordance with US GAAP and have been presented in US dollars. As a result of the financial restructuring, Telewest’s financial statements will in the future be presented in pounds sterling, Telewest’s operating currency going forward. We will not present our financial statements on the basis of UK GAAP in the future.

Subsequent to the issuance of its consolidated financial statements as of and for the year ended December 31, 2002, Telewest Communications determined the need to adjust the classification of debt previously reflected as long term in the consolidated balance sheet (£1.8 billion at December 31, 2002), to write off associated deferred financing costs (£11 million for the year ended December 31, 2002) and to account for default interest in respect of unpaid interest on defaulted notes and debentures (£2 million at December 31, 2002). As a result of the adjustments, the information presented in the following table with respect to the year ended December 31, 2002 and the three months ended March 31, 2003 differs from that initially presented in Telewest Communications’ filings with the US Securities and Exchange Commission, or SEC, prior to the amendment to its annual report on Form 20-F for the year ended December 31, 2002. See Note 3 to Telewest Communications’ consolidated financial statements on page F-21 of this prospectus.

Beginning with our unaudited consolidated financial statements for the three months ending September 30, 2004, our financial statements will reflect our acquisition of the businesses of Telewest Communications and the application of “fresh start” accounting as described in Statement of Position “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, issued by the American Institute of Certified Public Accountants. The adoption of “fresh start” accounting will result in the determination of our reorganization value and the allocation to assets in conformity with the procedures specified by Financial Accounting Standards Board, or FASB, Statement No. 141 and each liability generally will be stated at the then fair value of the amount to be repaid. “Fresh start” accounting is expected to change the book value of our tangible and intangible assets with an associated change in our future depreciation and amortization expense as compared to the financial statements for periods prior to the effective date of the financial restructuring, included elsewhere in this prospectus.

Financial information and operating data for Telewest are not included because Telewest did not conduct business and had no substantial assets or liabilities during any of the periods presented below.

	Year ended December 31,						Three months ended March 31,
	1999(1)	2000(2)	2001	2002 Restated	2003	2003(3)	2003 Restated	2004	2004(3)
			(in millions)
Statement of Operations Data:
Total revenue	£786	£1,069	£1,254	£1,283	£1,298	$2,388	£319	£328	$604
Operating costs and expenses	(964)	(1,428)	(2,375)	(3,723)	(1,278)	(2,352)	(317)	(309)	(569)

Operating (loss)/profit	(178)	(359)	(1,121)	(2,440)	20	36	2	19	35
Other (expense)/income, net	(50)	(17)	(203)	151	301	554	(41)	86	159
Interest expense (including amortization of debt discount)(4)	(313)	(385)	(487)	(528)	(488)	(898)	(125)	(109)	(201)
Tax benefit/(expense)	–	6	70	28	(16)	(29)	1	–	–

Net loss(4)	£(541)	£(755)	£(1,741)	£(2,789)	£(183)	$(337)	£(163)	£(4)	$(7)

Balance Sheet Data (as of period end):
Cash and cash equivalents	£65	£60	£14	£390	£427	$786	£390	£434	$799
Working capital(5)	(194)	(170)	(305)	(500)	(711)	(1,308)	(620)	(737)	(1,355)
Total assets	4,568	7,324	6,332	4,095	3,889	7,156	4,072	3,866	7,113
Total debt (including short term)(6)	3,130	4,254	4,897	5,450	5,293	9,739	5,508	5,247	9,654
Capital leases (including short term)	138	245	238	204	140	258	191	128	236
Shareholders’ equity/(deficit)	953	2,145	451	(2,386)	(2,558)	(4,707)	(2,547)	(2,561)	(4,712)

Other Data:
Depreciation	£305	£423	£469	£495	£389	$716	£96	£94	$173
Impairment of fixed assets	–	–	–	841	–	–	–	–	–
Amortization	62	147	183	–	–	–	–	–	–
Impairment of goodwill	–	–	766	1,445	–	–	–	–	–
Capital expenditure(7)	463	525	546	447	228	420	67	66	122

	Year ended December 31,					Three months ended March 31,
	1999(1)	2000(2)	2001	2002	2003	2003	2004
Operating Data (as of period end):
Total residential subscribers	1,585,566	1,691,341	1,765,619	1,758,625	1,730,438	1,743,722	1,742,144
Household penetration(8)	35.7%	35.3%	37.5%	37.4%	37.0%	37.2%	37.2%
Percentage triple-service subscribers(9)	n/a	0.3%	3.3%	10.4%	16.8%	11.9%	18.9%
Total cable television subscribers	1,155,560	1,249,610	1,341,784	1,293,811	1,272,064	1,273,545	1,285,797
Total residential telephony subscribers	1,416,697	1,538,140	1,615,809	1,614,324	1,600,033	1,601,606	1,612,147
Total internet subscribers	60,306	287,263	388,451	540,445	647,986	571,476	693,499
Business customer accounts	58,347	66,507	72,934	73,746	69,269	72,662	67,411
Flextech share of basic viewing(10)	n/a	23.1%	20.4%	20.4%	19.3%	18.8%	20.4%

(1)	Includes results of operations of Cable London PLC from November 23, 1999 (the date Telewest Communications acquired the 50% of Cable London it did not already own).
(2)	Includes results of operations of Flextech from April 19, 2000 (the date Telewest Communications acquired Flextech) and the results of Eurobell (Holdings) PLC from November 1, 2000 (the date Telewest Communications acquired Eurobell).
(3)	The economic environment in which Telewest Communications operated is the United Kingdom, and therefore its reporting currency was pounds sterling (£). Some of the financial information as of and for the year ended December 31, 2003 and the three months ended March 31, 2004 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.84 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2004. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(4)

In April 2002, the US Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard (or SFAS) 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Telewest Communications adopted this standard from January 1, 2002 and reclassified £15 million and £20 million from extraordinary items to interest expense for the years ended December 31, 2001 and 1999, respectively. No material adjustments were required in 2000 or 2002.

(5)	Includes trade and other receivables, prepaids and inventory less accounts payable, other liabilities inclusive of capital accruals and deferred income.
(6)	Excludes capital lease obligations.
(7)	Represents cash paid for property and equipment, net of cash received upon dispositions of property and equipment, of £5 million, £2 million, £2 million, £1 million and zero, respectively, for the years 1999, 2000, 2001, 2002 (restated) and 2003; and zero and zero respectively for the three-month periods presented.
(8)	Household penetration describes the percentage of those homes passed and marketed that take one or more of our cable television, residential telephony or internet services.
(9)	Triple-service subscribers are those subscribers who take all three of Telewest Communications’ cable television, residential telephony and broadband internet services.
(10)	Basic viewing over 24 hours in pay-television homes.

RISK FACTORS

Investments in our common stock involve risks. Investors should carefully consider the following discussion of risks and the other information in this prospectus before deciding to invest in shares of common stock being offered pursuant to this prospectus. The risks and uncertainties described below are not the only ones we face.

Risks Related to Our Financing and Telewest Communications’ Recently Completed Financial Restructuring

We may not be able to refinance our amended senior secured credit facility at its final maturity.

Our amended senior secured credit facility will consist of total committed credit facilities of approximately £2.03 billion, most of which will mature on December 31, 2005. We do not expect to be able to generate sufficient free cash flow to be able to repay that debt on December 31, 2005 and will therefore need to refinance a substantial portion of the amended senior secured credit facility before that date. If we were unable to refinance the amended senior secured credit facility our senior lenders would be entitled to demand repayment under the facility and could also seek to enforce their security interest over substantially all of our assets. Even if we were able to refinance the amended senior secured facility, we may be unable to do so on favorable terms.

Telewest Communications was historically unable to fund its operations through operating cash flow and we may not be able to fund our operations through operating cash flow in the future.

Telewest Communications was historically unable to fund its operating expenses, capital expenditures and debt payment obligations through operating cash flow and therefore incurred substantial indebtedness. As part of Telewest Communications’ financial restructuring, we have refinanced some of this indebtedness and therefore will be required to devote a significant portion of our cash flow from operations to senior debt obligations under our amended senior secured credit facility and to capital expenditures, thereby reducing funds available for other purposes. It is possible that we may continue to incur losses and may not achieve or sustain sufficient cash flow in the future for the payment of interest, the meeting of capital expenditure needs and/or other purposes. If our operating cash flow is not sufficient to meet our operating expenses, capital expenditures and debt payment obligations, we may be forced to raise cash or reduce expenses by doing one or more of the following:

•	increasing, to the extent permitted, the amount of borrowings under our amended senior secured credit facility;

•	restructuring or refinancing our indebtedness prior to maturity, or on unfavorable terms;

•	delaying or reducing capital expenditures necessary to maintain our network and respond to technological developments and increased competition;

•	selling or disposing of some of our assets, possibly on unfavorable terms;

•	revising or delaying the implementation of our strategic plans; or

•	foregoing business opportunities, including acquisitions and joint ventures.

We could also be forced to seek additional equity capital, which could dilute the interests of the holders of our common stock.

We cannot be sure that any of the above actions would be sufficient to fund our operations.

Our obligations to service our substantial indebtedness could significantly reduce available cash flow, impact our ability to obtain additional financing and limit our flexibility in reacting to competitive and technological changes.

We have substantial indebtedness and may incur additional indebtedness in the future. Our substantial consolidated level of indebtedness, and associated interest payment obligations:

•	limit cash flow available for general corporate purposes, including any acquisitions;

•	limit our ability to obtain necessary financing for working capital, capital expenditure or business opportunities and to implement our business strategies;

•	limit our flexibility in reacting to competitive, technological and other changes;

•	expose us to a risk that a decrease in net cash flows due to economic developments or adverse developments in our business could make it difficult or impossible to meet senior debt payment obligations; and

•	expose us to risks inherent in interest rate fluctuations.

Our operations and financing activities are restricted by covenants in our amended senior secured credit facility.

The amended senior secured credit facility entered into by our subsidiary, Telewest Communications Networks Limited, or TCN, contains a number of significant restrictions and covenants that limit our ability to:

•	acquire businesses or assets;

•	engage in mergers, consolidations and asset dispositions;

•	make capital expenditures and investments;

•	enter into debt and preferred equity financings;

•	pay dividends or redeem or repurchase capital stock;

•	amend debt and other material agreements; and

•	sell equity of, or receive distributions from, subsidiaries.

TCN is required to comply with specified financial ratios and performance covenants. There are also significant restrictions on our and Telewest UK’s ability to engage in activities other than acting as holding companies. These restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise.

If we are unable to comply with the financial and performance covenants in our amended senior secured credit facility, our senior lenders could impose additional restrictions on us or accelerate repayment of all amounts due under the amended senior secured credit facility.

Our ability to comply with the financial and performance covenants in our amended senior secured credit facility will depend on a number of factors, including our operating performance, the level of interest rates and cash flow, as well as other factors that we may have failed to anticipate or that are beyond our control.

If Telewest, TCN or our other subsidiaries that are a party to the amended senior secured credit facility do not comply with these or other covenants and restrictions contained therein we would be in default under the amended senior secured credit facility. As a result of a default, our senior lenders could cause all of the outstanding indebtedness under the amended senior secured credit facility to become due and payable, require us to apply all of our cash to repay the indebtedness or prevent us from making debt service payments on any other indebtedness we owe. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance that debt. In addition, any default under the amended senior secured credit facility, or agreements governing our other existing or future indebtedness, is likely to lead to an acceleration of indebtedness under any other debt instruments that contain cross-acceleration or cross-default provisions. If the indebtedness under our amended senior secured credit facility is accelerated as a result of a default, we are unlikely to have sufficient assets to repay that debt, and/or other indebtedness then outstanding.

Telewest UK and Telewest are holding companies and depend upon cash from our subsidiaries to meet our obligations.

We are a holding company with no independent operations or significant assets other than our investments in Telewest UK. Telewest UK is a holding company with no independent operations or significant assets other than its investments in and advances to subsidiaries. In order to meet our obligations, we rely on receiving sufficient cash from Telewest UK and its subsidiaries. Our subsidiaries are restricted by the covenants in the amended senior secured credit facility from paying dividends, repaying loans and making other distributions to us and Telewest UK. In particular, the amended senior secured credit facility generally restricts the funds available to us from TCN to £5 million a year and limits the use of such funds. Future debt instruments may contain similar restrictions that may prevent us from meeting our obligations.

Telewest UK has indemnified Telewest Communications and Telewest Jersey for any of their obligations not compromised in connection with Telewest Communications’ financial restructuring, except for, among other things, certain expenses of Telewest Communications’ shareholders and its former noteholders arising as a result of the financial restructuring, and will rely on funds provided by its subsidiaries in meeting its obligations under that indemnity. Covenants in the amended senior secured credit facility will severely restrict the funds available to Telewest UK to meet the indemnity obligation.

Our directors may change our current long-range plan.

Our board of directors includes only one director who was on Telewest Communications’ board of directors, Cob Stenham. Certain principal former holders of Telewest Communications’ notes and debentures designated all of our remaining directors. Our new board of directors will work to develop an operating business plan. As a result, it is likely that we will make changes (which could be material) to the business, operations and current long-range plan described in this prospectus. It is impossible to predict what these changes will be and the impact they will have on our future results of operations and our share price.

We may be subject to taxation in multiple jurisdictions.

If Telewest is deemed to have its place of central management and control in the United Kingdom, we will be subject to taxation in both the United States and the United Kingdom. If that is the case, our effective tax rate and aggregate tax liability will be affected by a number of factors, including differences in tax rates in the United States and the United Kingdom, tax treaties between the United States and the United Kingdom, and future changes in the law. As a result, we may pay income taxes in one jurisdiction for a particular period even though on an overall basis we incurred a net loss for that period or may otherwise have a higher aggregate tax liability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting Impact of Telewest Communications’ Financial Restructuring—Future Income Subject to US Federal Income Tax.”

It may be difficult to compare our future financial statements as a result of “fresh start” accounting.

As a result of the completion of Telewest Communications’ financial restructuring on July 15, 2004, we have adopted “fresh start” accounting in accordance with SOP 90-7, with effect from July 1, 2004. Under SOP 90-7, we established a new accounting basis, and recorded our existing assets and liabilities at their respective fair values. As a result of the application of “fresh start” accounting, our balance sheet and results of operations for the period ended September 30, 2004 and for each reporting period thereafter will not be comparable in many material respects to the balance sheet or results of operations reflected in Telewest Communications’ historical financial statements for periods prior to July 1, 2004 included elsewhere in this prospectus. In addition, the final results of operations of Telewest Communications will probably include a gain on the extinguishment of Telewest Communications’ outstanding notes and debentures. This may make it more difficult to compare our performance with the historical performance of Telewest Communications.

A significant percentage of the outstanding shares of our common stock will be held by a small number of stockholders, who may have conflicts of interest.

As a result of Telewest Communications’ financial restructuring, some of Telewest Communications’ former bondholders, including some of the former bondholders who designated a member of our initial board of directors, became significant stockholders of Telewest. As a result of these relationships, when conflicts arise between the interests of significant stockholders and the interests of our other stockholders, directors designated by the affected stockholders may not be disinterested. These stockholders may also have or make significant investments in other telecommunications companies, including NTL, Inc. and BSkyB. This may result in conflicts of interest. Actions these stockholders take relating to these investments may conflict with the interests of our other stockholders. Under Delaware law, transactions that we enter into in which a director has a conflict of interest are generally permissible as long as the material facts as to the director’s or officer’s relationship to or interest in the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, or the transaction is otherwise fair to us.

If the UK merger control regime were applied to Telewest Communications’ financial restructuring, it would require substantial management and financial resources and could require divestment by major stockholders.

Telewest Communications’ financial restructuring could potentially trigger the UK merger control regime in the event that any one of our stockholders acquires sufficient shares of our common stock and rights of control to materially influence our commercial policy. If the UK merger control regime were to be triggered by the financial restructuring, it could result in an investigation. Any UK merger investigation would require substantial management and financial resources that would otherwise be devoted to our business. If the transaction were found to result in a substantial lessening of competition or, following intervention by the Secretary of State, to be contrary to the public interest, sanctions could result in one or more major stockholders being required to divest all or a portion of their interests in us which could adversely affect the market for our common stock.

Risks Related to Our Common Stock

The large number of our shares eligible for public sale could cause our stock price to decline and make it difficult for us to sell equity or equity-related securities.

As a result of the financial restructuring, Telewest Communications’ and Telewest Jersey’s scheme creditors, some of whom are selling stockholders under this prospectus, received 98.5% of our outstanding common stock. Some of these creditors are not in the business of holding equity on a long-term basis. Some of these stockholders also have rights, subject to various conditions, to require us to file one or more registration statements, including the right to have us file a “shelf” registration statement, of which this prospectus is a part, covering their shares, or to include their shares in registration statements that we may file for ourselves or on behalf of other stockholders. Sales by these stockholders of a substantial number of shares after the financial restructuring may significantly reduce the market price of our common stock. Moreover, the perception that these stockholders might sell significant amounts of common stock could depress the trading price of the common stock for a considerable period. Sales of these shares, and the possibility of these sales, could make it more difficult for us to sell equity, or equity-related securities, in the future at a time, and price, that we consider appropriate.

Due to our recent financial condition and the historical volatility of the shares of cable, telecommunications and internet companies, the market price of our common stock is likely to be volatile.

As a result of a number of factors, including the recent financial condition of Telewest Communications and our participation in markets that have experienced historical price volatility, the market price for our common stock is likely to be volatile, perhaps even more so than the stock market in general, and the market for cable, telecommunications and internet companies in particular. Factors that could cause volatility in the market price for our common stock in the future may include, among other things:

•	actual or anticipated variations in our operating results;

•	new products or services, whether ours or those of our competitors;

•	changes in financial estimates by securities analysts covering us;

•	changes in the market valuations of other cable, telecommunications and internet companies;

•	large increases or decreases in capital commitments;

•	additions or departures of key personnel; and

•	issuances of common stock by us.

Due to Telewest Communications’ troubled financial history and our participation in historically volatile markets, these factors may negatively affect the market price for our common stock to a greater extent than they would other companies, in some cases regardless of our operating performance.

Shares may be issued to our directors and employees under stock option plans, which could dilute the value of our common stock.

We have set aside a portion of our common stock to be used in our 2004 Stock Incentive Plan, which is designed to incentivize our employees, senior executives and directors. Our board of directors reserved 24,500,000 shares for issuance pursuant to the 2004 Stock Incentive Plan, and an aggregate of 1,245,407 shares of restricted stock and options to purchase an aggregate of 8,389,694 shares have been granted pursuant to the plan. The issuance of additional common stock, or the announcement that additional common stock will be issued, in connection with our 2004 Stock Incentive Plan that is in excess of investors’ expectations may result in a reduction in the market price of our common stock.

Some provisions of our certificate of incorporation, by-laws and amended senior secured credit facility may discourage or prevent a takeover of us, even if a takeover might be beneficial to our stockholders.

Provisions of our certificate and by-laws may have the effect of delaying or preventing an acquisition or merger in which we are acquired or a transaction that changes our board of directors. See “Description of the Telewest Capital Stock—Special Provisions of the Certificate of Incorporation” and “—Special By-laws Provisions.” Our board of directors has also authorized the adoption of a stockholder rights plan which is triggered when certain conditions are met, including the acquisition of 25% or more of our shares by any person. If triggered, the stockholder rights plan will result in the acquisition of Telewest being uneconomic for a potential acquiror. In addition, under the terms of the amended senior secured credit facility, there is a mandatory prepayment and cancellation of the entire facility if (i) any person holds, or any persons acting in concert hold, directly or indirectly, 30% or more of either the voting or the economic interest in Telewest, or (ii) TCN (or any affiliate of TCN) merges with any other entity.

The Delaware law provisions, the prepayment provision in our amended senior secured credit facility, and/or the stockholder rights plan could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions, or the stockholder rights plan, could likewise limit the prices that investors might be willing to pay in the future for our common stock.

Risks Related to Our Operations

We may not be able to compete successfully in the highly competitive telephony, content, multi-channel television and broadband internet markets.

The level of competition is intense in all of the markets in which we compete. In particular, our key cable telephony and cable television businesses compete in markets dominated by our competitors: British Telecommunications plc, or BT, in telephony and British Sky Broadcasting plc, or BSkyB, in multi-channel television. Each of BT and BSkyB have significantly greater economies of scale and resources than we have and are therefore in a better position to invest in developing and acquiring proprietary technology, to expand into new business fields, to take advantage of economies of scale with suppliers and to increase their market shares. These advantages are also increasingly important in the broadband internet market where BT has demonstrated a strong interest in developing and marketing broadband internet products. In addition, on May 13, 2004, BT announced price reductions for wholesale broadband access. As a result of the reduction to the costs of supplying broadband services, we expect increasing price competition in the broadband internet business.

In the cable television market, competition has been increased as a result of the launch of Freeview in October 2002, which provides a free 30-channel digital service to consumers who purchase a set-top box, or had previously purchased a set-top box for use with the now defunct ITV Digital or who own an integrated digital television.

In the telecommunications market, in addition to competition from fixed-line telephony providers such as BT, falling mobile phone tariffs have resulted in mobile telephony becoming more competitive with Telewest’s cable telephony products.

If we are unable to compete successfully, we may not be able to attract new customers or retain our existing customers, particularly for higher-margin services.

High customer churn could result in a failure to achieve anticipated revenue levels.

We experienced rapid growth and development in a relatively short period of time, both in the nature of the services we offer and in the number of subscribers for those services. This growth has challenged our ability to provide uniform customer service across our customer base and to integrate training and operations support systems, such as billing and accounts receivable functions, across our business. At the same time, we face strong competition in the markets in which we compete and our customers can readily purchase products and services substantially similar to our own from other providers. We believe that these factors have contributed to our historically high levels of customer churn as compared to cable companies in the United States. Customer churn is a measure of the percentage of customers disconnecting from our services in a given period and is considered to be an indicator of the level of customer satisfaction or dissatisfaction with our products and services, including customer service.

Telewest Communications increased the prices for a number of its products and services in April 2002 and March 2003 and our current long-range plan anticipates some additional price increases. Price rises generally lead to higher customer churn among customers who are sensitive to price fluctuations.

We cannot predict whether we will continue to have similarly high, or higher, rates of customer churn as a result of rapid growth and development, a failure to improve customer service, price increases or for other reasons. High rates of customer churn could negatively affect operating results by, for example, reducing revenues or increasing the cost of sales.

Failure to successfully market broadband internet services may adversely impact our results of operations.

Our high-speed internet services are a significant contributor to our revenue and subscriber growth. The contribution to revenue results both from growing numbers of blueyonder broadband services customers as well as cable television and residential telephony customer growth resulting from blueyonder subscribers who elect to take one or both of our other key services. However, residential use of broadband internet services is a relatively new and undeveloped market, in which we face significant competition from alternative internet access media, such as digital subscriber line, or DSL, and dial-up services offered by a number of our competitors. Customers might not be prepared to pay a premium for faster broadband services, compared to slower but cheaper dial-up and DSL services. If we are unable to charge prices for broadband services that are anticipated in our strategic plan as a result of competition, or if our competitors deliver better services long-range, we are likely to experience reduced revenue and subscriber growth.

The industries in which we participate are subject to rapid and significant changes in technology, and the effect of technological changes on our businesses cannot be predicted.

The internet, cable and telecommunications industries are characterized by rapid and significant changes in technology. The effect of future technological changes on our businesses cannot be predicted. It is possible that products or other technological breakthroughs, such as voice-over-internet protocol (“voip”), may result in our core offerings becoming outdated and less competitive. We may not be able to develop new products and services at the same rate as our competitors or keep up with trends in the technology market as well as our competitors.

The current long-range plan focuses on reducing our capital expenditures. As a result, we may not be able to maintain the technological competitiveness of our core products or maintain or increase our market share in key market segments. If our products and services are not competitive, we are likely to lose customers and business, our turnover will decline and our businesses will be materially adversely affected. The cost of implementing emerging and future technologies could be significant, and our ability to fund that implementation may depend on our ability to obtain additional financing. We cannot be certain that we would be successful in obtaining any additional financing required.

If we do not maintain and upgrade our networks in a cost-effective and timely manner, we could lose customers and revenues.

Maintaining an uninterrupted and high quality service over our network infrastructure is critical to our ability to attract and retain customers. Providing a competitive service level depends in part on our ability to maintain and upgrade our networks in a cost-effective and timely manner. The maintenance and upgrade of our networks will depend upon, among other things, our ability to:

•	modify network infrastructure for new products and services;

•	install and maintain cable and equipment; and

•	finance maintenance and upgrades.

Our amended senior secured credit facility limits the level of total capital expenditure that we can incur. If this affects our ability to replace network assets at the end of their useful lives or if there is any reduction in our ability to perform necessary maintenance on network assets, our networks may have an increased failure rate, which is likely to lead to increased customer churn and the effects described above.

Our operations depend on critical systems housed in a relatively small number of locations, which could result in significant network outages in the event of a natural disaster, terrorist attack, war or other catastrophic event.

Our operations depend on many sophisticated, critical systems, which support all of the various aspects of our operations from network to billing and customer service systems. The hardware supporting a large number of those critical systems is housed in a relatively small number of locations. In particular, we have only a single originating point for our digital television services, known as a headend, located in Knowsley. On December 31, 2003, the Knowsley headend was flooded resulting in an outage of our digital television services. If the Knowsley headend or one or more other locations were to be subject to fire, flooding, natural disaster, terrorism, power loss, break-in or other catastrophe in the future, it could result in network-wide or local outages in our network services. Any outages would result in lost revenues, potential loss of customers and/or adverse publicity. In addition, the transmission of material that contains any viruses over our networks, or other electronic devices, intended to damage, or otherwise cause harm to or interfere with, our networks, could also result in a loss of revenues.

Insolvency or non-performance by parties from whom we lease fiber-optic cable could result in the loss of cable service in some coverage areas.

Approximately nine percent of our fiber-optic cable is owned by other licensed operators and is leased to us on an “indefeasible rights of use” basis. In the event of insolvency or non-performance by the counterparties to these indefeasible rights of use, there is a risk that cable service could be lost in parts of the areas in which we operate.

We depend on key information systems for billing, customer management and service delivery over our networks, the failure of which could result in a loss of customers or failure to collect payments due from customers.

We rely on a number of software applications for billing, customer management and the delivery of services over our networks. Our ability to maintain accurate customer records for billing and marketing purposes is critical to our ability to collect revenue and market to our existing customer base. If we are unable to maintain, upgrade or expand these systems to meet future operational needs, maintain adequate back-up facilities or adequately protect our systems through firewalls and access controls we may lose customers, or fail to collect payments from customers.

Regulation of the markets in which we provide our services has been changing rapidly; unpredictable changes in UK and European Union regulations affecting the conduct of our business, including price regulations, may have an adverse impact on our ability to raise prices, enter new markets or control our costs.

Our principal business activities are regulated and supervised by various governmental bodies in the United Kingdom and by the regulatory initiatives of the European Commission. Regulatory changes have recently occurred, and may in the future occur, at the UK or EU level with respect to licensing requirements, price regulation, interconnection arrangements, number portability, carrier pre-selection, the ability to provide digital services, ownership of media companies, programming, local loop unbundling, the provision of open access by

UK cable operators to other telecommunications operators, the adoption of uniform digital technology standards or the bundling of services. Regulatory changes relating to the activities of us and our competitors, such as changes relating to access to cable networks, the costs of interconnection with other networks or the prices of competing products and services, could adversely affect our ability to raise prices, enter new markets or control our costs. See “Our Business —Regulatory Matters.”

The UK and EU merger control regimes may affect our ability to enter into a merger or acquisition that we otherwise believe will benefit us and our stockholders.

Our participation in any substantial merger or acquisition with another company in our industry may lead to significant increases in market share. A merger of this sort may be investigated by either the Office of Fair Trading or, depending on jurisdiction issues, the Merger Task Force of the European Commission. The Office of Fair Trading is likely to investigate any substantial merger involving Telewest, which would lead to the creation of a company supplying more than 25% of the pay-television market in the United Kingdom or enhancing the market share of a company supplying more than 25% of the pay-television market in the United Kingdom.

It is likely that any proposed merger or acquisition between us and another company in our industry would also be subject to consideration by the UK Office of Communications. The UK Office of Communications would then provide advice to the regulatory body considering the proposed merger or acquisition.

In the United Kingdom, mergers that appear to raise significant competition (antitrust) issues, or in the case of media mergers, public interest issues, may be referred to the UK Competition Commission for an in-depth investigation. Similarly, any merger being reviewed by the European Commission could, if significant competition issues were revealed, involve an in-depth “Phase II” investigation. Given that there has been considerable consolidation in the UK cable sector, the merger control process could limit the possibilities for any future consolidation.

We may not be able to achieve, or realize benefits from, any further consolidation in the UK cable industry.

We and other cable companies in the United Kingdom have historically grown through consolidation. The UK cable industry now consists of two principal participants, Telewest and NTL, Inc. As a result, the opportunities for us to grow through acquisitions are limited. We cannot assure you that any attempt to consolidate would be successful or that any anticipated benefits of consolidation would be realized on a timely basis or at all. Risks associated with business combinations include the loss of contractual rights by virtue of change of control provisions, difficulties in integrating accounting policies and systems and loss of key employees.

Our future dependence on BSkyB and other suppliers for television programming could have a material adverse effect on our ability to provide attractive programming at a reasonable cost.

We obtain a significant amount of our premium programming, some of our basic programming and pay-per-view sporting events from BSkyB, or a BSkyB joint venture. BSkyB is a leading supplier of programming to cable television operators and is the exclusive supplier of some programming, including the Sky Sports channels and the most popular premium subscription film channels available in the United Kingdom.

Telewest continues to buy BSkyB wholesale premium content on the basis of an industry ratecard. There is no contractual agreement with BSkyB for the provision of such content. We are aware of BSkyB’s continued efforts to impose terms and conditions, via a ratecard annex/annexes to the provision of such channels on a wholesale basis. Some of these relate to the supply of BSkyB premium channels via our analogue and digital system and include terms associated with security of supply and piracy. We have not yet agreed to the same conditions.

There is also programming carried by competing digital service providers that may not be available to our digital television subscribers. Our inability to obtain this programming, or any other popular programming, or to obtain it at a reasonable cost, could materially adversely affect the number of subscribers to our cable television service.

We will compete directly in the provision of pay-television services with BSkyB, from which we will also purchase content.

In addition to providing programming to cable operators, BSkyB competes with us by offering its programming directly to its digital satellite customers. As a result of BSkyB’s ownership of this content, it is able to offer this content to its subscribers at a price that will be challenging for us to match and still maintain a profit margin on the sale of that premium programming. BSkyB may also offer content exclusively to its digital satellite customers and not to us.

We will rely on key suppliers to provide programming, which may increase our content acquisition costs.

In addition to BSkyB, our significant programming suppliers include Viacom, Discovery and Turner, a division of Time Warner. Suppliers of popular programming may decide to introduce new channels to be packaged with their existing programming options or otherwise increase our costs of purchasing existing and new programming. Our dependence on these suppliers for television programming could have a material adverse effect on our ability to provide attractive programming at a reasonable cost.

Disruptions in our satellite transmissions could materially adversely affect our content segment operations.

Our content segment, Flextech, currently broadcasts its digital services with Astra satellite transponders leased from Société Européene des Satellites. The operation of the Astra satellites is beyond Flextech’s control. Disruption to the satellites would result in disruption to Flextech’s content services and, depending upon the nature of that disruption, could result in a loss of revenues, a loss of customers and/or adverse publicity. The satellite transponders may fail before the expiration, in December 2013, of our contractual right to utilize them which may result in additional costs as alternative arrangements are made for satellite transmission.

The development of technology that enables unauthorized access to our networks could result in a loss of revenue.

We rely on the integrity of our networks to ensure that our services are provided only to identifiable paying customers. We have experienced piracy of our analog television services by individuals who have circumvented the security features on our set-top boxes.

We may not be able to maintain the integrity of our network. The development of new technology facilitating unauthorized access to our network could result in a loss of revenue.

We may not be granted rights to transmit our programming content over the internet.

All of the contracts governing our acquired television programming grant us the right to broadcast that programming over analog and/or digital television platforms. We may not be granted any rights to transmit that programming content over the internet. Failure to obtain internet transmission rights could prevent us from utilizing this content in connection with internet technologies and could result in competitors providing some of the content we broadcast over our analog and/or digital television platforms through the internet in competition with us.

We depend on the ability to attract and retain key personnel without whom it may not be able to manage our business lines effectively.

Our future success is likely to depend in large part on our continued ability to attract and retain highly skilled and qualified personnel. As a result of the recent financial condition of Telewest Communications and its financial restructuring, we may have difficulty in attracting and retaining highly skilled and qualified personnel.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute “forward-looking statements” which we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance, including, but not limited to, strategic plans, potential growth (including penetration of developed markets and opportunities in emerging markets), product introductions and innovation, meeting customer expectations, planned operational changes (including product improvements), expected capital expenditures, future cash sources and requirements, liquidity, customer service improvements, cost savings and other benefits of acquisitions or joint ventures—potential and/or completed—that involve known and unknown risks, uncertainties and other factors that may cause our or our businesses’ actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of those terms or other comparable terminology.

There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

•	the extent to which we are able to compete with other providers of broadband internet services, including British Telecommunications plc;

•	the extent to which consumers regard cable telephony as an attractive alternative to telephony services provided by, for example, British Telecommunications plc, or the emergence of voice-over-internet protocol as a viable alternative to cable telephony;

•	the extent to which we are able to successfully compete with mobile network operators;

•	the extent to which we are able to retain our current customers and attract new customers;

•	the extent to which we are able to migrate customers to additional products or services or to high-margin products or services;

•	the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

•	the extent to which UK and EU merger control laws restrict our ability to expand through mergers or acquisitions;

•	our ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive technological and business environment;

•	our ability to penetrate markets and respond to changes or increases in competition;

•	our ability to compete against digital television service providers, including British Sky Broadcasting Group plc and Freeview, by increasing our digital customer base;

•	our ability to compete with other internet service providers;

•	our ability to achieve, or realize benefits from, any further consolidation in the UK cable industry;

•	our ability to have an impact on, or respond to, new or changed government regulations;

•	our ability to improve operating efficiencies, including through cost reductions;

•	our ability to maintain and upgrade our network in a cost-efficient and timely manner;

•	adverse changes in the price or availability of telephony interconnection or cable television programming; and

•	disruption in our supply of programming, services and equipment.

In addition, the factors discussed under the caption “Risk Factors” on page 8 in this prospectus, also describe risks and factors that could cause results to differ materially from those projected in those forward-looking statements. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any of the forward-looking statements after the date of this prospectus to conform them to actual results, whether as a result of new information, future events or otherwise.

These risk factors may not be exhaustive. Other sections of this prospectus may describe additional factors that could adversely impact our business and financial performance. We operate in a continually changing business environment, and new risk factors may emerge from time to time. Management cannot anticipate all of these new risk factors, nor can they definitively assess the impact, if any, of new risk factors on us or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 to register our common stock being sold by the selling stockholders listed under the heading “Principal and Selling Stockholders.” As allowed by the rules of the US Securities and Exchange Commission, or SEC, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete and are in each instance qualified by reference to the copy of such contract or other document filed as an exhibit to the registration statement or such other document.

We are subject to the informational requirements of the Exchange Act and accordingly file reports, proxy statements and other information with the SEC. We were formed in November 2003 for the purposes of becoming the new holding company for the businesses of Telewest Communications in connection with its financial restructuring. Telewest Communications has filed reports and other information with the SEC under the US Securities Exchange Act of 1934, as amended, as a foreign private issuer. As a foreign private issuer, Telewest Communications was exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders were exempt from the reporting and “short-swing” profit recovery provisions and other restrictions contained in Section 16 of the Exchange Act. Telewest Communications was also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act.

You may read and copy any document filed by Telewest Communications or by us with the SEC without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of documents may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, including Telewest and Telewest Communications, who file electronically with the SEC. The address of that site is http://www.sec.gov.

SOURCES OF INFORMATION

All information concerning the number of homes “passed” (homes for which we have completed network construction) or homes “passed and marketed” is based on physical counts made by us during our network construction or marketing phases. In the case of homes for which the network construction or marketing was completed by another operator, the information on the number of homes “passed” or “passed and marketed” is based on the records of the relevant operator. All information concerning the franchise areas covered by General Cable PLC, Birmingham Cable Corporation Limited, Cable London PLC and Eurobell (Holdings) PLC before their respective acquisitions by us has been provided by, or derived from data provided by, General Cable, Birmingham Cable, Cable London and Eurobell, as the case may be. All information in this prospectus concerning Flextech’s share of basic television viewing is based on data measured by Broadcasters’ Audience Research Board Limited. All other statistics in this prospectus relating to our content segment are based on information compiled by independent agencies or by Flextech’s or our management.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock sold by the selling stockholders pursuant to this prospectus. The selling stockholders will receive all of the net proceeds from such sales.

DIVIDEND POLICY

Historically, neither we nor Telewest Communications have paid dividends. Our amended senior secured credit facility will preclude us from paying dividends by imposing limitations on TCN’s ability to distribute cash to us. As a result, it is not currently anticipated that we will pay dividends. We cannot assure you as to if or when we will begin to pay dividends.

EXCHANGE RATES

Unless otherwise indicated, the translation of pounds sterling into US dollars is made at $1.84 per £1.00, the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004. The following tables set forth, for the periods indicated, the noon buying rate for pounds sterling expressed in US dollars per £1.00.

Year Ended December 31,	Period End	Average(1)	High	Low
1999	1.61	1.61	1.67	1.55
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55
2004 (through July 13, 2004)	1.85	1.83	1.90	1.75

(1)	The average rate is the average of the noon buying rates on the last day of each month for which such rates were reported during the relevant period.

Month ended	Period End	High	Low
January 31, 2004	1.82	1.85	1.79
February 29, 2004	1.86	1.90	1.82
March 31, 2004	1.84	1.87	1.79
April 30, 2004	1.77	1.86	1.77
May 31, 2004	1.83	1.84	1.75
June 30, 2004	1.81	1.84	1.81

MARKET INFORMATION

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “TLWT.” It is anticipated that trading will commence on the Nasdaq National Market on July 19, 2004. With the exception of limited “when issued” trading on the over the counter market, there has not been any previous public trading market for our shares of common stock.

The ordinary shares of Telewest Communications historically traded on the London Stock Exchange under the symbol “TWT” and its ADSs traded on the Nasdaq National Market under the symbol “TWSTY.” The following table shows the range of high and low sales prices reported on the London Stock Exchange and the Nasdaq National Market for the periods indicated. As of July 16, 2004, these shares represent the right to receive 1.5% of our outstanding shares. Telewest Communications’ ordinary shares and ADSs were delisted from the London Stock Exchange and the Nasdaq National Market on July 14, 2004 and July 13, 2004, respectively, as part of Telewest Communications’ financial restructuring.

	Telewest Communications Shares(1)		Telewest Communications ADSs(2)
	High	Low	High	Low
Year ended December 31, 2002:
First Quarter	67.5 pence	11.3 pence	$195.00	$37.00
Second Quarter	13.5 pence	2.4 pence	$40.80	$7.00
Third Quarter	3.0 pence	0.8 pence	$10.40	$2.60
Fourth Quarter	3.6 pence	1.0 pence	$10.50	$3.05
Year ended December 31, 2003:
First Quarter	3.0 pence	2.0 pence	$8.60	$6.34
Second Quarter	2.4 pence	1.5 pence	$8.00	$5.36
Third Quarter	3.1 pence	1.5 pence	$9.60	$4.60
Fourth Quarter	2.2 pence	1.7 pence	$7.75	$5.91
Year ending December 31, 2004:
First Quarter	2.0 pence	1.6 pence	$7.50	$6.11
Second Quarter	1.7 pence	0.7 pence	$6.50	$2.45
Third Quarter (through July 13, 2004)	0.9 pence	0.8 pence	$3.55	$3.25

(1)	The middle-market quotations provided for the Telewest Communications’ ordinary shares are derived from the Daily Official List of the London Stock Exchange.
(2)	Telewest Communications’ ADSs were evidenced by ADRs issued by The Bank of New York, as the depositary, under an amended and restated deposit agreement, dated as of November 30, 1994 (as amended as of October 2, 1995 and September 20, 2002), among Telewest Communications, the Bank of New York and all holders and beneficial owners of ADRs issued thereunder. The prices set out for the Telewest Communications’ ADSs are provided by Nasdaq. From the time of Telewest Communications’ initial public offering until September 30, 2002 each ADS represented 10 ordinary shares. From October 1, 2002, each ADS represented 200 ordinary shares, as a result of Nasdaq’s listing requirements for each ADS to trade at $1.00 or more. The prices provided for the Telewest Communications’ ADSs for periods before October 1, 2002 have been adjusted to reflect the 200 to 1 ratio.

On July 12, 2004, the last day of trading on the Nasdaq National Market for Telewest ADSs, the closing price for our ADSs was $3.27. On July 14, 2004, the last day of dealings in Telewest Communications’ ordinary shares on the London Stock Exchange, the closing price for Telewest Communications’ ordinary shares was 0.75 pence. We cannot provide any guarantee that the opening prices of our common stock on the Nasdaq National Market on July 19, 2004, will reflect, in any way, the closing prices for the ordinary shares and ADSs of Telewest Communications. Telewest Communications’ shares and ADSs received 1.5% of our issued outstanding shares as of July 16, 2004, with the balance of our shares issued to former creditors.

As of July 14, 2004, there were 44,083 holders of record of Telewest Communications’ shares. At that date, all of our outstanding common stock was held by Telewest Communications. On July 15, 2004, we issued 245,000,000 shares of our common stock to an escrow agent for distribution in accordance with English and Jersey schemes of arrangement involving certain creditors of Telewest Communications and Telewest Jersey. These creditors consist principally of the holders of notes and debentures issued by Telewest Communications and Telewest Jersey.

CAPITALIZATION

The following table sets forth Telewest Communications’ capitalization as of March 31, 2004 on an actual basis, and on a pro forma basis adjusted to give effect to the following steps of Telewest Communications’ financial restructuring:

•	the cancellation of Telewest Communications’ and Telewest Jersey’s outstanding notes and debentures, including all unpaid accrued interest in exchange for equity of Telewest;
•	the full and complete satisfaction of all of the claims arising out of Telewest Communications’ former senior secured credit facility and entry into the amended senior secured credit facility; and
•	the adoption of “fresh start” accounting as set out in SOP 90-7. Adoption of “fresh start” accounting will result in the reorganization value of Telewest Communications being allocated to assets in conformity with the procedures specified by FASB Statement No. 141 and each liability generally will be stated at the fair value of the amount to be repaid. In particular, “fresh start” accounting is expected to change the value of our tangible and intangible assets with an associated change in our future depreciation and amortization expense as compared to Telewest Communications’ financial statements included elsewhere in this prospectus. Telewest Communications has substantially completed the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. The valuations and allocations set out in the table below are only an indication of the likely outcome of this process, and may be subject to further change, although we do not expect the final valuations and allocations to differ materially. The amount of shareholders’ equity in the “fresh start” balance sheet is not an estimate of the market value of our common stock. Neither we nor Telewest Communications make any representations as to the market value, if any, of our common stock.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Telewest Communications’ consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of March 31, 2004
	Actual	As adjusted (1)
	(unaudited) (in millions)
Cash and cash equivalents	£434	£216	$398

Debt repayable within one year
Senior secured credit facility	£2,000	£–	$–
Notes and debentures	3,240	–	–
Other debt	1	1	2
Capital lease obligations	82	82	151

	5,323	83	153

Debt repayable after more than one year
Amended senior secured credit facility	–	1,840	3,385
Other debt	6	6	11
Capital lease obligations	46	46	85

	52	1,892	3,481

Total debt	5,375	1,975	3,634

Total shareholders’ (deficit)/equity (2,873,665,584 ordinary shares of Telewest Communications, actual; 245,000,001 shares of common stock of Telewest, as adjusted) (2)	(2,561)	2,103	3,870
Minority interests	(1)	(1)	(2)

Total capitalization	£2,813	£4,077	$7,502

(1)	The economic environment in which Telewest Communications operated is the United Kingdom, and therefore its reporting currency was pounds sterling (£). Some of the financial information as of March 31, 2004 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.84 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2004. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(2)	Gives effect to the issuance of 245,000,000 shares of Telewest common stock pursuant to the financial restructuring of Telewest Communications. In addition, as part of its advisory fee in connection with Telewest Communications’ financial restructuring, UBS is expected to be issued a number of shares of our common stock (not expected to exceed 1.0% of our outstanding common stock) based on a formula that varies according to the value of the consideration received by the former bondholders in the Telewest Communications’ financial restructuring, as determined by UBS and the unofficial committee of bondholders in the financial restructuring, and the number of our shares of common stock outstanding.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents Telewest Communications’ selected historical consolidated financial data for each of the fiscal years 1999, 2000, 2001, 2002 (restated) and 2003 and for the three-month periods ended March 31, 2003 (restated) and 2004. The consolidated financial statements for the five fiscal years ended December 31, 2003 have been audited by KPMG Audit plc, an independent registered public accounting firm, and have been presented in accordance with US GAAP. The financial data for the three-month periods ended March 31, 2003 and 2004 have not been audited and have been prepared on the same basis as the audited financial statements and contain all adjustments necessary for a fair presentation of Telewest Communications’ results of operations for those periods and financial condition at those dates. The selected historical consolidated financial data for the three months ended March 31, 2004 are not necessarily indicative of the results expected for the entire year. The selected historical financial and operating data should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Telewest Communications’ historical consolidated financial statements and notes thereto, each of which is included elsewhere in this prospectus.

Subsequent to the issuance of its consolidated financial statements as of and for the year ended December 31, 2002, Telewest Communications determined the need to adjust the classification of debt previously reflected as long term in the consolidated balance sheet (£1.8 billion at December 31, 2002), to write off associated deferred financing costs (£11 million for the year ended December 31, 2002) and to account for default interest in respect of unpaid interest on defaulted notes and debentures (£2 million at December 31, 2002).

Similarly, the unaudited condensed consolidated financial statements for the three months ended March 31, 2003 have also been restated. Previously reported interest expense for the three months ended March 31, 2003 included a charge of £3 million in respect of amortization of deferred issue costs. This charge has been written back now that all deferred issue costs have been written off with effect from December 31, 2002. Additionally, a charge of £3 million has been made in the three months ended March 31, 2003 for further interest on bonds in default. The net effect of these adjustments to “Interest expense” for the three months ended March 31, 2003 is zero. As a result of the adjustments, the information presented in the following table with respect to the year ended December 31, 2002 and the three months ended March 31, 2003 differs from that initially presented in Telewest Communications’ filings with the SEC, prior to the amendment to its annual report on Form 20-F for the year ended December 31, 2002. See Note 3 to Telewest Communications’ consolidated financial statements on page F-21 of this prospectus.

Beginning with our unaudited consolidated financial statements for the three months ending September 30, 2004, our financial statements will reflect our acquisition of the businesses of Telewest Communications and the application of “fresh start” accounting as described in Statement of Position “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, issued by the American Institute of Certified Public Accountants. The adoption of “fresh start” accounting will result in the determination of our reorganization value and the allocation to assets in conformity with the procedures specified by Financial Accounting Standards Board, or FASB, Statement No. 141 and each liability generally will be stated at the then fair value of the amount to be repaid. “Fresh start” accounting is expected to change the book value of our tangible and intangible assets with an associated change in our future depreciation and amortization expense as compared to the financial statements for periods prior to the effective date of the financial restructuring included elsewhere in this prospectus.

Telewest Communications has historically presented its financial statements both on the basis of US GAAP and on the basis of UK GAAP. The financial statements with respect to Telewest Communications and its consolidated subsidiaries included in this prospectus have been prepared in accordance with US GAAP, and are presented in pounds sterling, which was Telewest Communications’ operating currency. Because Telewest is a Delaware corporation, it prepares its financial statements in accordance with US GAAP and has presented its financial statements in US dollars. As a result of the financial restructuring, Telewest will in the future present its financial statements in pounds sterling, its operating currency going forward. It will not present its financial statements on the basis of UK GAAP in the future.

	Year ended December 31,						Three months ended March 31,
	1999(1)	2000(2)	2001	2002 Restated	2003	2003(3)	2003 Restated	2004	2004(3)
	(in millions, except per share data)
Statement of Operations Data:
Revenue
Consumer Sales Division
Cable television	£258	£279	£329	£336	£317	$583	£79	£81	$149
Consumer telephony	334	445	488	495	470	865	117	117	215
Internet and other(4)	17	16	40	63	120	221	26	37	68

	609	740	857	894	907	1,669	222	235	432
Business Sales Division	177	248	268	283	278	511	70	67	124

Total Cable Segment	786	988	1,125	1,177	1,185	2,180	292	302	556
Content Segment	–	81	129	106	113	208	27	26	48

Total revenue	£786	£1,069	£1,254	£1,283	£1,298	$2,388	£319	£328	$604

Operating Costs and Expenses:
Cable programming expenses	£132	£132	£142	£128	£125	$230	£32	£33	$61
Cable telephony expenses	158	235	235	218	193	355	51	46	85
Content segment expenses	–	46	83	70	81	149	17	16	29
Depreciation	305	423	469	495	389	716	96	94	173
Impairment of fixed assets(5)	–	–	–	841	–	–	–	–	–

Cost of sales	595	836	929	1,752	788	1,450	196	189	348
Selling, general and administrative expenses	307	445	497	526	490	902	121	120	221
Amortization	62	147	183	–	–		–	–	–
Impairment of goodwill(5)	–	–	766	1,445	–		–	–	–

Total operating costs and expenses	£964	£1,428	£2,375	£3,723	£1,278	$2,352	£317	£309	$569

Operating (loss)/profit	£(178)	£(359)	£(1,121)	£(2,440)	£20	$36	£2	£19	$35
Other income/(expenses)
Interest income	7	15	15	19	24	44	6	7	13
Interest expense (including amortization of debt discount)(6)	(313)	(385)	(487)	(528)	(488)	(897)	(125)	(109)	(201)
Foreign exchange (losses)/gains, net	(49)	(15)	–	213	268	493	(48)	77	142
Share of net (losses)/profits of affiliates and impairment(5)	(6)	(15)	(216)	(118)	1	2	2	3	6
Minority interest in losses/(profits) of subsidiaries, net	(1)	1	1	1	–	–	–	–	–
Other, net	(1)	(3)	(3)	36	8	14	(1)	(1)	(2)
Tax benefit/(expense)	–	6	70	28	(16)	(29)	1	–	–

Net loss	£(541)	£(755)	£(1,741)	£(2,789)	£(183)	$(337)	£(163)	£(4)	$(7)

Basic and diluted loss per ordinary share	£(0.25)	£(0.28)	£(0.60)	£(0.97)	£(0.06)	$(0.11)	£(0.06)	£(0.00)	$(0.00)

Weighted average number of ordinary shares outstanding	2,197	2,705	2,880	2,873	2,874	2,874	2,874	2,874	2,874

Other Financial Data:
Cash provided by/(used in) operating activities	£34	£(4)	£13	£103	£308	$567	£74	£82	$151
Cash used in investing activities	(859)	(556)	(561)	(365)	(212)	(390)	(61)	(63)	(116)
Cash provided by/(used in) financing activities	849	555	502	638	(59)	(109)	(13)	(12)	(22)
Working capital(7)	(194)	(170)	(305)	(500)	(711)	(1,308)	(620)	(737)	(1,355)
Capital expenditure(8)	463	525	546	447	228	420	67	66	122

Balance Sheet Data (at period end)
Property and equipment, net	£2,818	£3,289	£3,473	£2,598	£2,421	$4,455	£2,566	£2,379	$4,377
Total assets	4,568	7,324	6,332	4,095	3,889	7,156	4,072	3,866	7,113
Investments	4	784	547	376	362	666	371	365	672
Total debt (including short term)	3,130	4,254	4,897	5,450	5,293	9,739	5,508	5,247	9,654
Capital leases (including short term)	138	245	238	204	140	258	191	128	236
Shareholders’ equity/(deficit)	953	2,145	451	(2,386)	(2,558)	(4,707)	(2,547)	(2,561)	(4,712)

(1)	Includes results of operations of Cable London from November 23, 1999 (the date Telewest Communications acquired the 50% of Cable London it did not already own). Prior to that date the 50% interest in Cable London was accounted for under share of net (losses)/profits of affiliates and impairment.
(2)	Includes results of operations of Flextech from April 19, 2000 (the date Telewest Communications acquired Flextech) and the results of Eurobell (Holdings) PLC from November 1, 2000 (the date Telewest Communications acquired Eurobell).

(3)	The economic environment in which Telewest Communications operated is the United Kingdom, and therefore its reporting currency was pounds sterling (£). Some of the financial information as of and for the year ended December 31, 2003 and the three months ended March 31, 2004 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.84 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2004. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(4)	Other consists primarily of the sale of cable publications, which ceased in November 2002. Internet and other has consisted entirely of internet revenues from that date.
(5)	In 2001, Telewest Communications recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million. In 2002, it recorded a fixed asset impairment charge of £841 million, a goodwill impairment charge of £1,445 million and wrote down the value of its investments in affiliates by £130 million.
(6)	In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Telewest Communications adopted this standard from January 1, 2002 and reclassified £15 million and £20 million from extraordinary items to interest expense for the years ended December 31, 2001 and 1999, respectively. No material adjustments were required in 2000 or 2002.
(7)	Includes trade and other receivables, prepaids and inventory less accounts payable, other liabilities inclusive of capital accruals and deferred income.
(8)	Represents cash paid for property and equipment, net of cash received upon dispositions of property and equipment, of £5 million, £2 million, £2 million, £1 million and zero, respectively, for the years 1999, 2000, 2001, 2002 (restated) and 2003; and zero and zero, respectively, for the three-month periods presented.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are derived from Telewest Communications’ audited consolidated financial statements for the year ended December 31, 2003 and its unaudited condensed consolidated interim financial statements for the three months ended March 31, 2004, which are included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information has been prepared to reflect the following adjustments to Telewest Communications’ historical financial information to give effect to Telewest Communications’ financial restructuring, as if it occurred as of March 31, 2004 for purposes of the unaudited pro forma balance sheet and as of January 1, 2003 and January 1, 2004 for purposes of the unaudited pro forma consolidated statements of income for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively:

•	the cancellation of Telewest Communications’ and Telewest Jersey’s outstanding notes and debentures, including all unpaid accrued interest in exchange for our common stock;

•	the full and complete satisfaction of all of the claims arising out of Telewest Communications’ former senior secured credit facility and entry into the amended senior secured credit facility with our senior lenders; and

•	the adoption of “fresh start” accounting as set out in Statement of Position “Financial Reporting Entities in Reorganization under the Bankruptcy Code,” referred to as SOP 90-7, issued by the American Institute of Certified Public Accountants.

The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or our financial position would have been had Telewest Communications’ financial restructuring occurred on January 1, 2003, January 1, 2004 or March 31, 2004, respectively, nor is it necessarily indicative of our future operating results or consolidated financial position. In particular, as a result of the application of “fresh start” accounting, our estimated reorganization value has been allocated on a pro forma basis to assets in conformity with the procedures specified in FASB Statement No. 141 and each liability generally is stated at the fair value of the amount to be repaid. The adoption of “fresh start” accounting will change the book value of the tangible and intangible assets shown in Telewest Communications’ financial statements with an associated change in our future depreciation and amortization expense as compared to the financial statements included elsewhere in this prospectus. Telewest Communications has substantially completed the process of determining both the reorganization value and the fair value of our identifiable tangible and intangible assets. The valuations and allocations set out in the unaudited pro forma consolidated financial statements are only an indication of the likely outcome of this process, and may be subject to further change, although we do not expect the final valuations and allocations to differ materially. The amount of shareholders’ equity in the “fresh start” balance sheet is not an estimate of the market value of our common stock. We do not make any representations as to the market value, if any, of our common stock.

The unaudited pro forma consolidated financial information should be read in conjunction with Telewest Communications’ historical consolidated financial statements and notes thereto. You should also read sections “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statements of Income

(in millions, except per share data)

	Year ended December 31, 2003
	Historical	Financial Restructuring Adjustments	Note	“Fresh Start” Adjustments(7)	Note	Pro Forma(1)
	£	£		£		£	$
Revenue:
Consumer Sales Division
Cable television	317	–		–		317	583
Consumer telephony	470	–		–		470	865
Internet	120	–		–		120	221

	907	–		–		907	1,669
Business Sales Division	278	–		–		278	511

Total Cable Segment	1,185	–		–		£1,185	2,180
Content Segment	113	–		–		113	208

Total revenue	1,298	–		–		£1,298	2,388

Operating Costs and Expenses
Cable programming expenses	125	–		–		125	230
Cable telephony expenses	193	–		–		193	355
Content segment expenses	81	–		–		81	149
Depreciation	389	–		111	(6)	500	920

Cost of sales	788	–		111		899	1,654
Selling, general and administrative expenses	490	33	(2)	–		523	962

	1,278	33		111		1,422	2,616

Operating profit/(loss)	20	(33)		(111)		(124)	(228)

Other income/(expense)
Interest income	24	(10)	(3)	–		14	26
Interest expense (including amortization of debt discount)	(488)	276	(4)	–		(212)	(390)
Foreign exchange gains, net	268	(268)	(5)	–		–	–
Share of net profits of affiliates	1	–		–		1	2
Other, net	8	–		–		8	14
Tax benefit	(16)	–		–		(16)	(29)

Net loss	(183)	(35)		(111)		(329)	(605)

Basic and diluted loss per ordinary share	£(0.06)					£(1.34)*	$(2.47)*
Weighted average number of ordinary shares	2,874					245	245

*	Assumes the issuance of 245 million shares of the common stock of Telewest were outstanding throughout the period but does not include a number of shares of our common stock (not expected to exceed 1.0% of our outstanding common stock) based on a formula that varies according to the value of the consideration received by the former bondholders in Telewest Communications’ financial restructuring (as determined by UBS and the unofficial committee of bondholders in the financial restructuring, and the number of our shares of common stock outstanding) to be issued to UBS as part of its advisory fee in connection with the financial restructuring.

Unaudited Pro Forma Consolidated Statements of Income

(in millions, except per share data)

	Three months ended March 31, 2004
	Historical	Financial Restructuring Adjustments	Note	“Fresh Start” Adjustments(7)	Note	Pro Forma(1)
	£	£		£		£	$
Revenue
Consumer Sales Division
Cable television	81	–		–		81	149
Consumer telephony	117	–		–		117	215
Internet	37	–		–		37	68

	235	–		–		235	432
Business Sales Division	67	–		–		67	124

Total Cable Segment	302	–		–		302	556
Content Segment	26	–		–		26	48

Total revenue	328	–		–		328	604

Operating Costs and Expenses
Cable programming expenses	33	–		–		33	61
Cable telephony expenses	46	–		–		46	85
Content segment expenses	16	–		–		16	29
Depreciation and amortization	94	–		28	(6)	122	225

Cost of sales	189	–		28		217	400
Selling, general and administrative expenses	120	24	(2)	–		144	265

	309	24		28		361	665

Operating profit/(loss)	19	(24)		(28)		(33)	(61)

Other income/(expense)
Interest income	7	(3)	(3)	–		4	7
Interest expense (including amortization debt discount)	(109)	51	(4)	–		(58)	(107)
Foreign exchange gains, net	77	(76)	(5)	–		1	2
Share of net profits of affiliates	3	–		–		3	6
Other, net	(1)	–		–		(1)	(2)
Tax (expense)/benefit	–	–		–		–	–

Net loss	(4)	(52)		(28)		(84)	(155)

Basic and diluted loss per ordinary share	£(0.00)					£(0.34)*	$(0.63)*
Weighted average number of ordinary shares	2,874					245	245

*	Assumes the issuance of 245 million shares of the common stock of Telewest were outstanding throughout the period but does not include a number of shares of our common stock (not expected to exceed 1.0% of our outstanding common stock) based on a formula that varies according to the value of the consideration received by the former bondholders in Telewest Communications’ financial restructuring (as determined by UBS and the unofficial committee of bondholders in the financial restructuring, and the number of our shares of common stock outstanding) to be issued to UBS as part of its advisory fee in connection with the financial restructuring.

Notes To Unaudited Pro Forma Consolidated Statements of Income

(1)	The economic environment in which Telewest Communications operated is the United Kingdom, and therefore its reporting currency was pounds sterling (£). Some of the financial information for the year ended December 31, 2003 and the three months ended March 31, 2004 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.84 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2004. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(2)	Represents financial restructuring charges in excess of those charged for the year ended December 31, 2003 and for the three months ended March 31, 2004 of £33 million and £24 million, respectively.
(3)	Represents reversal of interest income of £10 million and £3 million in the year ended December 31, 2003 and in the three months ended March 31, 2004, respectively, on higher cash balances with effect from June 2002 as a result of realizing derivative contracts and additional drawdowns from Telewest Communications’ former senior secured credit facility.

(4)	Represents adjustments to interest expense with effect from January 1, 2003 and January 1, 2004, respectively as follows:

	Year ended December 31, 2003	Three months ended March 31, 2004
	(millions)
Reversal of interest charges due to cancellation of notes and debentures	£352	£78
Reversal of interest charges on former senior secured credit facility	118	34
Interest charges on amended senior secured credit facility	(152)	(35)
Write-off of unamortized facility fee as at January 1 in respect of former senior secured credit facility	(29)	(23)
Write back of facility fee amortization charge in period	6	2
Amortization charges in respect of facility fee on amended senior secured credit facility	(8)	(2)
Amortization of interest rate swaps	(11)	(3)

	£276	£51

(5)	Represents reversal of foreign exchange gains, net, on US dollar denominated debt and forward contracts of £268 million and £76 million with effect from January 1, 2003 and January 1, 2004, respectively.
(6)	Represents the increase in depreciation and amortization expense for the year ended December 31, 2003 and for the three months ended March 31, 2004 of £111 million and £28 million, respectively, due to the increase in carrying value of property and equipment based on a weighted average useful life of approximately 12 years and intangible assets based on a weighted average useful life of approximately seven years.
(7)	As a result of the application of “fresh start” accounting, the estimated reorganization value of Telewest Communications has been allocated to assets in conformity with the procedures specified in FASB Statement No. 141 and each liability generally is stated at the fair value of the amount to be repaid. The adoption of “fresh start” accounting will change the book value of Telewest Communications’ tangible and intangible assets with an associated change in our future depreciation and amortization expense as compared to the financial statements included elsewhere in this prospectus. We have substantially completed the process of determining both our reorganization value and the fair value of our identifiable tangible and intangible assets. The valuations and allocations set out in the “Fresh Start Adjustments” column are only an indication of the likely outcome of this process, and may be subject to further change, although we do not expect the final valuations and allocations to differ materially. We expect the gain on the cancellation of debt to be equal to the total amount of restructured notes and debentures and accrued interest thereon, which totals approximately £3.8 billion. In accordance with SEC rules on pro forma adjustments, we have not reflected this credit in the Unaudited Pro Forma Consolidated Statements of Income and Unaudited Pro Forma Consolidated Balance Sheet as it would be a material non-recurring gain resulting from the proposed transaction, which is not expected to have a continuing impact on operations.

Unaudited Pro Forma Consolidated Balance Sheet

(in millions)

	As of March 31, 2004
	Historical	Financial Restructuring Adjustments	Note	“Fresh Start” Adjustments(8)	Note	Pro Forma(1)
Assets	£	£		£		£	$
Cash and cash equivalents	434	(218)	(2)			216	398
Secured cash deposits restricted for more than one year	13	–		–		13	23
Trade receivables	112	–		–		112	206
Other receivables	43	–		–		43	79
Prepaid expenses	21	–		–		21	39

Total current assets	623	(218)				405	745
Investments in affiliates, accounted for under the equity method, and related receivables	365	–		(42)		323	594
Property and equipment	2,379	–		640		3,019	5,555
Intangible assets	–	–		425		425	782
Goodwill	447	–		46	(9)	493	907
Inventory	31	–		–		31	57
Other assets	21	9	(3)	–		30	55

Total assets	3,866	(209)		1,069		4,726	8,695

Liabilities and shareholders’ equity/(deficit)
Accounts payable	104	–		–		104	191
Other liabilities	724	(404)	(4)	–		320	588
Deferred income	116	–		–		116	213
Debt repayable within one year	5,241	(5,240)	(5)	–		1	2
Capital lease obligations repayable within one year	82	–		–		82	151

Total current liabilities	6,267	(5,644)				623	1,145
Deferred tax	109	–		–		109	201
Debt repayable after more than one year	6	1,840	(6)	–		1,846	3,396
Capital lease obligations repayable after more than one year	46	–		–		46	85

Total liabilities	6,428	(3,804)				2,624	4,827
Minority interests	(1)	–		–		(1)	(2)
Total shareholders’ (deficit)/equity	(2,561)	3,595	(7)	1,069	(9)	2,103	3,870

Total liabilities and shareholders’ equity	3,866	(209)		1,069		4,726	8,695

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)	The economic environment in which Telewest Communications operated is the United Kingdom, and therefore its reporting currency was pounds sterling (£). Some of the information as of March 31, 2004 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.84 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2004. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(2)	Represents (i) the repayment of a credit advance of £160 million made by the Senior Lenders on September 27, 2002 which was repaid on completion of the financial restructuring, (ii) £30 million amendment fee in respect of the amended senior secured credit facility and (iii) the full payment of outstanding financial restructuring charges of £28 million as at March 31, 2004.

millions
Cash and cash equivalents
–repayment of credit advance	£(160)
–payment of amendment fee	(30)
–financial restructuring charges	(28)

(218)
Debt repayable after more than one year
–repayment of credit advance	160
Other assets
–payment of amendment fee	30
Other liabilities
–financial restructuring charges accrued	4
Total shareholders’ (deficit)/equity
–financial restructuring charges	24

£0

(3)	Represents amendment fee on the amended senior secured credit facility of £30 million less write off of unamortized facility fee on Telewest Communications’ former senior secured credit facility of £21 million as of March 31, 2004.

millions
Other assets
–amendment fee on amended senior secured credit facility	£30
–write-off existing facility fee	(21)

9
Cash and cash equivalents
–payment of amendment fee	(30)
Total shareholders’ (deficit)/equity
–write-off existing facility fee	21

£0

(4)	Represents (i) the conversion into equity of £400 million of unpaid accrued interest on notes and debentures at March 31, 2004, and (ii) the payment of financial restructuring charges not previously paid.

millions
Other liabilities
–conversion of unpaid accrued interest on note and debentures	£(400)
–payment of financial restructuring charges accrued	(4)

(404)
Cash and cash equivalents
–payment of financial restructuring charges accrued	4
Total shareholders’ (deficit)/equity
–conversion of unpaid accrued interest on note and debentures	400

£0

(5)	Debt repayable within one year includes £2,000 million in respect of the former senior secured credit facility. Under the terms of the amended senior secured credit facility the funds will fall for repayment on December 31, 2005 and June 30, 2006. Accordingly £2,000 million has been reclassified to debt repayable after more than one year. Debt repayable within one year also includes £3,240 million at March 31, 2004 of outstanding notes and debentures which were converted into equity in the financial restructuring.

millions
Debt repayable within one year
–reclassification of senior secured credit facility	£(2,000)
–conversion of outstanding notes and debentures	(3,240)

(5,240)
Debt repayable after more than one year
–reclassification of senior secured credit facility	2,000
Total shareholders’ (deficit)/equity
–conversion of outstanding notes and debentures	3,240

£0

(6)	Represents the transfer to debt repayable after more than one year of £2,000 million in respect of the amended senior secured credit facility, referred to in (5) above, less £160 million repayment of credit advance referred to in (2) above.

millions
Debt repayable after more than one year
–reclassification of senior secured credit facility	£2,000
–repayment of credit advance	(160)

1,840
Debt repayable within one year
–reclassification of senior secured credit facility	(2,000)
Cash and cash equivalents
–repayment of credit advance	160

£0

(7)	Represents conversion into equity of £3,240 million of notes and debentures and £400 million of unpaid accrued interest thereon at March 31, 2004 less additional financial restructuring charges of £28 million and write off of unamortized facility fee £21 million referred to in (3) above.

millions
Total shareholders’ (deficit)/equity
–conversion of outstanding notes and debentures	£3,240
–conversion of unpaid accrued interest on note and debentures	400
–financial restructuring charges	(24)
–write-off existing facility fee	(21)

3,595
Debt repayable within one year
–conversion of outstanding notes and debentures	(3,240)
Other liabilities
–conversion of unpaid accrued interest on note and debentures	(400)
–payment of financial restructuring charges accrued	(4)
Cash and cash equivalents
–financial restructuring charges	28
Other assets
–write-off existing facility fee	21

£0

(8)	As a result of the application of “fresh start” accounting, the estimated reorganization value of Telewest Communications has been allocated to assets in conformity with the procedures specified in FASB Statement No. 141 and each liability generally is stated at the fair value of the amount to be repaid. The adoption of “fresh start” accounting will change the book value of Telewest Communications’ tangible and intangible assets with an associated change in our future depreciation and amortization expense as compared to the financial statements included elsewhere in this prospectus. Telewest Communications has substantially completed the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. The valuations and allocations are only an indication of the likely outcome of the process, and may be subject to further change, although we do not expect the final valuations and allocations to differ materially. The amount of shareholders’ equity in the “fresh start” balance sheet is not an estimate of the market value of our common stock. We do not make any representations as to the market value, if any, of our common stock.
(9)	Represents reorganization value in excess of amounts allocated to identified assets as follows:

millions
Estimated present value of discounted cash flows of the emerging entity	£4,260
Current assets	405
Other assets	61

Estimated reorganization value	4,726
Total assets after financial restructuring adjustments at March 31, 2004	3,657

Reorganization value in excess of amounts allocable to identifiable assets	1,069

Allocated to:
Investment in affiliates	(42)
Property and equipment	640
Intangible assets – customer lists and trade names	425
Goodwill	46

£1,069

Telewest Communications has substantially completed the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. The valuations and allocations shown above are only an indication of the likely outcome of the process, and they may be subject to further change, although we do not expect the final valuations and allocations to differ materially. The new intangible assets which are not currently recognized and the increased value of property and equipment will result in additional depreciation and amortization expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and notes to the financial statements included elsewhere in this prospectus.

Overview

After its flotation in 1994, Telewest Communications incurred substantial operating and net losses and substantial borrowings principally to fund the capital costs of its network construction, operations and the acquisition of UK cable assets. Telewest Communications incurred these substantial borrowings during a period when the UK cable industry was being established. Borrowings generally reflected expectations for growth that were based on subscription levels experienced by US cable companies during similar stages of their development, the anticipated impact of regulatory and technological changes in the United Kingdom which permitted Telewest Communications to offer telephony and internet services in addition to cable television services, and a belief that Telewest Communications would be able to refinance existing debt as it matured. Penetration rates for services offered by Telewest Communications and other UK cable companies have not, however, historically equalled penetration rates achieved in the US and revenues from these services have in aggregate been considerably lower than expected. In addition, in the first half of 2002, a series of circumstances, including the well-publicized downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of Telewest Communications’ corporate credit ratings in March and April 2002, severely limited Telewest Communications’ access to financing and consequently impaired Telewest Communications’ ability to service its debt and refinance its existing debt obligations.

In April 2002, Telewest Communications began exploring a number of options to address its funding requirements, and subsequently began discussions with, among others, an ad hoc committee of its noteholders, its senior lenders and other creditors. In October 2002, Telewest Communications defaulted on substantially all of its outstanding indebtedness. After extensive negotiations with these creditors, the terms, conditions and structure of a financial restructuring were substantially agreed between these creditors and certain major shareholders at the time.

The financial restructuring received the approval of Telewest Communications’ creditors on June 1, 2004 and became effective on July 15, 2004. It is anticipated that the key remaining steps of the financial restructuring, the distribution of 245,000,000 shares of our common stock to creditors and shareholders of Telewest Communications and Telewest Jersey and the quotation of that stock on the Nasdaq National Market, will be completed on July 19, 2004. Among other things, the financial restructuring resulted in:

•	the reorganization of Telewest Communications’ business under Telewest;

•	the cancellation of all of the outstanding notes and debentures of Telewest Communications and its finance subsidiary Telewest Jersey, in return for the distribution of 98.5% of our common stock, and the distribution of the remaining 1.5% of our common stock to Telewest Communications’ shareholders, in accordance with English and Jersey schemes of arrangement involving certain creditors of Telewest Communications and Telewest Jersey. This reduced the total outstanding indebtedness of the business by approximately £3.8 billion to approximately £2.0 billion and will significantly reduce interest expense;

•	the entry into the amended senior secured credit facility; and

•	the cessation of dealings in Telewest Communications shares on the London Stock Exchange and Telewest Communications ADRs on the Nasdaq National Market.

During 2002, Telewest Communications also conducted an operational review, leading to the adoption of the current long-range plan in December 2002. This plan reflects a shift in operational focus from subscriber acquisition to increasing average revenue per user and decreasing churn. This plan focuses on acquiring profitable customers and controlling costs, and reflects the constraints on the capital available to Telewest Communications while its financial restructuring was in progress. Our aim is to be the leading broadband communications group in the United Kingdom, measured by free cash flow, customer service and broadband deployment. Accordingly, our focus and strategy under the current long-range plan are:

•	in the consumer sales division, to be the broadband leader in the geographic areas in which we operate and to use that broadband leadership to drive the “triple play” penetration of high-speed internet bundled with television and telephony;

•	in the business sales division, to focus on profitable small-to-medium-sized enterprise, or SME, customers and to continue to build a profitable data-led business in the larger corporate and public sector;

•	in the content segment, to become a significant force in multi-channel television by leveraging our relationship with the BBC, through UKTV, and by targeting niche markets with our wholly owned channels and UKTV channels; and

•	to make the most of our existing capital investment by exploiting previous investments in network efficiency, rather than network expansion or investment in new product development, and to maximize the capital efficiency of our network by, among other things, ensuring appropriate recovery and reuse of customer premises equipment.

We aim to reduce our operating cost base through a more selective customer acquisition approach, new customer self-service initiatives and a continued focus on the efficiency of network maintenance and corporate expenditure. A strong focus on cash and cost control is intended to speed growth in positive free cash flow, which will now be significantly aided by the completion of the financial restructuring.

In light of the successful completion of Telewest Communications’ financial restructuring, it is likely that our board of directors will, upon further review, revise or replace our current long-range plan. Nevertheless, our discussion of operating results focuses on the key factors identified in the current long-range plan because these are the performance indicators on which management is currently focused, and represent in management’s view potential drivers of growth and operating results in the future.

Basis of Presentation

Telewest Communications historically presented its financial statements both on the basis of US GAAP and on the basis of UK GAAP. The financial statements of Telewest Communications and its consolidated subsidiaries included in this prospectus have been prepared in accordance with US GAAP and are presented in pounds sterling, which was Telewest Communications’ operating currency. Telewest’s financial statements are prepared in accordance with US GAAP and have been presented in US dollars. As a result of the financial restructuring, Telewest’s financial statements will in the future be presented in pounds sterling, its operating currency going forward. Telewest will not present its financial statements on the basis of UK GAAP in the future.

Subsequent to the issuance of its consolidated financial statements as of and for the year ended December 31, 2002, Telewest Communications determined the need to adjust the classification of debt previously reflected as long term in the consolidated balance sheet (£1.8 billion at December 31, 2002), to write off associated deferred financing costs (£11 million for the year ended December 31, 2002) and to account for default interest in respect of unpaid interest on defaulted notes and debentures (£2 million at December 31, 2002).

Similarly, the unaudited condensed consolidated financial statements for the three months ended March 31, 2003 have also been restated. Previously reported interest expense for the three months ended March 31, 2003 included a charge of £3 million in respect of amortization of deferred issue costs. This charge has been written back now that all deferred issue costs have been written off with effect from December 31, 2002. Additionally, a charge of £3 million has been made in the three months ended March 31, 2003 for further interest on bonds in default. The net effect of these adjustments to “Interest expense” for the three months ended March 31, 2003 is zero. As a result of the adjustments, the information presented in the following table with respect to the year ended December 31, 2002 and the three months ended March 31, 2003 differs from that initially presented in Telewest Communications’ filings with the SEC, prior to the amendment to its annual report on Form 20-F for the year ended December 31, 2002. See Note 3 to Telewest Communications’ consolidated financial statements on page F-21 of this prospectus.

Accounting Impact of Telewest Communications’ Financial Restructuring

“Fresh Start” Accounting

Beginning with our unaudited consolidated financial statements for the three months ending September 30, 2004, our financial statements will reflect the transfer to us of the businesses of Telewest Communications and the application of “fresh start” accounting as described in Statement of Position “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, issued by the American Institute of Certified Public Accountants. Under “fresh start” accounting, an independent third party financial adviser has provided Telewest Communications with an estimated value range which we will use to determine the final “reorganization value” for the purposes of applying “fresh start” accounting.

The reorganization value will be allocated, based on estimated fair values provided by the independent financial adviser, to all of our identifiable assets in accordance with the procedures specified by Statement of Financial Accounting Standards No. 141, or SFAS No. 141.

We will apply the new valuations to our financial statements and results of operations as of the effective date of Telewest Communications’ scheme of arrangement.

As a result of the application of “fresh start” accounting, our consolidated balance sheet, as well as our future depreciation and amortization expense, will differ from that presented in the historical consolidated financial statements of Telewest Communications included elsewhere in this prospectus. In particular, “fresh start” accounting will change the value of our tangible and intangible assets with an associated change in our depreciation and amortization expense as compared to Telewest Communications. See “Risk Factors—Risks Related to Our Financing and Telewest Communications’ Recently Completed Financial Restructuring—It may be difficult to compare our future financial statements as a result of ‘fresh start’ accounting.”

Cancellation of Indebtedness

Telewest Communications’ financial restructuring resulted in the cancellation of approximately £3.8 billion of notes and debentures, including the unpaid accrued interest on those notes and debentures, leaving outstanding approximately £1,840 million in debt under our amended senior secured credit facility and approximately £120 million of other long term liabilities, including obligations under various capital leases. As a result, our interest expense will decline significantly in comparison to the interest expense incurred by Telewest Communications in prior periods.

Potential Change to Long Range Plan

Telewest Communications’ financial restructuring resulted in our subsidiary, Telewest UK Limited, succeeding to substantially all of Telewest Communications’ operating companies and assets and assuming responsibility for the satisfaction of all of Telewest Communications’ debts, obligations and liabilities that were not compromised as part of the financial restructuring, except certain expenses of Telewest Communications’ shareholders and former noteholders arising as a result of the financial restructuring. In addition, a new board of directors, most of whom were designated by members of an ad hoc committee of former noteholders and W.R. Huff Asset Management Co. LLC, was appointed. As a result our business strategy may change, which could have a material effect on our future results of operations and financial condition.

Future Income Subject to US Federal Income Tax

The transactions comprising Telewest Communications’ financial restructuring will likely result in our earnings being subject to US federal income tax and might therefore subject us to a higher effective income tax rate than is currently the case for Telewest Communications, which is not subject to US federal income tax. As non-US persons, Telewest UK and its foreign subsidiaries are generally not subject to tax in the United States on their income derived from sources outside the United States. However, we will be subject to US federal income tax on our worldwide income. In addition, because we will have foreign subsidiaries meeting the definition of a controlled foreign corporation, certain types of income of those foreign subsidiaries will be taxable to us.

Use of Estimates and Critical Accounting Policies

Our accounting policies are summarized in note 4 to our audited consolidated financial statements. As stated above, we prepare our consolidated financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include capitalization of labor and overhead costs, impairment of goodwill and long-lived assets, and accounting for debt and financial instruments. Actual results could differ from those estimates.

We consider the following policies to be the most critical accounting policies in understanding the estimates, assumptions and judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows:

•	revenue recognition;

•	impairment of goodwill and long-lived assets;

•	capitalization of labor and overhead costs; and

•	accounting for debt and financial instruments.

Our financial statements will also reflect the impact of adopting “fresh start” accounting. See “—Accounting Impact of Telewest Communications’ Financial Restructuring—‘Fresh Start’ Accounting.”

Revenue Recognition

We apply the provisions of Statement of Financial Accounting Standard, or SFAS, No. 51, “Financial Reporting by Cable Television Companies,” in relation to connection and activation fees for cable television, as well as telephony and internet services, on the basis that we market and maintain a unified fiber network through which we provide all of these services. Consequently, those fees are recognized in the period of connection to the extent that those fees are less than direct selling costs. Any excess of connection and activation fees over direct selling costs is deferred and amortized over the expected customer life.

Impairment of Goodwill and Long-Lived Assets

We apply the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which we adopted on January 1, 2002. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Therefore, all long-lived assets, including goodwill and investments in unconsolidated affiliates, are evaluated for impairment on the basis of estimated undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is determined to be impaired, it is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows, and those estimates include inherent uncertainties, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation. Assumptions used in these cash flows are consistent with our internal forecasts. If actual results differ from the assumptions used in the impairment review, we may incur additional impairment charges in the future.

Capitalization of Labor and Overhead Costs

The telecommunications and cable industries are highly capital-intensive and a large portion of our resources are spent on capital activities. Judgment is sometimes required to determine whether a project is capital in nature and whether certain costs are directly associated with a capital project. In particular, determining whether overhead is borne as a consequence of specific capital activities requires some judgment. The changing nature of the sectors in which we operate and the nature of our development activities will affect the appropriateness of our capitalization policy in the future.

Accounting for Debt and Financial Instruments

We manage our risks associated with interest rates (and have historically also done so in respect of foreign exchange rates) and may use derivative financial instruments to hedge a portion of these risks. As a matter of policy, we do not use derivative financial instruments unless there is an underlying exposure and, therefore, we do not use derivative financial instruments for trading or speculative purposes. The evaluation of hedge effectiveness is subject to assumptions and judgments based on the terms and timing of the underlying exposures. All derivative financial instruments are recognized in the consolidated balance sheet at fair value. The fair value of our derivative financial instruments is generally based on quotations from third-party financial institutions, which are market estimates of fair value that may differ from the amounts that might be realized if those instruments were monetized.

Results of Operations

We operate in two reportable segments: cable and content. Our chief operating decision-maker receives disaggregated financial and subscriber data for the cable segment, covering telephony, television and internet product lines; while support, service and network costs are compiled at the operating segment level. The content segment supplies TV programming to the UK pay-television broadcasting market and its operating results, which are naturally separate from the cable segment, are regularly reviewed by the chief operating decision-maker. Revenues derived by the content segment from the cable segment are eliminated on consolidation.

Our financial condition and results of operations for the three months ended March 31, 2003 and 2004 and for the years ended December 31, 2001, 2002 and 2003, in each case based upon financial information prepared in accordance with US GAAP, are discussed below.

Comparison of Three Months Ended March 31, 2003 and 2004

Our consolidated revenue increased by £9 million or 2.8% from £319 million for the three months ended March 31, 2003 to £328 million for the three months ended March 31, 2004. The increase was primarily attributable to an £11 million or 42.3% increase in internet revenue and a £2 million or 2.5% increase in cable television revenues, partially offset by a decrease of £3 million or 4.3% in business sales division revenue and a £1 million or 3.7% decrease in content segment revenue.

CABLE SEGMENT

Consumer Sales Division

Consumer sales division revenue represents a combination of cable television revenue, consumer cable telephony revenue, and internet income.

	Three months ended March 31, 2003	Three months ended March 31, 2004	Percentage increase/ (decrease)
Consumer Sales Division
Revenue (in millions):
Cable Television	£79	£81	2.5%
Consumer Telephony	117	117	—
Internet	26	37	42.3%

Total Consumer Sales Division	£222	£235	5.9%

Average monthly revenue per subscriber(1)	£41.83	£45.05	7.7%
Dual or triple penetration(2)	70.2%	74.1%	5.6%
Number of “triple play” subscribers(3)	206,950	329,955	59.4%
Percentage of “triple play” subscribers	11.9%	18.9%	58.8%
Total residential subscribers	1,743,722	1,742,144	(0.1%)
Household penetration(4)	37.2%	37.2%	—
Average household churn(5)	14.1%	11.6%	(17.7%)

(1)	Average monthly revenue per subscriber (often referred to as “ARPU” or “Average Revenue per User”) represents (i) the average monthly revenue of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.

(2)	Percentage of our total customer base who take two or three of our cable television, residential telephony and broadband internet services.
(3)	“Triple play” subscribers are those subscribers who take all of our cable television, residential telephony and broadband internet services.
(4)	Household penetration describes the percentage of those homes passed and marketed that take one or more of our cable television, residential telephony or internet services.
(5)	Average household churn rate for a three-month period represents four times the total number of subscribers who disconnected during that period divided by the average number of subscribers in that period. Subscribers who move premises within Telewest’s addressable areas and retain Telewest’s services are excluded from these churn calculations.

Consumer sales division revenues increased by £13 million or 5.9% from £222 million for the three months ended March 31, 2003 to £235 million for the three months ended March 31, 2004. The increase resulted primarily from a substantial growth in internet revenues and modest growth in cable television revenue.

The increase in average monthly revenue per subscriber was attributable to selected retail price increases in our cable television and residential telephony services in March 2003 and an increase in dual or triple penetration. The increase in dual or triple penetration was primarily a result of the growth of our broadband internet services, subscribers to which generally also subscribe to one or more of our cable television or residential telephony products. As at March 31, 2004, aproximately 94% of our blueyonder broadband subscribers took at least one of our cable television or residential telephony products.

During the three-month period ended March 31, 2004, total residential subscribers increased by 11,706 or approximately 0.7% as customer growth continued for the third consecutive quarter following losses in residential subscribers in the first half of 2003. This increase was achieved due to the success of our broadband internet service, the introduction of new product propositions, operational improvements to sales efficiency, and lower churn. Although we experienced subscriber growth in each of our three product lines, total residential subscribers decreased marginally primarily as a result of the continued effect of the selected price rises described below (particularly in analog television), lower sales due to tighter credit control procedures and as a result of the disconnection of approximately 7,000 “zero-paying” analog TV only customers following a database clean-up exercise, offset by new subscribers to our products, particularly our broadband internet services. Tight credit control measures remain in place to ensure that new residential subscribers contribute to revenue growth.

As part of our policy of focusing on more cash-generative customers, we introduced selected price rises across our cable television, telephony and dial-up internet product range in March 2003. Customer growth was impacted by this price rise and the tightening of our credit control policy. We returned to customer growth in the second half of 2003 as we reduced churn and continued to market and enhance our digital TV and “triple play” products.

We anticipate that further growth in internet revenues, together with television and/or consumer telephony revenues generated by new subscribers to our broadband internet service, should lead to overall revenue growth for the consumer sales division in 2004. However, this is contingent upon, among other things, continued growth in consumer demand for internet broadband services generally, and our service offerings in particular, as well as our ability to manage broadband internet customer churn.

Cable Television Revenue

Cable television revenue increased by £2 million or 2.5% from £79 million for the three months ended March 31, 2003 to £81 million for the three months ended March 31, 2004. The increase was primarily attributable to the continued migration of cable television subscribers from analog to digital services and an increased number of subscribers.

	Three months ended March 31, 2003	Three months ended March 31, 2004	Percentage increase/ (decrease)
Cable Television
Cable television subscribers—digital	887,306	1,029,759	16.1%
Cable television subscribers—analog	386,239	256,038	(33.7%)

Total cable television subscribers	1,273,545	1,285,797	1.0%

Percentage of cable television subscribers—digital	69.7%	80.1%	14.9%
Average monthly revenue per digital subscriber	£21.99	£21.55	(2.0%)
Average monthly revenue per analog subscriber	£17.34	£19.77	14.0%
Average monthly revenue per subscriber (analog and digital)(1)	£20.50	£21.18	3.3%
Product penetration(2)	27.2%	27.5%	1.1%
Average cable television subscriber churn(3)	18.6%	14.4%	(22.6%)

(1)	Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for that period, divided by (ii) the average number of cable television subscribers in that period.
(2)	Cable television penetration at a specified date represents (i) the total number of cable television subscribers at that date, divided by (ii) the total number of homes passed and marketed for cable television at that date.
(3)	Average cable television subscriber churn rate for a three-month period represents four times the total number of television subscribers who disconnected during that period divided by the average number of subscribers in that period. Subscribers who move premises within Telewest’s addressable areas and retain Telewest’s services are excluded from these churn calculations.

Our digital television services have been rolled out in all franchise areas, except for certain of the areas covered by Eurobell South-East and Cabletime, where we currently offer only our analog service. We are beginning to upgrade these areas, and have completed our upgrade in Birmingham where we have approximately 60,000 Cabletime homes, and now deliver digital services to approximately 94% of our network. As a result of this substantially completed roll-out, our cable television customers continue to migrate from our analog services to our digital services, where, in aggregate, they generate higher monthly revenues. The migration of analog customers to digital slowed during the three months ended March 31, 2004 compared to the three months ended March 31, 2003, a trend that we expect to continue during the remaining quarters of 2004. This resulted from our increased focus on cash and cost control and a smaller base of analog customers.

Total cable television subscribers connected increased largely as a result of a return to subscriber growth in the second half of 2003 following five previous quarters of decreases in total cable television subscribers connected. We added 8,038 cable television subscribers during the three-month period ended September 30, 2003, 13,515 during the three-month period ended December 31, 2003 and 13,733 during the three-month period ended March 31, 2004, primarily as the result of the growth in our broadband internet service, new subscribers to which generally subscribe to one or more of our cable television or residential telephony products, lower churn and the addition of new channels to our cable television packages.

Average monthly revenue per digital subscriber decreased mainly due to a slight reduction in the percentage of our digital subscribers subscribing to “Supreme,” our top tier basic package.

Average monthly revenue per analog subscriber increased primarily as a result of the price increase in March 2003 discussed above.

Combined digital and analog average monthly revenue per subscriber increased in the three months ended March 31, 2004 due to a basic price increase in March 2003, together with increased premium channel penetration.

Product penetration increased modestly principally as a result of the return to subscriber growth discussed above and lower churn.

We continue to improve value for our subscribers by adding new channels to all of our digital TV packages.

Consumer Telephony Revenue

Consumer telephony revenue remained level at £117 million as a result of increases in average revenue per line and average revenue per subscriber, resulting principally from customers migrating to flat-rate packages offset by a decrease in residential telephone lines and loss of revenue due to the sale of Telewest Communications’ Eurobell Indirect Access (“IDA”) telephony business on July 8, 2003. IDA contributed approximately £2 million to revenue in the three months ended March 31, 2003.

	Three months ended March 31, 2003	Three months ended March 31, 2004	Percentage increase/ (decrease)
Consumer Telephony
3-2-1 subscribers	1,219,986	1,130,171	(7.4%)
Total Talk subscribers(1)	381,620	481,976	26.3%

Total residential telephony subscribers	1,601,606	1,612,147	0.7%

Residential telephony penetration(2)	34.2%	34.5%	0.9%
Residential telephone lines	1,696,483	1,683,281	(0.8%)
Second line penetration	5.9%	4.4%	(25.4%)
Average residential telephony subscriber churn rate(3)	14.1%	11.7%	17.0%
Average monthly revenue per line(4)	£22.49	£23.14	2.9%
Average monthly revenue per subscriber(5)	£23.88	£24.20	1.3%

(1)	Includes subscribers to our Talk Unlimited and Talk Evening and Weekends flat rate telephony services.
(2)	Residential telephony penetration at a specified date represents (i) the total number of residential cable telephony subscribers at that date, divided by (ii) the total number of homes passed and marketed for residential cable telephony at that date.
(3)	Average residential telephony subscriber churn rate for a three-month period represents four times the total number of telephony subscribers who disconnected during that period divided by the average number of subscribers in that period. Subscribers who move premises within Telewest’s addressable areas and retain Telewest’s services are excluded from these churn calculations.
(4)	Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony lines in that period.
(5)	Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony subscribers in that period.

Average monthly revenue per line and average monthly revenue per subscriber for the three months ended March 31, 2004 increased as compared to the three months ended March 31, 2003 due to the increased proportion of subscribers on flat-rate “Talk” packages.

Talk Unlimited is our 24-hour, 7 day-a-week fixed-fee residential telephony package with unlimited local and national calls (excluding calls to non-geographic, premium rate and mobile telephone numbers) in the United Kingdom. This service is successful in attracting new customers to our services, and generates higher average revenues per customer from existing subscribers who migrate from our standard metered telephony services, 3-2-1. Talk Unlimited is available in all of our franchise areas.

At the beginning of 2003, we expanded our flat rate telephony service by launching Talk Evenings and Weekends, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the United Kingdom (including line rental) at a flat monthly rate. In March 2003, we also introduced Talk International, which offers reduced rates to all international destinations, to our Talk Unlimited and Talk Evenings and Weekends subscribers at a fixed monthly rate (currently £3.00).

Total “Talk” subscribers at March 31, 2004 included 352,647 Talk Unlimited standard subscribers and 129,329 Talk Evenings and Weekends subscribers. Total subscribers to our “Talk” services of 481,976 at March

31, 2004 accounted for 29.9% of our total telephony subscribers at that date, of which 36,943 subscribers take the additional Talk International service.

The increase in the number of residential telephony subscribers resulted principally from an increase in the number of subscribers to our “Talk” products partly offset by a decrease in the number of subscribers to our 3-2-1 product.

The decrease in residential telephone lines has resulted primarily from a decrease in second line penetrations as our dial-up internet subscribers migrated to our blueyonder broadband internet services.

Internet Revenue

Internet revenue, which arises wholly in our consumer sales division, increased by £11 million or 42.3% from £26 million for the three months ended March 31, 2003 to £37 million for the three months ended March 31, 2004. The increase in internet revenue resulted primarily from increases in the number of internet subscribers as a result of the continued success of our broadband products.

	Three months ended March 31, 2003	Three months ended March 31, 2004	Percentage increase/ (decrease)
Internet Subscribers
Blueyonder broadband	299,221	465,296	55.5%
Blueyonder SurfUnlimited	199,774	177,250	(11.3%)
Blueyonder pay-as-you-go	72,481	50,953	(29.7%)

Total internet subscribers	571,476	693,499	21.4%

Blueyonder Broadband
Average subscriber churn rate(1)	12.1%	12.0%	(0.8%)
Average monthly revenue per subscriber(2)	£22.50	£22.57	0.3%

(1)	Average blueyonder broadband internet subscriber churn rate for a three-month period represents four times the total number of broadband internet subscribers who disconnected during that period divided by the average number of subscribers in that period. Subscribers who move premises within Telewest’s addressable areas and retain Telewest’s services are excluded from these churn calculations.
(2)	Average monthly revenue per blueyonder broadband internet subscriber for each period represents (i) the average monthly blueyonder broadband internet revenue for that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.

Blueyonder broadband internet customers have significantly contributed to the growth in our average monthly revenue. As at March 31, 2004, approximately 330,000 customers or approximately 71% were “triple play” customers who also take both cable television and residential telephony services from us, and 94% took at least one of these two services. Blueyonder broadband internet is also successful in attracting new customers to Telewest, with approximately 34% of broadband internet installations in the three months ended March 31, 2004 being subscribers who were not existing Telewest customers. Blueyonder broadband internet churn decreased slightly for the three-month period ended March 31, 2004 as compared to the corresponding period in 2003, primarily as a result of the launch of our new 256Kb service (described below) to existing customers as a retention measure from December 2003.

In May 2004, we increased by approximately 50% the connection speeds of our top three broadband tiers at no additional cost to our customers. The standard blueyonder broadband service increased in speed from 512Kb to 750Kb. The 1Mb and 2Mb services increased to speeds of 1.5Mb and 3Mb, respectively. At March 31, 2004, prior to the increase in connection speeds we had 38,796 subscribers to our 1Mb service and 7,746 subscribers to our 2Mb service or 8.5% and 1.7%, respectively, of our total blueyonder broadband internet subscribers.

Blueyonder broadband subscriber numbers continued to increase as a result of new customer additions and migration of subscribers from our blueyonder pay-as-you-go and blueyonder SurfUnlimited dial-up internet services. Migration of customers from our SurfUnlimited internet service to blueyonder broadband service was driven, in part, by a price increase for the SurfUnlimited internet service in March 2003 and a promotional upgrade offer, allowing SurfUnlimited customers to move to our blueyonder broadband internet service at no cost.

We are working to strengthen our position in the broadband internet market. In March 2004, we added a new tier of broadband internet service for new subscribers at 256Kb in order to broaden the appeal of our range of broadband internet products. We had offered the 256Kb service to our existing subscribers since December 2003.

Average monthly revenue for blueyonder broadband internet increased marginally with the roll-out of our 1Mb and 2Mb blueyonder broadband internet services.

Dial-up internet subscribers to our blueyonder SurfUnlimited product, which introduces our subscribers to a reliable fixed-fee unmetered service, together with our blueyonder pay-as-you-go metered internet service decreased by approximately 44,000 or 16.2% from approximately 272,000 at March 31, 2003 to approximately 228,000 at March 31, 2004 as subscribers continued to migrate to our blueyonder broadband internet services.

Business Sales Division

Business sales division revenue is derived from the delivery of business communications solutions through a combination of voice, data and managed solutions services.

	Three months ended March 31, 2003	Three months ended March 31, 2004	Percentage increase/ (decrease)
Business Sales Division
Revenue (in millions)	£70	£67	(4.3%)

Business customer accounts	72,662	67,411	(7.2%)
Average annualized revenue per customer account(1)	£3,134	£3,260	4.0%

(1)	Average annualized revenue per customer account represents (i) the average monthly business sales division revenue (excluding revenues from the carrier services unit) for the 12 months to the end of the relevant period, (ii) divided by the average number of business sales division customers in that period and (iii) multiplied by 12.

Excluding our carrier service unit revenue, our business sales division revenue decreased by £1 million or 1.8% from £57 million for the three months ended March 31, 2003 to £56 million for the three months ended March 31, 2004.

The decrease primarily resulted from a decrease in the number of business customer accounts at March 31, 2004 as compared with the number at March 31, 2003. Consistent with our strategy of moving our business customers to higher value managed data and managed voice services, average revenue per account increased as we moved away from less profitable single site telephony business customers to multi-site customers taking managed data products.

Our carrier services unit, which provides our fiber optic national network to other carriers and operators (for example T-Mobile, a mobile telephone company), contributed £11 million of revenue for the three months ended March 31, 2004 compared with £13 million for the corresponding period in 2003. Revenues from the carrier services unit tend to be derived from a relatively small number of high value, short and long term contracts and can therefore fluctuate significantly from period to period. Over recent periods our carrier services unit has been negatively impacted by a general weakness in the market in which we operate, a trend which we expect will continue.

As the market for business services, and in particular business voice services, remains intensely competitive, we believe that the most significant opportunities to expand business sales division revenues will be further penetration of data services to our existing customer base and expansion of our presence in the public sector market. The success of those efforts will be primarily contingent upon our ability to offer reliable, competitively priced services to business and public sector users.

CONTENT SEGMENT

Content Segment Revenue

Content segment revenue is derived principally from advertising and subscription revenue from the provision of content to the UK pay-television broadcasting market through our content subsidiary, Flextech.

	Three months ended March 31, 2003	Three months ended March 31, 2004	Percentage increase/ (decrease)
	(in millions)
Content Segment
Subscription revenue	£9	£10	11.1%
Advertising revenue	£11	£13	18.2%
Other revenue	£7	£3	(57.1%)

Net revenue(1)	£27	£26	(3.7%)

Number of paying homes receiving Telewest programming	8.6	9.2	7.0%
Share of the net profits of UKTV	£6	£3	(50.0%)
UK television advertising market share(2)	3.9%	4.5%	15.4%

(1)	Net revenue consists of total revenue (subscription revenue, advertising revenue, management fees, transactional and interactive revenue and other revenue) less inter-segmental revenues of £3 million for the three months ended March 31, 2003 and £3 million for the three months ended March 31, 2004.
(2)	Including 100% of the market share of UKTV.

After the elimination of inter-segmental revenues of £3 million for the three months ended March 31, 2003 and £3 million for the three months ended March 31, 2004, the net revenue of Flextech decreased period-on-period. The decrease in net revenue was principally as a result of the loss of revenue resulting from the disposal of non-core businesses offset in part by growth in subscription and advertising revenues. Before the elimination of inter-segmental trading between Flextech and the rest of our business, Flextech’s revenue decreased by £1 million or 3.3% from £30 million for the three months ended March 31, 2003 to £29 million for the three months ended March 31, 2004.

After the elimination of inter-segmental revenues, subscription revenue in the content segment increased principally as a result of subscriber growth at BSkyB. We believe subscriber growth is likely to continue, albeit at a slower pace.

The decrease in other revenue primarily reflects a decrease in program and distribution rights revenue of £2 million in the three months ended March 31, 2004 as compared with the corresponding period in 2003, together with a reduction in revenue of £1 million related to the discontinuation of sales of spare transponder capacity.

The content segment’s increased advertising revenue resulted from the relative viewing strength of its channels, despite increased competition in the multichannel market. The UK advertising market is showing signs of growth after a period of contraction, and we believe that this will drive continued growth in advertising revenues, to be supplemented by growth in subscription revenues as pay-television penetration rates improve, albeit at a slower rate.

Our content segment’s share of the net profits of the companies that comprise UKTV, its joint ventures with BBC Worldwide, is included in the share of net losses/profits of affiliates.

COMBINED CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

	Three months ended March 31, 2003	Three months ended March 31, 2004	Percentage increase/ (decrease)
	(in millions)
Operating Costs and Expenses
Cable programming expenses	£32	£33	3.1%
Cable telephony expenses	51	46	(9.8%)
Content segment expenses	17	16	(5.9%)
Depreciation	96	94	(2.1%)

Cost of sales	196	189	(3.6%)
Selling, general and administrative (SG&A)	121	120	(0.8%)

Total Operating Costs and Expenses	£317	£309	(2.5%)

Our operating costs and expenses before depreciation decreased primarily due to reduced telephony and content segment expenses, partially offset by a modest increase in cable programming expenses.

Cable programming expenses increased slightly, principally as the result of an increase in the number of our cable television subscribers, increased costs for additional programming for our digital packages, which have more channels than their analog counterparts, and the marketing of more premium programming, offset by lower programming costs resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels, and favorable renegotiations of content contracts with certain programmers.

Decreases in cable telephony expenses resulted principally from improved routing of telephony traffic and a reduction in termination rates for certain calls. We believe future decreases will depend on a continued reduction in call termination rates.

The content segment’s expenses consist principally of amortization costs of programming shown on its TV channels and the costs of advertising sales those channels receive. The content segment’s expenses were 55.2% of the content segment’s revenues (including inter-segmental sales to Telewest) for the three months ended March 31, 2004 compared with 56.7% on the same basis for the three months ended March 31, 2003. The decrease in the content segment’s cost of sales is primarily attributable to a one-off cost in January 2003 for programs not transmitted and subsequently disposed of at cost.

The decrease in depreciation expense was primarily attributable to the decreasing levels of capital expenditure.

The decrease in SG&A, which includes, among other items, salary and marketing costs, primarily reflects the reductions in payroll costs from decreasing numbers of employees, lower allowance for doubtful accounts and decreases in other overhead expenses, as Telewest continues to focus on cost control and achieve cost efficiencies, offset by £9 million (up from £3 million in the three months ended March 31, 2003) of legal and professional costs relating to Telewest Communications’ financial restructuring incurred during the three months ended March 31, 2004.

SG&A increased as a percentage of total operating costs, before depreciation from 54.8% for the three months ended March 31, 2003 to 55.8% for the three months ended March 31, 2004, primarily as a result of the increase in financial restructuring costs.

We expect levels of capital expenditure to increase slightly in 2004 and 2005. In addition, we anticipate that as a result of the application of “fresh start” accounting we will recognize new intangible assets and an increased value of property and equipment resulting in additional depreciation and amortization expense. To a lesser extent, the decline in operating costs and expenses (excluding financial restructuring costs) for the three months ended March 31, 2004 reflects costs savings achieved through headcount reductions, rationalization of the property portfolio and other measures. We anticipate continued cost reductions, although at a declining rate as costs are reduced and efficiencies achieved.

Other Income/(Expense)

	Three months ended March 31, 2003 Restated	Three months ended March 31, 2004	Percentage increase/ (decrease)
	(in millions)
Other income/(expense)
Interest income	£6	£7	16.7%
Interest expense (including amortization of debt discount)	(125)	(109)	(12.8%)
Foreign exchange (losses)/gains, net	(48)	77	—
Share of net profits of affiliates	2	3	50.0%
Other, net	(1)	(1)	—
Tax benefit	1	—	—

Total other income/(expense), net	£(165)	£(23)	(86.1%)

The net decrease in other expense resulted primarily from a decrease in interest expense (£16 million) and foreign exchange gains of £77 million for the three months ended March 31, 2004 as opposed to foreign exchange losses of £48 million in the corresponding period in 2003.

Higher interest income was generated during the period from the higher cash balances held by us during the three months ended March 31, 2004 as compared with the three months ended March 31, 2003.

Interest expense decreased primarily as a result of the translation of our dollar-denominated interest at the period-end exchange rate. We expect our interest expense to be reduced in future periods as a result of Telewest Communications’ financial restructuring.

Foreign exchange gains, net, were primarily the result of the US dollar significantly weakening against the pound sterling. Following the termination of all of our hedging contracts, we increased our foreign exchange risk. Our unhedged dollar-denominated liabilities are translated at period-end exchange rates contributing to higher foreign exchange gains or losses as the US dollar fluctuates against the pound sterling. As a result of Telewest Communications’ financial restructuring, the US dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk will be substantially eliminated.

Share of net profits of affiliates remained substantially the same for both the three months ended March 31, 2003 and 2004.

Our principal affiliated companies for the purposes of our share of net losses/profits of affiliated companies as at March 31, 2004 included the companies that comprise UKTV and Front Row Television Limited.

Other losses net, amounted to a net loss of £1 million for both the three months ended March 31, 2003 and 2004.

Comparison of Years Ended December 31, 2002 and 2003

Our consolidated revenue increased by £15 million or 1.2% from £1,283 million for the year ended December 31, 2002 to £1,298 million for the year ended December 31, 2003. The increase was attributable to a non-recurring charge of £16 million in respect of a VAT adjustment taken against internet and other revenue in 2002. Excluding the VAT charge, total revenue would have fallen by £1 million for the year ended December 31, 2003 as compared to 2002. This slight decrease was attributable to a £19 million or 5.7% decrease in cable television revenues and £25 million or 5.1% decrease in telephony revenues largely offset by a £41 million or 51.9% (excluding the VAT charge) increase in internet and other revenue and a £7 million or 6.6% increase in content segment revenue.

CABLE SEGMENT

Consumer Sales Division

Consumer sales division revenue represents a combination of cable television revenue, consumer cable telephony revenue, and internet and other income.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Consumer Sales Division
Revenue (in millions):
Cable Television	£336	£317	(5.7%)
Consumer Telephony	495	470	(5.1%)
Internet and other	63	120	90.5%

Total Consumer Sales Division	£894	£907	1.5%

Average monthly revenue per subscriber	£41.80	£43.42	3.9%
Dual or triple penetration	69.9%	73.1%	4.6%
Number of “triple play” subscribers	183,143	291,512	59.2%
Percentage of “triple play” subscribers	10.4%	16.8%	61.5%
Total residential subscribers	1,758,625	1,730,438	(1.6%)
Household penetration	37.4%	37.0%	(1.1%)
Average household churn(1)	18.2%	14.2%	(22.0%)

(1)	Average household churn for the period is calculated on a rolling twelve-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during that period, divided by (ii) the average number of residential customers in that period.

Consumer sales division revenues increased by £13 million or 1.5% from £894 million for the year ended December 31, 2002 to £907 million for the year ended December 31, 2003. The increase resulted from the £16 million charge against internet and other revenue taken in 2002 as a result of the VAT judgment described below.

We provided £16 million against revenue in 2002 as a result of a VAT and Duties Tribunal judgment in a dispute over the VAT status of our cable TV listings magazines. Previously, this had been disclosed as a contingent liability. The amount arose from VAT payable which the VAT and Duties Tribunal ruled was incurred in the period from January 2000 to July 2002. We appealed against this ruling in the High Court in November 2003. The appeal was unsuccessful and we have submitted a further appeal against the High Court’s decision which is expected to be heard in the week commencing November 8, 2004.

Consumer sales division revenue for the year ended December 31, 2003 was also affected by the closure, in November 2002, of Cable Guide, our cable TV listings magazine, which contributed £5 million to revenue for the year ended December 31, 2002 and the sale of our Eurobell Indirect Access (“IDA”) telephony business on July 8, 2003. IDA contributed £9 million to revenue in the year ended December 31, 2002 compared to £4 million in the year ended December 31, 2003. Excluding the impact of the VAT judgment, the closure of Cable Guide and the sale of IDA, revenues for the year ended December 31, 2003 would have increased slightly over 2002 revenues.

The increase in average monthly revenue per subscriber was attributable to selected retail price increases in our cable television and residential telephony services in April 2002 and March 2003, an increase in dual or triple penetration, and continued analog-to-digital TV migration, offset in part by a decrease in second line penetration and lower call volumes per line in residential telephony. The increase in dual or triple penetration was primarily a result of an increase in the number of subscribers to our broadband internet services offset in part by increased product churn (particularly in the second half of 2002) for cable television, telephony and dial-up internet services, as described below.

Total residential subscribers decreased primarily as a result of the continued effect of the selected price rises described below (particularly in analog television), lower sales due to tighter credit control procedures and as a result of the disconnection of approximately 7,000 ‘zero-paying’ analog TV only customers following a database clean-up exercise, offset by new subscribers to our products, particularly our broadband internet services. During the three-month period ended December 31, 2003, the number of total residential subscribers increased by 8,888 as customer growth continued for the second consecutive quarter following losses in residential subscribers in the first half of 2003. This increase was achieved due to the introduction of new product propositions, increased spending on marketing and promotions, operational improvements to improve sales efficiency, and lower churn. Tight credit control measures remain in place to ensure we continue to attract profitable customers.

Following price rises by competitors, we introduced selected price rises across our cable television, telephony and dial-up internet product range in April 2002 and March 2003. Customer growth was impacted by these price rises and the tightening of our credit control policy as we focused on more cash-generative customers. We returned to customer growth in the second half of 2003 as we reduced churn and continued to market and enhance our digital TV and “triple play” products.

Cable Television Revenue

Cable television revenue decreased by £19 million or 5.7% from £336 million for the year ended December 31, 2002 to £317 million for the year ended December 31, 2003. The decrease was attributable to a reduction in the number of subscribers in the first six months of 2003 as a result of selected price increases in April 2002 and March 2003, and our focus on the acquisition of profitable customers and cost control rather than overall subscriber growth.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Cable Television
Cable television subscribers—digital	857,472	987,873	15.2%
Cable television subscribers—analog	436,339	284,191	(34.9%)

Total cable television subscribers	1,293,811	1,272,064	(1.7%)

Percentage of cable television subscribers—digital	66.3%	77.7%	17.2%
Average monthly revenue per digital subscriber	£22.70	£22.02	(3.0%)
Average monthly revenue per analog subscriber	£17.93	£17.86	(0.4%)
Average monthly revenue per subscriber (analog and digital)	£20.82	£20.87	0.2%
Product penetration	27.5%	27.2%	(1.1%)
Average cable television subscriber churn(1)	21.5%	17.6%	(18.1%)

(1)	Average cable television subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during that period, divided by (ii) the average number of cable television subscribers in that period.

Our digital television services covered 92% of our network at December 31, 2003. As a result of this substantially completed roll-out, our cable television customers continued to migrate from our analog services to our digital services, where, in aggregate, they generated higher monthly revenues. The migration of analog customers to digital slowed during the year ended December 31, 2003 compared with the year ended December 31, 2002. This resulted from our increased focus on cash and cost control, including reduced marketing activity in respect of our digital cable television services and a smaller base of analog customers.

Total cable television subscribers connected decreased largely as a result of higher churn rates experienced following the price increases in 2003, and also as a result of the disconnection of analog TV only customers following a database clean-up exercise.

Average monthly revenue per digital subscriber decreased in 2003 compared with 2002 mainly due to the loss of income from two major contracts on our interactive TV services which were terminated, together with lower income from premium digital TV packages.

Average monthly revenue per analog subscriber decreased in 2003 compared with 2002 due to a higher proportion of migrations and disconnections coming from our higher revenue earning analog TV packages.

Combined digital and analog average monthly revenue per subscriber increased marginally in 2003 due to the 15.2% increase in subscribers during the year for higher revenue earning digital services compared with analog services, offset by the decreases described above.

Product penetration decreased principally as a result of higher average cable television subscriber churn, particularly in the first six months of the year ended December 31, 2003, following the selected price increases described above.

Consumer Telephony Revenue

Consumer telephony revenue decreased by £25 million or 5.1% from £495 million for the year ended December 31, 2002 to £470 million for the year ended December 31, 2003. The decrease in consumer telephony revenue was primarily due to reductions in the numbers of subscribers and telephony lines, lower average monthly revenue per line and subscriber, the sale of the IDA business and the continued migration of dial-up internet subscribers to broadband.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Consumer Telephony
3-2-1 subscribers	1,253,662	1,144,474	(8.7%)
Total Talk subscribers	360,662	455,559	26.3%

Total residential telephony subscribers	1,614,324	1,600,033	(0.9%)

Residential telephony penetration	34.4%	34.3%	(0.3%)
Residential telephone lines	1,717,191	1,675,854	(2.4%)
Second line penetration	6.4%	4.7%	(26.6%)
Average residential telephony subscriber churn rate(1)	17.3%	13.7%	(20.8%)
Average monthly revenue per line	£23.16	£23.02	(0.6%)
Average monthly revenue per subscriber	£24.92	£24.29	(2.5%)

(1)	Average residential telephony subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during that period, divided by (ii) the average number of residential cable telephony subscribers in that period.

Average monthly revenue per line and average monthly revenue per subscriber for the year ended December 31, 2003 decreased during the year due to declining call volumes, principally as a result of the substitution of mobile calls for fixed line calls, the continuing migration of dial-up internet subscribers to broadband internet (which decreases second line penetration) and retail price decreases in respect of mobile calls. The decrease was partially offset by the benefit of selected price increases, and the continued success of our un-metered telephony product, Talk Unlimited.

Talk Unlimited is our 24-hour, 7 day-a-week fixed-fee residential telephony package with unlimited local and national calls (excluding calls to non-geographic, premium rate and mobile telephone numbers) in the United Kingdom. This service, charged at a flat rate of £26.00 per month on a stand-alone basis, or £34.50 to £41.50 per month including a digital television package, is successful in attracting new customers to our services, and generates higher average revenues per customer from existing subscribers who migrate from our standard metered telephony services, 3-2-1. Talk Unlimited is available in all of our franchise areas.

At the beginning of 2003, we expanded our flat rate telephony service by launching Talk Evenings and Weekends, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the United Kingdom (including line rental) and Talk International, which offers reduced rates to all international destinations, in each case for a flat monthly rate.

Total “Talk” subscribers at December 31, 2003, included 348,667 Talk Unlimited standard subscribers and 106,892 Talk Evenings and Weekends subscribers. Total subscribers to our “Talk” services of 455,559 at December 31, 2003 accounted for 28.5% of our total telephony subscribers at that date, of which 29,601 subscribers take the additional Talk International service.

The decrease in the number of residential telephony subscribers resulted principally as price rises in April 2002 and March 2003 affected the acquisition of new customers and because of increased competitive pressure, offset in part by the impact of the increased penetration of our Talk products. The decrease in the number of residential telephony lines resulted primarily from a decrease in second lines during the year.

Internet and Other Revenue

Internet and other revenue, which arises wholly in our consumer sales division, increased by £57 million or 90.5% from £63 million for the year ended December 31, 2002 to £120 million for the year ended December 31, 2003. The increase was due in part to the £16 million charge against revenue in 2002 due to an adverse VAT judgment. Excluding the VAT charge, the increase in internet and other revenue resulted from an increase in internet income of £46 million or 62.2% to £120 million for the year ended December 31, 2003 from £74 million for the year ended December 31, 2002. The increase in internet revenue resulted from increases in the number of internet subscribers and the continued success of our broadband products.

Other revenues, derived from the sales of cable television publications, decreased from £5 million for the year ended December 31, 2002 to zero for the year ended December 31, 2003 due to cessation of sales of cable television publications in November 2002.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Internet Subscribers
Blueyonder broadband	262,219	414,609	58.1%
Blueyonder SurfUnlimited	193,201	184,009	(4.8%)
Blueyonder pay-as-you-go	85,025	49,368	(41.9%)

Total internet subscribers	540,445	647,986	19.9%

Blueyonder Broadband
Average subscriber churn rate(1)	12.4%	13.3%	7.3%
Average monthly revenue per subscriber	£25.12	£22.72	(9.6%)

(1)	Average blueyonder broadband internet subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of blueyonder broadband internet subscribers who terminated their services or whose services were terminated during that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.

At December 31, 2003, we had 33,645 subscribers to our 1Mb service and 6,972 subscribers to our 2Mb service or 8.1% and 1.7%, respectively, of our total blueyonder broadband internet subscribers.

We launched a 256Kb service in March 2004 to new subscribers which we expect will broaden the range of customers we attract.

At December 31, 2003, 291,512 customers or approximately 70.3% of our blueyonder broadband customers were “triple play” customers who also took both cable television and telephony services from us and 93.7% took at least one other product. Blueyonder broadband internet was also successful in attracting new customers to Telewest, with approximately 42% of broadband internet installations in the year ended December 31, 2003 being subscribers who were not existing Telewest customers. Blueyonder broadband internet churn increased in the twelve-month period ended December 31, 2003 principally as the result of disconnections by our customers who were initially attracted by promotions. Blueyonder broadband internet churn decreased in the three-month period ended December 31, 2003 to 13.1% as compared to 14.7% in the three months ended September 30, 2003 mainly due to three issues which affected the early part of the third quarter of 2003: a much publicized increase in virus activity, stability issues following an e-mail platform upgrade (these issues have now been resolved) and the seasonal effect of increased customer property moves in the summer months.

Average monthly revenue for blueyonder broadband internet decreased as installation fees in the first part of the year ended December 31, 2003 were discounted and as fees received from new subscribers for installations were spread over a greater installed subscriber base.

Dial-up internet subscribers to our blueyonder SurfUnlimited product, which introduces our subscribers to a reliable fixed-fee unmetered service, together with our blueyonder pay-as-you-go metered internet service decreased by 44,849 or 16.1% from 278,226 at December 31, 2002 to 233,377 at December 31, 2003 as subscribers continued to migrate to our blueyonder broadband internet service.

Business Sales Division

Business sales division revenue is derived from the delivery of business communications solutions through a combination of voice, data and managed solutions services.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Business Sales Division
Revenue (in millions)	£283	£278	(1.8%)

Business customer accounts	73,746	69,269	(6.1%)
Average annualized revenue per customer account	£3,114	£3,227	3.6%

Revenue for the year ended December 31, 2002 benefited from a one-time recognition of £8 million in our carrier services unit (see below). Excluding this one-time credit, business sales division revenue increased by £3 million or 1.1% from £275 million for the year ended December 31, 2002 to £278 million for the year ended December 31, 2003. Excluding our carrier services unit revenue, business sales division revenue increased by £5 million or 2.2% from £225 million for the year ended December 31, 2002 to £230 million for the year ended December 31, 2003.

In line with our strategy of moving to higher value managed data and managed voice services, the number of business customer accounts at December 31, 2003 decreased as compared to the number at December 31, 2002 as we moved away from less profitable single site telephony business customers.

Averaged annualized revenue per customer account increased as a result of sales of additional services to our existing customers.

In May 2003, Telewest Business was named as one of six companies endorsed by the UK Office of Government Commerce to provide broadband services to the public sector through the Broadband Solutions Framework Agreement. The Broadband Solutions Framework Agreement will enable public sector organizations to buy broadband services more quickly and efficiently and provides an opportunity for Telewest Business to increase its market share in providing services to this important market.

Our carrier services unit contributed £48 million of revenue for the year ended December 31, 2003 compared with £58 million for the corresponding period in 2002. Revenue in the year ended December 31, 2002 benefited from the recognition of £8 million from an Atlantic Telecommunications contract. (This one-time recognition arose when Atlantic Telecommunications was placed in administration, the contract was released from its terms and we were able to credit deferred revenue in the year ended December 31, 2002.) Excluding this one-time credit, carrier services revenue decreased by £2 million or 4.0% from £50 million in the year ended December 31, 2002 to £48 million in the year ended December 31, 2003.

CONTENT SEGMENT

Content Segment Revenue

Content segment revenue is derived principally from advertising and subscription revenue from the provision of content to the UK pay-television broadcasting market through our content subsidiary, Flextech.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
	(in millions)
Content Segment
Subscription revenue	£33	£38	15.2%
Advertising revenue	£42	£48	14.3%
Other revenue	£31	£27	(12.9%)

Net revenue	£106	£113	6.6%

Number of homes receiving Telewest programming	8.5	9.2	8.2%
Share of the net profits of UKTV	£17	£3	(82.4%)
UK television advertising market share	3.4%	3.9%	14.7%

After the elimination of inter-segmental revenues of £15 million for the year ended December 31, 2002 and £10 million for the year ended December 31, 2003, the net revenue of Flextech increased during the year. The increase in net revenue was principally as a result of growth in subscription and advertising revenues offset in part by the loss of revenue resulting from the disposal of non-core businesses. Before the elimination of inter-segmental trading between Flextech and the rest of our business, Flextech’s revenue increased by £2 million or 1.7% from £121 million for the year ended December 31, 2002 to £123 million for the year ended December 31, 2003.

The decrease in other revenue for the year ended December 31, 2003 compared to the same period for 2002 primarily reflects the loss of revenues due to the disposal of Maidstone Studios (£4 million) and The Way Ahead Group (£3 million) offset in part by increases in rights and other commercial revenues.

After the elimination of inter-segmental revenues, subscription revenue in the content segment increased principally as a result of subscriber growth at BSkyB. The number of homes receiving programming from our content segment increased as former ITV Digital subscribers have migrated to platforms carrying Flextech programming.

Our content segment’s share of the net profits of the companies that comprise UKTV, its joint ventures with BBC Worldwide, is included in the share of net losses/profits of affiliates.

COMBINED CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
	(in millions)
Operating Costs and Expenses
Cable programming expenses	£128	£125	(2.3%)
Cable telephony expenses	218	193	(11.5%)
Content segment expenses	70	81	15.7%
Depreciation	495	389	(21.4%)
Impairment of fixed assets	841	—	—

Cost of sales	1,752	788	(55.0%)
Selling, general and administrative (SG&A)	526	490	(6.8%)
Impairment of goodwill	1,445	—	—

Total Operating Costs and Expenses	£3,723	£1,278	(65.7%)

The decline in operating costs and expenses for the year ended December 31, 2003, compared to 2002, primarily resulted from charges to fixed assets and goodwill taken in December 2002. The reduced carrying value of fixed assets following the impairment and decreased capital expenditure in 2003 also substantially reduced depreciation expense for the year ended December 31, 2003. The reduced carrying value of fixed assets will similarly affect future periods. To a lesser extent, the decline in operating costs and expenses for the year ended December 31, 2003 also reflects costs savings achieved through headcount reductions, rationalization of the property portfolio and other measures, as well as the lower cost base required to support fewer subscribers for cable television and telephony services.

Cable programming expenses decreased principally as the result of the decline in the number of cable television subscribers, lower programming costs resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels, and favorable renegotiations of content contracts with certain programmers, offset by increased costs of programming for our digital packages, which have more channels than their analog counterparts. We do not expect to continue to realize the same level of reductions in programming expenses in the future, as we anticipate marketing more premium programming, which will increase expenses in respect of the acquisition of premium programming.

Decreases in cable telephony expenses resulted principally from the lower usage arising from the reduced number of telephony subscribers, improved routing of telephony traffic and a reduction in termination rates for certain calls. We believe future decreases will depend on a continued reduction in call termination rates.

The content segment’s expenses consist principally of amortization costs of programming shown on its television channels and the costs of advertising sales those channels receive. The content segment’s expenses were 65.9% of the content segment’s revenues (including inter-segmental sales to Telewest) for the year ended December 31, 2003 compared with 57.9% on the same basis for the year ended December 31, 2002. The increase in the content segment’s cost of sales is primarily attributable to additional investment in programming in the year ended December 31, 2003.

The decrease in depreciation expense was primarily attributable to the decreasing level of capital expenditure since January 2002 and the impact of the charge for impairment of fixed assets (amounting to £841 million) which was recorded in the year ended December 31, 2002, which reduced the carrying value of fixed assets.

The decrease in SG&A, which includes, among other items, salary and marketing costs, primarily reflects the reductions in payroll costs from decreasing numbers of employees, lower marketing and advertising costs and decreases in other overhead expenses, as Telewest continues to focus on cost control and achieving cost efficiencies, offset by £25 million (up from £22 million in 2002) of legal and professional costs relating to the financial restructuring incurred during the year ended December 31, 2003.

On May 2, 2002, we announced that we were reducing our staffing levels by approximately 1,500 as part of a group reorganization. This had been substantially completed by the end of 2002, although a further 700 staff left in the year ended December 31, 2003 and headcount stood at approximately 8,500 at December 31, 2003, compared to 9,200 at December 31, 2002 and 10,500 at May 2, 2002. Headcount is defined as all permanent full-time equivalent staff and excludes temporary and contract staff. SG&A decreased as a percentage of total operating costs, before depreciation from 55.8% for the year ended December 31, 2002 to 55.1% for the year ended December 31, 2003. Also, as part of our focus on cost control, we are in the process of rationalizing our property portfolio and reducing the number of occupied properties. Sixteen properties have been closed and eighteen have been disposed of or vacated since December 31, 2002.

Impairment of Assets. During the year ended December 31, 2002, we completed reviews of our network assets, of goodwill arising on recent acquisitions and of our investments in affiliates acquired in recent years. The reviews covered our cable and content segments. The principal reasons for the reviews were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the advertising sales market, declining revenue growth and a lower than expected take-up by customers of additional services.

The reviews in 2002 found evidence of impairment in the value of goodwill arising on the core cable segment and content segment businesses, the carrying value of network assets and in the value of our affiliate, UKTV. As a result of the reviews, the carrying amounts of goodwill, fixed assets and the investments in affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill, an impairment of £841 million against fixed assets and a charge of £88 million against the investments in affiliates. These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets and share of net losses of affiliates and impairment, respectively. The estimated implied value of the goodwill and the fair value of the investment in UKTV were based on projected future cash flows at a post-tax discount rate of 11.5%, which we believed was commensurate with the risks associated with the assets. The projected future cash flows were determined using our then current long-range plan for the business, with a terminal value which took into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market.

Other Income/(Expense)

	Year ended December 31, 2002 Restated	Year ended December 31, 2003	Percentage increase/ (decrease)
	(in millions)
Other income/(expense)
Interest income	£19	£24	26.3%
Interest expense (including amortization of debt discount)	(528)	(488)	(7.6%)
Foreign exchange gains, net	213	268	25.8%
Share of net (losses)/profits of affiliates and impairment	(118)	1	—
Minority interest in losses of subsidiaries, net	1	—	—
Other, net	36	8	(77.8%)

Total other income (expense), net	£(377)	£(187)	(50.4%)

The net decrease in other expense resulted primarily from a decrease in losses and impairment of affiliates (£119 million), an increase in foreign exchange gains (£55 million) and a decrease in interest expense (£40 million).

Higher interest income was generated during the period from the higher cash balances held by us during the year ended December 31, 2003 as a result of drawing down under our senior secured credit facility in advance of our funding requirements.

Interest expense decreased primarily as a result of the retranslation of our dollar-denominated interest at the period-end exchange rate offset in part by increased interest expense due to our drawdowns on our senior secured credit facility in advance of our funding requirements.

Foreign exchange gains, net, were primarily the result of the US dollar significantly weakening against the pound sterling and, in the year ended December 31, 2002, the result of a release of £53 million from Other Comprehensive Income (“OCI”), as described below. Following the termination of all of our hedging contracts, we have increased our foreign exchange risk and our unhedged dollar-denominated liabilities are translated at period-end exchange rates contributing to higher foreign exchange gains or losses as the US dollar fluctuates against the pound sterling. When the financial restructuring was completed, the US dollar-denominated debt instruments were swapped for equity and the foreign exchange risk was substantially eliminated.

In the three-month period ended March 31, 2002, we determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of £53 million resulting from marking to market the derivative instruments was reclassified from OCI to foreign exchange gains in the Statement of Operations in that period. Subsequent adjustments of the carrying value of these instruments to fair value are reflected in the Statement of Operations when incurred.

Share of net losses/profits of affiliates and impairment fell from a charge of £118 million in the year ended December 31, 2002 to a net profit of £1 million in the year ended December 31, 2003. This was due principally to amounts written off and impairment of investments of £125 million in the year ended December 31, 2002 compared with zero in the year ended December 31, 2003.

Our principal affiliated companies for the purposes of our share of net losses/profits of affiliated companies as at December 31, 2003 included the companies that comprise UKTV and Front Row Television Limited.

Other profits/losses including minority interests in subsidiaries, net, amounted to a net profit of £8 million for the year ended December 31, 2003 compared with a net profit of £37 million for the year ended December 31, 2002. The other profits in the year ended December 31, 2002 primarily arose as a result of gains of £33 million on the disposal of our investments in our subsidiary The Way Ahead Group Limited and in an affiliated company, TV Travel Group Limited. Other profits for the year ended December 31, 2003 primarily arose from the disposal of fixed assets.

Comparison of Years Ended December 31, 2001 and 2002

Our consolidated revenue increased by £29 million or 2.3% from £1,254 million for the year ended December 31, 2001 to £1,283 million for the year ended December 31, 2002. This increase was attributable to growth in our cable segment (£52 million or 4.6%) offset by reduced revenues from our content segment (£23 million or 17.8%), mainly due to the disposal of non-core businesses and the closure of ITV Digital. The growth in our consumer sales division of our cable segment was also affected by a non-recurring charge of £16 million in respect of a VAT adjustment charge against revenue in 2002 described above. Excluding this non-recurring VAT adjustment, our consolidated revenue would have increased by £45 million or 3.6%.

CABLE SEGMENT

Consumer Sales Division

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/(decrease)
Consumer Sales Division
Revenue (in millions):
Cable Television	£329	£336	2.1%
Consumer Telephony	488	495	1.4%
Internet and other	40	63	57.5%

Total Consumer Sales Division	£857	£894	4.3%

Average monthly revenue per subscriber	£40.03	£ 41.80	4.4%
Dual or triple penetration	69.0%	69.9%	1.3%
Number of “triple play” subscribers	58,802	183,143	211.5%
Percentage of “triple play” subscribers	3.3%	10.4%	215.2%
Total residential subscribers	1,765,619	1,758,625	(0.4%)
Household penetration	37.5%	37.4%	(0.3%)
Average household churn	—	18.2%	—

Our consumer sales division revenue increased by £37 million or 4.3% from £857 million for the year ended December 31, 2001 to £894 million for the year ended December 31, 2002. This increase was attributable primarily to increases in average monthly revenue per subscriber coming from the growth of our successful broadband products, increased multi-service penetration and selected price rises offset by a small decrease in the number of total homes connected and the £16 million VAT adjustment explained above. Excluding this non-recurring VAT adjustment, our consumer sales division revenue would have increased by £53 million or 6.2% to £910 million.

Excluding the non-recurring VAT adjustment, the increase in average monthly revenue per subscriber was attributable to an increase in dual or triple-service subscribers, continued analog-to-digital migration and selected retail price increases in our cable television and residential telephony services in July 2001, April 2002 and August 2002, offset in part by a decrease in second line penetration and lower call volumes in residential telephony. Dual or triple-service subscriptions, which resulted from the continued market acceptance of combined cable television, telephony and broadband internet packages, grew primarily as a result of an increase in the number of subscribers to our blueyonder broadband internet services offset in part by increased product churn for cable television, telephony and dial-up internet services, as described below.

Total residential subscribers connected decreased marginally mainly as a result of the continued effect of the selected price rises described below and the more rigorous enforcement of our installation fee collection and disconnection policies in line with our objective of focusing on more cash-generative customers. This decrease was largely offset by new subscribers to our products, particularly our blueyonder broadband internet services.

Following price rises by our competitors, we introduced selected price rises across our cable television, telephony and dial-up internet product range in April 2002 and August 2002.

Although household churn in the year ended December 31, 2002 was 18.2%, it was 15.7% for the three-month period ended on that date.

Cable Television Revenue

Cable television revenue increased by £7 million or 2.1% from £329 million for the year ended December 31, 2001 to £336 million for the year ended December 31, 2002. The increase was principally attributable to the continued migration of our cable television subscribers from analog television to digital television and retail price increases introduced in 2001 and 2002, largely offset by a decline in cable television subscribers as a result of higher churn rates, and a fall in the amount of premium programming purchased by our subscribers.

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/(decrease)
Cable Television
Cable television subscribers—digital	723,826	857,472	18.5%
Cable television subscribers—analog	617,958	436,339	(29.4%)

Total cable television subscribers	1,341,784	1,293,811	(3.6%)

Percentage of cable television subscribers—digital	53.9%	66.3%	23.0%
Average monthly revenue per digital subscriber	£23.20	£22.70	(2.2%)
Average monthly revenue per analog subscriber	£18.98	£17.93	(5.5%)
Average monthly revenue per subscriber (analog and digital)	£20.75	£20.82	0.3%
Product penetration	28.5%	27.5%	(3.5%)
Average cable television subscriber churn	18.7%	21.5%	15.0%

As of December 31, 2002, our digital television services had been rolled out in all franchise areas, excluding our Eurobell South-East areas and our Cabletime areas. As a result of this substantially completed roll-out, our cable television customers continued to migrate from our analog services to our digital services, where they generated higher monthly revenues. The migration of analog customers to digital slowed during the year ended December 31, 2002 compared with the previous year.

Total cable television subscribers connected decreased largely as a result of higher churn rates experienced following the price increases described above.

During the year ended December 31, 2002, we experienced a fall in the amount of premium programming purchased by our subscribers. Our “premium-to-basic” ratio (which measures units of premium programming as a percentage of our basic television subscriber base) fell from 80% as at December 31, 2001 to 72% as at December 31, 2002.

Average monthly revenue for digital cable television subscribers declined principally as a result of the change in the mix between premium and basic packages described above. For example, approximately 75% of our digital television subscribers during the year ended December 31, 2002 took “basic only” packages compared to approximately 69% of subscribers during the year ended December 31, 2001.

Consumer Telephony Revenue

Consumer telephony revenue increased by £7 million or 1.4% from £488 million for the year ended December 31, 2001 to £495 million for the year ended December 31, 2002. The increase in consumer telephony revenue was primarily due to an increase in average revenue per line, offset in part by a decrease in the total number of residential telephony lines.

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
Consumer Telephony
3-2-1 subscribers	1,461,243	1,253,662	(14.2%)
Total Talk subscribers	154,566	360,662	133.3%

Total residential telephony subscribers	1,615,809	1,614,324	(0.1%)

Residential telephony penetration	34.3%	34.4%	0.3%
Residential telephone lines	1,762,312	1,717,191	(2.6%)
Second line penetration	9.1%	6.4%	(29.7%)
Average residential telephony subscriber churn rate	16.5%	17.3%	4.8%
Average monthly revenue per line	£22.79	£23.16	1.6%
Average monthly revenue per subscriber	£25.09	£24.92	(0.7%)

Average monthly revenue per line increased, despite a small decrease in average monthly revenue per subscriber, principally as a result of selected price increases and the continued success of our unmetered telephony product, Talk Unlimited which together contributed approximately £1.01 to the increase. This was offset in part by a £0.64 reduction resulting from declining call volumes, principally as a result of the substitution of mobile calls for fixed line calls, a decrease in second line penetration and the transfer of telephony traffic for calls made by our subscribers to a large internet service provider, from our consumer sales division to our carrier services unit, which will now be billed at a flat rate rather than on a per-minute basis.

The decrease in the number of residential telephony subscribers resulted principally from an increase in customer churn following price rises in July 2001 and April 2002, offset in part by the impact of the increased penetration of our Talk Unlimited product. The decrease in the number of residential telephony lines resulted primarily from a decrease in second lines during the year.

Internet and Other Revenue

Internet and other revenue, which arises wholly in our consumer sales division, increased by £23 million or 57.5% from £40 million in the year ended December 31, 2001 to £63 million in the year ended December 31, 2002. The increase was due to an increase in internet income (principally as a result of the continued success of our high-speed internet products, as described below) offset in part by the £16 million VAT adjustment described above which was recorded in other revenue. Excluding this non-recurring adjustment, internet and other revenue would have increased by £39 million or 97.5% to £79 million.

Other revenues (derived from the sales of cable television publications) declined by £4 million from £9 million at December 31, 2001 to £5 million at December 31, 2002, principally as a result of lower sales in advance of the cessation of this sales activity in November 2002.

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/(decrease)
Internet Subscribers
Blueyonder broadband	85,122	262,219	208.1%
Blueyonder SurfUnlimited	184,034	193,201	5.0%
Blueyonder pay-as-you-go	119,295	85,025	(28.7%)

Total internet subscribers	388,451	540,445	39.1%

Blueyonder Broadband
Average subscriber churn rate	7.5%	12.4%	65.3%
Average monthly revenue per subscriber	£25.21	£25.12	(0.4%)

Internet income increased by £43 million or 138.7% from £31 million as at December 31, 2001 to £74 million as at December 31, 2002. This increase resulted from an increase in the number of internet subscribers and the continued success of our broadband internet products.

We began marketing our 512 Kb broadband internet service for home personal computers, “blueyonder broadband” internet, on a national basis from the start of 2001, and on June 17, 2002 we announced the launch of our new 1Mb blueyonder broadband internet service. At December 31, 2002, we had 26,676 subscribers to our 1Mb service.

During the period ended December 31, 2002, our blueyonder broadband internet customers significantly contributed to the growth in our average monthly revenue with 183,143 customers or 69.8% of our blueyonder broadband internet customers also taking both cable television and telephony services and 93% taking at least one other service. “Triple play” subscribers to all three of our blueyonder broadband internet, telephony and cable television services had an average monthly revenue of approximately £67 as at December 31, 2002. Blueyonder broadband internet was also successful in attracting new customers to Telewest, with 33% of broadband internet installations being performed for subscribers who are new to Telewest. Blueyonder broadband internet churn increased in the twelve-month period ended December 31, 2002 from 7.5% to 12.4% as some of our customers, who were initially attracted by promotions, discontinued their service.

Dial-up internet subscribers to our SurfUnlimited product, which provides unmetered internet access for a flat fee, together with our pay-as-you-go metered internet service, decreased as subscribers continued to migrate to our blueyonder broadband internet service. As a result of this migration, 28% of the broadband customers added during 2002 were upgrades from SurfUnlimited. The price of our metered blueyonder pay-as-you-go internet service was raised from 1.5 pence to 2 pence per minute to encourage these subscribers to upgrade to an unmetered service.

Business Sales Division

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
Business Sales Division
Revenue (in millions)	£268	£283	5.6%

Business customer accounts	72,934	73,746	1.1%
Average annualized revenue per customer account	3,137	3,114	(0.7%)

The increase in business sales division revenue resulted from increased revenues from voice and data services, primarily from small-to-medium sized enterprises, or SMEs, and from our carrier services unit, offset in part by a decrease in average annualized revenue per customer account from our business customers.

The increase in revenues from voice and data services resulted primarily from an increase in the number of business customers accounts using these services.

The decrease in average annualized revenue per customer account was due primarily to increased price competition in the marketplace.

The business sales division benefited from growth in the provision of data services across all market segments with the launch of an internet protocol virtual private network—a secure and scalable private network solution that enables companies to send voice, video and data through one single, efficient connection. For example, The Scotsman newspaper extended its existing contract with us for another three years and took additional data services, including internet protocol virtual private network with multi-protocol label switching across various sites.

Our carrier services unit contributed £58 million of revenue for the year ended December 31, 2002 compared with £52 million for the year ended December 31, 2001. Revenue in the year ended December 31, 2002 benefited from the recognition of £8 million from an Atlantic Telecommunications contract, previously deferred and being recognized over 20 years. In 2002, Atlantic Telecommunications was placed in administration and, as a result, we were released from the terms of this contract, allowing it to credit the deferred revenue in the current year. There was no cash impact from this accounting treatment.

CONTENT SEGMENT

Content Segment Revenue

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
	(in millions)
Content Segment
Subscription revenue	£ 33	£ 33	—
Advertising revenue	£ 38	£ 42	10.5%
Other revenue	£ 58	£ 31	(46.6%)

Net revenue(1)	£129	£ 106	(17.8%)

Number of homes receiving Telewest programming	7.5	8.5	13.3%
Share of the net profits of UKTV	£ 3	£ 17	466.7%
UK television advertising market share	3.0%	3.4%	13.3%

(1)	Net revenue consists of total revenue (subscription revenue, advertising revenue, management fees, transactional and interactive revenue and other revenue) less inter-segmental revenues of £14 million for the year ended December 31, 2001 and £15 million for the year ended December 21, 2002.

After the elimination of inter-segmental revenues of £14 million and £15 million for the years ended December 31, 2001 and 2002, respectively, the net revenue of Flextech, our content segment, decreased during the period. Before this elimination of inter-segmental trading between Flextech and Telewest, Flextech’s revenue decreased by £22 million or 15.4% from £143 million for the year ended December 31, 2001 to £121 million for the year ended December 31, 2002.

Flextech’s decrease in net revenue was principally as a result of a non-recurring grant received from the UK government in 2001, the termination of BSkyB’s analog television service in 2001, and discontinued revenue streams from businesses that were disposed of, offset in part by an increase in advertising revenue.

The year ended December 31, 2001 included a £4 million UK government grant payment in respect of the trial of Living Health, Telewest’s broadband interactive television health service, and revenues of approximately £7 million from HSN Direct International Limited and Screenshop Limited which were disposed of during that year. The year ended December 31, 2001 also included revenues of £11 million for a one-off sale of program rights and £3 million from the sale of spare analog transponder capacity to BSkyB, which discontinued its analog services during 2001.

The increase in the number of homes receiving programming from our content segment resulted principally from former ITV Digital subscribers migrating to platforms carrying Flextech programming. None of the content segment’s wholly owned channels were carried on the ITV Digital platform which was closed in April 2002.

Advertising revenue increased 10.5% despite a market that saw only a 5% overall rise. The content segment’s advertising revenue performance derives from the relative viewing strength of its channels, with its share in pay-television homes growing from 6.1% to 6.6% and its share of basic viewing remaining stable at 20.4% in spite of increased competition in the multi-channel market.

Our content segment’s share of the net profits of the companies that comprise UKTV (its joint ventures with BBC Worldwide) is included in share of net losses of affiliates.

COMBINED CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

Operating Costs and Expenses	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
	(in millions)
Cable programming expenses	£ 142	£ 128	(9.9%)
Cable telephony expenses	235	218	(7.2%)
Content segment expenses	83	70	(15.7%)
Depreciation	469	495	5.5%
Impairment of fixed assets	—	841	—

Total expenses	929	1,752	88.6%
Selling, general and administrative (SG&A)	497	526	5.8%
Amortization of goodwill	183	—	—
Impairment of goodwill	766	1,445	88.6%

Total Operating Costs and Expenses	£2,375	£3,723	56.8%

Our operating costs and expenses, before depreciation, impairment of fixed assets, amortization and impairment of goodwill decreased due to reduced cable programming expenses, cable telephony expenses, and content segment expenses, offset in part by increases in SG&A principally caused by higher payroll costs due to our reorganization redundancy program and higher legal and professional costs associated with the financial restructuring of Telewest Communications.

Cable programming expenses decreased principally as the result of lower programming costs resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels and favorable renegotiations with certain programmers for content contracts. These decreases were partly offset by increased costs of programming for our digital television packages, which have more channels than our analog packages.

Decreases in cable telephony expenses resulted from improving rerouting of traffic to least-cost providers, a reduction in termination rates for certain calls, an improvement in the mix of telephony revenue and the non-recurrence of £7 million of cost relating to the carrier services unit expensed in 2001.

The content segment’s expenses consist principally of amortization costs of programming shown on its television channels and the costs of advertising sales those channels receive. The decrease in the content segment’s cost of sales resulted from lower costs following the closure of transactional businesses in 2001 and 2002 and the costs of a non-recurring sale of programming rights in 2001. The content segment’s cost of sales was 57.9% of the content segment’s revenues (including inter-segmental sales to Telewest) for the year ended December 31, 2002 compared with 58.0% on the same basis for the year ended December 31, 2001.

The increase in depreciation expenses is primarily attributable to additional expenditure for the installation of new subscribers and the upgrade of parts of our network. In addition, a charge for impairment of fixed assets amounting to £841 million was recorded in the year ended December 31, 2002 (zero in 2001) which will result in reduced depreciation expenses going forward as these assets will no longer be depreciated (see below “—Impairment of Assets”).

The increase in SG&A primarily reflected the net increase in employment costs due to redundancy charges associated with an employee reduction program (offset in part by reductions in payroll costs from decreasing numbers of employees), together with legal and professional costs relating to the financial restructuring and increased expense associated with the marketing of our broadband and digital products, and was partially offset by decreases in other overhead expenses as Telewest Communications continues to achieve cost efficiencies.

Redundancy costs incurred in respect of the reorganization during the year ended December 31, 2002 were approximately £25 million. Legal and professional costs incurred to that date in relation to the financial restructuring were approximately £22 million. Excluding these redundancy and legal and professional costs, SG&A would have decreased by £18 million or 3.6% for the year ended December 31, 2002. SG&A increased as a percentage of total operating costs, before depreciation, impairment of fixed assets, amortization and impairment of goodwill from 51.9% for the year ended December 31, 2001 to 55.8% for the year ended December 31, 2002 (and excluding the redundancy and legal and professional costs discussed above, increased to 53.5% on the same basis). Staff costs increased to £275 million for the year ended December 31, 2002 from £257 million for the year ended December 31, 2001, reflecting the redundancy costs associated with the reduction in staffing levels discussed above, offset in part by decreased ongoing payroll costs.

Under SFAS 142, effective from January 1, 2002, goodwill arising from business combinations and intangible assets with indefinite lives is no longer amortized but is subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity-method investments is also no longer be amortized under SFAS 142 but is subject to impairment testing as part of the investment to which it relates in accordance with APB 18. Accordingly, there was no charge for amortization of goodwill in the year ended December 31, 2002 compared to a charge of £183 million for the year ended December 31, 2001. Following asset impairment reviews in both 2002 and 2001, impairment of goodwill was recorded at £1,445 million for the year ended December 31, 2002 compared with £766 million for the year ended December 31, 2001 (see the text below under the heading “—Impairment of Assets”).

Impairment of Assets. During the years ended December 31, 2002 and 2001, we undertook impairment reviews of our network assets, of goodwill arising on recent acquisitions and of our investments in affiliates acquired in recent years. The reviews covered our cable and content segments. The principal reasons for the reviews were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the advertising sales market, declining revenue growth and a lower than expected take-up by customers of additional services.

The reviews in 2002 found evidence of impairment in the value of goodwill arising on the core cable segment and content segment businesses, the carrying value of network assets and in the value of the affiliated undertaking UKTV. The reviews in 2001 indicated impairment in the value of goodwill arising in the core content segment business and the investments in the two affiliates, UKTV and SMG. No impairment in the carrying value of the network assets was required in 2001. As a result of the reviews, the carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill (£766 million in 2001), an impairment of £841 million against fixed assets (zero in 2001) and a charge of £88 million against the investments in affiliates (£202 million in 2001). These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets, and share of net losses of affiliates and impairment, respectively. The estimated implied value of the goodwill and the fair value of the investment in UKTV were based on projected future cash flows at a post-tax discount rate of 11.5%, which we believed was commensurate with the risks associated with the assets. The projected future cash flows were determined using our then current long-range plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market.

Other Income/(Expense)

	Year ended December 31, 2001	Year ended December 31, 2002 Restated	Percentage increase/ (decrease)
Other income/(expense)	(in millions)
Interest income	£ 15	£ 19	26.7%
Interest expense (including amortization of debt discount)	(487)	(528)	8.4%
Foreign exchange gains, net	—	213	—
Share of net losses of affiliates and impairment	(216)	(118)	(45.4%	)
Minority interest in losses of subsidiaries, net	1	1	—
Other, net	(3)	36	—

Total other income/(expense), net	£(690)	£(377)	(45.4%	)

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for various lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. We adopted this standard from January 1, 2002, and reclassified £15 million from extraordinary items to interest expense for the year ended December 31, 2001. Consequently, the comparative amounts for other income/expense, net, and interest expense have been reclassified in the following text.

Other income/expense, net, before taxation totalled £377 million for the year ended December 31, 2002 and £690 million for the year ended December 31, 2001, a decrease of £313 million or 45.4%. This net decrease resulted from an increase in foreign exchange gains, net, an increase in interest income, a decrease in our share of net losses of affiliated companies and impairment, and an increase in other profits, offset by an increase in interest expense.

Higher interest income was generated from the higher cash balances held by us during the year ended December 31, 2002 as a result of unwinding certain foreign exchange contracts and drawdowns under our former senior secured credit facility in advance of our funding requirements.

The increase in interest expense in 2002 was primarily as a result of the additional borrowing under our bank facilities to fund the continued roll-out of digital television and broadband internet products, drawdowns under our former senior secured credit facility in advance of funding requirements, and for general working capital purposes. Additionally, £11 million of the increase arose on the write-off of deferred financing costs of debentures as a consequence of all notes and debentures being in default and payable on demand as at December 31, 2002.

Foreign exchange gains, net, were the result of the US dollar significantly weakening against the pound sterling during the year ended December 31, 2002. In the previous year, our US dollar-denominated debt was substantially hedged. Following the termination of all of our derivative arrangements, during the year ended December 31, 2003 a significantly higher proportion of unhedged US dollar-denominated liabilities that have been translated at period-end exchange rates contributed to higher foreign exchange gains as the US dollar weakened against the pound sterling.

In the three-month period ended March 31, 2002, we determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of £53 million resulting from marking to market the derivative instruments was reclassified from OCI to foreign exchange gains in the statement of operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the statement of operations as they are incurred.

Our share of net losses of our affiliated companies and impairment was £118 million for the year ended December 31, 2002 compared with £216 million net losses for the year ended December 31, 2001. Our share of the net losses of our affiliated companies and impairment in each of the years 2001 and 2002 resulted principally from the impairment of our investments in UKTV and SMG, described below. Our principal affiliated companies as at December 31, 2002 included the companies that comprise UKTV and Front Row Television Limited.

Other profits/losses, including minority interests in subsidiaries, net, amounted to a net profit of £37 million for the year ended December 31, 2002 compared with a net loss of £2 million in the year ended December 31, 2001. The net profit of £37 million arose primarily as a result of gains of £33 million arising on the disposal of our investments in our subsidiary, The Way Ahead Group Limited and in an affiliated company, TV Travel Group Limited.

Liquidity and Capital Resources

Telewest Communications was not able historically to fund its operating expenditure and interest costs through operating cash flow and therefore incurred substantial indebtedness. In the first half of 2002, a series of circumstances, including the well-publicized downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of its corporate credit ratings in March and April 2002, severely limited its access to financing and consequently impaired its ability to service its debt and refinance its existing debt obligations. As a result, in April of 2002 Telewest Communications began examining options relating to a restructuring of its balance sheet, including entering into detailed negotiations with an unofficial committee of its noteholders and a steering committee of its senior lenders. In October 2002, Telewest Communications defaulted on substantially all of its outstanding indebtedness. After extensive negotiations with these creditors, the terms, conditions and structure of a financial restructuring were substantially agreed between these creditors and certain major shareholders at the time.

This financial restructuring received the approval of Telewest Communications’ shareholders on May 21, 2004, the approval of its creditors on June 1, 2004 and became effective on July 15, 2004. As a result of Telewest Communications’ financial restructuring, on July 14, 2004 Telewest became the holding company for substantially all of the assets and liabilities that comprised the business of Telewest Communications. On July 15, 2004, as part of the financial restructuring, the newly acquired liabilities of Telewest Communications were reduced by approximately £3.8 billion to approximately £2.0 billion and 245,000,000 shares of Telewest’s common stock were issued.

We are a holding company with no independent operations or significant assets other than our investments in Telewest UK. Telewest UK is a holding company with no independent operations or significant assets other than its investments in and advances to subsidiaries. In order to meet our obligations, we rely on receiving sufficient cash from Telewest UK and its subsidiaries. Our subsidiaries are restricted by the covenants in the amended senior secured credit facility from paying dividends, repaying loans and making other distributions to us and Telewest UK. In particular, the amended senior secured credit facility generally restricts the funds available to us from TCN to £5 million a year and limits the use of such funds. Future debt instruments may contain similar restrictions that may prevent us from meeting our obligations.

As indicated above, the businesses now held by Telewest have not generated sufficient cash flow from operations historically to meet their capital expenditure and debt service requirements. As a result of Telewest Communications’ financial restructuring, we will have significantly lower interest expense and principal repayment requirements than Telewest Communications as a result of the reduction of indebtedness. However, our businesses will continue to require cash to fund their operations (including possible operating losses), including the costs of connecting customers to our network, offering and marketing new services, expanding and upgrading our network and debt service repayments. In particular, we will need to service interest payments on the amended senior secured credit facility from cash flow from operations and will need to repay most of the approximately £2.03 billion outstanding on the amended senior secured credit facility on or before December 31, 2005. We do not expect to be able to generate sufficient free cash flow to repay that debt on December 31, 2005 and will therefore need to refinance a substantial portion of the amended senior secured credit facility before that date.

We anticipate that our principal sources of funds will be proceeds from the amended senior secured credit facility, additional vendor financing, if available, possible strategic sales of assets, cash in hand and cash flow from operating activities. Future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs, including higher interest costs on our amended senior secured credit facility as a result of higher interest rates generally, higher capital expenditure and/or lower than anticipated revenues. Actual costs, capital expenditure and revenues will depend on many factors, including, among other things, consumer demand for voice, video, data and internet services, the impact on the business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer acceptance of cable telephony as a viable alternative to BT’s telephony services, the continued downward pressure on telephony margins and the general economic environment.

Amended Senior Secured Credit Facility

On July 15, 2004, we and certain subsidiaries entered into a series of agreements comprising an amendment to the senior secured credit facility of Telewest Communications. TCN is the primary borrower under the amended senior secured credit facility. On July 15, 2004, committed facilities of £2.03 billion, of which £1.84 billion were fully drawn, and uncommitted facilities of £125 million were outstanding. The committed credit facilities are comprised of the following four tranches:

•	“Tranche A” term credit facilities in an aggregate principal amount of £1,695 million, maturing on December 31, 2005;

•	“Tranche B” revolving credit facilities in an aggregate principal amount of £140 million, maturing on December 31, 2005;

•	“Tranche C” overdraft facilities in an aggregate principal amount of £50 million, maturing on December 31, 2005; and

•	“Tranche D” term credit facilities in an aggregate principal amount of £145 million, maturing on June 30, 2006.

Tranche D also contemplates the provision of additional uncommitted facilities in an aggregate principal amount of £125 million, of which £20 million will be freely available and £105 million will only be available to be drawn down by TCN with the prior written consent of the lenders holding at least two-thirds in value of the total commitments.

Interest

Tranches A and B bear interest at a rate of: (a) LIBOR plus (b) the mandatory cost (if applicable) (a rate set by a fixed formula based on applicable English statutory banking regulations or their EU counterparts) plus (c) the applicable margin as indicated below, and Tranche C bears interest at the relevant overdraft lender’s fluctuating base rate plus the applicable margin, as follows:

Total Senior Debt to Consolidated Annualized TCN Group Net Operating Cash Flow	Applicable Margin
(as defined in the amended senior secured credit facility)	Tranche A	Tranche B	Tranche C
Greater than or equal to 5:1	4.00%	5.50%	4.00%
Less than 5:1 but greater than or equal to 4.5:1	3.50%	5.00%	3.50%
Less than 4.5:1 but greater than or equal to 4:1	3.00%	4.50%	3.00%
Less than 4:1	2.50%	4.00%	2.50%

The margin for the initial six months following the effective date of the schemes is 3.00% for Tranches A and C and 4.50% for Tranche B. Thereafter, the margin will be set for each interest period at the beginning of such interest period by reference to the ratio of TCN’s Total Senior Debt to Consolidated Annualized TCN Group Net Operating Cash Flow in the most recent quarterly management accounts delivered to the Senior Lenders. If TCN has failed to deliver the relevant management accounts, the margin will revert to the highest base in the grid.

Tranche D bears interest at a rate of: (a) LIBOR plus (b) the mandatory cost (if applicable) plus (c) 5.00%.

If TCN fails to pay any sum on its due date with respect to the facilities, the default interest rate will be 1% higher than the normal interest rate for the relevant tranche.

Affirmative Covenants

We and our subsidiaries are subject to a number of affirmative covenants under the amended senior secured credit facility, including restrictions on our ability to act as other than a holding company, carry on a business or own material assets. In addition, TCN is subject to financial maintenance tests, including the following liquidity, coverage and leverage ratio tests and restrictions on its ability to make payments to us or Telewest UK.

•	the ratio of TCN’s Total Senior Debt to Consolidated Annualized TCN Group Net Operating Cash Flow for each quarterly period below cannot exceed a stated ratio, which decreases each quarter from 5.40 for the quarter ended June 30, 2004 to 4.05 for the quarter ending December 31, 2005.

•	the ratio of Consolidated TCN Group Net Operating Cash Flow to Total Senior Debt interest charges for each two consecutive quarters cannot be less than a stated ratio, which increases for each six-month period from 2.05 for the six months ended June 30, 2004 to 3.15 for the six months ending December 31, 2005.

•	the maximum total capital expenditure for each four consecutive quarters cannot exceed a maximum amount that decreases from £400 million for the twelve months ended June 30, 2004 to £365 million for the twelve months ending December 31, 2005.

If the Consolidated TCN Group Net Operating Cash Flow exceeds the projected Consolidated TCN Group Net Operating Cash Flow contained in the original long-range plan, then the maximum total capital expenditure for the immediately following twelve-month period will be increased by 50% of the difference between the actual and projected net operating cash flow. This covenant will cease to apply when the ratio of Total Senior Debt to Consolidated Annualized TCN Group Net Operating Cash Flow for that twelve-month period ending on a quarterly date is less than 4.0, but will be reinstated if the ratio is subsequently greater than or equal to 4.0 on any subsequent quarterly date. All capitalized terms in this sub-paragraph are defined in the loan agreement for the amended senior secured credit facility.

•	the minimum financial contribution (being the consolidated revenues of TCN less the consolidated actual direct costs of TCN) for each two consecutive quarters cannot be less than a minimum amount that increases for each six-month period, from £430 million for the six months ended June 30, 2004 to £505 million for the six months ending December 31, 2005.

This covenant ceases to apply when the ratio of Total Senior Debt to Consolidated Annualized TCN Group Net Operating Cash Flow for any quarterly period is less than 4.0, but will be reinstated if the ratio is subsequently greater than or equal to 4.0 on any subsequent quarterly date.

Negative Covenants

We and our subsidiaries will be subject to a number of negative covenants under the amended senior secured credit facility, including restrictions on our and our subsidiaries’ ability to, among other things:

•	incur liens;

•	engage in mergers and make acquisitions;

•	sell assets;

•	guarantee obligations;

•	issue shares;

•	lend money;

•	enter into hedging arrangements;

•	incur additional indebtedness;

•	change the nature of our business;

•	enter into transactions with affiliates;

•	carry on business in the United States;

•	redeem or repurchase equity or any other share capital;

•	terminate, sell, transfer or finance certain joint ventures; and

•	prepay certain indebtedness.

Mandatory Prepayment Events

We are also subject to a number of mandatory prepayment events under the amended senior secured facility, including:

•	the use of excess cash flow (as defined in the amended senior secured facility) to repay amounts outstanding on the amended senior secured credit facility, if certain financial ratios are not met;

•	repayment of all the facilities if any person or group becomes the beneficial owner, directly or indirectly, of 30% or more of the voting stock or 30% or more of the economic interest of Telewest, the majority of the members of the Telewest board of directors are not continuing directors (as that term is defined in the facility), or there is a merger, amalgamation, consolidation or other similar arrangement involving TCN or certain affiliates of TCN;

•	the use, under certain circumstances, of all or a portion of the net cash proceeds of any permitted sale or disposals of assets (including our Flextech subsidiary and certain specified joint ventures with the BBC) to repay amounts outstanding on the amended senior secured credit facility;

•	the use, under certain circumstances, of all or a portion of the net cash proceeds of debt or equity offerings or certain types of finance leases and/or vendor financing arrangements to repay amounts outstanding on the amended senior secured credit facility.

For additional information on our amended senior secured credit facility, you should read the Loan Agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Capital Expenditure

	Year ended December 31, 2002	Year ended December 31, 2003	Three months ended March 31, 2003	Three months ended March 31, 2004
	(in millions)
Additions to property and equipment	£461	£223	£65	£52

The decrease in additions to property and equipment for the three months ended March 31, 2004 as compared to the corresponding period in the prior year resulted primarily from reduced network spend and falling electronic equipment prices. The change in additions to property and equipment for the year ended December 31, 2003 as compared to the year ended December 31, 2002 was due to reduced network spend, falling electronic equipment prices and lower levels of customer acquisition. Our capital expenditure has primarily funded the construction of local distribution networks and our national network, capital costs of installing customers, and enhancements to our network for new product offerings. The additions in the year ended December 31, 2003 were principally a result of network capacity upgrades and new subscriber installations in connection with our roll-out of digital television and broadband internet services.

Notwithstanding that capital expenditures decreased in 2003 over 2002 and continued to decrease slightly in the first quarter of 2004, we expect to continue to have significant capital needs in the future. With the majority of our network construction complete and substantially all network upgrades necessary for the delivery of telephony and digital services complete, it is anticipated that capital expenditure will be largely driven by the costs associated with the connection of new subscribers (which will vary depending upon the take-up of services) and the replacement of network assets at the end of their useful lives. It is anticipated that capital expenditures for the 2004 and 2005 fiscal years will be slightly, but not significantly, higher than that for 2003.

Consolidated Statements of Cash Flows

Three Months Ended March 31, 2003 and 2004

	Three months ended March 31, 2003	Three months ended March 31, 2004
	(in millions)
Net cash provided by operating activities	£74	£82
Net cash used in investing activities	(61)	(63)
Net cash used in financing activities	(13)	(12)

Net increase in cash and cash equivalents	–	7
Cash and cash equivalents at beginning of period	390	427

Cash and cash equivalents at end of period	£390	£434

For the three months ended March 31, 2004, we had a net cash inflow from operating activities of £82 million compared with a net inflow of £74 million for the three months ended March 31, 2003. The increase in net cash provided by operating activities resulted principally from improved operating results, declining capital expenditures and management of working capital together with the deferral of the payment of interest in advance of Telewest Communications’ financial restructuring.

We incurred a net cash outflow from investing activities of £63 million for the three months ended March 31, 2004 compared with £61 million for the three months ended March 31, 2003. Net cash outflow includes the cash inflow from affiliates of £3 million for three months ended March 31, 2004 and £6 million for three months ended March 31, 2003. Capital expenditure accounted for £66 million of the total in the three months ended March 31, 2004 compared with £67 million in the same period in 2003. Our capital expenditure has primarily funded the construction of local distribution networks and our national network, capital costs of installing customers and enhancements to our network capacity for new product offerings. The additions in the three months ended March 31, 2004 were principally a result of network capacity upgrades and new subscriber installations in connection with the roll-out of digital television and broadband internet services. At March 31, 2004, approximately 94% of the homes passed and marketed in our addressable areas were capable of receiving our digital television and broadband internet services.

Net cash used in financing activities totaled £12 million for the three months ended March 31, 2004, consisting of the capital element of finance lease repayments, compared with net cash used in financing activities of £13 million for the three months ended March 31, 2003. Net cash used in financing activities for the three months ended March 31, 2003 also consisted of the capital element of finance lease payments.

As of March 31, 2004, we had cash balances of £434 million on a consolidated basis (excluding £13 million that was restricted as to use to providing security for leasing obligations). Cash balances increased by £7 million for the three months ended March 31, 2004 mainly as a result of increased net cash provided by operating activities. As of March 31, 2003, we had cash balances of £390 million (excluding £12 million that was restricted, as noted above).

Years Ended December 31, 2001, 2002 and 2003

	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
	(in millions)
Net cash provided by operating activities	£13	£103	£308
Net cash used in investing activities	(561)	(365)	(212)
Net cash provided by/(used in) financing activities	502	638	(59)

Net (decrease)/increase in cash and cash equivalents	(46)	376	37
Cash and cash equivalents at beginning of year	60	14	390

Cash and cash equivalents at end of year	£14	£390	£427

For the year ended December 31, 2003, we had a net cash inflow from operating activities of £308 million compared with a net inflow of £103 million for the year ended December 31, 2002, and a net inflow of £13 million for the year ended December 31, 2001. The increase in net cash provided by operating activities resulted principally from improved operating results, declining capital expenditures and management of working capital together with the deferral of the payment of interest in advance of the financial restructuring.

We incurred a net cash outflow from investing activities of £212 million for the year ended December 31, 2003 compared with £365 million for the year ended December 31, 2002, a decrease of £153 million or 41.9%. Net cash outflow from investing activities for the year ended December 31, 2001 was £561 million, £196 million or 34.9% greater than that in 2002. Capital expenditure accounted for £228 million of the total in 2003 compared with £448 million in 2002 and £548 million in 2001, which was offset in part by the proceeds of sales of investments in subsidiary and affiliated companies, as described below. Our capital expenditure has primarily funded the construction of local distribution networks and the national network, capital costs of installing customers and enhancements to our network capacity for new product offerings. The additions in the year ended December 31, 2003 were principally a result of network capacity upgrades and new subscriber installations in connection with the roll-out of digital television and broadband internet services. At December 31, 2003, 92% of the homes passed and marketed in our addressable areas were capable of receiving our digital television and broadband internet services.

Net cash used in financing activities totaled £59 million for the year ended December 31, 2003, primarily consisting of the capital element of vendor finance and finance lease repayments, compared with net cash provided by financing activities of £638 million for the year ended December 31, 2002. Net cash provided by financing activities for the year ended December 31, 2002 consisted primarily of £640 million in drawdowns from the former senior secured credit facility and a net £76 million realized on the termination of US dollar/pound sterling exchange rate hedging arrangements offset in part by the repayment of the loan secured on our interest in approximately 16.9% of the issued share capital of SMG plc and finance lease payments. Net cash provided by financing activities for the year ended December 31, 2001 included the repayment on March 16, 2001 of £810 million and £122 million under an old senior secured credit facility and a facility at our Flextech subsidiary, respectively, with a drawdown from the former senior secured credit facility.

As of December 31, 2003, we had cash balances of £427 million on a consolidated basis (excluding £13 million that was restricted as to use to providing security for leasing obligations). Cash balances increased by £37 million during the year ended December 31, 2003 mainly as a result of increased net cash provided by operating activities, a significant reduction in expenditures on property and equipment and the non-payment of interest on our outstanding notes and debentures, offset by a reduction in cash provided by financing activities. As of December 31, 2001 and 2002, we had cash balances of £14 million and £390 million, respectively (excluding £12 million that was restricted, as noted, above in each of 2001 and 2002; and £8 million that was on deposit to guarantee the temporary overdraft facility of an affiliated company in 2001).

Included in the table of contractual obligations shown below is a total of £12 million relating to capital expenditure authorized by us for which no provision has been made in the consolidated financial statements. This amount includes subscriber installations (e.g., set-top boxes) for customer growth, network enhancements and computer projects necessary for the maintenance of the infrastructure of our business. In addition, and also included in the table, we have contracted to buy £23 million of programming rights for which the license period has not yet started. These commitments will be funded when required from operating cash flow and available bank facilities. Both of these amounts are shown as being payable in less than one year.

Contractual Obligations and Other Commercial Commitments

Our contractual obligations and other commercial commitments as at March 31, 2004 are summarized in the tables below.

Contractual Obligations
	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	£m	£m	£m	£m	£m
Debt(1)	5,247	5,241	4	1	1
Capital lease obligations	128	82	32	14	–
Operating leases	138	14	25	21	78
Unconditional purchase obligations	863	863	–	–	–
Other long-term obligations	–	–	–	–	–
Total contractual obligations	6,376	6,200	61	36	79

(1)	As a result of the effectiveness of Telewest Communications’ financial restructuring on July 15, 2004 debt due in less than one year was reduced by approximately £5.2 billion to zero as a result of £3.2 billion being extinguished in respect of notes and debentures, £160 million of the amended senior secured credit facility being repaid and £1.84 billion of the amended senior secured credit facility being reclassified to payments due in 1-3 years. Consequently, total contractual obligations due in less than one year was reduced to approximately £1.0 billion.

The following table includes information about our other commercial commitments as of March 31, 2004. Other commercial commitments are items that Telewest could be obligated to pay in the future. They are not required to be included in the balance sheet.

Other Commercial Commitments
	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	£m	£m	£m	£m	£m
Guarantees(1)	19	6	13	–	–
(1)	Consists of performance guarantees of £6 million due in less than one year and lease guarantees of £13 million due in one to three years.

We have no other material contractual or other commercial commitments.

Off-Balance Sheet Transactions

As of March 31, 2004 we had no off-balance sheet transactions.

Quantitative and Qualitative Disclosures about Market Risk

The principal market risks to which we were exposed during the year ended December 31, 2003 and the three-month period ended March 31, 2004 were:

•	interest rate changes on variable-rate, long-term bank debt; and

•	foreign exchange rate changes, generating translation and transaction gains and losses on our US dollar-denominated notes and debentures.

We expect that our exposure to foreign exchange rate changes will be substantially eliminated as a result of the cancellation of all of Telewest Communications’ US-dollar denominated notes and debentures, although we will continue to be exposed to interest rate changes under the amended senior secured credit facility.

From time to time we use derivative financial instruments solely to reduce our exposure to these market risks, and we do not enter into these instruments for trading or speculative purposes.

In the year ended December 31, 2002, we terminated foreign currency derivative contracts as described below.

Interest Rate Risk

At March 31, 2004 Telewest Communications’ outstanding bank debt consisted entirely of the former senior secured credit facility entered into by TCN. This credit facility was denominated in pounds sterling and bore interest at variable rates. We sought to reduce our exposure to adverse interest rate fluctuations on borrowings under the former senior secured credit facility principally through interest rate swaps entered into by TCN. Telewest’s existing interest rate swaps provide for payments by it at a fixed rate of interest (ranging from 5.710% to 7.175%) and the receipt of payments based on a variable rate of interest. The swaps have maturities ranging from January 1, 2005 to March 31, 2005. The aggregate amount outstanding under the former senior secured credit facility at March 31, 2004 was £2.0 billion and the aggregate notional principal amount of the hedging arrangements was £400 million, leaving an unhedged amount of £1.6 billion at March 31, 2004. As part of Telewest Communications’ financial restructuring, TCN entered into the amended senior secured credit facility described above, which is denominated in pounds sterling and bears interest at variable rates. The aggregate amount outstanding under the amended senior secured credit facility at July 15, 2004 was £1.8 billion. TCN will also enter into a new £1.0 billion fixed-for-floating interest rate swap with a three-year maturity in connection with the settlement of certain of Telewest Communications’ existing swaps contracts. The unhedged amount as at July 15, 2004 was £1.4 billion.

Based on our consolidated variable rate debt outstanding at March 31, 2004 after taking into account our derivative instruments, we estimate that a one-percentage point change in interest rates would have an approximately £16 million impact on our annual interest expense.

Foreign Currency Exchange Risk

We have historically held derivative financial instruments solely to hedge specific risks and have not held these instruments for trading purposes. The derivatives were held to hedge against the variability in cash flows arising from the effect of fluctuations in the pound sterling/US dollar exchange rate on our future interest payments and principal payments under our US dollar-denominated notes and debentures. We used forward foreign currency contracts or cross-currency swaps to fix the pound sterling amount of future US dollar cash outflows for interest payments and principal repayments up to their first call dates or other dates where we could, at our option, redeem the instruments before maturity.

As a result of Telewest Communications’ financial restructuring, all of its US dollar-denominated notes and debentures were cancelled and we have no outstanding US dollar-denominated indebtedness.

In March 2002, we terminated certain US dollar/pound sterling exchange rate hedging arrangements with a nominal amount of $999 million (£688 million); termination of these arrangements netted a £74 million cash inflow to us. A further £30 million cash inflow was realized by us in May 2002 through the termination of additional foreign exchange rate hedging arrangements with a nominal amount of $367 million (£253 million). On April 2, 2002, $560 million (£390 million) of hedging arrangements matured and were replaced with $350 million (£246 million) of forward foreign exchange contracts. In the three-month period ended September 30, 2002, we terminated all of our remaining hedging arrangements with a nominal value of $2.3 billion (approximately £1.5 billion). Contracts with a nominal value of $1.0 billion were settled in cash, resulting in an outflow of £28 million. The remaining contracts had a nominal value of $1.3 billion and were settled as part of Telewest Communications’ financial restructuring.

Quantitative Disclosure of Market Risk

The analysis below presents the sensitivity of the market value, or fair value, of our financial instruments to selected changes in market rates and prices. The changes chosen represent our view of changes that are reasonably possible over a one-year period. The estimated fair value of the hedging instruments identified below are based on quotations received from independent, third-party financial institutions and represent the net amount receivable or payable to terminate the position, taking into consideration market rates as of the measuring date and counterparty credit risk. The estimated fair value of the US dollar-denominated, fixed-rate, long-term debt is also based on market quotations obtained from independent third-party financial institutions.

The hypothetical changes in the fair value of hedging instruments are estimated, based on the same methodology used by the third-party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except that the relevant interest rate or exchange rate, as the case may be, has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely. Fair value of debt is the market value of bonds and bank debt, which can change according to market conditions and company-specific performance.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest rates and exchange rates to affect fair values in a manner that varies from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses. The sensitivity analysis is for information purposes only. In practice, market rates rarely change in isolation.

Interest Rate Risk

The sensitivity analysis below presents the hypothetical change in fair value based on an immediate one-percentage point (100 basis points) increase in interest rates across all maturities (excluding accrued bond interest):

	March 31, 2003		March 31, 2004
	Fair value	Hypothetical Change in Fair value	Fair value	Hypothetical Change in Fair value
	£m	£m	£m	£m
Interest rate swaps	(34)	9	(5)	3
Fixed rate debt	(712)	(16)	(2,057)	(60)

Foreign Currency Exchange Rate Risk

The sensitivity analysis below presents the hypothetical change in fair value based on an immediate 10% decrease in the US dollar to pound sterling exchange rate.

	March 31, 2003		March 31, 2004
	Fair value	Hypothetical Change in Fair value	Fair value	Hypothetical Change in Fair value
	£m	£m	£m	£m
US dollar-denominated long-term debt	(514)	(57)	(1,470)	(163)
Foreign currency swap	*	*	*	*
Foreign exchange forward contracts	(33)	*	(33)	*

*	No longer applicable

The hypothetical change in fair value for the US dollar-denominated long-term debt is calculated by re-translating to pounds sterling the US dollar-denominated long-term debt (excluding accrued bond interest) at a rate 10% below the US dollar/pound sterling exchange rate prevailing at the relevant period end.

The fair value of the foreign exchange forward contracts of £33 million represents the amounts due as a result of the settlement of the contracts unwound but not yet paid. This is a fixed cost and will not vary with movements in exchange rates.

Effects of Recent Accounting Pronouncements

SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

On April 30, 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.

SFAS 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133, and we are currently considering its potential effect on our financial statements.

Other New Standards

In January 2003, the FASB issued FASB Interpretation 46, “Consolidation of Variable Interest Entities”, or FIN 46, which interprets Accounting Research Bulletin 51, or ARB 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities called variable interest entities (VIEs) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. To comply with the transitional provisions of FIN 46, we have evaluated our existing structures to determine whether it is reasonably likely that we would be required to consolidate or disclose information about a VIE’s nature, purpose, size and activities, together with our maximum exposure to loss. We are also required to disclose the anticipated impact of adoption of FIN 46 on our financial statements.

We have 50% joint venture interests in the companies that comprise UKTV, joint ventures with the BBC, and Front Row Television Limited (“Front Row”), a joint venture with NTL, all of which are accounted for under the equity method. We believe that neither the companies that comprise UKTV nor Front Row are VIEs under FIN 46, and, accordingly, do not consider that either consolidation or additional disclosures are required. We do not therefore believe that the impact of the adoption of FIN 46 will have a material effect on our financial statements.

OUR BUSINESS

History and Development of the Company

Our legal name is Telewest Global, Inc. and our commercial names are Telewest Broadband, Telewest Business and Flextech. We were incorporated in the State of Delaware on November 12, 2003 as a wholly owned subsidiary of Telewest Communications plc. We became the holding company for the operating companies that carried on the business of Telewest Communications upon completion of Telewest Communications’ financial restructuring. Our principal executive offices are located at 160 Great Portland Street, London W1W 5QA, United Kingdom. Our telephone number is (+44) 20 7299 5000.

In December 1991, Liberty Media and MediaOne Group, Inc. combined their respective UK cable interests into a joint venture. In November 1994, Telewest Communications’ predecessor, referred to as Old Telewest, acquired all of the assets of that joint venture as well as certain other interests of Liberty Media and MediaOne in UK cable entities and completed a public offering of its ordinary shares and American Depositary Receipts. In October 1995, Telewest Communications acquired the entire issued share capital of Old Telewest and SBC CableComms (UK), then the owner of seven cable franchises in the United Kingdom.

In 1998, Telewest Communications acquired General Cable, then the owner of eight cable franchises in the United Kingdom, and the remaining 72.53% interest in Birmingham Cable from ComcastUK and several individual shareholders. In 1999, Telewest Communications acquired the remaining 50% interest in Cable London that it did not already own. In 2000, Telewest Communications completed its merger with Flextech, a key supplier of channels and related services in the United Kingdom, as well as its acquisition of Eurobell, a supplier of telephone, internet, data and cable TV services in the Southeast and Southwest of England.

After its flotation in 1994, Telewest Communications incurred substantial operating and net losses and substantial borrowings principally to fund the capital costs of its network construction, operations and the acquisition of UK cable assets. Telewest Communications incurred these substantial borrowings during a period when the UK cable industry was being established. Borrowings generally reflected expectations for growth that were based on subscription levels experienced by US cable companies during similar stages of their development, the anticipated impact of regulatory and technological changes in the United Kingdom which permitted Telewest Communications to offer telephony and internet services in addition to cable television services, and a belief that Telewest Communications would be able to refinance existing debt as it matured. Penetration rates for services offered by Telewest Communications and other UK cable companies have not, however, historically equalled penetration rates achieved in the US and revenues from these services have in aggregate been considerably lower than expected. In addition, in the first half of 2002, a series of circumstances, including the well-publicized downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of Telewest Communications’ corporate credit ratings in March and April 2002, severely limited Telewest Communications’ access to financing and consequently impaired Telewest Communications’ ability to service its debt and refinance its existing debt obligations.

In April 2002, Telewest Communications began exploring a number of options to address its funding requirements, and subsequently began discussions with, among others, an ad hoc committee of its noteholders, its senior lenders and other creditors. After extensive negotiations with these creditors, the terms, conditions and structure of the financial restructuring were substantially agreed between these creditors and certain major shareholders at the time.

The financial restructuring received the approval of Telewest Communications’ creditors on June 1, 2004 and became effective on July 15, 2004. On June 18, 2004, the Royal Court of Jersey sanctioned the scheme of arrangement of Telewest Jersey and on June 21, 2004 the High Court of England and Wales sanctioned the schemes of arrangement of Telewest Communications and Telewest Jersey. Among other things, the completion of the financial restructuring resulted in:

•	the reorganization of Telewest Communications’ business under Telewest, a holding company incorporated in the State of Delaware;

•	the cancellation of all of the outstanding notes and debentures of Telewest Communications and its finance subsidiary, Telewest Jersey, in return for the distribution of 98.5% of our common stock, and the distribution of the remaining 1.5% of our common stock to Telewest Communications’ shareholders, in accordance with English and Jersey schemes of arrangement involving certain creditors of Telewest Communications and Telewest Jersey. This reduced the total outstanding indebtedness of the business by approximately £3.8 billion to approximately £2.0 billion and will significantly reduce interest expense;

•	the entry into the amended senior secured credit facility; and

•	the cessation of dealings in Telewest Communications shares on the London Stock Exchange and Telewest Communications ADRs on the Nasdaq National Market.

Description of Business

Overview

We are a leading broadband communications and media group in the United Kingdom. Our business is divided into two main reporting segments: cable and content. The cable segment is further subdivided into a consumer sales division and a business sales division. The consumer sales division provides cable television, cable telephony and internet access services to residential customers. Our business sales division focuses on a wide range of voice, data and managed solutions services for businesses. Our content segment supplies basic television channels and related services to the UK pay-television broadcasting market.

Our business includes a broadband, local access broadcasting network covering approximately 4.7 million homes. Our network consists of local distribution networks, our “national network” and an internet protocol, or IP, services platform which allow it to handle the voice, video and data needs of our customers. Our broadband, local access network and architecture provides us with high-speed interconnection and true two-way interactivity with directly connected residential and business customers. We have connected approximately 1.7 million residential subscribers as at March 31, 2004, including cable television, telephony and internet services customers. In addition, as at March 31, 2004, we provided business telephony services to approximately 67,000 business customer accounts.

A growing and strategically significant part of our business is “blueyonder broadband,” a high-speed internet service which we launched in March 2000. As at March 31, 2004, we had approximately 465,000 blueyonder subscribers approximately 71% of whom also subscribed to both our telephony and cable television services and 96% of whom subscribed to at least one of our residential telephony or cable television services. In June 2002, we introduced a 1Mb internet service to complement the existing 512Kb internet service. Approximately 8% of Telewest’s broadband customers (approximately 39,000 subscribers) subscribed to our 1Mb service as at March 31, 2004. The 1Mb service allows for the faster downloading of software, the sharing of large files and enhanced full-screen video and audio streaming. We subsequently launched a 2Mb blueyonder broadband internet service on May 12, 2003, and approximately 8,000 subscribers (representing approximately 1.7% of our broadband subscriber base) had subscribed to the 2Mb service as of March 31, 2004. The 2Mb service is approximately 40 times faster than traditional dial-up internet services and two times faster than the fastest consumer services offered by AOL, Wanadoo (formerly Freeserve) and BT (1Mb).

In order to strengthen our current position in the broadband internet market, we recently launched a 256Kb service, which we expect will broaden the range of customers we attract. In addition, in May 2004, we announced that we increased the speed of each of our 512Kb, 1Mb and 2Mb blueyonder broadband products by approximately 50%, to 750Kb, 1.5Mb and 3Mb, respectively. These upgrades are available to new and existing subscribers and do not involve any price increase.

Flextech, our content segment, which has four pay-television channels and one free to air channel, owns 50% of UKTV, a joint venture formed with BBC Worldwide. UKTV offers a portfolio of multi-channel television channels based on the BBC’s program library. Flextech, together with UKTV, is the largest provider of basic (non-premium) thematic channels to the UK multi-channel television broadcasting market, measured by viewing share, reaching approximately 10.4 million pay multi-channel television subscriber homes.

Operating Data-Unaudited

The following table sets out certain of our operating data for the twelve months ended December 31, 2001, 2002 and 2003, respectively, and for the three months ended March 31, 2003 and 2004. The information represents combined operating statistics for all of Telewest’s franchises.

	Year Ended December 31,			Three months ended March 31,
CABLE SEGMENT	2001	2002	2003	2003	2004
Consumer Sales Division
Homes passed	4,914,155	4,895,956	4,899,852	4,893,525	4,897,636
Homes passed and marketed	4,713,937	4,699,694	4,674,764	4,690,343	4,678,182
Dual television and residential telephony subscribers	1,141,158	984,765	876,142	945,486	853,566
Dual or triple-service subscribers(1)	1,218,294	1,228,586	1,264,756	1,223,700	1,291,141
Cable television only subscribers	138,053	116,508	92,565	111,078	89,601
Residential telephony only subscribers	401,286	395,133	347,122	387,937	333,681
Internet only subscribers	7,986	18,398	25,995	21,007	27,721
Total residential subscribers	1,765,619	1,758,625	1,730,438	1,743,722	1,742,144
Customer additions	*	315,654	217,361	46,846	61,997
Customer disconnects	*	(322,648)	(245,548)	(61,749)	(50,291)
Net customer movement	74,278	(6,994)	(28,187)	(14,903)	11,706
RGUs(2)	3,042,715	3,170,354	3,286,706	3,174,372	3,363,240
Net RGU additions	248,072	127,639	116,352	4,018	76,534
RGUs per customer	1.72	1.80	1.90	1.82	1.93
Household penetration(3)	37.5%	37.4%	37.0%	37.2%	37.2%
Average household churn(4)	*	18.2%	14.2%	14.1%	11.6%
Percentage of triple-service subscribers(1)	3.3%	10.4%	16.8%	11.9%	18.9%
Percentage of dual or triple-service subscribers(1)	69.0%	69.9%	73.1%	70.2%	74.1%
Average monthly revenue per subscriber(5)	£40.03	£41.80	£43.42	£41.83	£45.05

Cable Television
Cable television subscribers – analog	617,958	436,339	284,191	386,239	256,038
Cable television subscribers – digital	723,826	857,472	987,873	887,306	1,029,759
Total cable television subscribers	1,341,784	1,293,811	1,272,064	1,273,545	1,285,797
Penetration(6)	28.5%	27.5%	27.2%	27.2%	27.5%
Average subscriber churn rate(7)	18.7%	21.5%	17.6%	18.6%	14.4%
Average monthly revenue per subscriber(8)	£20.75	£20.82	£20.87	£20.50	£21.18

Residential Telephony
3-2-1 subscribers	1,461,243	1,253,662	1,144,474	1,219,986	1,130,171
Talk subscribers(9)	154,566	360,662	455,559	381,620	481,976
Total residential telephony subscribers	1,615,809	1,614,324	1,600,033	1,601,606	1,612,147
Residential telephony penetration(10)	34.3%	34.4%	34.3%	34.2%	34.5%
Residential telephone lines	1,762,312	1,717,191	1,675,854	1,696,483	1,683,281
Second lines penetration	9.1%	6.4%	4.7%	5.9%	4.4%
Average subscriber churn rate(11)	16.5%	17.3%	13.7%	14.1%	11.7%
Average monthly revenue per line(12)	£22.79	£23.16	£23.02	£22.49	£23.14
Average monthly revenue per subscriber(13)	£25.09	£24.92	£24.29	£23.88	£24.20

Internet Subscribers
Blueyonder broadband	85,122	262,219	414,609	299,221	465,296
Blueyonder SurfUnlimited	184,034	193,201	184,009	199,774	177,250
Blueyonder pay-as-you-go	119,295	85,025	49,368	72,481	50,953
Total internet subscribers	388,451	540,445	647,986	571,476	693,499

Blueyonder Broadband
Average subscriber churn rate(14)	7.5%	12.4%	13.3%	12.1%	12.0%
Average monthly revenue per subscriber(15)	£25.21	£25.12	£22.72	£22.50	£22.57

Business Sales Division
Business customer accounts	72,934	73,746	69,269	72,662	67,411
Average annualized revenue per customer account(16)	£3,137	£3,114	£3,227	£3,134	£3,260

CONTENT SEGMENT
Pay multi-channel subscribers(17)	10,504,118	9,764,233	10,360,056	9,916,011	10,443,301
Flextech share of basic viewing(18)	20.4%	20.4%	19.3%	18.8%	20.4%
Share of total television advertising revenues(19)	3.0%	3.4%	3.9%	3.9%	4.5%

*	Data not available.

Notes:

(1)	Dual-service subscribers are those subscribers who take two of our cable television, residential telephony and broadband internet services; triple-service subscribers are those subscribers who take all three of these services; and dual or triple-service subscribers are those subscribers who take two or all three of these services.
(2)	Revenue generating units or “RGUs” represent the total aggregate subscribers to our broadband, telephony and television services (e.g., a single triple-service subscriber would equal three RGUs). This definition is in accordance with the National Cable & Telecommunications Association (NCTA) reporting guidelines. Dial-up internet subscribers, second telephone lines and additional TV outlets are not included although they are revenue generating for us.
(3)	Household penetration describes the percentage of those homes passed and marketed that take one or more of our cable television, residential telephony or internet services.
(4)	Average household churn rate for a twelve-month period is calculated on a rolling twelve-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during that period, divided by (ii) the average number of residential subscribers in that period. Average household churn rate for a three-month period represents four times the total number of subscribers who disconnected during that period divided by the average number of subscribers in that period. Subscribers who move premises within Telewest’s addressable areas and retain Telewest’s services are excluded from these churn calculations.
(5)	Average monthly revenue per subscriber (often referred to as “ARPU” or “Average Revenue per User”) represents (i) the average monthly revenue of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.
(6)	Cable television penetration at a specified date represents (i) the total number of cable television subscribers at that date, divided by (ii) the total number of homes passed and marketed for cable television at that date.
(7)	Average cable television subscriber churn rate for a twelve-month period is calculated on a rolling twelve-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during that period, divided by (ii) the average number of cable television subscribers in that period. Average cable television subscriber churn rate for a three-month period represents four times the total number of television subscribers who disconnected during that period divided by the average number of subscribers in that period. Subscribers who move premises within Telewest’s addressable areas and retain Telewest’s services are excluded from these churn calculations.
(8)	Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for that period, divided by (ii) the average number of cable television subscribers in that period.
(9)	Includes subscribers to our Talk Unlimited, Talk International and Talk Evenings and Weekends flat rate telephony services.
(10)	Residential telephony penetration at a specified date represents (i) the total number of residential cable telephony subscribers at that date divided by (ii) the total number of homes passed and marketed for residential cable telephony at that date.
(11)	Average residential telephony subscriber churn rate for a twelve-month period is calculated on a rolling twelve-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during that period, divided by (ii) the average number of residential cable telephony subscribers in that period. Average residential telephony subscriber churn rate for a three-month period represents four times the total number of telephony subscribers who disconnected during that period divided by the average number of subscribers in that period. Subscribers who move premises within Telewest’s addressable areas and retain Telewest’s services are excluded from these churn calculations.
(12)	Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony lines in that period.
(13)	Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony subscribers in that period.
(14)	Average blueyonder broadband internet subscriber churn rate for a twelve-month period is calculated on a rolling twelve-month basis and represents (i) the total number of blueyonder broadband internet subscribers who terminated their services or whose services were terminated during that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period. Average blueyonder broadband internet subscriber churn rate for a three-month period represents four times the total number of broadband internet subscribers who disconnected during that period divided by the average number of subscribers in that period. Subscribers who move premises within Telewest’s addressable areas and retain Telewest’s services are excluded from these churn calculations.
(15)	Average monthly revenue per blueyonder broadband internet subscriber for each period represents (i) the average monthly blueyonder broadband internet revenue for that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.
(16)	Average annualized revenue per customer account represents (i) the average monthly business sales division revenue (excluding revenues from carrier services unit) for the 12 months to the end of that period, divided by (ii) the average number of business sales division customers in that period, and (iii) multiplied by 12 months.
(17)	Pay multi-channel subscribers represents the number of pay multi-channel subscribers as at the end of the last month of the period.
(18)	Basic viewing over 24 hours in pay-television homes.
(19)	Includes the advertising revenue of the companies comprising UKTV.

CABLE SEGMENT

Consumer Sales Division

Our consumer sales division encompasses residential cable television, telephony and internet services. We market all of our residential services under the “Telewest Broadband” name. In line with our current long-range plan, the focus of the consumer sales division has shifted from acquiring the greatest possible number of customers to acquiring and retaining profitable customers, increasing average revenue per user and reducing churn.

Our intention is to focus on providing core bundled products (cable television, telephony and broadband internet) to drive the number of dual and “triple play” customers. Dual play customers are customers who subscribe to two of our three residential services (cable television, telephony and internet services) and “triple play” customers are customers who subscribe to cable television, telephony and internet services.

As part of this strategy we implemented a new pricing policy for all of our products and services, including our digital television services. The new pricing policy is intended to:

•	increase average revenue per user;

•	drive our “triple play” customer base;

•	increase free cash flow;

•	emphasize product offerings where we have a competitive edge; and

•	ensure that we sell only profitable product combinations.

In accordance with our strategy to acquire and retain the most profitable customers, we have an up-front payment system for all new customers which can be offset against any installation fee or subscription fee which filters out subscribers who receive our services but fail to pay for them.

As at March 31, 2004, we had approximately 330,000 “triple play” customers subscribing to broadband internet, telephony and cable television services. These “triple play” customers accounted for nearly 18.9% of our customer base. This “triple play” base, which represents our most profitable customer segment, has increased rapidly and is a result of our strategy to be a leader in broadband services and to target profitable customers.

Cable Television

Our cable television services provide a wide range of programming over our digital and analog television platforms, including news and information, general interest, business, children’s, international, music and sports programming. We obtain some of our programming from Flextech (our content segment) and the balance from a variety of sources, including BSkyB, terrestrial broadcasters and other programming suppliers.

We offer multi-channel analog and digital television services in all of the areas in which we operate, except for certain of the areas covered by Eurobell South-East and Cabletime, where we currently offer only our analog service. We are currently beginning to upgrade these areas, including Birmingham where we have approximately 60,000 Cabletime homes, so that we can deliver digital television and broadband internet services. When most of our existing customers have migrated from analog to digital services, we expect to phase out our analog service.

Cable television is the product with the highest up-front investment, principally as a result of the provision of free set-top boxes to new subscribers. It is also the service with the lowest margins. As a result, our focus is on acquiring profitable, higher margin television customers rather than overall subscriber growth. We therefore raised prices earlier this year, with the largest increases falling on our least profitable customers, those subscribing to our entry-level cable television package.

As at March 31, 2004, Telewest had approximately 1.3 million cable television subscribers.

Digital Television Services

Our digital television services consist of a wide array of television and radio channels, pay-per-view films, interactive services, including enhanced “red-button” functionality, and television e-mail. As at March 31, 2004, we had an installed base of approximately 1.0 million digital television subscribers representing approximately 80.0% of our total cable television subscriber base. Our digital television services allow greater customer choice than our analog services and include interactive services and an electronic program guide.

In 2002, we installed Liberate 1.2 software across our digital television platform. The software provides our digital cable customers with a range of interactive “red button” services, which are interlinked in real time to enabled television programs and include additional program information, shopping and games.

We offer combined digital television and telephony packages, to which one or more premium channels (e.g., movie and sport channels) may be added for an additional monthly fee. All of our digital television customers can also purchase pay-per-view films provided by Front Row, a joint venture that we own jointly with NTL Incorporated. Digital television customers can also purchase pay-per-view Barclaycard FA Premier League football matches, “Sky Box Office” events and adult-content programming.

In order to enhance the attractiveness of our basic cable television packages, we have introduced new channels to our “Essential” and “Starter Packages” packages. These packages accounted for approximately 39.0% and 18.7%, respectively, of our digital TV base at March 31, 2004. These packages are not available to new stand-alone cable television subscribers. Customers who wish to subscribe to cable television on a stand-alone basis must now subscribe to “Supreme,” our top-tier basic package.

In March 2003, by agreement with BSkyB, we began to provide digital television subscribers with “Sky Multiplex”, comprising nine movie channels. During the year ended December 31, 2003, we launched nine new basic entertainment channels.

Analog Television Services

We offer our customers more than 30 basic channels and nine premium channels as part of our stand-alone and combined analog service offerings. Some of our channels operate throughout the day and others operate for only part of the day and share a channel position. When most of our existing customers have migrated from analog to digital services, we expect to phase out our analog services.

Cable Telephony

We offer a wide range of high-quality telephony services to our residential customers. We enhance our basic residential telephony service by offering additional services, such as call waiting, call barring (which prevents unauthorized outgoing calls), call diversion (call forwarding), three-way calling, advanced voicemail, caller line identification and fully itemized monthly billing.

We offer “Talk Unlimited” as a stand-alone product or combined with pay-television packages. Talk Unlimited is a fixed-fee residential telephony package with unlimited local and national calls, excluding calls to non-geographic, premium rate and mobile telephone numbers. As at March 31, 2004, we had approximately 353,000 standard Talk Unlimited subscribers accounting for approximately 21.9% of all of our residential telephony subscribers.

At the beginning of 2003, we expanded our fixed-fee telephony services by launching “Talk Evenings and Weekends”, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the United Kingdom (including line rental) for a flat monthly rate. In March 2003, we also introduced “Talk International,” which offers reduced rates to all international destinations for Talk Unlimited and Talk Evenings and Weekends customers for a flat monthly rate (currently £3.00). As at March 31, 2004, we had approximately 129,000 Talk Evenings and Weekends subscribers. Total subscribers to our “Talk” services at March 31, 2004, therefore, amounted to approximately 482,000, or approximately 30% of our total telephony subscribers at that date, of which approximately 37,000 subscribers take the additional Talk International service. We are also improving the value for our telephony consumers by offering free voicemail.

Internet Services

High-speed Internet Service (blueyonder broadband)

In March 2000, we launched “blueyonder broadband,” our high-speed internet service. Using our national network and our interactive services platform, blueyonder broadband offers high-speed access to the internet.

Customers access this service via cable modems linked to personal computers, via wired connections to modems in digital television set-top boxes or by a wireless connection and have unlimited and continuous access to internet content for a monthly subscription fee. As at March 31, 2004, we had approximately 465,000 blueyonder broadband internet subscribers.

In June 2002, we launched our 1Mb blueyonder broadband internet residential internet service. This service offers a continuous cable connection to the internet and enables our customers to download music and software more quickly than is possible with the standard blueyonder broadband 512Kb internet service, share larger files and benefit from enhanced full-screen video and audio streaming. As at March 31, 2004, we had approximately 39,000 subscribers (representing approximately 8% of our broadband subscriber base) to our 1Mb service. On May 12, 2003, we announced the launch of a 2Mb blueyonder broadband residential internet service following a successful trial with 1,500 customers. As at March 31, 2004, we had approximately 8,000 subscribers (representing approximately 1.7% of our broadband subscriber base) to our 2Mb service. The 2Mb service is approximately 40 times faster than traditional dial-up internet services and two times faster than the fastest consumer services offered by AOL, Wanadoo (formerly Freeserve) and BT (1Mb).

In order to strengthen our market position in the broadband internet market, we have recently launched a 256Kb service. In addition, we recently increased the speed of each of our 512Kb, 1Mb and 2Mb blueyonder broadband products by approximately 50% (i.e., to 750Kb, 1.5Mb and 3Mb, respectively). These upgrades were available to new and existing subscribers by the end of May 2004 and did not involve any price increase.

Blueyonder broadband internet is successful in attracting new customers to our services. For example, in the three months ended March 31, 2004, approximately 34% of blueyonder broadband internet installations were for subscribers new to our services.

We recently launched a self-installation option for blueyonder broadband internet service, available to existing digital television subscribers, making it the lowest permanent entry price to broadband internet in the United Kingdom. The new self-installation packs are available to our approximately 1,030,000 existing digital TV subscribers and make use of cable modems embedded in set-top boxes. Self-installation is more convenient for some customers and improves cost efficiency as fewer visits to customer premises are required, and fewer stand-alone cable modems are needed. We also launched a wireless self-installation pack on August 6, 2003.

Blueyonder broadband internet service is now available to all of our subscribers, except certain parts of Eurobell South-East and Cabletime coverage areas. We are currently beginning to upgrade these areas, and have completed our upgrade in Birmingham, where we have approximately 60,000 Cabletime homes, so that we can deliver digital television and broadband internet services.

Together with our dial-up internet services, described below, we had approximately 693,000 internet subscribers as at March 31, 2004.

Dial-up Internet Services

We also provide unmetered internet access for a flat fee under the brand name “SurfUnlimited.” As at March 31, 2004, we provided internet access to approximately 228,000 residential customers through our “SurfUnlimited” and pay-as-you-go internet services. SurfUnlimited introduces subscribers to a reliable fixed-fee unmetered service.

Sales and Marketing

Our sales divisions each have separate sales and marketing teams. We market all of our residential services under the “Telewest Broadband” brand name. In the consumer sales division, our marketing strategy is designed to acquire higher-margin customers and increase average revenue per user while lowering selling costs. We rely primarily on integrated marketing campaigns, which combine radio, newspaper and poster advertising with telemarketing, direct mail and retail sales.

Customer Service

We have experienced rapid growth and development in a relatively short period of time, both in the nature of the services we offer and in the number of subscribers for those services. This growth has challenged our ability to provide uniform customer service across our customer base and to integrate training and operations support systems, such as billing and accounts receivable functions, across our business.

Customer service, however, remains a prime focus for us. As at March 31, 2004, we employed approximately 1,900 full-time equivalent staff in customer service roles after consolidation of our twelve customer service centers into six. We now have a dedicated customer service center to deal with all billing and collection operations and we have improved our billing procedures by introducing a single bill, combining charges for all products and services, and “E-billing,” which enables customers to elect to receive their bills electronically.

On March 31, 2003, we opened a dedicated “National Movers Center” to improve the customer service provided to those customers who move house within our franchise area and to increase take-up of our products and services by people moving into pre-wired homes.

Business Sales Division

Markets and Products

Our business sales division, which operates under the “Telewest Business” brand, is focused on the delivery of business communications solutions through an effective combination of voice, data and managed solutions services. Our local network infrastructure and our national network allow us to offer a wide range of advanced communications services to businesses. Our main customers range from SMEs to larger targeted corporations and public sector organizations.

We believe that the business market, in particular multi-site organizations in the private and public sectors, represents an attractive opportunity because these organizations have complex requirements for communications services and the core capabilities of our network enable us to provide an array of managed network services, such as advanced telephony, private networks and virtual private networks, to meet those requirements. In particular, these organizations:

•	have an increasing demand for bandwidth;

•	account for a significant percentage of the total UK business telecommunications spending; and

•	make buying decisions and need technical support locally.

Our business services range from simple voice and point-to-point private circuits to more specialized products including hybrid managed Centrex and our “IP Virtual Private Networks.” These advanced products enable customers to integrate voice, data and video transmission over a single network.

Our carrier services unit offers managed services to telecommunications operators and internet service providers, as well as the use of our fiber-optic national network for the handling of voice and data communications. This exploits our fixed network investment by providing additional revenues from the operations of other carriers. The carrier services unit also focuses on strategic partnerships with larger carriers, such as UK mobile telephone operators.

Sales and Marketing

Our business sales division is positioned as a high-quality, price-competitive solutions provider and employs direct sales forces with specialist knowledge and experience within each of our target customer areas (i.e., SMEs, larger corporations, travel and public sector) and an understanding of the particular challenges and needs of each target area. Complex solutions are designed by our “Business Solutions Consultants,” who are experts in the latest technologies and their applications.

We also employ our own telemarketing team to provide follow-up calls to our marketing campaigns. This team operates within our marketing communications group. The leads generated are passed through to the sales force.

For existing customers, our business account managers and service managers contact each major customer regularly to ensure service satisfaction and to market additional services appropriate for that customer.

Customer Service

A consistently high quality of service is central to the provision of services by Telewest Business from initial consultancy and advice to sales support and aftercare. Business customers require specialized customer service. This is provided through two dedicated call centers that provide specialized fault-handling and resolution services.

CONTENT SEGMENT

Content Segment (Flextech)

Our content segment, Flextech, is primarily engaged in the supply of basic television channels and related services to the UK pay-television broadcasting market.

Flextech, together with the companies that comprise UKTV, Telewest’s joint ventures with BBC Worldwide, is the largest supplier of basic (i.e., non-premium) thematic channels to the UK pay-television broadcasting market, supplying approximately 20.4% of the UK’s basic viewing in multi-channel television homes in the three-month period ended March 31, 2004. Flextech has four wholly owned pay channels: Living TV, Bravo, Trouble and Challenge TV and is also BBC Worldwide’s equal partner in UKTV, which currently has seven pay channels: UKTV Gold, UKTV G2, UKTV Style, UKTV Documentary, UKTV People, UKTV Drama and UKTV Food. Flextech also owns three multiplexed channels (Living TV +1, Bravo +1 and Trouble Reload) and has an interest in four multiplexed channels operated by UKTV: UKTV Gold + 1, UKTV Style + 1, UKTV Documentary + 1 and UKTV Food + 1. Each of the Flextech and UKTV multiplexed channels air programming otherwise available on the channel from which they are derived (e.g., Living TV + 1 is derived from Living TV) at different broadcast times.

Depending upon the distribution agreement with the platform operator and the package chosen by the customer, our wholly owned and UKTV channels are available on our own analog and digital platforms, BSkyB’s digital platform or NTL Incorporated’s analog and digital platforms. These channels generate revenue based on the number of customers subscribing to programming packages carried by the relevant platform operators. Further revenues are generated by the sale of airtime and sponsorship to advertisers and advertising agencies by Flextech’s advertising sales department. Flextech and UKTV are also represented on Freeview, the free-to-air digital terrestrial television platform launched by the BBC, BSkyB and Crown Castle International on October 30, 2002. In October 2002, UKTV launched the UKTV History channel and in January 2003, Flextech launched Ftn and UKTV launched UKTV Bright Ideas. All three channels are available on all multi-channel platforms. Ftn and UKTV Bright Ideas are separate channels with distinct offerings which operate within one of the twenty-four hour general entertainment slots available on Freeview. UKTV History, UKTV Bright Ideas and Ftn are solely reliant on advertising revenues. On January 28, 2004, UKTV also launched UKTV History + 1, a multiplexed channel available on satellite and Telewest cable.

Flextech, together with UKTV, intends to become a significant force in multi-channel television by leveraging our relationship with the BBC, through UKTV, and by targeting niche markets with our wholly owned channels and UKTV channels.

Sources of Supply

Programming

We obtain our programming content through Flextech, UKTV and other programming suppliers, such as BSkyB. Our contracts with programming suppliers generally run from twelve months to four years. In general, we pay for our basic programming based on the number of customers subscribing to a particular channel. Some of our programming contracts also provide volume discounts that reduce per-subscriber charges as the number of customers subscribing to a channel increases.

We obtain a significant amount of our premium programming and some of our basic programming under various arrangements with BSkyB, the exclusive supplier of most significant premium programming in the United Kingdom. BSkyB’s general entertainment, premium sports and movie programming is generally popular in the United Kingdom and is important in terms of attracting and retaining cable television customers. We currently purchase premium programming from BSkyB pursuant to an industry rate card. The industry rate card sets out the pricing for the supply of programming by BSkyB to UK cable operators that do not have separate agreements with BSkyB.

Our other significant suppliers include Viacom, Discovery and Turner (Time Warner).

Services and Equipment

We obtain services and equipment for the construction and operation of our cable systems from numerous independent suppliers. We believe that we can purchase substantially all of the services and equipment we need to operate our business from more than one source. However, if the supplier of a product that involves significant lead time for production and delivery were unwilling or unable to supply it, we could suffer disruptions in the operation of our business, which could have an adverse effect on our results. We own almost all of the cable network equipment utilized on our network other than our digital telephony switches, which are leased under finance leases from, among others, Export Development Canada and subsidiaries of The Royal Bank of Scotland plc.

Our Networks

Our network, which consists of approximately 65,000 kilometers of fiber and coaxial cable, as well as high-capacity electronics equipment, consists of three parts:

•	local distribution networks located in each area in which we operate;

•	a national network, which links all of our local distribution networks; and

•	a broadband IP services platform, which overlays the national network and provides the backbone for our interactive digital and high-speed internet services.

Local Distribution Networks

Our local distribution networks are vital to the provision of our broadband and cable telephony services.

Broadband

We provide broadband services using hybrid fiber-coaxial network architecture. Analog television signals are received at regional headends either from satellite or terrestrial antennas, and digital television signals are received from our national digital headend. Both are then transmitted via the local distribution networks. Our networks use multiple fiber-optic cables to transmit signals from the regional headends to fiber nodes dedicated to small clusters of about 500 homes, at which point we use high-bandwidth coaxial cable to distribute the signals to individual residential subscribers. Our network has a high bandwidth (typically 750MHz) and is capable of two-way, high-speed data transfer.

In the United Kingdom, cable operators generally have been required to install cable underground. Our network architecture is particularly suited to this environment because it is essentially service transparent, thereby allowing future service upgrades to be implemented (within current bandwidth constraints) primarily at the headend and/or customer premises, without the need for extensive, expensive and time-consuming upgrading of the underground network. For example, our digital television and high-speed internet services were introduced primarily through changes to headend and customer premises equipment, rather than changes to the underground network.

Cable Telephony

We provide telephony services using an “overlay” distribution network, which shares the same physical underground infrastructure as the broadband hybrid fiber-coaxial network and is connected to digital switches that have been installed in each of the areas in which we operate. The switches enable us to complete, within our own networks, local calls between our customers. They also provide us with flexibility in selecting interconnection carriers for calls that terminate outside our networks. The digital switches also enable us to gather information about customer calling patterns, which can be used to structure customized call pricing plans and discount programs, and to monitor fraud by identifying unusual or excessive call activity at an early stage. As well as offering basic telephony services, the switches support enhanced calling features and complex services for businesses, including Centrex and ISDN services.

Digital telephony signals typically are transmitted using synchronous digital hierarchy, or SDH, over fiber-optic cable to a 500-home node, at which point the signal is converted to a conventional telephony signal and distributed to customers over twisted copper pairs. In addition, direct fiber connections can be made to businesses to deliver a wide range of higher-capacity data services.

Throughout most of the areas in which we operate, both the hybrid fiber-coaxial and overlay networks have been built to enable delivery of both broadband and telephony services to customers.

Our overlay distribution network also enables us to provide businesses with a variety of data services ranging from private circuits to managed-fiber networks.

Our National Network

Our national network links all of our areas of operation and consists of approximately 6,300 kilometers of high-capacity, multi-fiber-optic cable, as well as fully resilient state-of-the-art SDH which allows for the efficient delivery of data across fiber-optic networks.

We use our national network in a number of ways. Each of our telephony switches is linked through the network, allowing a greater proportion of calls to remain solely within our network, thereby saving on interconnection costs. The network is also used to distribute all of our digital and analog television channels from our national headend in Knowsley to each of our areas of operation.

In common with all other UK telecommunications operators, a part of our fiber-optic cable (making up the national network) is owned by other licensed operators and is leased to us on an “indefeasible rights of use” basis. These indefeasible rights of use have, in some cases, unexpired terms of up to 25 years before we are able to acquire ownership of the fiber or duct outright.

IP Network

In 1999, we augmented the national network with a national Internet Protocol, or IP, network and commenced deployment of a broadband IP services platform, which has now been completed. The IP network consists of 54 high-capacity IP routers located in our existing facilities. This network provides the backbone for our interactive digital television services as well as our high-speed internet services. The network is also used to deliver a range of IP virtual private network based data services to business customers.

The broadband IP services platform has been deployed in parallel with our digital television and high-speed internet services. This platform consists of a range of application servers, application software and customer premises equipment such as our digital set-top boxes and cable modems.

Intellectual Property

We do not own any material copyrights, patents or trademarks, other than the Telewest brand name, certain television channel brand names and certain programming content. We do not believe that the ownership of copyrights, patents or trademarks, other than the Telewest brand name and these television channel brand names, is material to our business. We rely on a number of third-party copyrights, patents and trademarks for applications relating to billing, customer management and the delivery of services over our networks. We also obtain television programming content from third parties.

Research and Development

Our research and development is focused on evaluating changes in technology that could affect our television, telephony and internet services. Our research and development expenditures, however, do not represent a material cost.

Employees

The weighted average number of our employees during the financial years ended December 31, 2001, 2002 and 2003 respectively, analyzed by category, were as follows:

	2001	2002	2003
Sales and customer services	5,160	4,802	4,457
Construction and operations	3,756	3,587	3,222
Administration	1,745	1,537	1,432

Total	10,661	9,926	9,111

The weighted average number of persons employed during a year is calculated by averaging the number of persons employed at the end of each of the twelve months within that period.

In May 2003, a ballot was held to consider whether certain field operations staff should, in the future, be represented by the Communication Workers Union, or CWU. The vote was carried in favor of membership and as a result we signed an agreement with the CWU on June 16, 2003 which became fully binding on both parties in September 2003. Approximately 1,200 field operations staff are covered by the agreement. Except for this arrangement, none of our employees are covered by collective bargaining agreements. We believe that our relationship with our employees is good.

Seasonality

Although there is limited seasonal fluctuation in the demand for our services, some services are subject to seasonal fluctuation. Telephone usage, for example, generally decreases during the summer due to the summer holidays and as a result of customer moves.

Competition

Our broadband products and services compete with those of a wide range of companies that use a variety of sophisticated and rapidly changing technologies. We face strong competition in all of the markets in which we operate.

Cable Television

We compete directly with terrestrial television (over-the-air broadcast television) services, direct-to-home, or DTH, digital satellite services, such as BSkyB, and digital terrestrial service providers, such as Freeview. Our programming, particularly our pay-per-view programming, also competes with other forms of purchased and rented home entertainment, including video and DVD.

The principal competitors of our cable television business are as follows:

Terrestrial Television Services

Analog terrestrial television viewing in the United Kingdom has long been one of the most popular forms of entertainment, and daily viewing time in the United Kingdom has been among the highest in the world. Although the five free-to-air analog terrestrial television channels in the United Kingdom are generally perceived as providing high-quality programming, we believe that many viewers have a desire for a wider variety of television programming. We believe that acceptance of alternative programming, together with the relatively high penetration of DTH satellite services and digital terrestrial television, demonstrates a willingness by many consumers in the United Kingdom to pay for additional programming.

Digital Television Services

Competition in the pay-television market has dramatically increased since the launch by BSkyB and ITV Digital of their respective DTH satellite and digital terrestrial television services in October 1998 and November 1998, respectively. ITV Digital has now ceased operations and has been effectively replaced by Freeview. Competition in this market was further enhanced by offers of free set-top boxes from BSkyB and its offer to bundle free internet access and discounted indirect telephony access with its digital television service.

DTH Satellite

BSkyB is the sole distributor of pay-satellite television programming in the United Kingdom and is our principal competitor in the UK pay-television broadcasting market as well as one of our most important sources of programming. BSkyB currently offers its DTH satellite service customers pay-per-view services throughout the United Kingdom, including in the areas in which we operate. As at March 31, 2004, BSkyB claimed to have approximately 7.0 million digital television subscribers in the U.K. The size of its customer base allows it to purchase programming from third parties under advantageous terms and to distribute that programming and its own premium and basic programming to its subscribers at prices that may be less than the prices that we charge our subscribers for programming.

Telewest continues to buy BSkyB wholesale premium content on the basis of an industry ratecard. There is no contractual agreement with BSkyB for the provision of such content. We are aware of BSkyB’s continued efforts to impose terms and conditions, via a ratecard annex/annexes to the provision of such channels on a wholesale basis. Some of these relate to the supply of BSkyB premium channels via our analogue and digital system and include terms associated with security of supply and piracy. We have not yet agreed to the same conditions.

BSkyB has launched “Sky+”, a personal video recorder product that allows television viewers to “time-shift” programming. We currently do not market a product that is comparable to Sky+. Competition from Sky+ could adversely affect our business.

Digital Terrestrial Television

Freeview, a free-to-air digital television service, was launched in October 2002 by a consortium led by the BBC, and also involving BSkyB and Crown Castle. Freeview currently offers approximately 30 free digital television channels, in addition to a number of radio channels, including BBC Three, BBC Four, CBeebies and ITV2 as well as digital versions of the five terrestrial channels. Freeview is generally available to consumers who purchase a set-top box (currently retailing for less than £80) that plugs into an analog television, or had previously purchased a set-top box in order to view programming provided by the now defunct ITV Digital, and also to consumers that own an integrated digital television. The UK government has approved a wide range of additional free-to-view channels that are being produced by the BBC, some of which will be available on our platform. Data released by the Independent Television Commission estimated that as at June 30, 2003, approximately 797,000 set-top boxes had been sold for Freeview, and reached 1,790,000 homes. Competition from Freeview and free-to-view channels could materially adversely affect our business operating results.

Several former BSkyB executives launched a pay-television service, “Top Up TV”, on March 31, 2004, which is available to all consumers who are capable of receiving Freeview. Top Up TV provides approximately 10 channels, including Discovery, E4, UK Gold and Bloomberg, to subscribers for a fee of £7.99 per month.

Interactive Services

There is a small number of service providers that operate pay-per-view-type interactive services on the BT broadband network. If the market develops for these types of interactive services, our business, operating results and financial condition could be materially adversely affected.

New Technologies

There are now a range of service providers using both the BT Asynchronous Digital Subscriber Line, or ADSL, wholesale service and unbundled BT local loop network to provide broadband services to retail customers.

Five mobile telephone networks have been awarded third generation, or 3G, licenses in the United Kingdom. Of these, “3,” operated by Hutchinson 3G Limited, and Vodafone have commercially launched their broadband/3G services. However, it is anticipated that the other mobile networks will do so during 2004 and 2005. This will widen competition in the provision of broadband services.

The UK government is currently considering what steps it will take as part of a decision to switch off the analog terrestrial television transmission within the next decade, which will require a large majority of the UK population to have “migrated” from analog to digital (IDTV) television sets.

Cable Telephony

Competition in both the residential and business telephony markets is increasing, principally as a result of general price competition, the introduction of carrier pre-selection and wholesale line rented, number portability and as a result of the continued growth of mobile operators and mobile telephony as a substitute for fixed-line telephony.

BT, our principal competitor in the residential telephony market, has an established market presence, a fully built network and resources substantially greater than ours. As BT provides, by its own estimates, approximately 73% of all UK fixed voice minutes as of June 30, 2003, our ability to convince consumers to choose our services over those of BT will largely determine our success in the residential telephony market.

Calls to Mobiles

In June 2004, Ofcom concluded that the wholesale call termination/interconnect rates for four UK mobile networks, Vodafone, O2, Orange and T-Mobile, should be reduced. Specifically, Ofcom has decided that: (a) Vodafone and O2’s call termination rates should reduce from around 8 pence per minute to 5.63 pence per minute, and (b) Orange and T-Mobile’s call termination rates should be reduced from around 9.5 pence per minute to 6.31 pence per minute. All four operators will be required to ensure their average charges in the period between the beginning of September 2004 and March 2005 reflect these deductions. Average charges must then remain at that level until March 2006. As at present, mobile operators will be permitted to vary the charges by time of day.

In July 2004, the mobile networks announced call termination rate changes in response to Ofcom’s June statement.

Mobile interconnection costs are significant to our business. We will be exploring options to provide new telephony packages in the light of the mandated reductions in termination charges imposed on the UK mobile operators and any further future reductions.

We believe that price is an important factor influencing UK customers to choose a telephony provider. BT has continued to modify its telephony rate structure by increasing line rental charges, decreasing the costs of its calls and generally moving towards fixed-price, bundled tariffs. Regulatory and competitive pressures may cause BT to reduce its prices further. In particular, the advent of wholesale line rental bundled with carrier pre-selection services, as a result of regulatory obligations imposed by Ofcom, on BT, may intensify the extent of competition faced by us from telephony service providers using BT’s network. In particular, with the introduction of this new bundled BT wholesale product, service providers will be able to take over and manage the entire service and billing relationship with the customer. Although we intend to remain competitive, these developments and changes in BT’s price structure may adversely affect our financial condition and results of operations.

BT is also our principal competitor in business telephony. Business telephony providers compete on price, range and quality of services provided. We expect competition to intensify among existing and new market participants in the voice market, which could affect our ability to compete effectively in the business telephony market.

We also compete for residential and business customers with mobile network operators. Competition from these operators could increase further, particularly if their call charges are reduced further or their service offerings are expanded or improved.

There are now a range of service providers using both the BT ADSL wholesale service and unbundled BT local loop network to provide broadband services to retail customers.

Internet Services

SurfUnlimited, our unmetered dial-up access product, our blueyonder pay-as-you-go dial-up access product, and blueyonder broadband all compete in a rapidly evolving market place and with products and services provided by companies in the telecommunications, information, media, entertainment and advertising fields. These products compete for usage, subscribers, advertising and e-commerce with a variety of companies offering dial-up and high-speed internet services, including AOL, Wanadoo (formerly Freeserve) and BT.

As of April 2004, according to published statistics, 2.45 million broadband internet connections in the United Kingdom were provided with a service via the BT network and other DSL service connections and 1.54 million received cable broadband services from us and NTL Inc.

BT is a significant provider of both retail and wholesale access broadband services in the United Kingdom. BT sells broadband access to retail consumers through “BT Openworld” and “BT Broadband,” both of which provide high-speed internet services based on ADSL technology and operate at speeds comparable to those of our 512Kb blueyonder broadband service. BT Broadband offers retail customers basic broadband internet access without email or content, while BT Openworld bundles basic internet services and content for a single subscription fee. In addition, BT also provides a wide range of internet access packages and payment options. Broadband packages include several types of self-installed products.

In June 2003, BT announced a joint venture with Yahoo Inc. to launch a new broadband internet service to residential consumers. As part of this joint venture, BT Openworld rebranded its consumer offerings as BT Yahoo! In July 2003, BT announced a one-month free broadband line rental offer available from July 1 to September 30, 2003.

On August 29, 2003, BT announced a range of price cuts across its business services portfolio. The new fees were applied to all new customers and existing users on a pro rata basis from September 1. Customers’ quarterly bills will be adjusted accordingly.

In October 2002, BT and BSkyB announced that BSkyB would sell BT broadband services on a promotional basis to BSkyB’s digital television customers. This may adversely affect our efforts to win over BSkyB customers through our ability to offer integrated digital television and broadband packages and could adversely affect our financial condition and results of operations.

Ofcom has mandated that BT offer wholesale access to any high-bandwidth product that it makes available, such as ADSL, and allow unbundled access to its local access loops to those internet service providers that wish to install their own broadband equipment at BT’s local exchanges. As a result, several companies have launched competing ADSL-based high-speed internet services, some of which operate at speeds equal to or in excess of our 512Kb, 1Mb and 2Mb services. The regulation of BT’s wholesale broadband services and unbundled local loop has an effect on our retail broadband services. For example, on July 21, 2003, Ofcom ordered BT to reduce its charges for wholesale unmetered internet access by 17%, backdated to June 2002.

On May 13, 2004, BT announced price reductions for wholesale broadband access. As a result of the reduction to the costs of supplying broadband services, we expect increasing price competition in the broadband internet business.

We do not currently provide our blueyonder internet services on a wholesale basis, but we may do so in the future. NTL announced on December 5, 2002 that it had agreed with AOL Broadband, the broadband division of Time Warner, to deliver AOL’s broadband service on NTL’s cable network. On December 16, 2003, Ofcom issued its final proposals for BT wholesale broadband regulation. These proposals do not currently extend to us, but there can be no assurance that they will not do so in the future. On December 9, 2003, BT announced the launch of a “voice-over-internet protocol” (“voip”) service that could be accessed and used by cable broadband customers. We are currently considering our response to BT’s action.

Content

Flextech (Telewest’s content segment) supplies basic television programming to the UK multi-channel television market and depends largely on subscription and advertising revenues from that television programming.

Flextech’s television programming competes with other broadcasters and may lose audience share, as a result of which its contracts with platform owners (which currently cover all UK digital and analog platforms) may not be renewed or may be renewed on less favorable subscription terms, and its advertising revenues may, as a result, decrease. Economic and market factors may also adversely influence subscription and advertising revenues apart from individual channel performance.

Flextech competes for program rights with broadcasters transmitting similar competitor channels to those owned by Flextech and those in which it has an interest by virtue of the companies comprising UKTV, Flextech’s joint ventures with BBC Worldwide. As a result of this competition for a limited number of well-known program rights, it is possible that the price of these program rights could substantially increase, thereby limiting Flextech’s ability to purchase that programming for transmission on its channels and those of UKTV, or adversely affecting the profitability of its channels.

On October 11, 2002, Carlton Communications plc and Granada plc announced their intention to merge. The proposed merger was subject to a second-phase investigation by the UK Competition Commission. The Secretary of State accepted the Competition Commission’s report and recommendations in full, clearing the merger on October 7, 2003, subject to behavioral remedies which give advertisers, among other things, the option to renew the terms of their 2003 contracts with Granada and/or Carlton without change. This remedy is overseen by the specially appointed Office of the Independent Adjudicator.

We cannot predict the effect that the merger of Carlton and Granada will have on the business of Flextech and UKTV. It is possible that, by combining, Carlton and Granada will be able to defend or increase their share of the UK television advertising market through “air-time bundling” contracts and pricing practices that may adversely affect the business, results of operations and financial condition of Flextech and UKTV.

Business Services

The market for business services, and in particular voice services, remains intensely competitive in the United Kingdom. The nature of the competition varies depending on geography, service offerings and the size of the marketable area. Only BT and NTL, Inc. have both extensive local access networks and national backbone networks. However, as NTL, Inc.’s local networks do not overlap with ours, we do not compete with NTL, Inc. to a material extent. BT is a major competitor in almost all of our market opportunities. Cable and Wireless plc and Energis own national backbone networks and they tend to focus on large enterprise/corporate markets. However, these companies do not own extensive local access networks and generally rely on wholesale arrangements to supply their customers.

COLT Telecom Group plc has an extensive network, particularly in London and also focuses on large enterprise and corporate accounts. We face COLT and other local competitors mainly in the medium to large end of the small-to-medium-size enterprise market and the market for larger corporate accounts and public sector organizations. In addition, for voice services we compete with a number of resellers who purchase wholesale minutes from BT and others and compete aggressively in the retail market.

Although many customers have a dual supplier sourcing policy, competition remains based on price and quality of service. We expect price competition to intensify as existing and new entrants compete aggressively. Most of these competitors have substantial resources and we cannot assure you that these or other competitors will not expand their businesses in our existing markets or that we will be able to compete successfully with them.

Other Broadband Services

A condition has been added to BT’s license that requires it to make its local access loops available as leased circuits to other public telecommunications operators on a wholesale basis, subject to any price regulation by Ofcom are therefore able to upgrade BT’s local access loops to provide higher bandwidth capacity by using ADSL technology at BT’s local exchanges and at customers’ premises. In addition, BT has launched both retail and wholesale ADSL services. BT is also now supplying other operators with high-bandwidth capacity on a wholesale basis. There are currently a small number of service providers that operate types of pay-per-view interactive services on BT’s broadband network. “Broadband services” have been defined by Ofcom as services that deliver data at above 128 Kbps. The availability of ADSL and other local loop broadband technologies will increase the availability of services that compete with our analog and digital television services, our internet services and our interactive services, which may have a material adverse effect on us. In October 2002, BSkyB and BT announced that BSkyB would sell BT broadband services on a promotional basis to BSkyB’s digital television customers. This offer is comprised of a discount to the standard BT broadband retail price plus an initial discount to the customer’s BSkyB bill. This bundled offering of digital television and high-speed broadband internet access may cause us to lose customers which could have a material adverse effect on our business, operating results and financial condition.

Regulatory Matters

Overview

Our principal business activities are regulated and supervised by various governmental bodies in the United Kingdom and by the regulatory initiatives of the European Commission. The principal regulators of the UK cable television and telephony industry are the Office of Communications, or Ofcom, the Office of Fair Trading, the Department of Trade and Industry, and the Department of Culture, Media and Sport.

The Communications Act 2003 was enacted on June 17, 2003 and entered into force on December 29, 2003. This legislation has transferred to Ofcom the regulatory functions of the Director General of Telecommunications, the Office of Telecommunications, the Independent Television Commission, the Broadcasting Standards Commission, the Radio Authority and the Radiocommunications Agency (an executive agency of the Department of Trade and Industry).

UK Regulatory Authorities

Ofcom

Ofcom licenses and regulates the provision of commercial television broadcasting under the Broadcasting Acts of 1990 and 1996. Its functions are, among other things, to grant licenses for television broadcasting activities (including cable television licenses) and to regulate the commercial television sector by issuing codes on programming, advertising and sponsorship, monitoring programming content and enforcing compliance with the Broadcasting Acts and license conditions. Ofcom has the power to vary licenses, impose fines and revoke licenses in the event of a breach of license conditions. It also enforces ownership restrictions on those who hold or may hold an interest in licenses issued under the Broadcasting Act 1990, and is overseeing the introduction of digital television in the United Kingdom.

Ofcom’s functions also include the issuance of market review statements and notifications pursuant to the new Electronic Communications EU Directives (see “—European Directives and Ofcom Consultations,” below) and the Communications Act 2003, imposing regulatory conditions on specific providers, and the monitoring and extension of those conditions as necessary, advising the Secretary of State for Trade and Industry on telecommunications issues, investigating complaints and exercising concurrent jurisdiction with the Office of

Fair Trading under the Competition Act 1998 in respect of telecommunications markets. In exercising its functions, Ofcom has duties to promote the interests of consumers and to maintain and promote effective competition. Ofcom is also required to advise the Secretary of State as to the media public interest considerations in merger cases where the Secretary of State has issued a public interest intervention notice. Any such media public interest issues identified by Ofcom can then be referred by the Secretary of State to the Competition Commission for detailed investigation before the Secretary of State decides to either permit or block the merger on public interest grounds.

The Office of Fair Trading

Under the Competition Act 1998, Ofcom and the Office of Fair Trading share concurrent responsibility for enforcing UK competition law in the telecommunications sector in respect of anti-competitive agreements and abuses of a dominant market position. Ofcom and the Office of Fair Trading have issued a joint guideline (“The Application of the Competition Act in the Telecommunications Sector”) explaining how this concurrent jurisdiction is exercised. That guideline explains how the Competition Act 1998 is enforced in the telecommunications sector, and the relationship between the Competition Act 1998 and the Telecommunications Act.

The Enterprise Act 2002, which entered into force in 2003, established the Office of Fair Trading as a corporate body headed by a chairman, replacing the previous office of the Director General of Fair Trading.

The Department of Trade and Industry

Under the Communications Act 2003, the Secretary of State for Trade and Industry is primarily responsible for overseeing telecommunications policy, such as implementing EU Directives, after consultation with Ofcom. In practice, however, it is the Department of Trade and Industry, as the relevant government department, that fulfills these functions.

Department of Culture, Media and Sport

The Department of Culture, Media and Sport is responsible for, among other things, determining the principles of broadcasting and media ownership policy.

Cable Television Regulation

Broadcast Licenses

Telewest holds two Television Licensable Content Service (TLCS) licenses that enable us to produce local programming, including local advertisements.

The television channels provided by Flextech are regulated under the Communications Act 2003. Flextech provides all of its television channels by telecommunications satellite and by licensable telecommunications networks. Each television channel provided by satellite has its own TLCS license granted by Ofcom (formerly the Independent Television Commission). These television licenses are granted on demand, subject to certain restrictions set out in the Communications Act 2003. There are no positive program obligations in terms of quality or diversity, but it is a condition of each license that the licensed service conforms to the consumer protection requirements and provisions of the Ofcom codes on programming, advertising, sponsorship and advertising breaks.

Ofcom has the power to vary the terms of TLCS licenses but only after the licensee has been given a reasonable opportunity of making representations about any proposed variation and, where the proposal is to vary the license period, only where the licensee has consented to that variation.

Holders of TLCS licenses are required to pay an annual license fee. The fees of the TLCS licenses are related to the scale, scope and revenue-earning capacity of each television service and are based upon revenues from advertising, sponsorship and subscriptions. The tariffs for these licenses have yet to be agreed with Ofcom, and may exceed previous license fee tariffs. The tariffs for TLCS licenses range from 0.0429% to 1.0% of qualifying revenue bands (with a minimum fee of £575) and can be amended by Ofcom. Network and Services administrative charges are payable by all operators such as Telewest with a relevant turnover greater than £5m. Administrative charges are calculated by applying tariffs to the relevant turnover. The current tariff charge is 0.0683%. Electronic Communications Code administrative charges are payable as a one-off charge. This charge is £3,000 per annum. Telewest has seven companies granted powers under the Electronic Communications Code.

Revocation of Television Licensable Content Service Licenses

Ofcom is empowered to revoke TLCS licenses where the licensee fails to comply with its conditions or a direction from Ofcom, in some circumstances on a change of control of a licensee, and to enforce ownership restrictions in the applicable broadcasting law.

TLCS licenses are transferable only with the prior written consent of Ofcom.

Ownership Restrictions

The Communications Act 2003, as amended, also contains specific restrictions on the types of entities that may hold TLCS licenses or interests therein or control the holders of those licenses. That legislation has, however, removed foreign ownership restrictions in the UK media market.

Price Regulation of Cable Television

Cable television pricing in the United Kingdom is not subject to retail pricing restrictions, including price limitations, rate of return assumptions or similar mechanisms of the kind imposed under US cable regulations. Ofcom does not impose retail price regulation on UK cable operators. However, all pay-television services are subject to a “fair and effective competition” condition found in each license issued by the Independent Television Commission (now transferred to Ofcom’s powers) and the application of general competition law and, at the wholesale and retail levels, examination by the Office of Fair Trading.

Regulation of Digital Broadcasting

As well as establishing the Independent Television Commission’s role (now transferred to Ofcom) in licensing and regulating commercial broadcast television services, the Broadcasting Act 1996 introduced provisions for the licensing of digital terrestrial broadcasting (currently provided by Freeview (see “—Competition—Cable Television—Digital Television Services”)), which we believe will increase competition for the cable television service provided by our operating companies.

Inter-operability

We currently comply with mandatory Independent Television Commission (now Ofcom) and EU standards for digital television transmission, but we cannot assure you that our digital television systems will not be adversely affected by future EU Directives or Ofcom requirements on uniform standards.

In December 2001, the European Parliament and the European Council adopted a new Framework Directive, which included an obligation on the Member States, including the United Kingdom, to encourage the use of standards and/or specifications identified by the European Commission needed to encourage the harmonized provision of electronic communications networks and services and associated facilities. The scope of the obligation may extend to inter-operability within the digital television services market, including the area of open standards and applications programming interfaces, and, in particular, digital video broadcasting on a multi-media highway platform which relates to the applications programming interfaces used in digital television apparatus and infrastructure supporting the same. The European Commission has already stated that digital video broadcasting on a multi-media highway platform will be included in the list of standards to be published under the Framework Directive. While our digital apparatus and network are not currently compliant with the digital video broadcasting on a multi-media highway platform standard, compliance with those standards is not currently compulsory at either the UK or EU level. However, the European Commission has the right under the Framework Directive to make the list of standards compulsory where it has not been adequately implemented and the list of standards is necessary to ensure inter-operability and freedom of choice for users. The European Commission is currently consulting on the status of digital inter-operability in 2004, with a view to considering whether any standards in this area should become mandatory.

UK Telecommunications Regulation

General Authorizations

All existing Telecommunications Act licenses were revoked on July 25, 2003 in accordance with the EU Communications Directive. Licenses granted pursuant to the Telecommunications Act were replaced as of that date by a general authorization regime that requires advance notification, the payment of an administration charge and adherence to certain general and specific conditions that replace the obligations in the previous licenses. Under this regime any company can, in principle, operate or provide communications services.

Under the general authorizations regime, we are subject to various conditions and regulations including the provision of emergency services (the UK equivalent of 911 services in the United States). The conditions also contain a number of detailed provisions relating to the technical aspects of our system (for example, numbering, metering and the use of technical interfaces) and the manner in which we conduct our business. We are also subject to the Competition Act 1998 and various terms reflecting the provisions of the European Directive on Access to and Interconnection of Electronic Communications Networks and Services (described below). We are also required to comply with certain codes of practice and to provide information that Ofcom may require to carry out his statutory functions. Furthermore, we have an obligation to provide number portability.

The fees payable to Ofcom are charged annually and are calculated on a proportion of Ofcom’s costs in exercising its duties under the Communications Act 2003. Telecommunications operators such as Telewest must now pay annual fees based on total turnover. If Ofcom’s costs are estimated to be greater than all the fees collected, an extra fee may be levied on all operators. The total fee must not currently exceed 0.0683% of the annual UK turnover of the business attributable to authorized activities.

Service Obligations

A cable operator has no obligation under its various authorizations to provide voice telephony services. Obligations concerning interconnection and price publication may be triggered at any point for the former and for the latter if it is deemed to have “significant market power” and/or is deemed to have “dominance.” We have not received any directions from Ofcom stating that we are considered to have significant market power or dominance, except in the area of wholesale call termination. We, like all operators in the UK, have been determined to have significant market power in wholesale call termination. The effect of this is that we have to offer wholesale call termination rates which are reciprocal to BT’s, as defined by Ofcom.

Installation and Maintenance Obligations

The general authorizations that we operate under provide various rights and obligations with respect to installing and maintaining equipment such as ducts, cables and cabinets on public or private land, including the installation of equipment on public highways. Cable operators also have the benefit of the New Roads and Street Works Act 1991, which provides them with the same rights and responsibilities with respect to construction on public highways as other public utilities. The UK government is considering changes to the legislation that surrounds street works activities and equipment. Those changes may have an adverse effect on us.

Strategic Review of the UK Telecommunications Market

In April 2004, Ofcom launched its initial consultation on the strategic telecommunications review. The three main areas of focus within the paper are: (1) where can regulation be withdrawn, if appropriate, (2) under what regulatory conditions should broadband services and network be developed and continually rolled out, and (3) should there be a structural separation of BT. Ofcom has requested the industry respond in June 2004. Ofcom intends to launch a second stage of consultation later this year.

Wholesale broadband regulation

In May 2004, BT announced significant reductions in its wholesale unbundled local loop charges. In parallel, Ofcom has launched (in May) a review of the unbundled local loop market. It is anticipated that the new unbundled local loop prices will be effective by the end of 2004.

In addition, as of May, Ofcom is consulting on the margin that should be available to third parties between a BT wholesale broadband product and a wholesale broadband product made available to other operators to compete with the former. This proposed margin will be made available via Ofcom mandating a retail – x% price cap on a specific BT wholesale broadband product. The level of “x” is currently being consulted on.

Public service broadcasting review

Ofcom is conducting a 12-month review of public service broadcasting. This will include a detailed analysis of all the UK public service broadcasters (the BBC, ITV1, Channel 4, Five and SC4) and all related television services taken together.

The outcome of the review will influence the outcome of the UK government’s review of the charter governing the establishment, funding and regulation of the BBC.

In April 2004, Ofcom published the first stage of its consultation on the public service broadcasting review. The main issues/questions raised by Ofcom include assessing the value and impact of public service broadcasting and several propositions as to how the future of public service broadcasting can be maintained. Ofcom received industry responses in June 2004. In June 2004, Ofcom also launched a consultation on draft guidance rules as to how network broadcasters, national and regional services and public teletext should comply with their public service remits.

Calls to Mobiles

In June 2004, Ofcom concluded that the wholesale call termination/interconnect rates for four UK mobile networks; Vodafone, O2, Orange and T-Mobile should be reduced. Specifically, Ofcom has decided that: (a) Vodafone and O2’s call termination rates should reduce from around 8 pence per minute to 5.63 pence per minute, and (b) Orange and T-Mobile’s call termination rates should be reduced from around 9.5 pence per minute to 6.31 pence per minute. All four operators will be required to ensure their average charges in the period between the beginning of September 2004 and March 2005 reflect these deductions. Average charges must then remain at that level until March 2006. As at present, mobile operators will be permitted to vary the charges by time of day.

In July, the mobile networks announced call termination rate changes in response to Ofcom’s June statement.

Mobile interconnection costs are significant to our business. We will explore options to provide new telephone packages in the light of any changes to the charges we incur in respect of interconnection/call termination rates that are imposed on the mobile networks.

Our Call Termination and Origination Rates

Since October 2001, we have had a disagreement with BT on the level of call termination payments relevant for inbound geographic calls to our network. This matter was referred to Ofcom in December 2003. On April 16, 2004, Ofcom issued its final decision that we should comply with the industry-wide agreement for such payments. Any amounts due from us to BT will be paid in line with normal interconnect processes. The same amounts have been provisioned for in our accounts since October 2001.

In addition, Ofcom determined in August 2002 that we could set our own call origination rate for non-geographic calls (such as 0800 numbers). As we have failed to reach contractual agreement with BT, this issue has been referred to Ofcom for resolution. Ofcom have yet to confirm that they will intervene in this issue.

Carrier Pre-Select Services

In June Ofcom launched a consultation on a new form of wholesale carrier pre-select service. The service is a refined version of local call interconnect which could deliver significantly greater margins for carrier pre-select customers.

BT is already offering both wholesale carrier pre-select services and wholesale line rental. Re-sellers use both these wholesale services to serve customers on the BT network.

Call Origination and Number Translation Services

In July Ofcom notified the industry of its intention to launch a review of the regulatory regime for number translation services.

European Directives and Ofcom Consultations

The United Kingdom is a Member State of the European Union. As such, it is required to enact national legislation that implements EU Directives. As a result, we are subject to regulation initiated at the EU level.

A series of Directives has revised the regulatory regime concerning communications services across the European Union. They include the following:

•	Directive 02/21/EC for a New Regulatory Framework for Electronic Communications Networks and Services (referred to as the Framework Directive);

•	Directive 02/20/EC on the Authorization of Electronic Communications Networks and Services;

•	Directive 02/19/EC on Access to and Interconnection of Electronic Communications Networks and Services (referred to as the Access Directive); and

•	Directive 02/22/EC on Universal Services and Users’ Rights relating to Electronic Networks and Services (referred to as the Universal Services Directive).

These new Directives have been implemented in the United Kingdom as of July 25, 2003, primarily by the Communications Act 2003. As part of the implementation of the new Directives, the UK Office of Telecommunications, (whose functions are now carried out by Ofcom) has, among other reviews and consultations, undertaken and concluded several market reviews.

We do not expect any material changes to our operations as a result of the implementation of the new Directives and the Communications Act 2003. Indeed, in some areas, the implementation of the new legislation is expected to reduce the regulation of our operations.

Environmental Regulations and Equipment

We are subject to environmental regulations and legislation with respect to energy, emissions and waste in the ordinary course of our business.

We are committed to developing and maintaining good environmental standards across all facets of our business. Our Environmental Management Committee, which was established in late 2001, meets on a regular basis and is responsible for monitoring our environmental performance and for setting targets for improvement.

The committee’s primary objective is to rationalize our data gathering methods across the group. As a business, we are targeting a reduction in our overall adverse environmental impacts through 2004 in line with our corporate restructuring program. Specifically, fewer staff, fewer buildings, reduced fault rates favorably impacting the number of engineer call-outs, web-based self-service ordering and exciting new product innovations such as “self-install” broadband internet will all positively drive our environmental performance.

The costs associated with complying with environmental regulations and legislation are not material to the business, capital expenditures, earnings or competitive position of us or our subsidiaries.

Legal Proceedings

Other than as set forth below, neither we nor any of our subsidiaries is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against them that may have, or have had during the past twelve months, a significant effect on our and our subsidiaries’ financial position.

VAT Dispute

A dispute between Telewest Communications Group Limited, Telewest Communications (Publications) Limited and the Commissioners of Customs and Excise over the VAT status of Cable Guide and Zap magazines was heard between October 21 and October 25, 2002 before the VAT and Duties Tribunal, in respect of which judgment was passed down on January 21, 2003, which resulted in the provision of £16 million against revenue in Telewest’s consolidated financial statements. The exceptional item arose in respect of VAT payable in the period from January 2000 to July 2002. Telewest’s magazines have since ceased publication. Therefore, the exceptional item represents the full extent of Telewest’s VAT liability in respect of its magazine operations. The VAT tribunal held that Telewest’s arrangements to protect the zero-rated VAT status of Cable Guide and Zap magazines could, in principle, be effective in creating a separate supply by Telewest Communications (Publications) Limited, which was not ancillary to the supply of pay-television services. However, in practice, the steps taken by Telewest were held to be insufficient to make the arrangements effective. Telewest Communications appealed this decision in the High Court in November 2003. The appeal was unsuccessful and Telewest Communications has submitted a further appeal against the High Court’s decision which is expected to be heard in the week commencing November 8, 2004.

Property, Plant and Equipment

Our headquarters are located in Woking, Surrey. We also utilize numerous offices, technical facilities, warehouses and customer service centers in our franchise areas. As of December 31, 2003, we owned and leased an aggregate of approximately 1,795,000 square feet (approximately 1,575,000 square feet of which was owned or occupied pursuant to long-term leases, and approximately 220,000 square feet of which was otherwise leased). In November 2002, a property rationalization program was commenced following a reduction in headcount during that year. We continue to reassess the square footage that it currently occupies. 16 properties have been closed and 18 have been disposed of or surrendered since December 31, 2002. We believe that our current properties are adequate for our current needs and additional space can be obtained on reasonable terms to accommodate future growth, if needed.

Details of our principal premises, all of which are located in the United Kingdom, are summarized below:

•    Freehold Properties, all of which are used in connection with our cable segment.

Location	Current Use
Knowsley, Merseyside	Group data center, digital headend, technical center and call center
Almondsbury, Bristol	Office and technical facility
Staverton, Cheltenham	Offices, stores and technical facility
Croydon, Surrey	Offices and technical facilities

•    Leasehold Properties, all of which are used in connection with Telewest’s cable segment, except the Great Portland Street and Stephen Street offices in London, which are also used in the content segment.

Location	Current Use
Edinburgh	Call center and technical facility
Basildon	Call center, offices and technical facility
London – Stephen Street	Offices
Sheffield	Call center
London – Great Portland Street	Offices
Liverpool – Albert Dock	Call center
Woking, Surrey	Corporate headquarters
Liverpool – Century Buildings	Office and technical facility
Gateshead	Call center, offices and technical facility
Plymouth	Office, call center and technical facility
Birmingham – CablePhone House	Office
Dudley	Call center
Birmingham – Mailbox	Call center

MANAGEMENT

Directors and Executive Officers

The following tables contain information regarding our directors and executive officers:

Board of Directors

Name	Age	Position with Telewest
Anthony (Cob) Stenham	72	Class III Director and Chairman of the Board
Barry R. Elson	62	Class I Director and Acting Chief Executive Officer
William Connors	33	Class III Director
John H. Duerden	63	Class III Director
Marnie S. Gordon	39	Class II Director
Donald S. La Vigne	38	Class I Director
Michael McGuiness	40	Class I Director
Steven R. Skinner	61	Class II Director

Anthony (Cob) Stenham. Mr. Stenham became Chairman of Telewest on March 2, 2004 effective as of February 19, 2004 and in his capacity as Chairman serves as an executive officer of Telewest. Mr. Stenham has served as non-executive Chairman of Telewest Communications since December 1999 and served as a non-executive director from November 1994 and deputy Chairman of the board until December 1999. From 1992 to 2003 he was a non-executive director of Standard Chartered plc and from 1990 to 1997 he was Chairman of Arjo Wiggins Appleton plc and a managing director of Bankers Trust Company from 1986 to 1990. Mr. Stenham also currently serves as non-executive Chairman of Ashtead Group plc, Ifonline Group Limited and Whatsonwhen plc. He is a non-executive director of Hebridean Cruises plc.

Barry R. Elson. Mr. Elson became Chairman and a director of Telewest on November 26, 2003. Mr. Elson resigned as Chairman, although not as a director, and was appointed Acting Chief Executive Officer of Telewest on March 2, 2004, effective as of February 18, 2004. Mr. Elson has served as Acting Chief Executive Officer of Telewest Communications since February 18, 2004. Mr. Elson has been a senior executive in the broadband-telephony-video industry for 18 years, almost 14 of those with Cox Communications in Atlanta where he rose through a series of senior line operating positions to be Executive Vice President of Operations with a company-wide $1.4 billion profit and loss responsibility. From 1997 to 2000, he was President of Conectiv Enterprises and corporate Executive Vice President of Conectiv, a diversifying $4.2 billion energy company in the middle Atlantic states. Most recently, he was Chief Operating Officer of Urban Media, a Silicon Valley venture capital backed building centric CLEC start-up with nationwide operations, and President of Pilot Associates, a management consulting/coaching firm specializing in the broadband-telephony-video industry for Wall Street clients.

William Connors. Mr. Connors became a director of Telewest on November 26, 2003. Mr. Connors is a Portfolio Manager for W.R. Huff Asset Management Co., LLC and Chief Investment Officer of WRH Global Securities, LP. He has worked with W.R. Huff Asset Management since 1992. Mr. Connors serves on the Board of Directors of ICG Communications, Inc. and Impsat Fiber Networks Inc. He is a Chartered Financial Analyst.

John H. Duerden. Mr. Duerden became a director of Telewest on November 26, 2003. Mr. Duerden is currently Executive President of the Climate and Appliance Controls Division of Invensys plc, a UK production technology company. From September 2002 to April 2004, Mr Duerden was the Chief Operating Officer, Development Division of Invensys plc. From May 2001 through September 2002, Mr. Duerden was Chief Executive Officer of Xerox Engineering Systems, Inc., a wholly owned subsidiary of Xerox Corporation. From September 2000 through January 2001, Mr. Duerden was briefly Chief Executive Officer and Managing Director of Lernout & Hauspie Speech Products, a speech and language solutions company, which filed a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code on November 29, 2000. Mr. Duerden was an executive officer during the time of such filing. From August 1995 through May 2000, Mr. Duerden was Chairman, Chief Executive Officer and President of Dictaphone Corporation, a company that provides medical dictation systems, communications recording and quality monitoring systems. From June 1990 through April 1995, Mr. Duerden was President and Chief Operations Officer of Reebok International, the athletic footwear and apparel company.

Marnie S. Gordon. Ms. Gordon became a director of Telewest on November 26, 2003. Ms. Gordon has been a director of and chair of the Audit Committee for Thermadyne Holdings Corporation, a manufacturer of cutting and welding products, since June 2003. From April 1998 through January 2001, Ms. Gordon was a director at Angelo, Gordon & Co., an investment management firm specializing in non-traditional assets.

Ms. Gordon is a Chartered Financial Analyst.

Donald S. La Vigne. Mr. La Vigne became a director of Telewest on November 26, 2003. From January 2001 to June 2004, Mr. La Vigne served as head of Private Equity for J. Rothschild Capital Management Ltd., an investment management company, and a subsidiary of RIT Capital Partners Plc. From January 2000 through July 2000, Mr. La Vigne was Executive Vice President—Strategy and Business Development for eMachines, Inc., a personal computer vendor. From January 1999 through January 2000, Mr. La Vigne was Chief Executive Officer of FreePC, Inc., a personal computer company that subsequently merged with eMachines, Inc. From June 1997 through December 1998, Mr. La Vigne was President of Stanton Capital, LLC, a private investment management business.

Michael McGuiness. Mr. McGuiness became a director of Telewest on November 26, 2003. Mr. McGuiness is a Portfolio Manager for W.R. Huff Asset Management Co., L.L.C., an investment adviser and private equity boutique, and a large independent manager in the High Yield market. Mr. McGuiness has worked for W.R. Huff Asset Management since June 1994. Mr. McGuiness serves on the Board of Directors and is a member of the Finance Committee of Sirius Satellite Radio, Inc. Mr. McGuiness is a Chartered Financial Analyst.

Steven R. Skinner. Mr. Skinner became a director of Telewest on November 26, 2003. From March 1997 through June 2003, Mr. Skinner served as President and Chief Operating Officer and a director of Triton PCS, one of the leading wireless service carriers in the Southeast of the United States. Mr. Skinner is also a director of Lightship Telecom, an integrated communications provider serving New England. Mr. Skinner was also the co-founder of Triton PCS and prior to January 1997, until the company was sold in 2000, was the co-founder and vice chairman of the advisory board of Triton Cellular Partners L.P., a company that specialized in acquiring and managing rural cellular companies.

Most of our directors were designated by certain of the holders of Telewest Communications’ notes and debentures prior to the cancellation of those notes and debentures in connection with the financial restructuring. None of these persons has any further rights in respect of the election of directors or the appointment of executive officers of Telewest.

Executive Officers

Name	Age	Position with Telewest
Anthony (Cob) Stenham	72	Chairman of the Board
Barry R. Elson	62	Director and Acting Chief Executive Officer
Eric J. Tveter	45	President and Chief Operating Officer
Stephen Cook	44	Vice President, Group Strategy Director and General Counsel
Neil Smith	39	Vice President and Chief Financial Officer

Stephen Cook. Mr. Cook was appointed Vice President, Group Strategy Director and General Counsel of Telewest on November 26, 2003, and has served as Group Strategy Director of Telewest Communications since April 2000 following the completion of the merger with Flextech. Mr. Cook has also served as General Counsel of Telewest Communications since August 2000. From October 1998 to April 2000, Mr. Cook served as General Counsel, Company Secretary and as an executive director of Flextech. Between April 1995 and October 1998, Mr. Cook was a partner with Wiggin and Co., Flextech’s principal legal advisers, and a non-executive director of SMG plc from March 2000 until November 2002. Mr. Cook was a partner at the law firm of McGrigor Donald from May 1993 until April 1995.

Neil Smith. Mr. Smith was appointed Vice President and Chief Financial Officer of Telewest on November 26, 2003, and has served as Group Finance Director of Telewest Communications since September 1, 2003. Prior to that, Mr. Smith served as Deputy Group Finance Director of Telewest Communications from September 2002 to September 2003. Mr. Smith had previously served as Finance Director, Consumer Sales Division of Telewest Communications from August 2000 to September 2002, having joined Telewest Communications as Group Financial Controller in July 2000. Prior to that, Mr. Smith was Deputy Finance Director at Somerfield plc, a UK based food retailer, where Mr. Smith worked in many corporate finance roles since 1994.

Eric J. Tveter. Mr. Tveter was appointed President and Chief Operating Officer of Telewest in July 2004 and served as President and Chief Operating Officer of Telewest Communications Networks Limited from June 2004 through the completion of the financial restructuring. Prior to that, Mr. Tveter was Chief Operating Officer of Mastec, Inc. from July 2002 to March, 2004. Prior to joining Mastec, Mr. Tveter was an executive with Comcast Corporation, Time Warner Communications, Cablevision Systems Corporation’s Lightpath business unit, and Metromedia International Group, Inc. where he held various key roles in the industries served by Mastec.

Staggered Board

Our restated certificate of incorporation provides that our directors are divided into three classes, each of which serves a staggered three-year term. Our Class I Directors are Barry R. Elson, Donald S. La Vigne and Michael McGuiness and their terms terminate on the date of our 2005 annual meeting. Our Class II Directors are Marnie S. Gordon and Steven R. Skinner and their terms terminate on the date of our 2006 annual meeting. Our Class III Directors are William Connors, John H. Duerden and Cob Stenham and their terms terminate on the date of our 2007 annual meeting. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting are elected for a three-year term.

Committees of the Board of Directors

Our board of directors has an Audit Committee, Compensation Committee, Executive and Nominating Committee, and Strategic Development and Finance Committee.

Audit Committee

The Audit Committee operates under a charter adopted by our board of directors. Our Audit Committee is responsible for reviewing and monitoring our financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice, receiving and reviewing audit reports submitted by our independent auditors and making recommendations to our board of directors as may seem appropriate to the Audit Committee to ensure that our interests are adequately protected, and reviewing and approving all related-party transactions and potential conflict of interest situations. In addition, the Audit Committee, among other things, selects the external auditors, reviews the independence of external auditors, monitors compliance with our internal controls and approves non-audit services performed by the external auditors.

Our Audit Committee members are Marnie S. Gordon (Chair), John H. Duerden and Donald S. La Vigne, who are independent in accordance with the requirements of section 10A(m)(3)(B) of the Securities Exchange Act of 1934, as amended, and the rules promulgated by the SEC thereunder and as required by the audit committee charter and the listing standards of the National Association of Securities Dealers, Inc.

Ms. Gordon is a financial expert as defined in the rules promulgated by the SEC.

Compensation Committee

The Compensation Committee is responsible for administering our employee stock option plans and, in this capacity, approving all option grants to executive officers and management. The Compensation Committee also makes recommendations to our board of directors with respect to the compensation of the Chairman of the Board and the Chief Executive Officer and approves the compensation paid to other senior executives.

Our Compensation Committee members are William Connors, John H. Duerden and Donald S. La Vigne, who are independent as required under the listing standards of the National Association of Securities Dealers, Inc.

Executive and Nominating Committee

The Executive and Nominating Committee manages our business affairs between meetings of our board of directors with respect to issues the Executive and Nominating Committee determines do not require a meeting of our board of directors as a whole. The Executive and Nominating Committee generally has all of the authority of our board of directors in the transaction of our business, which, in the judgment of the Executive and Nominating Committee, may require action before the next regular meeting of our board of directors.

The Executive and Nominating Committee also establishes and articulates the qualifications, desired background, and selection criteria for members of our board of directors in accordance with relevant rules and law and is responsible for the evaluation and recommendation to our board of directors concerning the number and accountability of board committees, committee assignments and committee membership rotation practices. In addition, the Executive and Nominating Committee makes recommendations to our board of directors concerning all nominees for board membership, including the re-election of existing board members. The Executive and Nominating Committee solicits input from the board of directors and conducts a review of the effectiveness of the operation of the board and board committees, including reviewing governance and operating practices and the corporate governance guidelines for our board of directors.

Our Executive and Nominating Committee members are William Connors, Michael McGuiness, Steven Skinner and Cob Stenham (ex officio for all functions other than nominations). All of the members of the Executive and Nominating Committee participating in nominating decisions are independent as required under the listing standards of the National Association of Securities Dealers, Inc.

Strategic Development and Finance Committee

The Strategic Development and Finance Committee is responsible for overseeing our financing, investment and strategic acquisition activities. The Strategic Development and Finance Committee reviews our finances and make recommendations to our board of directors and senior management regarding significant capital markets activities such as equity and debt issuances, debt refinancings and other changes to our capital structure. The Strategic Development and Finance Committee also advises our board of directors and members of senior management on matters such as long-range financial and strategic planning, material acquisitions and dispositions, joint ventures and strategic alliances. Our Strategic Development and Finance Committee members are Michael McGuiness, Marnie Gordon, Steven Skinner and Cob Stenham (ex officio).

Compensation of our Directors

Non-employee directors receive an annual fee of $60,000, plus $500 per board or committee meeting by telephone and $1,000 per board or committee meeting held in person.

In addition to the fees paid to them as directors, committee chairmen, other than the chairman of the Audit Committee, receive an annual fee of $12,500 and each other committee member receives an annual fee of $6,500. The chairman of the Audit Committee receives an additional annual fee of $30,000.

We reimburse our directors for out-of-pocket expenses incurred in connection with meetings of the board of directors and committees of the board of directors.

We have established a share plan pursuant to which each director (other than Mr. Stenham and Mr. Elson) will receive an initial grant of options to purchase 229,688 shares as a means to encourage the directors to remain with us and to align the interests of the directors with those of our stockholders. These options vest upon the first meeting of stockholders occurring after the date of grant (or, if earlier, upon a change of control) and will have an exercise price of $13.70 (subject to adjustment in certain circumstances). Further grants to directors may be considered. Mr. Stenham and Mr. Elson will be compensated pursuant to separate agreements as described further below. See “—Employment Contracts and Termination of Employment and Change-in-Control Arrangements.”

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee will not have been at any time during fiscal 2003, or at any other time, officers or employees of Telewest Communications.

No executive officer of Telewest, other than Barry Elson and Cob Stenham, will serve as a member of our board of directors. No executive officer of Telewest serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or the Compensation Committee.

Indemnification of Officers and Directors

TCN purchases and maintains insurance that, subject to policy terms and limits of coverage, indemnifies present and former directors of Telewest Communications and its subsidiaries, including Telewest, against certain liabilities incurred by them as directors and officers.

Our charter requires us to indemnify our current and former directors and officers against certain liabilities to the fullest extent permitted by law. Our by-laws also provide that we may purchase and maintain insurance on behalf of any of our directors, officers or agents. We have also entered into indemnification agreements with our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Executive Compensation

Summary Compensation Table

The following table sets forth the aggregate compensation paid by Telewest Communications for the last three fiscal years to the Managing Director and the executive officers of Telewest Communications, referred to as the Named Executive Officers, that were appointed executive officers of Telewest in connection with the financial restructuring.

	Annual Compensation					Long-Term Compensation
Name and Principal Position	Year	Salary (£000’s)	Bonus (£000’s)		Other Annual Compensation (£000’s)(3)	Restricted Share Awards(4) (£000’s)	Securities Underlying Options/ SARs (#)(5)	LTIP Payouts (£000’s)	All Other Compensation (£000’s)(6)
Anthony (Cob) Stenham	2003	175	—		18	—	—	—	—
(Chairman of the Board)	2002	175	—		21	—	—	—	—
	2001	175	—		15	—	—	—	—
Charles Burdick (1)	2003	500	180		97	—	—	—	20
(Former President and Chief Executive Officer)	2002 2001	400 347	160 283		76 41	— 205	— 816,666	— —	15 14

Stephen Cook	2003	370	133		90	—	—	—	—
(Vice President, Group Strategy Director	2002 2001	350 347	140 112		84 81	— —	— 816,666	— —	— —
and General Counsel)

Neil Smith	2003	210	191	(2)	64	—	—	—	20
(Vice President and Chief Financial Officer)	2002 2001	175 160	55 60		47 38	— —	— 407,457	— —	28 20

(1)	Charles Burdick resigned as group managing director and as a director of Telewest Communications and as a director and President and Chief Executive Officer of Telewest effective as of February 18, 2004. Barry Elson was appointed Acting Chief Executive Officer of Telewest Communications on February 18, 2004 and Acting Chief Executive Officer of Telewest on March 2, 2004 with effect from February 18, 2004. Mr. Elson received $87,500 during 2003 and $358,125 during 2004 in consulting fees for services rendered to Telewest Communications and was reimbursed for certain expenses prior to his appointment as Acting Chief Executive Officer. Mr. Elson does not beneficially own any shares or options issued by Telewest Communications or Telewest. Mr. Elson resigned as Chairman of the board of Telewest on March 2, 2004.

(2)	In addition to the annual bonus payment in respect of 2003, Mr. Smith received a retention bonus in the amount of £100,000 and a one-time bonus payment in the amount of £1,000 in 2003.

(3)	The amounts of personal benefits for 2003 that represent more than 25% of Other Annual Compensation include: (i) a cash pension allowance in the amount of £74,000 for Mr. Cook (ii) a cash pension supplement in the amount of £80,289 for Mr. Burdick and (iii) a relocation allowance in the amount of £19,531 and a cash pension supplement in the amount of £22,373 for Mr. Smith. For more information about the cash pension allowance and cash pension supplement, see “—Employment Contracts and Termination of Employment and Change-in-Control Arrangements.”

(4)	As of December 31, 2003, Mr. Burdick held an aggregate of 185,915 shares of Telewest Communications restricted stock, having an aggregate value of £3,532 on that date. In accordance with the terms of Mr. Burdick’s severance package, he was entitled to retain 154,929 of those shares. Telewest Communications does not pay dividends to its shareholders.

(5)	Stock Appreciation Rights (SARs) are rights granted to an employee to receive a bonus equal to the appreciation in the value of the company’s stock for a predetermined number of shares over a specific period. None of the Named Executive Officers have been granted SARs.

(6)	All Other Compensation reflects contributions by Telewest Communications up to the earnings cap to a personal pension arrangement for Mr. Burdick and Telewest Communications’ contributory pension scheme for Mr. Smith.

Option/Stock Appreciation Rights Grants in 2003

There were no stock option grants made to any of the Named Executive Officers during the years ended December 31, 2002 and 2003.

Aggregated Option Exercises for 2003 and Year-End Option Values

The following table provides information concerning the exercises of options on Telewest Communications’ ordinary shares during the year ended December 31, 2003 by the Named Executive Officers and the value of unexercised options on Telewest Communications’ ordinary shares held by each of the Named Executive Officers as of December 31, 2003.

			Number of Securities Underlying Unexercised Options/SARs at Fiscal Year- End (#)		Value of Unexercised in-the- Money Options/SARs at Fiscal Year-End ($)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable(2)	Exercisable	Unexercisable
Anthony (Cob) Stenham	—	—	—	10,977	—	—
Charles Burdick (1)	—	—	—	2,837,676	—	—
Stephen Cook	—	—	—	2,231,151	—	—
Neil Smith	—	—	—	596,007	—	—

(1)	Charles Burdick resigned as group managing director and as a director of Telewest Communications and as a director and President and Chief Executive Officer of Telewest effective as of February 18, 2004. Barry Elson was appointed Acting Chief Executive Officer of Telewest Communications on February 18, 2004 and Acting Chief Executive Officer of Telewest on March 2, 2004 with effect from February 18, 2004.

(2)	Certain of the options included within the number disclosed have reached the vesting date of the grant. However, such options remain unexercisable due to the performance conditions applied to the options not being met.

All of Telewest Communications’ outstanding options and share awards were accelerated in connection with the financial restructuring. Telewest Communications will ensure that holders of options and share awards who exercised those awards by July 5, 2004 will receive Telewest Communications shares in time to receive Telewest shares as part of the financial restructuring. Those holders who did not exercise their option and share awards by July 5, 2004 will still receive shares of Telewest Communications but may not necessarily receive such shares in time to ensure they will be entitled to receive shares of Telewest in connection with the financial restructuring. All outstanding options and awards over shares of Telewest Communications will lapse on July 21, 2004 except for options granted under the Flextech plc schemes, which lapse by December 31, 2004, and certain rights employees have over Telewest Communications shares which have not yet been claimed.

Compensation and Employee Benefit Plans

Telewest 2004 Stock Incentive Plan

The Telewest 2004 Stock Incentive Plan, or the Plan, was adopted by our board of directors on June 2, 2004 and approved by our sole stockholder on July 5, 2004. The Plan is intended to encourage stock ownership by employees, directors and independent contractors of Telewest and its divisions and subsidiary and parent corporations and other affiliates, so that they may acquire or increase their proprietary interest in Telewest, and to encourage such employees, directors and independent contractors to remain in the employ or service of Telewest or its affiliates and to put forth maximum efforts for the success of the business.

The Plan provides for the grant of Incentive Stock Options, Nonqualified Stock Options, Restricted Stock, Restricted Stock Units and Share Awards (each as defined in the Plan). Incentive Stock Option grants are intended to qualify under Section 422 of the Internal Revenue Code. The aggregate number of shares of our common stock that may be subject to option grants or awards under the Plan is 24,500,000, subject to adjustment upon the occurrence of certain enumerated corporate transactions. An individual may not be granted options to purchase or be awarded more than 4,000,000 shares of our common stock in any one fiscal year. The Plan is designed so that option grants are able to comply with the requirements for “performance-based” compensation under Section 162(m) of the Internal Revenue Code and the conditions for exemption from the short-swing profit recovery rules of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

The compensation committee of our board of directors, or any other committee appointed by our board of directors, administers the Plan and generally has the right to grant options or make awards to eligible individuals, to determine the terms and conditions of all grants and awards, include vesting schedules and exercise price (where appropriate), and to amend, suspend or terminate the Plan at any time. Each grant or award made pursuant to the Plan will be evidenced by an award agreement which will state the terms and conditions of the grant or award as determined by the compensation committee.

Persons eligible to receive grants or awards under the Plan include employees, directors and independent contractors of Telewest and its divisions and subsidiary and parent corporations and other affiliates. The term of an Incentive Stock Option under the Plan may not exceed 10 years from the date of the grant and the term of a Non-Qualified Stock Option may not exceed 11 years from the date of the grant.

Unless otherwise set forth in an employee’s, director’s or independent contractor’s respective award agreement, under the Plan all outstanding options or Restricted Stock or Restricted Stock Units become immediately exercisable, lose all restriction or become fully vested upon the occurrence of an acceleration event. An acceleration event generally means:

•	the acquisition of 30% or more of our voting capital stock, excluding stock purchases directly from us;

•	the replacement of a majority of our board of directors or their approved successors;

•	the consummation of a merger or consolidation of us or one of our subsidiaries with another entity, other than

•	a transaction in which our stockholders continue to hold 50% or more of the voting power of the successor; or

•	various recapitalizations;

•	the consummation of a sale of all or most of our assets, other than a sale to an entity of which more than 50% of its voting power is held by shareholders of Telewest; or

•	stockholder approval of our liquidation or dissolution.

Under the terms of the Plan, in the event of a transaction affecting our capitalization, the compensation committee of our board of directors shall proportionately adjust the aggregate number of shares available for options and awards, the aggregate number of options and awards that may be granted to any person in any calendar year, the number of such shares covered by outstanding options and awards, and the exercise price of outstanding options to reflect any increase or decrease in the number of issued shares so as to in the compensation committee’s judgment and sole discretion prevent the diminution or enlargement of the benefits intended by the Plan. The compensation committee has not made any determination at this time whether any such adjustments will be made.

In general, it is expected that the vesting of equity awards granted to our employees will not accelerate upon the occurrence of an acceleration event so long as, in connection with the acceleration event, the grantee receives an offer of continued employment with substantially similar compensation and employee benefits. In addition, it is also expected that with respect to key individuals, including Mr. Stenham, Mr. Elson and Mr. Tveter, 50% of the unvested portion of such person’s equity award will vest upon the occurrence of an acceleration event, and the remaining 50% will vest if such person is not offered continued employment with substantially similar compensation and employee benefits.

The following table sets forth the number of shares of restricted stock and the number of options to purchase shares that, subject to the completion of the financial restructuring of Telewest Communications, were granted by the Compensation Committee on July 9, 2004 to our directors, officers and employees.

	Total No. of Shares of Restricted Stock	Total No. of Option Shares
Directors
Anthony (Cob) Stenham	385,507	1,225,000
Barry R. Elson	245,000	980,000
William Connors	—	229,688
John H. Duerden	—	229,688
Marnie S. Gordon	—	229,688
Donald S. La Vigne	—	229,688
Michael McGuiness	—	229,688
Steven R. Skinner	—	229,688

Directors as a group (8 persons)	630,507	3,583,128
Executive officers that are not directors
Eric J. Tveter	100,000	500,000
Neil Smith	66,027	234,234
Stephen Cook	27,011	90,090

Executive officers who are not directors as a group (3 persons)	193,038	824,324
Employees who are not executive officers as a group	421,862	3,982,242
Directors, executive officers and employees as a group	1,245,407	8,389,694

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Anthony (Cob) Stenham. We expect to enter into an employment agreement with Mr. Stenham relating to his role as chairman of our board. On July 9, 2004, the Compensation Committee of our board of directors approved a compensation package for Mr. Stenham that, pursuant to an employment agreement which we intend to enter into with Mr. Stenham, would entitle Mr. Stenham to:

•	a signing bonus in an amount such that when added to the fee earned in respect of the period of service on the board of directors from February 18, 2004 through the completion of the financial restructuring, he would have been paid at an annual rate of £450,000 in respect of such period;

•	base compensation of £450,000 per annum;

•	a bonus opportunity equivalent to that available to other members of the senior leadership team;

•	1,225,000 options vesting in arrears, subject to ratable acceleration upon the satisfaction of performance goals measured annually over a five-year period, at an exercise price of $13.70 per share (subject to adjustment in certain circumstances); and

•	367,500 shares of restricted stock vesting in arrears, subject to ratable acceleration upon the satisfaction of performance goals measured annually over a five-year period.

Charles Burdick. Charles Burdick resigned as Group Managing Director and as a director of Telewest Communications and as President, Chief Executive Officer and a director of Telewest effective as of February 18, 2004. In connection with his resignation, Telewest Communications agreed to pay Mr. Burdick his current salary and benefits until the earlier of the completion of the financial restructuring and December 31, 2004, at which point Telewest Communications agreed to pay Mr. Burdick a lump sum equal to one year’s salary. In addition, Telewest Communications agreed to pay to Mr. Burdick’s legal advisors up to £1,000 in legal fees incurred in connection with his termination of employment, and to pay Mr. Burdick £1,000 for certain amendments to his existing service agreement pursuant to which Mr. Burdick agreed not to become employed or engaged by any of BT, BSkyB or NTL in any executive or consultancy capacity without the prior written consent of Telewest for a period of 12 months immediately following his resignation. On July 14, 2004 the Compensation Committee of our board of directors awarded Mr. Burdick a bonus of £180,000 in respect of 2003.

Barry Elson. Telewest Communications entered into a letter agreement with Barry Elson, dated February 13, 2004. Pursuant to the letter agreement with Telewest Communications, Mr. Elson agreed to act as

Acting Chief Executive Officer of Telewest Communications through the effective date of Telewest Communications’ financial restructuring (July 15, 2004) in return for $5,000 for each day that services were performed for Telewest Communications. Mr. Elson’s services were terminable at any time, entitling him to a severance payment equal to $58,333 per month during which he was Acting Chief Executive Officer, up to a maximum of $700,000.

Mr. Elson also entered into a letter agreement with Telewest, dated February 18, 2004. Pursuant to the letter agreement with Telewest, Mr. Elson agreed that he would be prepared to serve as Acting Chief Executive Officer and a member of the board of directors of Telewest through the nine-month anniversary of the effective date of Telewest Communications’ financial restructuring, which occurred on July 15, 2004. Through the effective date of the financial restructuring, Mr. Elson was compensated pursuant to his letter agreement with Telewest Communications. On July 9, 2004, the Compensation Committee of our board of directors approved a compensation package that, pursuant to an employment agreement which we intend to enter into with Mr. Elson, would entitle Mr. Elson from the effective date of the financial restructuring through the nine-month anniversary of that date to:

•	an annual base salary of $700,000 plus an annual bonus of up to $200,000 in cash or stock dependent on his meeting various targets to be set by the board;

•	245,000 fully vested options and 735,000 options vesting in arrears, subject to ratable acceleration upon the satisfaction of performance goals measured annually over a five-year period, at an exercise price of $13.70 per share (subject to adjustment in certain circumstances);

•	245,000 shares of restricted stock vesting in arrears, subject to ratable acceleration upon the satisfaction of performance goals measured annually over a three-year period, to be held by us in escrow until the earlier of the one-year anniversary of the final vesting date and the termination of his employment; and

•	a severance payment equal to $58,333 per month during which he serves as Acting Chief Executive Officer up to a maximum of $700,000, payable upon termination without cause or at the nine-month anniversary of the effective date of the financial restructuring if Telewest does not offer continued employment as Chief Executive Officer.

Eric Tveter. Eric Tveter entered into a letter agreement with Telewest Communications Networks Limited in which he agreed to serve as President and Chief Operating Officer of Telewest Communications from June 9, 2004 through the effective date of Telewest Communications’ financial restructuring. The letter agreement provided that Mr. Tveter would be paid by TCN a per diem rate of $1,923 for each day that he actually performed services for TCN and would be reimbursed for business expenses. In addition, we expect to enter into an employment agreement with Mr. Tveter whereby he will serve as President and Chief Operating Officer of Telewest following the effective date of Telewest Communications’ financial restructuring. On July 9, 2004, the Compensation Committee of our board of directors approved a compensation package that, pursuant to an employment agreement which we intend to enter into with Mr. Tveter, would entitle Mr. Tveter to:

•	an annual base salary of $500,000 plus an annual bonus of up to $500,000 in cash or stock dependent on his meeting various targets set by the board;

•	100,000 fully vested options and 400,000 options vesting in arrears, subject to ratable acceleration upon the satisfaction of performance goals measured annually over a five-year period, at an exercise price of $13.70 per share (subject to adjustment in certain circumstances);

•	100,000 shares of restricted stock, of which 25,000 will vest at December 31, 2004 and the remaining 75,000 will vest in arrears, subject to ratable acceleration upon the satisfaction of performance goals measured annually over a three-year period, to be held in escrow by us until the earlier of the one-year anniversary of the final vesting date and the date of the termination of his employment;

•	expatriate benefits, include a housing, transportation and education allowance and tax-equalization benefits; and

•	one-year’s salary and benefits and a bonus for any completed year in the event that he terminates his employment for good reason or Telewest terminates his employment without cause.

Stephen Cook. Flextech plc entered into an employment agreement with Stephen Cook dated October 21, 1998. Stephen Cook’s employment agreement was subsequently transferred to Telewest Communications Group Limited on June 22, 2000. The employment agreement was amended on July 17, 2003, and remains in effect unless terminated by either party giving the other party not less than 12 months’ notice. However, Mr. Cook’s employment agreement can be terminated as a result of the financial restructuring. Under the employment agreement, Mr. Cook is entitled to terminate his employment, with immediate effect, at any time within 90 days of the completion of the financial restructuring. If Mr. Cook were to terminate his employment agreement in this manner, he would be entitled to one year’s salary and benefits and a pro-rated proportion of any bonus payable for the financial year in which the termination occurs.

Mr. Cook’s current basic annual salary is £370,000 and he is entitled to a performance-based bonus at the sole discretion of the board, a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. A cash sum of 20% of Mr. Cook’s gross basic annual salary is paid to him to use for his personal pension arrangements (this payment is subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme).

Neil Smith. Telewest Communications Group Limited entered into an employment agreement with Neil Smith dated March 6, 2000. The employment agreement was amended on September 24, 2002 and August 25, 2003 and remains in effect unless terminated by Mr. Smith giving the employing company not less than 6 months’ notice and by the employing company giving Mr. Smith not less than 12 months’ notice.

Mr. Smith’s current basic annual salary is £250,000 and he is entitled to a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions are made to a contributory pension scheme of 20% of his gross basic annual salary up to the earnings cap and an additional cash sum of 20% of his gross basic annual salary above the earnings cap is paid to him for his personal pension arrangements (these payments are subject to a personal contribution of 10% of his gross basic annual salary to the scheme).

PRINCIPAL AND SELLING STOCKHOLDERS

The selling stockholders may from time to time on one or more occasions offer and sell any or all of their common stock that is registered under the registration statement of which this prospectus is a part. The registration of the selling stockholders’ common stock does not necessarily mean that the selling stockholders will offer or sell any of their shares.

The selling stockholders may sell, transfer or otherwise dispose of some or all of their common stock, including common stock and other securities of Telewest not covered by this prospectus, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, including in open-market transactions. We will update, amend or supplement this prospectus from time to time to update the disclosure in this section as may be required.

All expenses incurred with the registration of our common stock owned by the selling stockholders will be borne by us.

The following table sets forth as of the dates indicated certain information with respect to the amount of common stock held by the beneficial owners, directly or indirectly, of 5% or more of our shares of common stock immediately following the financial restructuring. As far as we are aware, unless otherwise discussed below, the persons named in the table will have sole voting and investment power with respect to all shares of our common stock indicated as being beneficially owned by them.

The chart shows the number of shares of common stock beneficially owned, the percentage of the class, the maximum number of shares of common stock being offered, the number of shares of our common stock owned by (i) each of our directors; (ii) each of our executive officers named in the summary compensation table; (iii) all of our directors and executive officers as a group; and (iv) each of the selling stockholders. The chart also indicates the nature of any position, office, or other material relationship which the selling stockholder has had within the past three years with us or any of our predecessors or affiliates.

The numbers presented in the chart assume that no ancillary claims are notified under the Telewest Communications and Telewest Jersey schemes of arrangement, and accordingly that a total of 241,325,000 shares of common stock are distributed in respect of claims for principal and interest on the indebtedness of Telewest Communications and Telewest Jersey that was compromised pursuant to the schemes. If any such claims are notified, the share numbers presented below would be reduced to the extent that shares are held for distribution to ancillary claimants. The last date on which such claims could be notified is July 16, 2004. If any such claims are notified, we will update the chart below by means of a prospectus supplement.

	Number of Shares Beneficially Owned Before the Offering(1)			Number of Shares Beneficially Owned After the Offering(3)
Name and Address of Beneficial Owner	Number of Shares	Percentage of Class(2)	Maximum Number of Shares to be Offered Hereby	Number of Shares	Percentage of Class(2)
Selling stockholders
W.R. Huff Asset Management Co., L.L.C. 67 Park Place Morristown, NJ 07960(4)	45,022,199	18.38%	45,022,199	—	—
Entities Advised by Franklin Mutual Advisers, LLC 51 JFK Parkway, Short Hills, NJ 07078(5)	18,527,674	7.56%	18,527,674	—	—
Mutual Shares Fund	6,931,412	2.83%	6,931,412	—	—
Mutual Qualified Fund	3,087,543	1.26%	3,087,543	—	—
Mutual Beacon Fund	3,847,616	1.57%	3,847,616	—	—
Mutual Discovery Fund	3,054,904	1.25%	3,054,904	—	—
Mutual European Fund	117,111	*	117,111	—	—
Mutual Shares Securities Fund	811,237	*	811,237	—	—
Mutual Discovery Securities Fund	146,672	*	146,672	—	—
Mutual Beacon Fund (Canada)	106,234	*	106,234	—	—
Mutual Discovery Fund (Canada)	8,016	*	8,016	—	—
Franklin Mutual Recovery Fund	86,401	*	86,401	—	—

	Number of Shares Beneficially Owned Before the Offering(1)				Number of Shares Beneficially Owned After the Offering(3)
Name and Address of Beneficial Owner	Number of Shares		Percentage of Class(2)	Maximum Number of Shares to be Offered Hereby	Number of Shares	Percentage of Class(2)
Mutual Recovery Fund, Ltd	47,554		*	47,554	—	—
Franklin Mutual Beacon Fund	260,702		*	260,702	—	—
Franklin Mutual European Fund	17,809		*	17,809	—	—
Franklin Mutual Shares Fund	4,463		*	4,463	—	—
Liberty Media International Inc. 12300 Liberty Boulevard, Englewood, CO 80112(6)	18,417,273		7.52%	18,417,273	—	—
Entities Managed by Angelo Gordon & Co. 245 Park Avenue, 26th, Floor, New York, NY 10167(7)	17,696,336		7.22%	17,696,336	—	—
PHS Bay Colony Fund L.P.	163,098		*	163,098	—	—
Nutmeg Partners L.P.	375,821		*	375,821	—	—
GAM Arbitrage Investments Inc	886,598		*	886,598	—	—
Commonfund Event-Driven Company	91,081		*	91,081	—	—
AG Super Fund L.P.	1,151,292		*	1,151,292	—	—
AG Super Fund International Partners L.P.	547,618		*	547,618	—	—
AG Super Advantage L.P.	125,349		*	125,349	—	—
AG Princess L.P.	122,323		*	122,323	—	—
AG MM L.P.	115,061		*	115,061	—	—
AG Eleven Partners L.P.	1,161,958		*	1,161,958	—	—
AG CNG Fund L.P.	164,611		*	164,611	—	—
AG Capital Recovery Partners III L.P.	5,630,202		2.30%	5,630,202	—	—
AG Capital Recovery Partners II L.P.	4,877,047		1.99%	4,877,047	—	—
AG CR IV Master Accounts L.P.	537,784		*	537,784	—	—
AG Capital Funding Partners L.P.	1,344,044		*	1,344,044	—	—
AG ARB Partners L.P.	402,449		*	402,449	—	—
Other selling shareholders(8)	10,336,518		4.22%	10,336,518	—	—
Other 5% beneficial owners
Fidelity Management & Research Co. 82 Devonshire Street E31C, Boston, MA 02109(9)	32,605,325		13.31%	—
Directors
Anthony (Cob) Stenham	385,556		*	—
Barry R. Elson	490,000	(10)	*	—
William Connors	—		—	—
John H. Duerden	—		—	—
Marnie S. Gordon	—		—	—
Donald S. La Vigne	—		—	—
Michael McGuiness	—		—	—
Steven R. Skinner	—		—	—

Executive officers that are not directors
Eric J. Tveter	200,000	(11)	*	—
Neil Smith	66,027		*	—
Stephen Cook	27,011		*	—
All directors and officers as a group	1,168,594		*

*	Less than 1%.

(1)	A person or group of persons is deemed to have “beneficial ownership” of any shares of our common stock when that person or persons has the right to acquire them within 60 days after the date of this prospectus. For purposes of computing the percentage of the outstanding shares of our common stock held by each person or group of persons named above, any shares which that person or persons has the right to acquire within 60 days after the date of this prospectus is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Applicable percentage of ownership is based on 245,000,001 shares of common stock outstanding as of July 16, 2004.

(3)	Because the selling stockholders may offer all or some portion of the above shares pursuant to this prospectus or otherwise, no estimate can be given as to the amount or percentage of such securities that will be held by the selling stockholders upon termination of any such sale. In addition, the selling security holders identified above may have sold, transferred or otherwise disposed of all or a portion of such securities since the date for which beneficial ownership information was provided to us in transactions exempt from the registration requirements of the Securities Act of 1933. The selling stockholders may sell all, or part or none of the securities listed above.

(4)	The information concerning W.R. Huff Asset Management is based solely on information provided to us by W.R. Huff Asset Management on July 14, 2004. W.R. Huff Asset Management, a Delaware limited liability company, and/or other limited partnerships and limited liability companies affiliated with H.R. Huff Asset Management for themselves and/or on behalf of separately managed accounts hold, in total, 45,022,199 shares of our common stock. W.R. Huff Asset Management is an investment manager with discretionary authority over separate accounts that own the shares. William R. Huff, is the principal and president of W.R. Huff Asset Management. William R. Huff possesses sole power to vote and direct the disposition of all our securities held by or on behalf of the entities named above and/or the managed accounts, subject to internal screening and other securities law compliance procedures.

(5)	These selling stockholders are open or closed-end investment companies or other management accounts which are advised by Franklin Mutual Advisers, LLC, or FMA, an investment adviser registered under the Investment Advisers Act of 1940. FMA is an indirect wholly-owned subsidiary of Franklin Resources, Inc., or FRI, a diversified financial services organization. Investment advisory agreements between FMA and the selling stockholders listed above grant to FMA all investment and voting power over the common stock listed above. Neither FRI nor FMA have any interest in dividends or proceeds from the sale of the shares and they disclaim beneficial ownership of any of the shares. The beneficial ownership of these selling stockholders is based on information provided to us by FMA on July 9, 2004.

(6)	The beneficial ownership of Liberty Media International Inc. listed above is based on information provided to us by Liberty Media International Inc. on July 6, 2004.

(7)	The beneficial ownership of Angelo Gordon & Co. listed above is based on information provided to us by Angelo Gordon & Co. on July 12, 2004.

(8)	10,336,518 shares of common stock are being registered with respect to other selling shareholders who have entered into a registration rights agreement with us entitling them to request the registration of their shares of common stock.

(9)	The beneficial ownership of Fidelity Management & Research Co. listed above is based on information provided to us by Fidelity Management & Research Co. on April 28, 2004.

(10)	Includes options to purchase 245,000 shares of common stock that are exercisable within 60 days after the date hereof.

(11)	Includes options to purchase 100,000 shares of common stock that are exercisable within 60 days after the date hereof.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

W.R. Huff, Fidelity Management and Research Co., Franklin Mutual Advisers, LLC, Angelo Gordon & Co. L.P. and Liberty Media each own beneficially, directly or indirectly, more than 5% of our outstanding common stock. Fidelity Management and Research, Franklin Mutual Advisers and Angelo Gordon were members of the ad hoc committee of noteholders of Telewest Communications’ and Telewest Jersey’s then outstanding notes and debentures, referred to as the bondholder committee. The members of the bondholder committee and W.R. Huff were parties to a term sheet pursuant to which the restructuring of Telewest Communications was effected. Each of the selling stockholders entered into a voting agreement with Telewest Communications to vote in favor of the restructuring. In connection with its financial restructuring, Telewest Communications paid certain compensation for and fees and expenses of W.R. Huff, Liberty Media and the members of the bondholder committee, equaling approximately £14 million. Telewest has not made any payments to these parties.

William Connors and Michael McGuiness, each of whom is a director of Telewest, are employees of W.R. Huff.

Director Designations

Almost all of our current directors were designated by members of the bondholder committee and W.R. Huff. See “Management” for further details. None of these parties have any further rights in respect of the election of directors or the appointment of executive officers.

Prohibition on Certain Dispositions

Pursuant to the voting agreement entered into by Liberty Media, until the first to occur of

•	Liberty Media’s disposal of its entire shareholding in Telewest in a taxable transaction for US income tax purposes;

•	the expiration of Liberty Media’s gain recognition agreement with the Internal Revenue Service due to the satisfaction of requirements under US Treasury Regulations; and

•	January 1, 2005,

Telewest and its subsidiaries are prohibited from disposing of shares or assets of designated subsidiaries involved in the construction, development, management and operation of cable television and communications networks without the prior written consent of Liberty Media. In aggregate, these subsidiaries account for a material portion of Telewest’s business.

The prohibition is substantially similar to that contained in the relationship agreement between Liberty Media and Telewest Communications, which was terminated in connection with the financial restructuring of Telewest Communications. The prohibition restates certain contractual rights that Liberty Media had under the relationship agreement and is intended to prevent the occurrence of adverse tax consequences to Liberty Media related to a gain recognition agreement entered into between Liberty Media and the US Internal Revenue Service in 1994. Liberty Media did not receive any additional commercial benefit from this restatement of its contractual rights.

Liberty Media’s consent is not required under the voting agreement for strategic combinations or merger transactions that do not involve the disposition of the shares or assets of the designated subsidiaries, including any transaction involving the acquisition or disposition of all of the stock or assets of Telewest. In addition, Liberty Media has agreed not to withhold its consent to a transaction if the transaction, in its reasonable judgment, would not require it to recognize gain under its gain recognition agreement with the US Internal Revenue Service. Liberty Media has also agreed to use its reasonable commercial efforts to cause its gain recognition agreement to expire as soon as reasonably practicable.

Registration Rights Agreement

In connection with the financial restructuring, we entered into a registration rights agreement for the benefit of all persons whose resales of shares of our common stock received in the financial restructuring may be subject to the limitations of Rule 145 under the Securities Act, which includes W.R. Huff, Liberty Media, the members of the bondholder committee and UBS Securities LLC. These persons are referred to in this section as Holders. Any person who delivers to us a written statement indicating that such person could reasonably be considered an “underwriter” under Rule 145 under the Securities Act of shares of our common stock transferred to that person in connection with the schemes of arrangement and who delivers to us an executed joinder agreement can become a party to the registration rights agreement and therefore a Holder (unless our counsel opines that that person should not be considered to be an underwriter).

Pursuant to the registration rights agreement, we have filed a shelf registration statement, of which this prospectus is a part, for our shares of common stock held by Holders so as to permit the offer and sale to the public of those shares. We will keep the shelf registration statement effective until the earlier of:

•	the date that all Holders have disposed of all of our shares of common stock that they hold; and

•	two years from the effectiveness of the Telewest Communications scheme of arrangement.

We will also grant to (i) each Holder that will beneficially own at least 5% of our common stock outstanding immediately after the financial restructuring and (ii) any group of Holders beneficially owning in aggregate at least 5% of our outstanding shares of common stock immediately after the financial restructuring, the right to cause us to file, at our expense, registration statements under the Securities Act, covering resales of the shares of Telewest common stock held by them. In either case, the aggregate value of the shares being registered must be at least $15 million and the number of shares covered thereby must be at least 3% of the number of outstanding shares of Telewest common stock. Only one registration demand may be made in any 180-day period. The right to cause us to file a registration statement will not be exercisable if the shelf registration statement is still effective, except in connection with an underwritten offering.

We also granted customary “piggy back” registration rights under the registration rights agreement, which gives Holders the right to require us to include all or a portion of their shares in a registration of common stock proposed by us under the Securities Act. In addition, we will provide customary indemnification and contribution obligations with respect to liabilities that Holders may become subject to in connection with the rights granted under the registration rights agreement.

The rights under the registration rights agreement terminate on the later of the date that the Holders could sell their shares of our common stock free of any volume limitations imposed by Rule 144 and Rule 145 under the Securities Act and the date that all Holders have disposed of all of their shares of our common stock. In addition, beginning on the second anniversary of the effective date of the Telewest Communications scheme of arrangement, the rights of any Holder will terminate (and that person will cease to be a party to the registration rights agreement) on the date that that person (together with its affiliates) beneficially owns shares of our common stock that constitute less than 1% of the outstanding Telewest common stock.

Prior Relationships of Liberty Media with Telewest Communications

Liberty Media was a party to a relationship agreement with Telewest Communications, pursuant to which it had certain rights in relation to its shareholding in Telewest Communications. Telewest was not a party to the relationship agreement, and the relationship agreement was terminated in connection with the financial restructuring of Telewest Communications (although the prohibition of certain dispositions contained in the relationship agreement was restated in Liberty Media’s voting agreement, as described above).

In addition, the articles of association of Telewest Communications provided Liberty Media with the right to appoint three persons to the Telewest Communications board of directors for so long as they owned not less than 12.5% of Telewest Communications’ ordinary shares in issue, or two persons to the board for so long as they owned not less than 5% of Telewest Communications’ ordinary shares in issue. Liberty Media informed

Telewest Communications that it was withdrawing its three non-executive directors from the board of directors of Telewest Communications on July 17, 2002. Liberty Media does not have any right to appoint members of the board of directors of Telewest.

On June 12, 2002, an affiliate of Liberty Media launched a tender offer for certain then-outstanding notes and debentures of Telewest Communications. Telewest Communications issued a response to the tender offer indicating that it was unable to take a position on the tender offer because it was unable to determine whether the tender offer was beneficial or detrimental to the holders of such notes and debentures. The tender offer was terminated on July 17, 2002. All the notes and debentures that were subject to the tender offer were cancelled in connection with the financial restructuring of Telewest Communications.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 1,000,000,000 shares of common stock and 5,000,000 shares of preferred stock, of which 245,000,001 shares of common stock are outstanding and an additional 24,500,000 shares of common stock have been reserved for issuance under equity compensation plans. In addition, as part of its advisory fee in connection with Telewest Communications’ financial restructuring, UBS is expected to be issued a number of shares of common stock (not expected to exceed 1.0% of our outstanding common stock) based on a formula that varies according to the value of the consideration received by the former bondholders in the Telewest Communications’ financial restructuring, as determined by UBS and the unofficial committee of bondholders in the financial restructuring, and the number of our shares of common stock outstanding.

Description of Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of Telewest stockholders and do not have cumulative voting rights in the election of directors. The holders of our common stock are not entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of Telewest preferred stock if the holders of the affected series of Telewest preferred stock are entitled, either separately or together with the holders of one or more other series of Telewest preferred stock, to vote thereon under our certificate of incorporation or under the Delaware General Corporation Law, or the DGCL.

Generally, a majority of the votes cast at a meeting of stockholders by holders of shares entitled to vote on the proposal is required for stockholder action. However, our certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds of the outstanding shares of our capital stock which by its terms may be voted on all matters submitted to stockholders of Telewest generally, voting together as a single class, is required for stockholder action relating to (a) amendments to the by-laws and (b) the amendment or repeal of the provisions of our certificate of incorporation relating to:

•	the classification of directors;

•	the removal of directors;

•	the prohibition on action by written consent of stockholders;

•	special meetings of stockholders;

•	certain liabilities of directors;

•	amendments to the by-laws;

•	indemnification of directors and officers;

•	the applicability of Section 203 of the DGCL to Telewest; and

•	Article XII of our certificate of incorporation which imposes these voting requirements.

These voting requirements, as well as the classification of directors on our board of directors and certain other provisions of our certificate of incorporation, which are more fully described under the heading “—Special Provisions of the Certificate of Incorporation,” may have the effect, alone or in combination with each other, of delaying, deferring or preventing a change in control of us.

Subject to all rights and preferences of holders of any outstanding shares of our preferred stock, holders of common stock are entitled to receive proportionately such dividends as may from time to time be declared by our board of directors out of funds legally available for the payment of dividends.

In the event of our liquidation, dissolution or winding-up, holders of common stock would be entitled to share proportionately in all of our assets available for distribution to holders of common stock remaining after payment of liabilities and liquidation preference of any of our outstanding preferred stock.

Holders of our common stock have no pre-emptive rights and have no rights to convert their common stock into any other securities, and there are no redemption or sinking-fund provisions contained in our certificate of incorporation with respect to the common stock. There is no liability for further calls or for assessments by us.

Our certificate of incorporation contains no provisions modifying the voting or dividend rights of holders of common stock described above and there will be no preferred stock outstanding. The rights, preferences and privileges of holders of our common stock may be adversely affected by the rights of the holders of shares of any series of our preferred stock that may be issued in the future.

Our shares of common stock have been accepted for inclusion for quotation on the Nasdaq Stock Market, Inc.

Description of Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix as to any series of preferred stock the designation, title, voting powers and any other preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions, without any further vote or action by our stockholders.

The board of directors’ ability to issue one or more series of preferred stock provides increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless any action is required by applicable law or the rules of any exchange, automated quotation system or regulated quotation system on which our securities may be listed or quoted, as the case may be, or applicable rules of any self-regulatory organization. Our board of directors will make any determination to issue the shares based on its judgment as to our best interests and the best interests of our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their shares over the then current market price of our common stock.

Description of Series A Junior Participating Preferred Stock

We have designated and reserved for issuance a total of one million (1,000,000) shares of our Series A junior participating preferred stock, par value $0.01 per share. When issued and paid for in accordance with the Stockholder Rights Agreement, which is described below, the Series A junior participating preferred stock will be fully paid and non-assessable. We will appoint a transfer agent for our Series A junior participating preferred stock if and when any shares are issued.

Each share of our Series A junior participating preferred stock will entitle its holder to receive dividends out of our funds legally available for the payment of dividends when, as and if declared by our board of directors. With respect to those dividends, the Series A junior participating preferred stock will rank:

•	senior to all classes of our common stock and to each other class of capital stock or series of our preferred stock that are designated to rank junior to our Series A junior participating preferred stock;

•	junior to all classes of our preferred stock that are designated to rank senior to our Series A junior participating preferred stock; and

•	equal to all classes of our preferred stock that are designated to rank equally with our Series A junior participating preferred stock.

Dividends, when, as and if declared by our board of directors, would be payable quarterly in cash on the first day of January, April, July and October of each year, in an amount per share (subject to adjustment for a stock dividend on, or a subdivision or combination of, our common stock) equal to the greater of:

•	$10.00; and

•	1,000 times the aggregate amount per share of all dividends declared on our common stock since the immediately preceding dividend payment date.

Upon the liquidation, dissolution or winding-up of Telewest, the holders of outstanding shares of our Series A junior participating preferred stock will be entitled to be paid out of the assets available for distribution to our stockholders after payment of any liquidation values of any securities senior in liquidation rights to our Series A junior participating preferred stock. After payment of the liquidation values of senior securities, the holders of our Series A junior participating preferred stock will be entitled to receive (subject to adjustment for a stock dividend on, or a subdivision or combination or consolidation of, our common stock) the greater of:

•	$1,000.00 for each share of our Series A junior participating preferred stock they hold, plus any accrued and unpaid dividends or distributions on those shares; and

•	the aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of our common stock.

If, upon any liquidation, dissolution or winding-up of Telewest, the remaining assets available for distribution are insufficient to pay the holders of the our Series A junior participating preferred stock and all other securities ranking equally with our Series A junior participating preferred stock with respect to liquidation the full amount to which they are entitled, the holders of our Series A junior participating preferred stock will share those remaining assets ratably, together with the holders of the securities ranking equally with our Series A junior participating preferred stock. Following the payment of the liquidation value in full with respect to each share of our Series A junior participating preferred stock, no additional distributions will be made to the holders of our Series A junior participating preferred stock.

Subject to adjustment for a stock dividend on, or a subdivision or combination or consolidation of, our common stock, each share of our Series A junior participating preferred stock will entitle the holder to 1,000 votes on all matters submitted to a vote of holders of our common stock. The holders of our Series A junior participating preferred stock will vote together as a single class with the holders of our common stock.

If dividends on our Series A junior participating preferred stock have been declared and are in arrears in an amount equal to six quarterly dividends, whether or not consecutive, all holders of our preferred stock which have such provision in our certificate of incorporation governing their terms, including holders of our Series A junior participating preferred stock, whose dividends are in arrears with respect to six quarterly periods will, voting as a single class, be entitled to elect two new directors to our board of directors. The directors will serve until successors to them have been elected or until dividends on our Series A junior participating preferred stock are no longer in arrears.

Our Series A junior participating preferred stock will not be redeemable and will not be convertible.

Stockholder Rights Agreement

Upon issuance, each share of our common stock (whether originally issued or from our treasury) will be accompanied by a Stockholder Right. Except as set forth below, each Stockholder Right, when it becomes exercisable, entitles the registered holder to purchase from us one one-thousandth of a share of our Series A junior participating preferred stock at the Stockholder Rights Purchase Price of $80.00, subject to adjustment pursuant to the terms of the Stockholder Rights Agreement. The complete description and terms of the Stockholder Rights will be set forth in a Stockholder Rights Agreement between Telewest and The Bank of New York as Rights Agent.

The Stockholder Rights Agreement is intended to encourage a potential acquiror to negotiate directly with our board of directors, but may have anti-takeover effects. The Stockholder Rights Agreement could cause substantial dilution to a person or group that acquires a substantial interest in us without the prior approval of our board of directors. The effect of the Stockholder Rights may be to delay, defer or prevent a change in control of us (including through a third party tender offer at a price which reflects a premium to then prevailing trading prices) that may be beneficial to our stockholders.

Initially, the Stockholder Rights are attached to all Telewest common stock certificates representing shares then outstanding, and no separate Stockholder Rights certificates will be distributed. Subject to some exceptions specified in the Stockholder Rights Agreement, the Stockholder Rights will separate from the our common stock on the “Distribution Date,” which is the earlier of the close of business on:

(1)	The “Shares Acquisition Date,” which is the date on which a person or group of affiliated persons becomes an “Acquiring Person” by:

(i)	having acquired beneficial ownership of 25% or more of the outstanding shares of our common stock (except pursuant to a Permitted Offer, as defined below, and except for acquisitions of 25% or more (i) by Telewest, (ii) by any of its subsidiaries, employee benefit plans or related entities, (iii) directly from Telewest, (iv) as a result of stock repurchases by Telewest or (v) as a result of inadvertent acquisitions where the person rectifies the breach in accordance with the Rights Agreement);

(ii)	entering into an agreement or arrangement with us or any of our subsidiaries providing for an acquisition transaction when the Stockholder Rights are not redeemable; or

(iii)	becoming an “Adverse Person” in the judgment of our board of directors; or

(2)	the date 10 business days (or such later date as our board of directors will determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

The definition of Acquiring Person under clause (l)(i) above also specifically excludes the Bank of New York in its capacity as escrow agent, and any acquisition of 25% or more of our common stock before the bar dates of the Telewest Communications scheme and the Telewest Jersey scheme.

A “Permitted Offer” is a tender or exchange offer for all outstanding shares of Telewest common stock at a price and on terms which a majority of certain members of the board of directors determine to be fair to stockholders and not inadequate and to be otherwise in the best interests of us and our stockholders, other than such Acquiring Person, its affiliates and associates.

Until the Distribution Date, (1) the Stockholder Rights will be evidenced by our common stock certificates and will be transferred with and only with such common stock certificates, (2) our common stock certificates will contain a legend incorporating the Stockholder Rights Agreement by reference and (3) the surrender for transfer of any certificates for our common stock outstanding will also constitute the transfer of the Stockholder Rights associated with the common stock represented by such certificate.

The Stockholder Rights will not be exercisable until the Distribution Date and will expire at 5:00 p.m., New York City time, on March 2, 2014 unless such date is extended or the Stockholder Rights are earlier redeemed or exchanged by us as described below.

As soon as practicable after the Distribution Date, Stockholder Rights certificates will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and, thereafter, the separate Stockholder Rights certificates alone will represent the Stockholder Rights. Only shares of our common stock issued prior to the Distribution Date will be issued with Stockholder Rights.

In the event that a person becomes an Acquiring Person, each holder of a Stockholder Right will thereafter have the right to receive, upon exercise, our common stock (or, in certain circumstances, other securities of Telewest) having a value equal to two times the exercise price of the Stockholder Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Stockholder Rights that are, or (under certain circumstances specified in the Stockholder Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that, at any time following the Shares Acquisition Date, (i) we are acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of our common stock immediately prior to the consummation of the transaction are not the holders of all of the surviving company’s voting power, or (ii) more than 50% of our assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of our common stock are not treated alike, any other person, then each holder of a Stockholder Right (except Stockholder Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company (or in certain circumstances, its parent) having a value equal to two times the exercise price of the Stockholder Right. The holder of a Stockholder Right will continue to have the right described in this paragraph whether or not such holder exercises or surrenders the right described in the preceding paragraph.

At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Stockholder Rights, and under certain other circumstances, our board of directors may redeem the Stockholder Rights in whole, but not in part, at a price of $0.001 per Stockholder Right (the “Stockholder Rights Redemption Price”), payable in cash, Telewest common stock or other consideration deemed appropriate by our board of directors.

Additionally, following the Shares Acquisition Date, we may redeem the then outstanding Stockholder Rights in whole, but not in part, at the Stockholder Rights Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving us in which all holders of shares of our common stock are treated alike but not involving an Acquiring Person or its affiliates or associates. The payment of the Stockholder Rights Redemption Price may be deferred under certain circumstances as contemplated in the Stockholder Rights Agreement.

Immediately upon the action of our board of directors electing to redeem the Stockholder Rights, the Stockholder Rights will terminate and the only right of the holders of Stockholder Rights will be to receive the Stockholder Rights Redemption Price.

The Purchase Price payable, and the number of shares of our Series A junior participating preferred stock, Common Shares or other securities issuable, upon exercise of the Stockholder Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, our Series A junior participating preferred stock, (ii) upon the grant to holders of our Series A junior participating preferred stock of certain rights or warrants to subscribe for or purchase our Series A junior participating preferred stock at a price, or securities convertible into our Series A junior participating preferred stock with a conversion price, less than the then current market price of our Series A junior participating preferred stock or (iii) upon the distribution to holders of our Series A junior participating preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Stockholder Rights and the number of one one-thousandths of a share of our Series A junior participating preferred stock issuable upon exercise of each Stockholder Right are also subject to adjustment in the event of a stock split of our Common Shares or a stock dividend on our Common Shares payable in our Common Shares or subdivisions, consolidations or combinations of our Common Shares occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of our Series A junior participating preferred stock will be issued (other than fractions which are one one-thousandth or integral multiples of one one-thousandth of a share, which may, at our election, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of our Series A junior participating preferred stock on the last trading day prior to the date of exercise.

At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the Stockholder Rights (other than Stockholder Rights owned by such person or group that have become void), in whole or in part, for our common stock at an exchange ratio of one share of our common stock, or one one-thousandth of a share of our Series A junior participating preferred stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Stockholder Right subject to adjustment.

Until a Stockholder Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Telewest (other than as a holder of common stock), including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Stockholder Rights Agreement may be amended by our board of directors prior to the Stockholder Rights Distribution Date. After the Stockholder Rights Distribution Date, the provisions of the Stockholder Rights Agreement may be amended by our board of directors in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Stockholders Rights, or to shorten or lengthen any time period under the Stockholder Rights Agreement, except that the Stockholder Rights Agreement may not be supplemented or amended to lengthen (1) a time period relating to when the Stockholder Rights may be redeemed at such time as when the Stockholder Rights are not then redeemable; or (2) any other time period unless any such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Stockholder Rights under the Stockholder Rights Agreement. The foregoing notwithstanding, no amendment may be made to the Stockholder Rights Agreement at a time when the Stockholder Rights are not redeemable except to cure any ambiguity or correct or supplement any provision contained in the Stockholder Rights Agreement that may be defective or inconsistent with any other provision therein.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York.

Special Provisions of the Certificate of Incorporation

Our certificate of incorporation contains the provisions summarized below, among others. These provisions may have the effect, alone or in combination with each other or with the existence of our authorized but unissued common stock and any series of our preferred stock, of delaying, deferring or preventing a change in control of Telewest, of making it more difficult to remove or change the composition of the incumbent board of directors and its officers, of being adverse to stockholders who desire to participate in a tender offer and of depriving stockholders of possible opportunities to sell their Telewest common stock at a premium to market prices.

Our certificate of incorporation provides that the directors are divided into three classes, each of which serves a staggered three-year term, and that vacancies on our board of directors that may occur between annual meetings may be filled by the members of the board. In addition, this provision specifies that any director elected to fill a vacancy on our board of directors will serve for the balance of the term of the replaced director. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Our certificate of incorporation also provides that directors can be removed by the stockholders only for cause and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the capital stock that by its terms may be voted generally in the election of our directors, voting together as a single class.

Our certificate of incorporation provides that only a majority of our board of directors (or a committee thereof), its chairman or president may call a special meeting of the stockholders and that stockholders may not act by written consent.

Our certificate of incorporation also provides that no Telewest director will be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the elimination from, or limitation of, liability is not permitted under the DGCL.

Section 145 of the DGCL authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, although in the case of proceedings brought by or in the right of the corporation, indemnification is limited to expenses actually and reasonably incurred in defense or settlement and is not permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. Our certificate of incorporation requires us to indemnify our officers and directors in accordance with our by-laws to the fullest extent authorized by the DGCL.

Through our certificate of incorporation, we have elected to be governed by Section 203 of the DGCL. Generally, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the time that such stockholder becomes an interested stockholder, unless:

•	prior to that time either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares held by persons who are both directors and officers and certain employee stock plans; or

•	at or subsequent to such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A business combination includes certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation’s voting stock.

An amendment to any of the provisions of our certificate of incorporation relating to the following matters requires the affirmative vote of the holders of at least 66 2/3% of our outstanding shares then entitled to be voted on all matters submitted to our stockholders generally:

•	the classification of directors;

•	the removal of directors;

•	the prohibition on action by written consent of stockholders;

•	special meetings of stockholders;

•	certain liabilities of directors;

•	amendments to the by-laws;

•	indemnification of directors and officers;

•	the applicability of Section 203 of the DGCL to Telewest; and

•	Article XII of our certificate of incorporation, which imposes these super-majority voting requirements.

The requirement of a super-majority stockholder vote is designed to prevent a stockholder who controls a majority of the outstanding shares of our capital stock that by its terms may be voted on all matters submitted to stockholders generally from avoiding the super-majority voting requirements of the provisions listed above by simply amending or repealing these provisions.

Special By-laws Provisions

Our by-laws provide that to be properly brought before the annual or any special stockholders’ meeting, business must be:

•	specified in the notice of meeting, or any supplement or amendment thereto, given by or at the direction of our board of directors;

•	otherwise properly brought before the meeting by or at the direction of our board of directors; or

•	solely in the case of the annual meeting, otherwise properly brought before the meeting by a stockholder who timely gives notice to us in writing and who is a stockholder of record on the date of giving of notice and on the record date for the meeting.

To be timely, a stockholder’s written notice must be delivered to or mailed and received at our principal executive offices not less than 75 days nor more than 90 days prior to the first anniversary of the date of the preceding year’s annual meeting; provided that if the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder, to be timely, must be received by us not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made, whichever first occurs.

A stockholder may nominate directors only if the stockholder delivers timely written notice to us (and is a stockholder of record on the date of giving notice and on the record date for the meeting), in the case of: (x) an annual meeting, not less than 75 days nor more than 90 days prior to the first anniversary of the date of the preceding year’s annual meeting; provided that in the event the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder, to be timely, must be received by us not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made, whichever first occurs; and (y) a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or the public disclosure was made, whichever first occurs.

Our by-laws provide that we may purchase and maintain insurance on behalf of any of our directors, officers, employees or agents against any liability that may be asserted against him or her. We will maintain liability insurance covering our directors and officers for claims asserted against them or incurred by them in their capacity as directors and officers. We have also entered into indemnification agreements with our directors and officers and the directors and officers of our subsidiaries.

SHARES ELIGIBLE FOR FUTURE SALE

The ordinary shares of Telewest Communications historically traded on the London Stock Exchange under the symbol “TWT” and its ADSs traded on the Nasdaq National Market under the symbol “TWSTY.” Prior to the completion of Telewest Communications’ schemes of arrangement, however, there was no public market for Telewest common stock, with the exception of limited “when issued” trading on the over the counter market. Sales of a substantial number of shares in the future could significantly reduce the market price of our common stock. Moreover, the perception that such sales may occur could depress the trading price of the common stock for a considerable period. Such sales, and the possibility of such sales, could make it more difficult for us to sell equity, or equity-related securities, in the future at a time, and price, that we consider appropriate.

There are approximately 245 million shares of our common stock outstanding. All such shares are freely tradeable without restriction or further registration under the Securities Act, unless the shares are held by persons who were affiliates of Telewest Communications prior to the financial restructuring, whether or not they are affiliates of Telewest, or affiliates of Telewest after the financial restructuring, whether or not they were affiliates of Telewest Communications, in which case they may only be sold in compliance with the limitations described below or pursuant to registration under the Securities Act of 1933, as amended.

Registration Rights

As part of the financial restructuring, we entered into a registration rights agreement for the benefit of all persons whose resales of shares of our common stock received in the financial restructuring may be subject to the limitations of Rule 145 under the Securities Act. These persons consist of some of the creditors receiving shares of our common stock in the financial restructuring, and are identified as selling stockholders in this prospectus. These persons will be permitted under the registration statement of which this prospectus is a part to sell the common stock being offered from time to time on any stock exchange or automated interdealer quotation system on which the offered common stock may be listed or quoted, in the over-the-counter market, in privately negotiated transactions or otherwise. In addition, pursuant to the registration rights agreement, these persons, have rights, subject to various conditions, to require us to file one or more additional registration statements or to include their shares in registration statements that we may file for ourselves or on behalf of other stockholders. See “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.”

Rule 144 Securities

Persons who were affiliates of Telewest Communications prior to completion of the financial restructuring, whether or not they are affiliates of Telewest, and persons who are affiliates of Telewest after completion of the financial restructuring, whether or not they were affiliates of Telewest Communications, will be subject to the resale restrictions imposed by Rule 145(d) and Rule 144 under the Securities Act when they sell shares of our common stock, unless those shares have been registered under the Securities Act. Under these rules, they would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 2,450,000 shares immediately after the financial restructuring; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date the order to execute the transaction is received by the participating broker or market maker and, with respect to an affiliate selling pursuant to Rule 144, preceding the filing with the SEC of a notice on Form 144 with respect to such sale.

Sales under Rule 145(d) and Rule 144 are also subject to certain other requirements regarding the manner of sale and the availability of current public information about us.

Under Rule 145(d), a person would be able to sell their securities without limitation if (i) the person is not an affiliate of us, and a period of at least one year has elapsed since the date the securities were acquired and we continue to meet the public information requirements of Rule 144, or (ii) the person has not been an affiliate of us for at least three months and a period of at least two years has elapsed since the date the securities were acquired. In addition, pursuant to Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the 90 days preceding the sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell its shares without complying with the manner of sale, public information, volume limitations or notice provisions of Rule 144.

For purposes of the Securities Act, an “affiliate” is any person that directly or indirectly controls, or is controlled by, or is under common control with, the relevant entity. Stockholders who think they were affiliates of Telewest Communications or will be affiliates of Telewest should consult their own legal advisers.

PLAN OF DISTRIBUTION

Our common stock is being registered to permit public secondary trading of such common stock by the selling stockholders from time to time after the date of this prospectus. As used in this plan of distribution, “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer (all of whom may be selling stockholders) after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the offered common stock. We will bear all costs, fees and expenses incurred in connection with our obligation to register and the registration of the offered common stock.

The selling stockholders may sell the offered common stock from time to time on any stock exchange or automated interdealer quotation system on which the offered common stock may be listed or quoted, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices otherwise negotiated. The selling stockholders may sell the offered common stock in one or more transactions by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the offered common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the offered common stock is listed or quoted, including the Nasdaq National Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales;

•	through the writing of put or call options relating to the offered common stock, whether or not the options are listed on an options exchange or otherwise;

•	through the distribution of the offered common stock by any selling stockholders to its members or stockholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of the above methods of sale or otherwise.

The selling stockholders may also transfer the securities by gift.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the offered common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the offered common stock at a stipulated price per security. If the broker-dealer is unable to sell the offered common stock acting as agent for a selling stockholder, it may purchase as principal any unsold offered common stock at the stipulated prices. Broker-dealers who acquire securities as principals may thereafter resell the offered common stock from time to time in transactions in any stock exchange or automated interdealer quotation system on which the offered common stock is then listed or quoted, including the Nasdaq National Market, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

In connection with sales of the offered common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered common stock in the course of hedging positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the offered common stock by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer that offered common stock. A selling stockholder may also loan or pledge the offered common stock to a broker-dealer and the broker-dealer may sell the offered common stock so loaned or upon a default may sell or otherwise transfer the offered common stock so pledged. The selling stockholder may also sell offered common stock short and deliver offered common stock to close out short positions and in those instances, this prospectus may be delivered in connection with the short sales and the offered common stock may be used to cover short sales or loan or pledge offered common stock to broker-dealers that in turn may sell such offered common stock.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the offered common stock owned by it. If a selling stockholder defaults in performance of the secured obligations, pledgees or secured parties may, upon foreclosure, offer and sell the offered common stock from time to time and shall, for such purposes, be deemed to be a selling stockholder. A selling stockholder may also transfer and donate the offered common stock in other circumstances. If a selling stockholder’s offered common stock is sold as a result of a foreclosure or a selling stockholder donates or otherwise transfers its stock, the number of shares of the offered common stock beneficially owned by it will decrease as and when such actions are taken. The plan of distribution for the offered common stock will otherwise remain unchanged.

Any underwriters, dealers, brokers or agents participating in the distribution of the offered common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stock, for whom they may act as agent or to whom they may sell as principal (which compensation as to a particular broker-dealer might be in excess of those customary in the types of transactions involved).

In addition, any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act may be sold in open market transactions in reliance on Rule 144 rather than pursuant to this prospectus.

Our shares of common stock have been accepted for inclusion for quotation on the Nasdaq National Market under the symbol “TLWT.”

The selling stockholders and any broker-dealer participating in the distributions or sale of the offered common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

To the extent required under the Securities Act, the name of the selling stockholder, the aggregate amount of a selling stockholder’s offered common stock being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commissions paid or discounts or concessions allowed with respect to a particular offer and that such agent, broker, dealer or underwriter did not conduct any investigation to verify the information set out in this prospectus and other facts material to the transaction will be set forth in an accompanying prospectus supplement.

Under the securities laws of certain states, the offered common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the offered common stock may not be sold unless the offered common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling stockholders and any other person participating in the sale or distribution of the offered common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the offered common stock by the selling stockholders and any other such person. The anti-manipulation rules under the Exchange Act may apply to sales of offered common stock in the market and to the activities of the selling stockholders and their affiliates.

Furthermore, Regulation M may restrict the ability of any person engaged in the sale or distribution of the offered common stock to engage in marketing-making activities with respect to the particular offered common stock being sold or distributed for a period of up to five business days before the sale or distribution. All of the foregoing may affect the marketability of the offered common stock and the ability of any person or entity to engage in market-making activities with respect to the offered common stock.

The selling stockholders and each other person who participates as an underwriter in the offering or sale of the offered common stock, if any, will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We will be indemnified by the selling stockholders in certain circumstances against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in the connection therewith.

We agreed to register the securities under the Securities Act, and to keep the registration statement of which this prospectus is a part, effective until the earlier of the date on which all selling stockholders have disposed of all offered common stock and two years from the date on which the Telewest Communications scheme of arrangement is declared effective. We have agreed to pay all expenses in connection with this offering, including the fees and expenses of one counsel to the selling stockholders, but not including underwriting discount, concessions, commissions or fees of the selling stockholders.

Upon sale pursuant to the registration statement of which this prospectus forms a part, the offered common stock will be freely tradable in the hands of persons other than our affiliates.

We cannot assure you that the selling stockholders will sell all or any portion of the offered common stock.

The term offered common stock as used in this plan of distribution means all stock covered by, and offered, in the registration statement of which this prospectus is a part.

UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a “United States person” for such purposes.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion does not consider:

•	U.S. state or local or non-U.S. tax consequences;

•	all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

Cash distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty, unless at least 80% of our gross income from all sources for the previous three years (or, if shorter, the number of years that we have been in existence) consists of foreign source income attributable to the conduct of a trade or business outside the United States. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

A non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

•	in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

•	in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust”, “foreign simple trust”, or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder, you will be exempt from backup withholding tax if you provide a Form W-8BEN certifying that you are a non-U.S. holder or you otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your common stock though a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	is a foreign partnership, if at any time during its tax year;

•	one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

•	the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish an exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed refund claim with the U.S. Internal Revenue Service.

EXPERTS

The consolidated financial statements of Telewest Communications plc as of December 31, 2003 and December 31, 2002 and for each of the three years ended December 31, 2003, and the consolidated financial statements of Telewest as of December 31, 2003 and for the year ended December 31, 2003 have been included in this prospectus in reliance on the reports of KPMG Audit plc, an independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting.

The audit report covering the December 31, 2003, 2002 and 2001 consolidated financial statements of Telewest Communications plc contains an explanatory paragraph that states that Telewest Communications plc has incurred recurring losses, has a net shareholders’ deficit and is undergoing financial restructuring which raises substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The audit report covering the December 31, 2002 consolidated financial statements states that such consolidated financial statements have been restated.

The audit report covering the December 31, 2002 and 2001 consolidated financial statements refers to a change in accounting for business combinations, goodwill and other intangible assets and derivative instruments.

LEGAL MATTERS

Certain legal matters with respect to US law, including the validity of Telewest common stock hereby registered, will be passed upon by Fried, Frank, Harris, Shriver & Jacobson (London) LLP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENT S

Page
Telewest Global, Inc.
Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm to the Board and Shareholder of Telewest Global, Inc.—KPMG Audit plc	F-2
Consolidated Statement of Operations for the period November 12, 2003 to December 31, 2003	F-3
Consolidated Balance Sheet as of December 31, 2003	F-4
Consolidated Statement of Cash Flows for the period November 12, 2003 to December 31, 2003	F-5
Consolidated Statement of Shareholder’s Equity/(Deficit) and Comprehensive Income for the period November 12, 2003 to December 31, 2003	F-6
Notes to the Consolidated Financial Statements	F-7

Unaudited Interim Consolidated Financial Statements:
Unaudited Consolidated Statement of Operations for the three months ended March 31, 2004	F-8
Unaudited Consolidated Balance Sheets as of December 31, 2003 and March 31, 2004	F-9
Unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2004	F-10
Unaudited Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income for the three months ended March 31, 2004 and for the period November 12, 2003 to December 31, 2003	F-11
Notes to the Unaudited Interim Consolidated Financial Statements	F-12

Telewest Communications plc
Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm to the Board and Shareholders of Telewest Communications plc—KPMG Audit plc	F-14
Consolidated Statements of Operations for the years ended December 31, 2001, December 31, 2002 and December 31, 2003	F-15
Consolidated Balance Sheets as of December 31, 2002 and December 31, 2003	F-16
Consolidated Statements of Cash Flows for the years ended December 31, 2001, December 31, 2002 and December 31, 2003	F-17
Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Loss for the years ended December 31, 2001, December 31, 2002 and December 31, 2003	F-18
Notes to the Consolidated Financial Statements	F-19

Unaudited Interim Condensed Consolidated Financial Statements:
Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2003 and March 31, 2004	F-50
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2003 and March 31, 2004	F-51
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2003 and March 31, 2004	F-52
Notes to the Unaudited Condensed Consolidated Financial Statements	F-53

Telewest Global, Inc.

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

to the Board of Directors and Shareholder of Telewest Global, Inc.

We have audited the accompanying consolidated balance sheet of Telewest Global, Inc. and subsidiary as of December 31, 2003 and the related consolidated statement of operations, shareholders’ equity/(deficit) and comprehensive income, and cash flow for the period then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telewest Global, Inc. and subsidiary as of December 31, 2003 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG Audit Plc

KPMG Audit Plc

London, England

March 23, 2004

Telewest Global, Inc.

Consolidated Statement of Operations

for the period November 12, 2003 to December 31, 2003

$
Revenue	—
Operating costs and expenses	(337,655)
Operating loss	(337,655)
Other expenses	—
Loss before income taxes	(337,655)
Income tax	—
Net loss	(337,655)

See accompanying notes to the consolidated financial statements.

Telewest Global, Inc.

Consolidated Balance Sheet

December 31, 2003

$
Assets
Other receivables	10
Total assets	10
Liabilities and shareholder’s deficit
Other liabilities	337,655
Total liabilities	337,655
Shareholder’s deficit
Preferred stock—$0.01 par value; authorized 5,000,000 shares, issued none	—
Common stock—$0.01 par value; authorized 1,000,000,000 shares, issued 1	—
Additional paid-in capital	10
Accumulated deficit	(337,655)
Total shareholder’s deficit	(337,645)

Total liabilities and shareholder’s deficit	10

See accompanying notes to the consolidated financial statements.

Telewest Global, Inc.

Consolidated Statement of Cash Flows

for the period November 12, 2003 to December 31, 2003

There were no cash flows in the period and consequently no statement of cash flows has been presented.

See accompanying notes to the consolidated financial statements.

Telewest Global, Inc.

Consolidated Statement of Shareholder’s Equity/(Deficit) and

Comprehensive Income

for the period November 12, 2003 to December 31, 2003

	Common stock $	Additional paid-in capital $	Other comprehensive income $	Accumulated deficit $	Total $
Common stock issued ($0.01 par value)	—	10	—	—	10
Net loss	—	—	—	(337,655)	(337,655)
Balance at December 31, 2003	—	10	—	(337,655)	(337,645)

There was no other comprehensive income in the period November 12, 2003 to December 31, 2003.

See accompanying notes to the financial statements.

Telewest Global, Inc.

Notes to Consolidated Financial Statements

period ended December 31, 2003

1    ORGANIZATION AND HISTORY

Telewest Global, Inc. (“the Company”) was incorporated in the US state of Delaware on November 12, 2003, as a wholly owned subsidiary of Telewest Communications plc. As a result of the planned financial restructuring of Telewest Communications plc and its subsidiaries, the Company is expected to become the ultimate holding company for the operating companies that currently carry on the business of the Telewest group. The Telewest Global, Inc. group has no assets other than shares of Telewest UK Limited, a subsidiary newly formed under the laws of England and Wales. Telewest UK Limited currently has no assets. Neither the Company nor Telewest UK Limited have any operating history.

2    BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The consolidated financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons:

Telewest Communications plc currently provides financial support to the Telewest Global, Inc. Group ensuring that liabilities can be met as they fall due. Such financial support will continue until the successful completion of the planned financial restructuring, which will provide for the transfer of the subsidiaries of Telewest Communications plc to Telewest UK Limited.

3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly owned subsidiary. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting.

4    BUSINESS COMBINATIONS

The Company acquired the entire issued share capital of Telewest UK Limited on November 26, 2003, for a deferred consideration of $2. The acquisition has been accounted for using the purchase method of accounting. No goodwill arose on the acquisition.

5    OTHER LIABILITIES

$
Professional service fees	236,927
Directors’ fees and expenses payable	78,100
Franchise tax liability	22,628
337,655

6     SHAREHOLDER’S EQUITY

On November 26, 2003, the Company issued one share of common stock – par value $0.01 for a consideration of $10.

7     RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company has entered into a number of arrangements with its parent, Telewest Communications plc. These arrangements include the directors and officers liability insurance policy applicable to Telewest Communications plc being extended to cover the directors and officers of the Company, and also shared service arrangements in respect of certain employees and facilities of Telewest Communications plc. No costs in respect of these arrangements have been borne during the period by the Company.

Telewest Global, Inc.

Unaudited Interim Consolidated Financial Statements

Unaudited Consolidated Statement of Operations

(in dollars)

For the three months ended March 31, 2004

Three months ended March 31, 2004 $
Revenue	—
Operating costs and expenses	(108,077)
Operating loss	(108,077)
Other expenses	—
Loss before income taxes	(108,077)
Income taxes	—
Net loss	(108,077)

See accompanying notes to the unaudited consolidated financial statements.

Telewest Global, Inc.

Unaudited Consolidated Balance Sheets

(in dollars, except share data)

December 31, 2003 and March 31, 2004

	March 31, 2004 $	December 31, 2003 $
Assets
Current assets:
Other receivables	10	10
Total assets	10	10

Liabilities and shareholder’s deficit
Other liabilities	445,732	337,655
Total liabilities	445,732	337,655
Shareholder’s deficit
Preferred stock—$0.01 par value; authorized 5,000,000 shares, issued none (2004 and 2003)	—	—
Common stock—$0.01 par value; authorized 1,000,000,000 shares, issued 1 (2004 and 2003)	—	—
Additional paid-in capital	10	10
Accumulated deficit	(445,732)	(337,655)
Total shareholder’s deficit	(445,722)	(337,645)
Total liabilities and shareholder’s deficit	10	10

See accompanying notes to the unaudited consolidated financial statements.

Telewest Global, Inc.

Unaudited Consolidated Statement of Cash Flows

(in dollars)

For the three months ended March 31, 2004

There were no cash flows in the three months ended March 31, 2004 and consequently no statement of cash flows has been presented.

See accompanying notes to the unaudited consolidated financial statements.

Telewest Global, Inc.

Unaudited Consolidated Statements of Shareholder’s Equity/(Deficit) and Comprehensive Income

(in dollars, except share data)

For the three months ended March 31, 2004 and for the period November 12, 2003 to December 31, 2003

	Common stock $	Additional paid-in capital $	Other comprehensive income $	Accumulated Deficit $	Total $
Common stock issued ($0.01 par value)	—	10	—	—	10
Net loss	—	—	—	(337,655)	(337,655)
Balance at December 31, 2003	—	10	—	(337,655)	(337,645)
Net loss	—	—	—	(108,077)	(108,077)
Balance at March 31, 2004	—	10	—	(445,732)	(445,722)

There was no other comprehensive income in the three months ended March 31, 2004 and for the period November 12, 2003 to December 31, 2003.

See accompanying notes to the unaudited consolidated financial statements.

Telewest Global, Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

For the three months ended March 31, 2004 and for the period November 12, 2003 to December 31, 2003

1.    ORGANIZATION AND HISTORY

Telewest Global, Inc. (“the Company”) was incorporated in the US state of Delaware on November 12, 2003, as a wholly owned subsidiary of Telewest Communications plc (“Telewest”). As a result of the planned financial restructuring of Telewest and its subsidiaries, the Company is expected to become the ultimate holding company for the operating companies that currently carry on the business of the Telewest group. The Company acquired the entire issued share capital of Telewest UK Limited, a subsidiary newly formed under the laws of England and Wales, on November 26, 2003. Neither the Company nor Telewest UK Limited has any operating history.

2.    BASIS OF PREPARATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2004 will not be indicative of the results that may be expected for the year ending December 31, 2004.

The consolidated financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons:

Telewest Communications plc currently provides financial support to the Telewest Global, Inc. Group ensuring that liabilities can be met as they fall due. Such financial support will continue until the successful completion of the planned financial restructuring, which will provide for the transfer of the subsidiaries of Telewest Communications plc to Telewest UK Limited.

The consolidated balance sheet at December 31, 2003 has been derived from the audited consolidated financial statements at that date.

The accompanying unaudited consolidated financial statements have been prepared in US dollars, which represents the appropriate reporting currency of the Telewest Global, Inc. group for the period covered by this Quarterly Report. Telewest Global, Inc. was incorporated with the expectation that it will acquire substantially all of the assets of Telewest upon completion of the planned financial restructuring of Telewest. Telewest’s business operates solely in the United Kingdom and consequently, upon completion of its financial restructuring, substantially all the Company’s revenues and expenses will be derived from the United Kingdom. Upon successful completion of the financial restructuring, the Telewest Global, Inc. group will adopt pounds sterling as its reporting currency for all subsequent filings.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly owned subsidiary. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting.

4.    BUSINESS COMBINATIONS

The Company acquired the entire issued share capital of Telewest UK Limited on November 26, 2003, for a consideration of $2. The acquisition has been accounted for using the purchase method of accounting. No goodwill arose on the acquisition.

5.    OTHER LIABILITIES

	March 31, 2004 $	December 31, 2003 $
Professional service fees	247,871	236,927
Directors fees and expenses payable	175,233	78,100
Franchise tax liability	22,628	22,628
	445,732	337,655

Telewest Global, Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

For the three months ended March 31, 2004 and for the period November 12, 2003 to December 31, 2003

6.    SHAREHOLDERS EQUITY

On November 26, 2003, the Company issued one share of common stock – par value $0.01 to Telewest Communications plc for consideration of $10.

7.    RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company has entered into a number of arrangements with its parent, Telewest. These arrangements include the directors and officers liability insurance policy applicable to Telewest being extended to cover the directors and officers of the Company, and also shared service arrangements in respect of certain employees and facilities of Telewest. No costs in respect of these arrangements have been borne during the three months ended March 31, 2004 by the Company.

Telewest Communications plc

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telewest Communications plc

We have audited the accompanying consolidated balance sheets of Telewest Communications plc and subsidiaries (the Group) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity/(deficit) and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements on pages F-15 to F-49 present fairly, in all material respects, the financial position of Telewest Communications plc and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the financial statements, the Group has suffered recurring losses, has a net shareholders’ deficit and is undergoing financial restructuring and this raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 3 to the consolidated financial statements, the 2002 consolidated financial statements have been restated.

As discussed in note 4 to the consolidated financial statements, the Group adopted SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets, in 2002.

As discussed in note 4 to the consolidated financial statements, the Group changed its method of accounting for derivative instruments and hedging activities in 2001.

/s/ KPMG Audit Plc

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London, England

March 23, 2004

Telewest Communications plc

Consolidated Statements of Operations

years ended December 31

		2003		2002
		(Note 2)	2003	Restated	2001
	Notes	$ million	£ million	£ million	£ million
Revenue
Consumer Sales Division
Cable television		565	317	336	329
Consumer telephony		839	470	495	488
Internet and other		214	120	63	40
		1,618	907	894	857
Business Sales Division		496	278	283	268
Total Cable Segment		2,114	1,185	1,177	1,125
Content Segment		202	113	106	129
Total revenue		2,316	1,298	1,283	1,254
Operating costs and expenses
Cable programming expenses		(223)	(125)	(128)	(142)
Cable telephony expenses		(344)	(193)	(218)	(235)
Content segment expenses		(145)	(81)	(70)	(83)
Depreciation		(694)	(389)	(495)	(469)
Impairment of fixed assets		—	—	(841)	—
Cost of sales		(1,406)	(788)	(1,752)	(929)
Selling, general and administrative expenses		(874)	(490)	(526)	(497)
Amortization of goodwill		—	—	—	(183)
Impairment of goodwill		—	—	(1,445)	(766)
		(2,280)	(1,278)	(3,723)	(2,375)
Operating profit/(loss)		36	20	(2,440)	(1,121)
Other income/(expense)
Interest income (including £11 million, £12 million and £15 million in 2003, 2002 and 2001, respectively, from joint ventures and associates)	22	43	24	19	15
Interest expense (including amortization of debt discount)		(871)	(488)	(528)	(487)
Foreign exchange gains, net		478	268	213	—
Share of net profit/(losses) of affiliates and impairment		2	1	(118)	(216)
Other, net		14	8	36	(3)
Minority interests in losses of consolidated subsidiaries, net		—	—	1	1
Loss before income taxes		(298)	(167)	(2,817)	(1,811)
Income tax (charge)/benefit	17	(29)	(16)	28	70
		(327)	(183)	(2,789)	(1,741)
Basic and diluted loss per ordinary share		$(0.11)	£(0.06)	£(0.97)	£(0.60)
Weighted average number of ordinary shares outstanding (millions)		2,874	2,874	2,873	2,880

All income is derived from continuing operations.

See accompanying notes to the consolidated financial statements.

Telewest Communications plc

Consolidated Balance Sheets

December 31

		2003		2002
		(Note 2)	2003	Restated
	Notes	$ million	£million	£million
Assets
Cash and cash equivalents		762	427	390
Secured cash deposits restricted for more than one year	21	23	13	12
Trade receivables (net of allowance for doubtful accounts of £13 million and £12 million)	12	203	114	120
Other receivables	9	69	39	68
Prepaid expenses		29	16	27
Total current assets		1,086	609	617
Investment in affiliates, accounted for under the equity method, and related receivables	10	646	362	376
Property and equipment (net of accumulated depreciation of £3,542 million and £3,196 million)	11	4,320	2,421	2,598
Goodwill (net of accumulated amortization of £2,593 million and £2,593 million)	6	798	447	447
Inventory	14	48	27	28
Other assets (net of accumulated amortization and write offs of £82 million and £76 million)	13	41	23	29
Total assets		6,939	3,889	4,095
Liabilities and shareholders’ funds
Accounts payable		175	98	110
Other liabilities	15	1,443	809	633
Debt repayable within one year	16	9,433	5,287	5,444
Capital lease obligations repayable within one year		159	89	77
Total current liabilities		11,210	6,283	6,264
Deferred tax	17	193	108	85
Debt repayable after more than one year	16	11	6	6
Capital lease obligations repayable after more than one year		91	51	127
Total liabilities		11,505	6,448	6,482
Minority interests		(2)	(1)	(1)
Shareholders’ (deficit)/equity
Ordinary shares, 10 pence par value; 4,300 million authorized; 2,874 million and 2,873 million issued in 2003 and 2002 respectively		512	287	287
Limited voting convertible ordinary shares, 10 pence par value; 300 million authorized; 82 million and 82 million outstanding in 2003 and 2002 respectively		14	8	8
Additional paid in capital		7,535	4,223	4,223
Accumulated deficit		(12,625)	(7,076)	(6,893)
Accumulated other comprehensive loss	20	—	—	(11)
Total shareholders’ deficit		(4,564)	(2,558)	(2,386)
Total liabilities and shareholders’ equity		6,939	3,889	4,095
Commitments and contingencies	21

See accompanying notes to the consolidated financial statements.

Telewest Communications plc

Consolidated Statements of Cash Flows

years ended December 31

	2003		2002
	(Note 2)	2003	Restated	2001
	$ million	£ million	£ million	£ million
Cash flows from operating activities
Net loss	(327)	(183)	(2,789)	(1,741)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	694	389	495	469
Impairment of fixed assets	—	—	841	—
Amortization of goodwill	—	—	—	183
Impairment of goodwill	—	—	1,445	766
Amortization and write off of deferred financing costs and issue discount on Senior Discount Debentures	166	93	114	99
Deferred tax charge/(credit)	41	23	(28)	(70)
Unrealized gains on foreign currency translation	(478)	(268)	(213)	(10)
Non-cash accrued share based compensation (credit)/cost	—	—	(1)	1
Share of net (profits)/losses of affiliates and impairment	(2)	(1)	(10)	216
(Profit)/loss on disposal of assets	(14)	(8)	92	4
Minority interests in losses of consolidated subsidiaries	—	—	—	(1)
Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries
Change in receivables	50	28	19	25
Change in prepaid expenses	18	10	6	6
Change in accounts payable	(18)	(10)	17	3
Change in other liabilities	424	238	100	62
Change in other assets	(5)	(3)	15	1
Net cash provided by operating activities	549	308	103	13
Cash flows from investing activities
Cash paid for property and equipment	(406)	(228)	(448)	(548)
Cash paid for acquisition of subsidiaries, net of cash acquired	(2)	(1)	—	(6)
Additional investments in and loans to affiliates	—	—	—	(26)
Repayment of loans made to joint ventures, net	12	7	9	9
Proceeds from disposal of assets	—	—	1	2
Disposal of subsidiary undertaking, net of cash disposed	—	—	14	8
Disposal of associate undertaking, net of cash disposed	18	10	59	—
Net cash used in investing activities	(378)	(212)	(365)	(561)
Cash flows from financing activities
Proceeds from exercise of share options	—	—	—	6
Proceeds from issue of Accreting Convertible Notes 2003	—	—	—	30
Issue costs of Notes and credit facility arrangement costs	—	—	—	(41)
Net proceeds from maturity of forward contracts	—	—	76	—
(Placement)/release of restricted deposits	(2)	(1)	8	(8)
Repayments from borrowings under old credit facilities	(2)	(1)	(2)	(824)
Repayment of SMG equity swap	—	—	(33)	—
Proceeds from borrowings under new credit facilities	—	—	640	1,393
Capital element of finance lease repayments	(101)	(57)	(51)	(54)
Net cash (used)/provided by financing activities	(105)	(59)	638	502
Net increase/(decrease) in cash and cash equivalents	66	37	376	(46)
Cash and cash equivalents at beginning of year	696	390	14	60
Cash and cash equivalents at end of year	762	427	390	14

See accompanying notes to the consolidated financial statements.

Telewest Communications plc

Consolidated Statements of Shareholders’ Equity/(Deficit) and

Comprehensive Loss

	Ordinary shares	Limited voting shares	Shares held in trust	Additional paid-in capital	Other Comprehensive loss	Accumulated deficit	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Balance at December 31, 2000	288	6	(2)	4,216	—	(2,363)	2,145
Unrealised gain/(loss) on derivative financial instruments:
Cumulative effects of accounting change	—	—	—	—	(16)	—	(16)
Amounts reclassified into earnings	—	—	—	—	(5)	—	(5)
Current period increase in fair value	—	—	—	—	57	—	57
Net loss	—	—	—	—	—	(1,741)	(1,741)

Total comprehensive loss							(1,705)
Unrealised gain on deemed partial disposal of investment	—	—	—	—	1	—	1
Ordinary shares issued on exercise of share options	1	—	1	6	—	—	8
Gain on retranslation of investment in an overseas subsidiary	—	—	—	1	—	—	1
Redesignation of ordinary shares	(2)	2	—	—	—	—	—
Accrued share based compensation cost	—	—	—	1	—	—	1
Balance at December 31, 2001	287	8	(1)	4,224	37	(4,104)	451
Unrealised gain/(loss) on derivative financial instruments:
Amounts reclassified into earnings	—	—	—	—	(48)	—	(48)
Net loss (restated)	—	—	—	—	—	(2,789)	(2,789)

Total comprehensive loss (restated)							(2,837)
Accrued share based compensation cost/(credit)	—	—	1	(1)	—	—	—
Balance at December 31, 2002 (restated)	287	8	—	4,223	(11)	(6,893)	(2,386)
Unrealised gain/(loss) on derivative financial instruments:
Amounts reclassified into earnings	—	—	—	—	11	—	11
Net loss	—	—	—	—	—	(183)	(183)

Total comprehensive loss							(172)
Balance at December 31, 2003	287	8	—	4,223	—	(7,076)	(2,558)

See accompanying notes to the consolidated financial statements.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

1    ORGANIZATION AND HISTORY

Telewest Communications plc (“the Company”) and its subsidiary undertakings (together “the Group”) provide cable television, telephony and internet services to business and residential customers in the United Kingdom (“UK”). The Group derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Group derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The Group derives its internet revenues from installation fees and monthly subscriptions to its internet service provider. The cable segment represents 91% of the Group’s revenue.

The Group is also engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-television broadcasting market. The Content Segment accounts in 2003 for approximately 9% of the Group’s revenue.

2    BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s significant estimates and assumptions include capitalisation of labor and overhead costs; impairment of goodwill and long-lived assets (see note 6); and accounting for debt and financial instruments (see note 5). Actual results could differ from those estimates.

The financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons:

Following the directors’ decision on September 30, 2002 not to pay the interest on certain of the Group’s bonds and other hedging instruments, the Group is now in default of its bonds and its Senior Secured Facility.

These liabilities are now due for repayment in full and the Group is negotiating with its bondholder creditors (the ‘Scheme Creditors’) and bank facility creditors (‘Senior Lenders’) to effect a reorganization of the Group’s debt. This will involve, among other things, the conversion of bond debt to equity and the renegotiation of existing bank facilities. The directors believe the amended facilities will provide the Group with sufficient liquidity to meet the Group’s funding needs after completion of the financial restructuring. Further details of the planned financial restructuring are included below. In order for the financial restructuring to be effective, the Scheme Creditors need to approve the plans by the relevant statutory majority. In addition, the Group’s shareholders need to approve the transfer of substantially all of the Group’s assets in connection with the financial restructuring.

The directors are of the opinion that the status of negotiations of the financial restructuring will lead to a successful outcome and that this is sufficient grounds for issuing the annual financial statements under the assumption of going concern.

The effect on the financial statements as presented, of the going concern basis of preparation being inappropriate, is principally that the book value of tangible fixed assets and investments would be restated from their present value in use to a net realizable value. While the directors believe that the net realizable values would be lower than the current value in use there is insufficient information available for the directors to quantify the difference.

The Group faces the following significant risks and uncertainties about:

•	its continued ability to raise finance to fund its operations;

•	its successful execution of its long term business plan, which in turn will affect the Group’s ability to raise further finance under the Senior Secured Facility (see note 16); and

•	the need to meet financial and other covenants relating to debt instruments which have already been issued.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The economic environment in which the Group operates is the United Kingdom, and therefore its reporting currency is sterling (£). Certain financial information for the year ended December 31, 2003 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.7842 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

Financial Restructuring

On September 30, 2002 the Company announced that it had reached a non-binding preliminary agreement relating to a restructuring of its balance sheet with an ad hoc committee of its bondholders (the ‘bondholder committee’). That agreement provided for the cancellation of all outstanding notes and debentures (the ‘Notes’) (approximately £3,500 million) and certain other unsecured foreign exchange hedge contracts (the ‘Hedge Contracts’) (approximately £33 million) in exchange for new ordinary shares (the ‘New Shares’) representing 97% of its issued share capital immediately after the financial restructuring. Under that agreement the Company’s current ordinary shareholders would have received the remaining 3% of its issued ordinary share capital.

The Company also announced on September 30, 2002 that it was deferring payment of interest under certain of its Notes and the amounts due on the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under the existing Senior Secured Facility and the bonds. Based on one such default, in respect of non-payment of approximately £10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition with a UK Court to wind the Company up. The Company intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will significantly delay or impede the financial restructuring process. The Company expects to meet its obligations to its suppliers and trade creditors and this legal action is expected to have no impact on customer service.

On January 15, 2003, the Company announced that it had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of its Senior Lenders and the bondholder committee. In addition, the terms of these facilities had received credit committee approval, subject to documentation and certain other issues, from all of its Senior Lenders, save for those banks which are also creditors by virtue of the unsecured hedge contracts with which the Company will deal in the overall financial restructuring. These amended facilities will replace the existing Senior Secured Facility and are conditional on various matters, including the satisfactory finalization of arrangements for dealing with foreign exchange creditors and the completion of the balance sheet restructuring. These amended credit facilities will provide the Company with substantial liquidity, which is expected to be sufficient to satisfy its cashflow requirements after completion of the financial restructuring.

On March 14, 2003, the Group notified the Senior Lenders that, as a result of two non-recurring items, an adverse VAT decision and legal and professional costs associated with the financial restructuring, and their impact on net operating cash flow, the Group would breach certain financial covenants under the existing Senior Secured Facility in respect of the quarter ended December 31, 2002. On May 16, 2003, the Group further notified the Senior Lenders that it was in breach of financial covenants for the three-month period ended March 31, 2003 (two covenants breached) due to continuing fees paid in connection with the financial restructuring and the tightening of covenants.

On June 9, 2003, the Company announced that it had been notified by the bondholder committee that, in order to obtain the support of certain of our bondholders, the bondholder committee had requested certain changes to the economic and other terms of the preliminary non-binding agreement relating to the financial restructuring with the bondholder committee, as announced on September 30, 2002.

On June 17, 2003, representatives of the bondholder committee provided the Company with a new proposal for the terms of the financial restructuring.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

On July 28, 2003, the Company announced that it expected the final terms of the financial restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the financial restructuring.

On November 26, 2003, the Company commenced the formal implementation of the financial restructuring by causing Telewest Global, Inc., a Delaware incorporated subsidiary that is expected to become the holding company of the Telewest group post restructuring, to file a registration statement with the US Securities and Exchange Commission (the “SEC”).

On January 20, 2004, the Company announced that it had caused Telewest Global, Inc. to file an amended registration statement with the SEC.

The Company continues to engage in negotiations with its bondholders, Senior Lenders and certain other major stakeholders and the directors believe that a final agreement will be achieved in due course.

3    RESTATEMENT

Subsequent to the issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2002, the Group have determined the need to adjust the classification of debt previously reflected as non-current in the consolidated balance sheet at December 31, 2002 and write off deferred financing costs as at December 31, 2002 relating to the restated debt. The adjustment of debt reclassifies £1,792 million from non-current “Debt repayable after more than one year” to “Debt repayable within one year”. The write off of deferred financing costs decreases other assets and increases interest expense and net loss as of and for the year ended December 31, 2002 by £11 million. There was no impact on the 2001 Consolidated Financial Statements.

These adjustments have been made because the Company recently determined that the effect of non-payment of a Hedge Contract of £10.5 million in 2002 triggered a default on an additional £1,792 million of bond debt as at December 31, 2002.

The Group also determined the need to accrue additional interest of £2 million relating to additional interest for bonds in default as at December 31, 2002. This adjustment increases interest expense, net loss, and other liabilities by £2 million as at and for the year ended December 31, 2002.

Balance Sheet (in £ millions)	Restated Impact on December 31, 2002
	As Reported	As Restated
Other assets	40	29
Total assets	4,106	4,095
Debt repayable within one year	3,652	5,444
Other liabilities	631	633
Total current liabilities	4,393	6,264
Debt repayable after more than one year	1,798	6
Accumulated deficit	(6,880)	(6,893)
Total shareholders’ deficit	(2,373)	(2,386)

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

Consolidated Statement of Operations (in £ millions, except per share data)	Restated Impact for the year ended December 31, 2002
	As Reported	As Restated
Interest expense	(515)	(528)
Net loss	(2,776)	(2,789)
Basic and diluted loss per ordinary share	£(0.97)	£(0.97)

Consolidated Statement of Shareholders’ Equity/(Deficit) and Comprehensive Loss (in £ millions)	Restated Impact on December 31, 2002
	As Reported	As Restated
Total comprehensive loss	(2,824)	(2,837)

4    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its majority owned subsidiaries. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting. Under this method, the results of subsidiaries and affiliates acquired in the year are included in the consolidated statement of operations from the date of acquisition.

Impairment of long lived assets and goodwill

The Group applies Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Group adopted, from January 1, 2002 SFAS 144, which requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is the amount by which the carrying value exceeds the fair value of the assets.

Business Combinations and Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations undertaken after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with Accounting Principles Board Opinion (“APB”) No.18, The Equity Method of Accounting for Investments in Common Stock. Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. Prior to July 1, 2001 goodwill and intangible assets were amortized on a constant basis over 20 years. No such amortization has been expensed since December 31, 2001. As of January 1, 2002 the Group had £2,199 million of unamortized goodwill, £1,892 million of which related to business combinations and £307 million of which related to equity method investments.

Impairment under SFAS 142 is measured using a two-step approach, initially based on a comparison of the reporting unit’s fair value to its carrying value; if the fair value is lower, then the second step compares the implied fair value of the goodwill with its carrying value to determine the amount of the impairment. In connection with SFAS 142’s transitional goodwill impairment evaluation, the Statement required the Company

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption of January 1, 2002. The Company compared the individual carrying value of its two reporting units, Cable and Content, to their respective fair values. The fair values of the respective reporting units were determined from an analysis of discounted cash flows based on the Company’s budgets and long range plan. The discounted cash flow analysis was performed at a reporting unit level. At January 1, 2002 the fair values of both reporting units were greater than their respective carrying values and therefore the adoption of SFAS 142 on January 1, 2002, had no impact on the Company’s financial position or results of operations. The Group carries out its annual impairment review during the fourth quarter consistent with the annual budgetary timetable.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash.

Derivatives and hedging

At January 1, 2001 the Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 137, SFAS 138 and SFAS 149. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company’s balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge. For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

For derivatives designated as cash flow hedges, changes in fair value on the effective portion of the hedging instrument are recorded within other comprehensive income (“OCI”) until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded in earnings. For derivatives designated as fair value hedges, changes in fair value are recorded in earnings. The Group has not, however, had any fair value hedges since the adoption of SFAS 133.

The Group discontinues hedge accounting for derivative financial instruments when it is determined that the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative instrument expires or is sold; the derivative instrument is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or its management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate. The tests for determining the effectiveness of a cash flow hedge compare on a strict basis the amount and timing of cash flows on the underlying economic exposure with the cash flows of the derivative instrument.

Upon discontinuation of cash flow hedge accounting, the net gain or loss attributable to the hedging instrument, which has been reported in OCI to the date of discontinuation, continues to be reported in OCI until the date the hedged transaction impacts earnings. This occurs unless it is probable that the hedged transaction will not occur by the end of the originally specified time period. If the hedged transaction is not expected to occur, the net gain or loss is reclassified from OCI to earnings upon discontinuation.

Prior to adoption of SFAS 133 the Group had the following accounting policies in respect of financial instruments. Foreign currency forward contracts, options and swaps, which were used to reduce the exchange risk on the principal amounts and early call premiums on certain foreign currency borrowings, were recorded on the balance sheet at their fair value. Gains and losses arising from changes in fair value were recorded concurrently within earnings. Such gains and losses were offset against gains and losses arising from retranslating the principal amounts of the foreign currency borrowings.

The Group also used foreign currency forward contracts and cross currency interest rate swaps to reduce its exposure to adverse changes in exchange rates associated with the interest payments on certain foreign currency

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

borrowings. Such foreign currency forward contracts and cross currency interest rate swaps were accounted for using the accruals method. The Group also used interest rate swap agreements and an interest rate collar to manage interest rate risk on the Group’s borrowings. Net income or expense resulting from the differential between exchanging floating and fixed interest payments was recorded within the consolidated statement of operations on an accruals basis from the effective date of the interest rate swap agreements and interest rate collar.

Investments

Generally, investments in partnerships, joint ventures and subsidiaries in which the Group’s voting interest is 20% to 50%, and others where the Group has significant influence, are accounted for using the equity method. Investments which do not have a readily determinable fair value, in which the Group’s voting interest is less than 20%, and in which the Group does not have significant influence, are carried at cost and written down to the extent that there has been an other-than-temporary diminution in value. The Group accounts for certain investments in which the Group’s ownership is greater than 50% using the equity method. This method is used for such subsidiaries where the minorities have substantive participating rights such as veto over key operational and financial matters and equal representation on the board of directors.

The Group reviews the carrying values of its investments in affiliates, including any associated goodwill, to ensure that the carrying amount of such investments are stated at no more than their recoverable amounts. The Group assesses the recoverability of its investments by determining whether the carrying value of the investments can be recovered through projected discounted future operating cash flows (excluding interest) of the operations underlying the investments. The assessment of the recoverability of the investments will be impacted if projected future operating cash flows are not achieved. The amount of impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.

Advertising costs

Advertising costs are expensed as incurred. The amount of advertising costs expensed was £41 million, £52 million, and £48 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided to write-off the cost, less estimated residual value, of property and equipment by equal instalments over their estimated useful economic lives as follows:

Freehold and long leasehold buildings	50 years	Other equipment
Cable and ducting	20 years	Office furniture and fittings	5 years
Electronic equipment		Motor vehicles	4 years
System electronics	8 years
Switching equipment	8 years
Subscriber electronics	5 years
Headend, studio, and playback facilities	5 years

The Group accounts for costs, expenses and revenues applicable to the construction and operation of its cable systems in accordance with SFAS 51 Financial Reporting by Cable Television Companies. Initial subscriber installation costs are capitalized and depreciated over the life of the network.

Deferred financing costs

Direct costs incurred in raising debt are deferred and recorded on the consolidated balance sheet in other assets. The costs are amortized to the consolidated statement of operations at a constant rate to the carrying value of the

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

debt over the life of the obligation. Deferred financing costs in respect of debt in default which the Group does not expect to service are written off immediately to the consolidated statement of operations when there is no realistic prospect of rolling over the associated debt.

Minority interests

Recognition of the minority interests’ share of losses of consolidated subsidiaries is limited to the amount of such minority interests’ allocatable portion of the equity of those consolidated subsidiaries.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

Revenue recognition

Revenues are recognized as network communication services are provided. Credit risk is managed by disconnecting services to customers who are delinquent. Connection and activation fees relating to cable television, telephony and internet customers are recognized in the period of connection to the extent that such fees are less than direct selling costs. Any excess connection and activation fees over direct selling costs incurred are deferred and amortized over the expected customer life. This revenue recognition policy is consistent with SFAS 51.

Occasionally the Group sells capacity on its network to other telecommunications providers. Sales of capacity are accounted for as sales-type leases, operating leases, or service agreements depending on the terms of the transaction. If title is not transferred or if the other requirements of sales-type lease accounting are not met, revenues are recognized rateably over the term of the agreement.

Programming revenues are recognized in accordance with Statement of Position (“SOP”) 00–2, Accounting by Producers or Distributors of Films. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

Recognition of contract costs

Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent resale or for use within the business, then an element of the construction costs is retained within inventory or equipment, respectively. The allocation of construction costs between costs expensed to the statement of operations and costs capitalized within inventory or equipment is based upon the ratio of capacity to be sold and to be retained.

Pension costs

The Group operates a defined contribution scheme (the Telewest Communications Pension Plan) or contributes to third-party schemes on behalf of employees. The amount included in expenses in 2003, 2002 and 2001 of £10 million, £11 million and £10 million, respectively, represents the contributions payable to the selected schemes in respect of the relevant accounting periods. The Group has no obligation to fund third-party pension schemes.

Income taxes

Under the asset and liability method of SFAS 109 Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

The Group recognizes deferred tax assets only where it is more likely than not that the benefit will be realized through future taxable income. Otherwise a valuation allowance is established to provide against deferred tax assets.

Share-based compensation

SFAS 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation costs for share-based employee compensation plans at fair value. The Group has chosen to continue to account for share-based compensation using the intrinsic value method prescribed in APB 25, Accounting for Stock Issued to Employees and related interpretations. Accordingly, compensation cost for fixed plan share options is measured as the excess, if any, of the quoted market price of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. Compensation cost for variable plan share options is measured each period using the intrinsic value method until the variable or performance features of the plan become fixed. Compensation expense is recognized over the applicable vesting period.

Shares purchased by the trustees in connection with the Telewest Restricted Share Scheme and certain LTIP awards, are valued at cost and are reflected as a reduction of shareholders’ equity in the consolidated balance sheet. This equity account is reduced when the shares are issued to employees based on the original cost of the shares to the trustees.

During 2003 and 2002, no options or awards were granted over any ordinary shares of the Company.

If compensation costs for share option grants and awards under the RSS, LTIP, Executive Option Schemes and EPP had been determined based on their fair value at the date of grant for 2001 consistent with the method prescribed by SFAS 123, the Group’s net loss and basic and diluted loss per share would have been adjusted to the pro forma amounts set out below:

	2003	2002 Restated	2001
	£ million	£ million	£ million
Net loss
as reported	(183)	(2,789)	(1,741)
pro forma	(183)	(2,766)	(1,750)

	Pence	Pence	Pence
Basic and diluted loss per share
as reported	(6)	(97)	(60)
pro forma	(6)	(96)	(61)

The fair value of each option grant in all plans was estimated as at the date of grant using a Black-Scholes option-pricing model. The model used a weighted-average, risk-free interest rate of 5.5% for grants in 2001 and an expected volatility of 55%. The Group does not expect to pay a dividend on its ordinary shares at any time during the expected life of any outstanding option. The Group expects options to be held until maturity.

Earnings per share

Basic earnings per share has been computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the year for all dilutive potential ordinary shares outstanding during the year and adjusting the net loss for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net loss and number

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

of shares used for basic and diluted net loss per ordinary share, as potential ordinary share equivalents for employee share options and convertible debt are not included in the computation as their effect would be to decrease the loss per share. The number of potential ordinary shares was 393 million, in 2003, 2002 and 2001, respectively.

Inventories

Inventories of equipment, held for use in the maintenance and expansion of the Group’s telecommunications systems, are stated at cost, including appropriate overheads, less provision for deterioration and obsolescence. Network capacity and ducting held for resale are stated at the lower of cost and net realizable value.

New Accounting Standards Applicable to the Group

SFAS 143 Accounting for Asset Retirement Obligations

In July 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The Group has evaluated its legal retirement obligations in relation to all of its tangible long-lived assets and specifically in relation to the buildings that it occupies and its network assets. Buildings, which are held under operating leases, do not specify a fixed refurbishment payment, but instead specify a standard of physical restoration for which the Group is responsible. The Group attempts to maintain properties on an ongoing basis to the standard required by the lease and consequently would not expect to have significant additional retirement obligations in respect of its leased properties. Also the Group believes that it has no legal or constructive retirement obligations in relation to its network assets, all located in the United Kingdom, as there is no legal requirement for Telewest to retire such assets. The Group does not therefore believe the adoption of SFAS 143 has a material impact on the financial statements.

SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets. The Group does not believe the adoption of this statement will have an impact on its financial position or results of operations for future exit or disposal activities.

SFAS 148 Accounting for Stock Based Compensation—Transition and Disclosure

An amendment of SFAS 123, Accounting for Stock-Based Compensation, is effective for the Group for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. Telewest has adopted the disclosure provisions of the Statement in these financial statements. The Group has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB Opinion 25, Accounting for Stock Issued to Employees.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities

On April 30, 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No.133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial statements, and (3) implementation issues related to the definition of a derivative.

SFAS 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133, and the Group is currently considering its potential effect on its financial statements.

SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

On May 15, 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003. The Group does not expect the new standard to have a significant effect on its financial statements.

Other new standards

In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in interim periods beginning after June 15, 2003. The adoption of EITF 00-21 has not had a material impact on the Group’s financial statements.

In November 2002, the FASB issued FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (‘FIN 45’), which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date the Company has not entered into or modified any guarantees.

In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities (FIN 46) which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities—VIEs) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. To comply with the transitional provisions of FIN 46, the Group has evaluated its existing structures to determine whether it is reasonably likely that it would be required to consolidate or disclose information about a VIE’s nature, purpose, size and activities, together with the Group’s maximum exposure to loss. The Group is also required to disclose the anticipated impact of adoption of FIN 46 on its financial statements.

The Group has 50% joint venture interests in two affiliates, UKTV, a joint venture with the BBC, and Front Row Television Limited (“Front Row”), a joint venture with NTL, both of which are accounted for under the equity method. Management believes that both UKTV and Front Row are businesses as defined by EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, and FIN 46, Consolidation of Variable Interest Entities (Revised December 2003), and, accordingly, does not consider that either consolidation or additional disclosures are required. The Group does not believe that the impact of the adoption of FIN 46 will have a material effect on its financial statements.

5    FINANCIAL INSTRUMENTS

The Group holds derivative financial instruments solely to hedge specific risks and does not hold such instruments for trading purposes. During 2002, derivatives were held to hedge against the variability in cash flows arising from the effect of fluctuations of the GBP:USD exchange rate on the Group’s US Dollar-denominated debt. During 2003 and 2002, derivatives were held to hedge against changes in interest rates on its variable rate bank debt.

The Group maintains risk management control systems to monitor currency exchange and interest rate risk attributable to forecasted debt principal payments and interest rate exposure.

Cash flow hedges

Hedges of US Dollar-denominated debt

The Group has issued US Dollar-denominated debt instruments with a range of maturities. The Group previously hedged the principal amounts of these instruments up to their first call dates or other such dates where the Group may at its option redeem the instrument before maturity.

The Group has increased its foreign exchange risk since the discontinuation of hedge accounting as described below. The Group continues to monitor this risk until the financial restructuring is completed when the US Dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk is minimized.

In the three-month period ended March 31, 2002, the Group determined that it was probable that forecasted future prepayments of principal against outstanding US Dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of £53 million resulting from marking to market the derivative instruments has been reclassified from OCI to foreign exchange gains in the Statement of Operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the Statement of Operations as incurred.

In the nine-month period ended September 30, 2002, the Group had the ability to terminate in-the-money derivative contracts that fluctuated in value. Such derivative contracts hedged our exposure to fluctuations in the GBP:USD exchange rate on the Group’s US Dollar-denominated debt. In March 2002, the Group terminated certain of these derivative contracts with a nominal value of $999 million (£688 million), netting £74 million

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

cash inflow. In May 2002 the Group terminated further derivative contracts with a nominal value of $367 million (£253 million) realizing an additional £30 million cash inflow. In the three-month period ended September 30, 2002, the Group terminated arrangements with a nominal value of $2,300 million (approximately £1,500 million). Contracts with a nominal value of $1,000 million were settled in cash resulting in an outflow of £28 million. The remaining contracts with a nominal value of $1,300 million have yet to be settled for a total cost of £33 million of which £19 million was due on October 1, 2002, but the Company deferred such payment and is considering the payment in the context of its financial restructuring.

During the twelve-month period ended December 31, 2003, the Group recorded a net £11 million transfer from cumulative OCI to the Statement of Operations arising from the dedesignation of derivative contracts as ineffective hedges, as described above.

During the twelve-month period ended December 31, 2002, the Group recorded a net £48 million transfer from cumulative OCI to the Statement of Operations arising from the dedesignation of derivative contracts as ineffective hedges, as described above. In the twelve-month period ended December 31, 2001, the Group recorded a £36 million gain in fair value to cumulative OCI, consisting of a loss of £25 million to short-term derivative liabilities and a £61 million gain to long-term derivative assets.

Hedges of variable rate debt

As described in note 16 to the consolidated financial statements, the Group has a Senior Secured Facility with a syndicate of banks and a further amount from an institutional tranche (“Institutional Tranche”). Drawdowns under the Senior Secured Facility and the Institutional Tranche bear interest at 0.5% to 2.00% above LIBOR and up to 4% above LIBOR respectively, so the Group is exposed to variable cash flows arising from changes in LIBOR. The Group hedges these variable cash flows by the use of interest rate swaps. The interest rate swaps can be summarized as follows:

Effective dates	Maturities	Notional principal	Receives	Pays
3/31/1997 – 7/1/2002	3/31/2004 – 3/31/2005	£600m	6-month LIBOR	5.475% – 7.175%

In June 2002, the Group reviewed the effectiveness as hedges of the derivative instruments hedging our exposure to fluctuations in interest rates on its long-term bank debt. The review concluded that continued designation of these instruments as hedges was no longer appropriate and hedge accounting was discontinued with immediate effect. The dedesignation of these instruments as hedges resulted in a transfer of £7 million from cumulative OCI to interest expense within the Statement of Operations. Any movements in the value of the derivatives after June 2002 are recorded within interest expense.

The Group continues to hedge some of its interest rate risk on its Senior Secured Facility through the use of interest rate swaps. The purpose of the derivative instruments is to provide a measure of stability over the Company’s exposure to movements in sterling interest rates on its sterling denominated bank debt.

Fair value of financial instruments

SFAS 107, Disclosures about Fair Value of Financial Instruments requires disclosure of an estimate of the fair values of financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement, and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

At December 31, 2003 the Group’s significant financial instruments include cash and cash equivalents, trade receivables, interest rate swaps, trade payables and short-term and long-term debt instruments. The following table summarizes the fair value of certain instruments held by and obligations of the Group. The fair value of the other financial instruments held by the Group approximates to their recorded carrying amount due to the short maturity of these instruments and these instruments are not presented in the following table:

	Carrying amount	At December 31, 2003 Fair value	Carrying amount	At December 31, 2002 Fair value
	£ million	£ million	£ million	£ million
Financial instruments – liabilities
Interest rate swap agreements	(12)	(12)	(34)	(34)
Debt obligations
Accreting Notes 2003	294	140	282	62
Senior Convertible Notes 2005	280	351	311	130
Senior Debentures 2006	168	105	186	39
Senior Convertible Notes 2007	300	157	300	63
Senior Discount Debentures 2007	861	556	955	200
Senior Notes 2008	196	125	217	46
Senior Discount Notes 2009	589	299	563	108
Senior Notes 2010	374	236	394	83
Senior Discount Notes 2010	224	123	222	46
Senior Secured Facility	2,000	2,000	2,000	2,000
Other debt	7	7	20	20

The estimated fair values of the financial instruments specified above are based on quotations received from independent, third-party financial institutions and represent the net amounts receivable or payable to terminate the position. The estimated fair values of the Debentures and Notes are also based on quotations from independent third-party financial institutions and are based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end.

Market risk and concentrations of credit risk

Market risk is the sensitivity of the value of the financial instruments to changes in related currency and interest rates.

As described above, the Group terminated its portfolio of derivative financial instruments which were used to hedge its exposure to fluctuations in the GBP:USD exchange rate. Consequently, the Group is exposed to fluctuations in the value of its US Dollar-denominated debt obligations.

Generally, the Group is not exposed to such market risk arising on its interest rate derivative financial instruments because gains and losses on the underlying assets and liabilities offset gains and losses on the financial instruments.

The Group may be exposed to potential losses due to the credit risk of non-performance by the financial institution counterparties to its portfolio of derivative financial instruments. However, such losses are not anticipated as these counterparties are major international financial institutions and the portfolio is spread over a wide range of institutions.

Temporary cash investments also potentially expose the Group to concentrations of credit risk, as defined by SFAS 133. At December 31, 2003 the Group had £166 million on deposit with a major international financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Group’s customer base.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

6    IMPAIRMENT OF ASSETS

During the years ended December 31, 2002 and 2003, the Group undertook an impairment review of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The review covered the Cable and Content reporting units. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market, declining revenue growth and a lower than expected customer take-up of additional services.

During the three months ended December 31, 2003, the Group undertook a step 1 impairment review of goodwill on its Cable and Content reporting units and its affiliate, UKTV. The review compared the carrying value of each reporting unit to its respective fair value, as determined by discounted cash flows based on the Group’s budget and long-range plan. The review concluded that the fair value of both reporting units were greater than the respective carrying values.

For the year ended December 31, 2002, the review found evidence of impairment in the value of goodwill arising on the core Cable and Content reporting units and in the value of the affiliated undertaking UKTV. The carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill, an impairment charge of £841 million against fixed assets and a charge of £88 million against the investments in affiliated undertakings. These charges have been included in the Statement of Operations within impairment of goodwill, impairment of fixed assets and share of net profit/(losses) of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a post-tax discount rate of 11.5% which the Group believes is commensurate with the risks associated with the assets. The projected future cash flows were determined using the Company’s ten-year plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market.

The changes in the carrying amount of goodwill for the years ended December 31, 2003, 2002 and 2001 by reportable segment are as follows:

	Cable £ million	Content £ million	Total £ million
Balance as of January 1, 2001	1,394	1,409	2,803
Addition in the year	11	—	11
Amortization in year	(83)	(73)	(156)
Impairment of goodwill	—	(766)	(766)
Balance as of January 1, 2002	1,322	570	1,892
Impairment of goodwill	(1,016)	(429)	(1,445)
Balance as of December 31, 2002 and 2003	306	141	447

Amortization expense related to goodwill was £183 million (including £27 million related to equity investment goodwill) for the year ended December 31, 2001. The following table reconciles previously reported net income as if the provisions of SFAS 142 were in effect in 2001:

	2003 £ million	2002 Restated £ million	2001 £ million
Net loss
Reported net loss	(183)	(2,789)	(1,741)
Add back amortization of goodwill	—	—	183
Adjusted net loss	(183)	(2,789)	(1,558)
	Pence	Pence	Pence
Basic and diluted net loss per share
Reported net loss per share	(6)	(97)	(60)
Add back amortization of goodwill	—	—	6
Adjusted net loss per share	(6)	(97)	(54)

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

7    BUSINESS COMBINATIONS

During 2003, the Group purchased the remaining 49% in Rapid Travel as per the options agreed during the original acquisition on May 30, 2001 as noted below.

On May 30, 2001, the Group acquired 51% of the issued share capital of Rapid Travel Solutions Limited (“Rapid Travel”) and was granted a series of call options by, and granted a series of put options to, the vendors in respect of the balance of 49%. The acquisition has been accounted for using the purchase method of accounting. Goodwill arising on the acquisition was £7 million.

If the Group had acquired Rapid Travel at the beginning of 2001, the Group’s results would not have been materially different from the actual results as disclosed in these financial statements.

8    SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash paid for interest was £150 million, £287 million and £335 million for the years ended December 31, 2003, 2002 and 2001, respectively. Cash received in respect of consortium tax relief for the year ended December 31, 2003, 2002 and 2001 was £3 million, zero and zero.

During 2003 and 2002 there were no significant non-cash investing activities. The amounts stated for 2001 represent the purchase of Rapid Travel. These transactions are described in note 7 to the consolidated financial statements.

	At December 31
	2003 £ million	2002 £ million	2001 £ million
Acquisitions:
Assets	—	—	1
Liabilities assumed	—	—	(2)
Net liabilities contributed	—	—	(1)
Goodwill arising	—	—	7
	—	—	6
Purchase of shares	—	—	2
Option consideration	—	—	4
	—	—	6

In 2003 the Group entered into capital lease obligations with a total capital value of £2 million. At December 31, 2003, the Group had accrued a further £53 million of capital expenditure for property and equipment.

9    OTHER RECEIVABLES

	At December 31
	2003 £ million	2002 £ million
Interconnection receivables	8	7
Accrued income	25	32
Other	6	29
	39	68

Accrued income primarily represents telephone calls made by Consumer Sales Division subscribers and Business Sales Division customers that have not been billed as at the accounting period end. The period of time over which billings have not been raised varies between two days and four weeks.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

10    INVESTMENTS

The Group has investments in affiliates accounted for under the equity method at December 31, 2003 and 2002 as follows:

	Percentage ownership at December 31
	2003	2002
Front Row Television Limited	50.0%	50.0%
UKTV	50.0%	50.0%

Summarized combined financial information for such affiliates which operate principally in the cable television, broadcasting and interactive media industries is as follows:

	At December 31
	2003 £ million	2002 £ million
Combined financial position
Current assets	76	61
Other assets, net	26	31
Total assets	102	92
Current liabilities	66	42
Debt	151	176
Owners’ equity	(115)	(126)
Total liabilities and equity	102	92

	Year ended December 31
	2003 £ million	2002 £ million	2001 £ million
Combined operations
Revenue	137	128	408
Operating expenses	(107)	(103)	(324)
Operating profit	30	25	84
Interest expense & tax	(19)	(12)	(38)
Net income	11	13	46

	At December 31
	2003 £ million	2002 £ million
The Group’s investments in affiliates are comprised as follows:
Loans	197	208
Share of net assets and goodwill	165	168
	362	376

On September 4, 2002 the investment in SMG plc, a listed investment in an associated undertaking, was reclassified as a current asset investment at net realizable value. This resulted in £42 million being written off the carrying value of the investment. The investment in SMG plc was subsequently sold in November 2002 realizing a gain of £1 million.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

11    PROPERTY AND EQUIPMENT

	Land £ million	Buildings £ million	Cable and ducting £ million	Electronic equipment £ million	Other equipment £ million	Total £ million
Acquisition costs
Balance at January 1, 2003	6	138	3,455	1,559	636	5,794
Additions	—	7	129	66	21	223
Disposals	—	—	—	(23)	(31)	(54)
Balance at December 31, 2003	6	145	3,584	1,602	626	5,963
Accumulated depreciation
Balance at January 1, 2003	—	92	1,731	974	399	3,196
Charge for the year	—	2	134	177	76	389
Disposals	—	—	—	(23)	(20)	(43)
Balance at December 31, 2003	—	94	1,865	1,128	455	3,542
2003 Net book value	6	51	1,719	474	171	2,421
Acquisition costs
Balance at January 1, 2002	6	133	3,186	1,424	597	5,346
Additions	—	7	269	135	50	461
Disposals	—	(2)	—	—	(11)	(13)
Balance at December 31, 2002	6	138	3,455	1,559	636	5,794
Accumulated depreciation
Balance at January 1, 2002	—	45	894	661	273	1,873
Charge for the year	—	10	159	223	103	495
Impairment	—	39	678	90	34	841
Disposals	—	(2)	—	—	(11)	(13)
Balance at December 31, 2002	—	92	1,731	974	399	3,196
2002 Net book value	6	46	1,724	585	237	2,598

Cable and ducting consists principally of civil engineering and fiber optic costs. In addition, cable and ducting includes net book value of pre-construction and franchise costs of £5 million and £18 million as of December 31, 2003 and 2002, respectively. Electronic equipment includes the Group’s switching, headend and converter equipment. Other equipment consists principally of motor vehicles, office furniture and fixtures and leasehold improvements.

12    VALUATION AND QUALIFYING ACCOUNTS

		Balance at January 1 £ million	Additions charged to costs and expenses £ million	Deductions £ million	Balance at December 31 £ million
2003	Deferred tax valuation allowances	1,283	128	—	1,411
	Allowance for doubtful accounts	12	1	—	13
2002	Deferred tax valuation allowances	901	382	—	1,283
	Allowance for doubtful accounts	16	—	(4)	12
2001	Deferred tax valuation allowances	733	168	—	901
	Allowance for doubtful accounts	19	3	(6)	16

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

13    OTHER ASSETS

The components of other assets, net of amortization and write offs, are as follows:	At December 31
	2003 £ million	2002 Restated £ million
Deferred financing costs of Senior Secured Facility	23	29

14 INVENTORY
	At December 31
	2003 £ million	2002 £ million
Inventories of spare capacity and duct held for resale	—	4
Programming inventory	27	24
	27	28

15 OTHER LIABILITIES
Other liabilities are summarized as follows:	At December 31
	2003 £ million	2002 Restated £ million
Deferred income	113	111
Accrued construction costs	53	64
Accrued programming costs	18	21
Accrued interconnect costs	14	17
Accrued interest	429	222
Accrued staff costs	23	10
Accrued expenses	61	42
Other liabilities	98	146
	809	633

16    DEBT

Debt is summarized as follows at December 31, 2003 and 2002:

	Weighted average interest rate
	2003%	2002%	2001%	2003 £ million	2002 Restated £ million
Accreting Notes 2003	5	5	5	294	282
Senior Convertible Notes 2005	6	6	6	280	311
Senior Debentures 2006	9.625	9.625	9.625	168	186
Senior Convertible Notes 2007	5.25	5.25	5.25	300	300
Senior Discount Debentures 2007	11	11	11	861	955
Senior Notes 2008	11.25	11.25	11.25	196	217
Senior Discount Notes 2009	9.875	9.875	9.875	316	287
Senior Discount Notes 2009	9.25	9.25	9.25	273	276
Senior Notes 2010	9.875	9.875	9.875	374	394
Senior Discount Notes 2010	11.375	11.375	11.375	224	222
Senior Secured Facility	5.92	6.223	7.265	2,000	2,000
Other debt	5.11	6.7	6.767	1	14
Debt repayable within one year				5,287	5,444
Other debt due after more than one year	5.11	6.7	6.767	6	6
Total debt				5,293	5,450

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

Notes and debentures

		Principal million	Original maturity date	Earliest redemption date	Interest rate
Accreting Notes 2003	GBP	294	November 1, 2003	November 1, 2003	5%
Senior Convertible Notes 2005	USD	500	July 7, 2005	July 7, 2003	6%
Senior Debentures 2006	USD	300	October 1, 2006	October 1, 2000	9.625%
Senior Convertible Notes 2007	GBP	300	February 19, 2007	March 9, 2003	5.25%
Senior Discount Debentures 2007	USD	1,537	October 1, 2007	October 1, 2000	11%
Senior Notes 2008	USD	350	November 1, 2008	November 1, 2003	11.25%
Senior Discount Notes 2009	GBP	325	April 15, 2009	April 15, 2004	9.875%
Senior Discount Notes 2009	USD	500	April 15, 2009	April 15, 2004	9.25%
Senior Notes 2010	GBP	180	February 1, 2010	February 1, 2005	9.875%
Senior Notes 2010	USD	350	February 1, 2010	February 1, 2005	9.875%
Senior Discount Notes 2010	USD	450	February 1, 2010	February 1, 2005	11.375%

The Debentures and Notes are unsecured liabilities of the Group.

The Senior Convertible Notes 2005 are convertible into 114 million ordinary shares of the Group at a conversion price of 288 pence per ordinary share. Conversion is at the holders’ option at any time up to the close of business on June 22, 2005. The Senior Convertible Notes 2007 are convertible into 92 million ordinary shares of the Group at a conversion price of 325 pence per ordinary share. Conversion is at the holders’ option at any time up to close of business on February 2, 2007. If Notes are called for redemption prior to maturity, each holder has the right to convert Notes into ordinary shares.

The 5% Accreting Convertible Notes due 2003 were issued by Telewest in favor of Deutsche Telekom AG in three separate notes dated November 1, 2000, January 15, 2001 and April 2, 2001 of aggregate principal amount of £253.5 million. The notes were issued in exchange for the purchase of the entire share capital of Eurobell (Holdings) PLC. The Accreting Convertible Notes were cancelled and reissued on May 30, 2003 as Accreting Notes 2003, in connection with a transfer by Deutsche Telekom to several investment funds and, in connection with such transfer, the holders’ right to convert the notes into Telewest ordinary shares was terminated. Telewest received no consideration for the transfer other than termination of the conversion right. Telewest was obliged to pay the accreted value of the Accreting Convertible Notes in cash at the maturity date, being November 1, 2003; however, Telewest defaulted on such payment and such claims will be compromised in the financial restructuring.

The unamortized portion of the discounts on issue on the Senior Discount Notes 2009 and Senior Discount Notes 2010 was £29 million and £16 million respectively. The discount on issue is being amortized up to the first call dates of the bonds, such as to produce a constant rate of return on the carrying amount.

The indentures under which the Debentures and Notes were issued contain various covenants, which among other things, restrict the ability of the Group to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. As part of its refinancing, the Group elected not to pay: the interest due on October 1, 2002 on its Senior Debentures 2006 and its Senior Discount Debentures 2007; the interest due on November 1, 2002 on its Senior Notes 2008; and the interest due on January 7, 2003 on its Senior Convertible Notes 2005. The non payment of interest constitutes a default event under the terms of these four bonds. As a consequence of the non-payment of hedge contracts of £10.5 million, all the remaining bonds were also in default as at December 31, 2002.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

Senior Secured Facility

On March 16, 2001 the Group entered into a new senior secured credit facility (the “Senior Secured Facility”) with a syndicate of banks for £2,000 million, of which £1,855 million was drawn down at December 31, 2003. The Group is also able to raise a further £250 million from institutional investors (the “Institutional Tranche”) of which £145 million was drawn down at December 31, 2003. The first drawdowns under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.5% to 2.0% over LIBOR (depending on the ratio of borrowings to quarterly, annualized, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

The Senior Secured Facility contains cross-default clauses with other debt instruments. As a result of the Group being in default on certain of its Debentures and Notes, it is in default on the Senior Secured Facility. In addition, on March 14, 2003, Telewest notified its Senior Lenders that, as a result of the exceptional items incurred in 2002 and their impact on Telewest’s net operating cash flow, it would breach certain financial covenants under its bank facility in respect of the quarter ended December 31, 2002. On May 16, 2003 the Group further notified the Senior Lenders that it was in breach of the financial covenants for the three-month period ended March 31, 2003 (two covenants breached) due to continuing fees paid in connection with the financial restructuring and the tightening of covenants.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the financial restructuring are included in note 2.

Bank loans

Bank loans are property loans secured on certain land and buildings held by the Group. The balance at December 31, 2003 and 2002 was £7 million.

Maturity Profile

As a consequence of the defaults referred to above, the Group’s long-term debt in respect of Debentures, Notes and its Senior Secured Facility has been disclosed as repayable within one year.

2003 £ million
2004	5,287
2005	1
2006	3
2007	—
2008	1
2009 and thereafter	1
5,293

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

17     INCOME TAXES

Loss before income taxes and all related income tax expense or benefit are solely attributable to the UK.

The provisions for income taxes follow:

	2003 £ million	2002 £ million	2001 £ million

Income tax benefit	7	—	—
Deferred tax (expense)/benefit	(23)	28	70
	(16)	28	70

A reconciliation of income taxes determined using the statutory UK rate of 30% (2002 and 2001: 30%) to the effective rate of income tax is as follows:

	Year ended December 31
	2003%	2002%	2001%
Corporate tax at UK statutory rates	30	30	30
Write down of goodwill	—	(14)	—
Non deductible expenses	(3)	(2)	—
Prior year adjustment related to NOL carryforwards and investment in affiliates	40	—	—
Change in valuation allowance	(77)	(13)	(26)
Effective rate of taxation	(10)	1	4

Deferred income tax assets and liabilities at December 31, 2003 and 2002 are summarized as follows:

	2003 £ million	2002 £ million
Deferred tax assets relating to:
Fixed assets	880	763
Net operating loss carried forward	505	494
Other—investments	26	26
Deferred tax asset	1,411	1,283
Valuation allowance	(1,411)	(1,283)
Investments in affiliates	(108)	(85)
Deferred tax liability per balance sheet	(108)	(85)

At December 31, 2003 the Group estimates that it has, subject to Inland Revenue agreement, net operating losses (“NOLs”) of £1,685 million available to relieve against future profits. From 2002 to 2003, the valuation allowance increased by £128 million (2002: From 2001 to 2002 the valuation allowance increased by £382 million).

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Due to a history of operating losses, management does not believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

18    SHAREHOLDERS’ EQUITY

Movement in share capital

During 2001 the Company issued 7 million ordinary shares of 10 pence each upon exercise of employee share options. Total consideration received was £6 million. In addition the Company redesignated 20 million ordinary shares of 10 pence each into 20 million limited voting convertible ordinary shares of 10 pence each.

Limited voting convertible ordinary shares

The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, reappoint, elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. Such conversion takes place on the basis of one fully paid ordinary share for one limited voting convertible ordinary share. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company’s option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and IDT Corporation (“IDT”), following IDT’s acquisition of Microsoft’s holding in the Company on May 23, 2003.

Members of the Liberty Media Group and/or IDT can redesignate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Liberty Media Group and/or IDT, they will, at that time, be able to re-designate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or IDT will, however, be subject to Rule 9 of the UK’s City Code on Take-overs and Mergers because both classes of shares are treated as voting shares for that purpose. Under Rule 9, when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more (but less than 50%) of the voting rights of a public company, that person is normally required to make a general offer to shareholders for the entire share capital of the company then in issue. Any person, or group of persons acting in concert, owning shares carrying 50% or more of the voting rights of a public company, subject to their own individual limits, is free to acquire further shares in that public company without giving rise to the requirement to make a general offer for the entire issued share capital of that company.

19    SHARE-BASED COMPENSATION PLANS

At December 31, 2003, the Company operated five types of employee share-based compensation plans: the Executive Share Option Schemes, the Sharesave Schemes, the Telewest Restricted Share Scheme (“RSS”), the Telewest Long Term Incentive Plan (“LTIP”) and an Equity Participation Plan (“EPP”).

The Company applies APB 25 and related interpretations in accounting for its employee share-based compensation plans. Compensation cost is recognized over the estimated service period in respect of performance based share option grants to the extent that the market value of the Company’s ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date. Compensation cost is recognized for awards over ordinary shares made under the RSS since the awards have no exercise price. Compensation cost is recognized over the estimated service period in respect of the LTIP to the extent that the market value of the Company’s ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

Compensation cost recognized for share option grants and awards is as follows:

	Year ended December 31
	2003 £ million	2002 £ million	2001 £ million
LTIP	—	(1)	—
Executive Share Option Scheme	—	—	1
EPP	—	—	1
	—	(1)	2

During the years ended December 31, 2003 and 2002, no options or awards were granted over any ordinary shares of the Company.

Performance-based share option compensation plans

The Group has two performance-based share option plans: the 1995 (No. 1) Executive Share Option Scheme and the 1995 (No. 2) Executive Share Option Scheme. Under both plans, certain officers and employees are granted options to purchase ordinary shares of the Company. The exercise price of each option generally equals the market price of the Company’s ordinary shares on the date of grant. The options are exercisable between three and ten years after the date of the grant with exercise conditional on the Company’s shares out-performing by price the FTSE100 Index over any three-year period preceding exercise. The Company may grant options for up to 295 million ordinary shares.

A summary of the status of the Company’s performance-based share option plans as of December 31, 2003, 2002, and 2001 and changes during the years ended on those dates are presented below:

	Number of shares	2003 Weighted average exercise price	Number of shares	2002 Weighted average exercise price	Number of shares	2001 Weighted average exercise price
Outstanding at beginning of year	90,057,243	137.3p	97,699,837	136.4p	52,503,409	173.2p
Granted	—	—	—	—	53,709,994	98.8p
Exercised	—	—	—	—	(1,210,816)	78.2p
Forfeited	(18,036,883)	189.0p	(7,642,594)	126.0p	(7,302,750)	134.3p
Outstanding at end of year	72,020,360	124.4p	90,057,243	137.3p	97,699,837	136.4p
Options exercisable at year end	43,737,285	141.2p	36,358,298	141.4p	16,577,655	132.0p
Weighted average fair value of options granted during the year		—		—		69.7p

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The following table summarizes information about the Company’s performance-based share option plans outstanding at December 31, 2003.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2003	Weighted average exercise price
65.7 – 76.8p	12,157,985	7.0 yrs	74.5p	5,982,133	74.0p
81.5 – 82.5p	1,843,552	7.6 yrs	81.6p	300,164	81.7p
84.6 – 99.9p	1,158,591	1.4 yrs	89.9p	1,158,591	89.9p
102.0 – 109.1p	31,916,053	7.1 yrs	103.8p	14,531,391	103.4p
114.0 – 125.9p	10,036,792	6.8 yrs	118.9p	6,863,150	118.3p
130.4 – 140.9p	642,123	3.3 yrs	139.6p	642,123	139.6p
160.0 – 170.0p	1,456,459	6.4 yrs	166.4p	1,456,459	166.4p
202.4 – 235.0p	12,324,004	6.5 yrs	229.8p	12,318,473	229.7p
237.3 – 249.4p	250,685	6.3 yrs	238.7p	250,685	238.7p
274.3 – 276.5p	29,019	5.4 yrs	275.7p	29,019	275.7p
289.0 – 294.8p	205,097	5.8 yrs	290.7p	205,097	290.7p
65.7 – 294.8p	72,020,360	6.8 yrs	124.4p	43,737,285	141.2p

Fixed share option compensation plans

The Company also operates the Sharesave Scheme, a fixed share option compensation scheme. Under this plan, the Company grants options to employees to purchase ordinary shares at up to a 20% discount to market price. These options can be exercised only with funds saved by employees over time in a qualified savings account. The options are exercisable between 37 and 66 months after commencement of the savings contracts.

A summary of the status of the Company’s fixed share option plan as of December 31, 2003, 2002, and 2001 and the changes during the years ended on those dates are presented below:

	Number of shares	2003 Weighted average exercise price	Number of shares	2002 Weighted average exercise price	Number of shares	2001 Weighted average exercise price
Outstanding at beginning of year	8,969,286	78.0p	21,519,334	80.5p	26,635,135	91.1p
Granted	—	—	—	—	9,205,135	60.3p
Exercised	—	—	—	—	(4,380,809)	57.3p
Forfeited	(3,657,727)	82.4p	(12,550,048)	82.3p	(9,940,127)	100.4p
Outstanding at end of year	5,311,559	75.0p	8,969,286	78.0p	21,519,334	80.5p
Options exercisable at year end	5,953	115.9p	36,272	159.1p	72,926	98.0p
Weighted average fair value of options granted during the year	—	—	—	—	—	33.3p

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The following table summarizes information about the Company’s fixed share options outstanding at December

31, 2003:

	Options outstanding
Range of exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life
58.5 – 88.3p	5,295,008	1.0 yrs
115.9 – 191.0p	16,551	0.9 yrs
58.5 – 191.0p	5,311,559	1.0 yrs

Telewest Restricted Share Scheme (“RSS”)

The Company operates the RSS in conjunction with an employment trust, the Telewest 1994 Employees’ Share Ownership Plan Trust (the “Telewest ESOP”), which has been designed to provide incentives to executives of the Company. Under the RSS, executives may be granted awards over ordinary shares of the Company based on a percentage of salary. The awards are made for no monetary consideration. The awards generally vest three years after the date of the award and are exercisable for up to seven years after the date when they vest.

The compensation charge related to each award is based on the share price of the ordinary shares on the date the award was made.

A summary of the status of the RSS at December 31, 2003, 2002, and 2001 and changes during the years ended on those dates are presented below:

	2003	2002	2001
	Number of shares	Number of shares	Number of shares
Outstanding at beginning of year	493,034	530,855	358,316
Granted	—	—	248,595
Exercised	(163,982)	(37,821)	(76,056)
Outstanding at end of year	329,052	493,034	530,855
Awards exercisable at year end	80,457	214,114	38,338
Weighted average fair value of awards granted during the year	—	—	£1.10

At December 31, 2003, the 329,052 awards outstanding and the 80,457 awards exercisable have weighted average remaining contractual lives of 6.8 years and 4.6 years respectively.

Deferred compensation cost relating to RSS is £57,000 (2002: £38,000, 2001: £478,000).

Long Term Incentive Plan (“LTIP”)

The LTIP provides for share awards to executive directors and senior executives. Under the LTIP, an executive will be awarded the provisional right to receive, for no payment, a number of Telewest shares with a value equating to a percentage of base salary. The shares will not vest unless certain performance criteria, based on total shareholder return assessed over a three-year period are met. The percentage of salary will be determined by the Remuneration Committee and will be up to 100% of base salary for executive directors.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

A summary of the status of the LTIP at December 31, 2003, 2002, and 2001 and changes during the years ended on those dates are presented below:

	2003	2002	2001
	Number of shares	Number of shares	Number of shares
Outstanding at beginning of year	423,272	1,566,507	2,714,552
Granted	—	—	910,730
Exercised	(42,448)	(29,502)	(1,220,362)
Forfeited	(314,703)	(1,113,733)	(838,413)
Outstanding at end of year	66,121	423,272	1,566,507
Awards exercisable at year end	66,121	108,569	265,939
Weighted average fair value of awards granted during the year	—	—	£1.09

Share awards are forfeited due to employees leaving the Group before their share options become exercisable or due to performance criteria not being met.

Deferred compensation cost relating to the LTIP is zero (2002: zero, 2001: £189,000).

Equity Participation Plan (“EPP”)

The Remuneration Committee has provided that, under the EPP, an employee with two years service or at manager level or above, can use up to 100% of the Short Term Incentive Plan (“STIP”) bonus payable to the employee to acquire Telewest shares (“bonus shares”). The employee must deposit the bonus shares with the Trustee of the existing Telewest ESOP. In return, the employee is provisionally allocated for no payment a matching number of Telewest shares. Provided the bonus shares are retained for three years and the employee remains employed for three years, the bonus and matching shares would thereafter be released to the employee.

A summary of the status of the Company’s EPP at December 31, 2003, 2002, and 2001 and the changes during the years ended on those dates are presented below:

	2003	2002	2001
	Number of shares	Number of shares	Number of shares
Outstanding at beginning of year	305,570	572,053	1,193,839
Exercised	(103,394)	(256,790)	(579,430)
Forfeited	(5,467)	(9,693)	(42,356)
Outstanding at end of year	196,709	305,570	572,053
Awards exercisable at year end	196,709	123,168	26,443

Share awards are forfeited due to employees leaving the Group before their share options become exercisable.

Deferred compensation cost relating to the EPP is zero (2002: £80,000, 2001: £419,000).

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

20    ACCUMULATED OTHER COMPREHENSIVE INCOME

	2003 Gains/(losses) on mark to market of cashflow hedges	2002 Gains/(losses) on mark to market of cashflow hedges
	£ million	£ million
Balance at January 1	(11)	37
Amounts reclassified into earnings	11	(48)
Balance at December 31	—	(11)

The amounts reclassified into earnings are detailed in note 5.

21    COMMITMENTS AND CONTINGENCIES

Restricted cash

At December 31, 2003, the Group has cash restricted as to use of £13 million (2002: £12 million) which provides security for leasing obligations.

As a condition of the amended Senior Secured Facility, currently under negotiation, the Group would be required to repay immediately, an advance of £160 million. The Group currently holds this £160 million within cash at bank and in hand. This advance was originally issued to the Group under the existing Senior Secured Facility on September 27, 2002.

Other commitments

The amount of capital expenditure authorized by the Group for which no provision has been made in the consolidated financial statements is as follows:

	2003 £ million	2002 £ million
Contracted	12	13

In addition the Group has contracted to buy £23 million (2002: £28 million) of programming rights for which the license period has not yet started.

Capital and operating leases

The Group leases a number of assets under arrangements accounted for as capital leases, as follows:

	Acquisition costs £ million	Accumulated depreciation £ million	Net book Value £ million
At December 31, 2003:
Electronic equipment	131	(95)	36
Other equipment	221	(170)	51
At December 31, 2002:
Electronic equipment	283	(185)	98
Other equipment	118	(58)	60

Depreciation charged on these assets was £41 million and £44 million for the years ended December 31, 2003 and 2002 respectively.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The Group leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to £18 million, £21 million and £19 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Future minimum lease payments under capital and operating leases are summarized as follows as of December 31, 2003 after taking into consideration default on certain capital leases:

	Capital leases £ million	Operating leases £ million
2004	100	14
2005	23	13
2006	17	13
2007	12	12
2008	8	10
2009 and thereafter	—	80
	160	142
Imputed interest	(20)
	140
Less current portion	(89)
Long term portion	51

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

The Group leases capacity on its network to other telecommunications companies. These leases are accounted for as operating leases and revenues received are recognized over the life of the leases as follows:

£ million
2004	5
2005	3
2006	1
2007	1
2008	1
2009 and thereafter	5

The assets held under these leases are accounted for as follows:

	Acquisition costs £ million	Accumulated depreciation £ million	Net Book Value £ million
At December 31, 2003 Cable and ducting	45	(7)	38
At December 31, 2002 Cable and ducting	45	(5)	40

Depreciation charged on these assets was £2 million and £2 million for the years ended December 31, 2003 and 2002 respectively.

Contingent liabilities

The Group has provided performance bonds in respect of its national license and to local authorities up to a maximum amount of £6 million (2002: £6 million).

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

22    RELATED-PARTY TRANSACTIONS

Identity of relevant related parties

Liberty Media, Inc (“Liberty”) has been a related party of the Group, in that it controlled, directly or indirectly, more than 20% of the voting rights of the Group in 2002 and for the majority of 2003.

IDT Corporation (“IDT”) is a related party of the Group, in that following its acquisition of Microsoft’s holding in the Company on May 23, 2003, it controls, directly or indirectly, more than 20% of the voting rights of the Group. Prior to this date Microsoft was a related party of the Group for the same reasons during 2002 and up to May 23, 2003.

UKTV is a related party of the Group, as the Group owns 50% of the voting rights.

In 2001 Sit-Up Limited (“Sit-Up”) became a related party when the Group sold its shareholding in Screenshop to Sit-Up in return for a 36.36% shareholding.

Nature of transactions

The Group had no related-party transactions with IDT.

The Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2003 amounted to zero (2002: £1 million, 2001: £2 million). The balance outstanding in respect of these purchases was zero at December 31, 2003, 2002 and 2001.

The Group has billed overheads and costs incurred on their behalf to UKTV and Sit-Up of £7 million and £1 million (2002: £11 million and £1 million, 2001: £8 million and £1 million) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was £10 million (2002: £12 million, 2001: £12 million). Amounts due from UKTV and Sit-Up at December 31, 2003 were £197 million and zero respectively (2002: £208 million and £4 million, 2001: £218 million and zero) respectively.

In the normal course of its business the Group purchases programming from UKTV on normal commercial terms. Purchases in the year ended December 31, 2003 were £12 million (2002: £13 million, 2001: £9 million). The balance due to UKTV at December 31, 2003 was zero (2002: zero, 2001: £2 million).

23    SUBSEQUENT EVENTS AND FINANCIAL RESTRUCTURING

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed financial restructuring are included in note 2.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

24    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2003
	Total	Fourth quarter	Third quarter Restated	Second quarter Restated	First quarter Restated
	£ million	£ million	£ million	£ million	£ million
Revenue	1,298	331	325	323	319
Gross profit	510	131	132	124	123
Operating profit	20	10	5	3	2
Finance (expenses)/gains, net	(196)	69	(99)	1	(167)
Net (loss)/income	(183)	64	(89)	5	(163)
Basic and diluted (loss)/income per ordinary share	(6p )	2p	(3p )	0p	(5p )
	2002
	Total Restated	Fourth quarter* Restated	Third quarter	Second quarter	First quarter
	£ million	£ million	£ million	£ million	£ million
Revenue	1,283	307	323	334	319
Gross profit*	(469)	(764)	97	100	98
Operating loss*	(2,440)	(2,349)	(31)	(29)	(31)
Finance expenses, net	(296)	(65)	(70)	(61)	(100)
Net loss	(2,789)	(2,471)	(134)	(59)	(125)
Basic and diluted loss per ordinary share	(97p )	(86p )	(5p )	(2p )	(4p )

*	In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of £1,445 million, wrote down the value of its investments in affiliates by £130 million and recorded a fixed asset impairment charge of £841 million.

Finance expenses include foreign exchange gains and losses on the retranslation or valuation of US Dollar-denominated financial instruments using period end exchange rates and market valuations.

25    SEGMENTAL INFORMATION

The Group applies SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available. The Group’s chief operating decision-maker is its Acting Chief Executive Officer. The Group operates two operating segments: Cable and Content. The chief operating decision-maker receives disaggregated financial and subscriber data for the Cable operating segment, covering telephony, television and internet product lines; while support, service and network costs are compiled at the operating segment level. The internet product lines comprise internet sales and, until November 2002, when the sales ceased, sales of cable publications. The Content operating segment supplies TV programming to the UK pay-television broadcasting market and its operating results, which are naturally separate from the Cable operating segment, are regularly reviewed by the chief operating decision-maker.

Telewest Communications plc

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The following tables present summarized financial information relating to the reportable segments for each of the three years ended December 31, 2003:

	2003		2002
	(Note 2)	2003	Restated	2001
	$ million	£ million	£ million	£ million
CABLE SEGMENT
Cable television	565	317	336	329
Consumer telephony	839	470	495	488
Internet and other	214	120	63	40
Total Consumer Sales Division	1,618	907	894	857
Business Sales Division	496	278	283	268
Third party revenue	2,114	1,185	1,177	1,125
Operating costs and expenses	(1,393)	(781)	(828)	(822)
Depreciation[3]	(680)	(381)	(1,326)	(453)
Amortization of goodwill[2]	—	—	(1,016)	(82)
Operating profit/(loss)	41	23	(1,993)	(232)
Share of net loss of affiliates	—	—	—	(5)
Additions to property and equipment	394	221	458	649
Investment in affiliates	—	—	3	2
Goodwill	546	306	306	1,322
Total assets	5,929	3,323	3,624	5,093
CONTENT SEGMENT
Content Segment	220	123	121	143
Inter-segmental[1]	(18)	(10)	(15)	(14)
Third party revenue	202	113	106	129
Operating costs and expenses	(193)	(108)	(114)	(135)
Depreciation[3]	(14)	(8)	(10)	(16)
Amortization of goodwill[2]	—	—	(429)	(867)
Operating loss	(5)	(3)	(447)	(889)
Share of net profit/(loss) of affiliates and impairment	2	1	(118)	(211)
Additions to property and equipment	4	2	3	4
Investment in affiliates	646	362	373	545
Goodwill	252	141	141	570
Total assets	1,010	566	471	1,239
TOTAL
Cable television	565	317	336	329
Consumer telephony	839	470	495	488
Internet and other	214	120	63	40
Total Consumer Sales Division	1,618	907	894	857
Business Sales Division	496	278	283	268
Total Cable Segment	2,114	1,185	1,177	1,125
Content segment	220	123	121	143
Inter-segmental[1]	(18)	(10)	(15)	(14)
Total revenue	2,316	1,298	1,283	1,254
Operating costs and expenses	(1,586)	(889)	(942)	(957)
Depreciation[3]	(694)	(389)	(1,336)	(469)
Amortization of goodwill[2]	—	—	(1,445)	(949)
Operating profit/(loss)	36	20	(2,440)	(1,121)
Other expense[2]	(334)	(187)	(377)	(690)
Income tax (charge)/benefit	(29)	(16)	28	70
Net loss	(327)	(183)	(2,789)	(1,741)
Share of net profit/(loss) of affiliates and impairment	2	1	(118)	(216)
Additions to property and equipment	398	223	461	653
Investment in affiliates	646	362	376	547
Goodwill	798	447	447	1,892
Total assets	6,939	3,889	4,095	6,332
[1]	Inter-segmental revenues are revenues from sales in our Content Segment which are costs in our Cable Segment and are eliminated on consolidation.
[2]	In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of £1,445 million and wrote down the value of its investments in affiliates by £130 million. In the fourth quarter of 2001, the Group recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million.
[3]	In the fourth quarter of 2002, the Group recorded a fixed asset impairment charge of £841 million.

Telewest Communications plc

Unaudited Condensed Consolidated Statements of Operations

(in millions, except per share data)

	3 months ended March 31, 2004 (Note 2) $	3 months ended March 31, 2004 £	3 months ended March 31, 2003 Restated £
Revenue
Consumer Sales Division
Cable television	149	81	79
Consumer telephony	215	117	117
Internet	68	37	26
	432	235	222
Business Sales Division	124	67	70
Total Cable Segment	556	302	292
Content Segment	48	26	27
Total Revenue	604	328	319
Operating costs and expenses
Cable programming expenses	(61)	(33)	(32)
Cable telephony expenses	(85)	(46)	(51)
Content segment expenses	(29)	(16)	(17)
Depreciation	(173)	(94)	(96)
Cost of sales	(348)	(189)	(196)
Selling, general and administrative expenses	(221)	(120)	(121)

	(569)	(309)	(317)
Operating profit	35	19	2
Other income/(expense)
Interest income	13	7	6
Interest expense (including amortization of debt discount)	(201)	(109)	(125)
Foreign exchange gains/(losses), net	142	77	(48)
Share of net profit of affiliates	6	3	2
Other, net	(2)	(1)	(1)
Loss before income taxes	(7)	(4)	(164)
Income tax benefit	—	—	1
Net loss	(7)	(4)	(163)
Basic and diluted loss per ordinary share	(0.00)	(0.00)	(0.06)
Weighted average number of ordinary shares outstanding (millions)	2,874	2,874	2,874

See accompanying notes to the unaudited condensed consolidated financial statements.

Telewest Communications plc

Unaudited Condensed Consolidated Balance Sheets

(in millions, except per share data)

	March 31, 2004 (Note 2) $	March 31, 2004 £	December 31, 2003 £
Assets
Cash and cash equivalents	799	434	427
Secured cash deposits restricted for more than one year	23	13	13
Trade receivables (net of allowance for doubtful accounts of £13 million and £13 million)	206	112	114
Other receivables	79	43	39
Prepaid expenses	39	21	16
Total current assets	1,146	623	609
Investment in affiliates, accounted for under the equity method, and related receivables	672	365	362
Property and equipment (net of accumulated depreciation of £3,630 million and £3,542 million)	4,377	2,379	2,421
Goodwill (net of accumulated amortization of £2,593 million and £2,593 million)	822	447	447
Inventory	57	31	27
Other assets (net of accumulated amortization and write offs of £84 million and £82 million)	39	21	23
Total assets	7,113	3,866	3,889
Liabilities and shareholders’ funds
Accounts payable	191	104	98
Other liabilities	1,545	840	809
Debt repayable within one year	9,643	5,241	5,287
Capital lease obligations repayable within one year	151	82	89
Total current liabilities	11,530	6,267	6,283
Deferred tax	201	109	108
Debt repayable after more than one year	11	6	6
Capital lease obligations repayable after more than one year	85	46	51
Total liabilities	11,827	6,428	6,448
Minority interests	(2)	(1)	(1)
Shareholders’ (deficit)/equity
Ordinary shares, 10 pence par value; 4,300 million authorized; 2,874 million and 2,874 million issued in 2004 and 2003 respectively	528	287	287
Limited voting convertible ordinary shares, 10 pence par value; 300 million authorized; 82 million and 82 million outstanding in 2004 and 2003 respectively	15	8	8
Additional paid in capital	7,771	4,223	4,223
Accumulated deficit	(13,028)	(7,080)	(7,076)
Accumulated other comprehensive loss	2	1	—
Total shareholders’ deficit	(4,712)	(2,561)	(2,558)
Total liabilities and shareholders’ equity	7,113	3,866	3,889

See accompanying notes to the unaudited condensed consolidated financial statements.

Telewest Communications plc

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions)

	3 months ended March 31, 2004 (Note 2) $	3 months ended March 31, 2004 £	3 months ended March 31, 2003 £
Cash flows from operating activities
Net loss	(7)	(4)	(163)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	173	94	96
Amortization and write off of deferred financing costs and issue discount on Senior Discount Debentures	37	20	26
Deferred tax credit	—	—	(1)
Unrealized (gains)/losses on foreign currency translation	(142)	(77)	48
Share of net profits of affiliates and impairment	(6)	(3)	(2)
(Profit)/loss on disposal of assets	(2)	(1)	1
Amounts written off investments	2	1	—
Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries
Changes in receivables	(4)	(2)	9
Change in prepaid expenses	(9)	(5)	(19)
Change in accounts payable	28	15	39
Change in other liabilities	85	46	48
Change in other assets	(4)	(2)	(8)
Net cash provided by operating activities	151	82	74
Cash flows from investing activities
Cash paid for property and equipment	(122)	(66)	(67)
Repayment of loans made to joint ventures, net	6	3	6
Net cash used in investing activities	(116)	(63)	(61)
Cash flows from financing activities
Capital element of finance lease repayments	(22)	(12)	(13)
Net cash used by financing activities	(22)	(12)	(13)
Net increase in cash and cash equivalents	13	7	—
Cash and cash equivalents at beginning of period	786	427	390
Cash and cash equivalents at end of period	799	434	390

See accompanying notes to the unaudited condensed consolidated financial statements.

Telewest Communications plc

Notes to Unaudited Condensed Consolidated Financial Statements

1    ORGANIZATION AND HISTORY

Telewest Communications plc (“the Company”) and its subsidiary undertakings (together “the Group”) provide cable television, telephony and internet services to business and residential customers in the United Kingdom (“UK”). The Group derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Group derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The Group derives its internet revenues from installation fees and monthly subscriptions to its internet service provider. The cable segment represents 92% of the Group’s revenue.

The Group is also engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-television broadcasting market. The Content Segment accounts in 2004 for approximately 8% of the Group’s revenue.

2    BASIS OF PREPARATION

The unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s significant estimates and assumptions include capitalisation of labor and overhead costs; impairment of goodwill and long-lived assets; and accounting for debt and financial instruments. Actual results could differ from those estimates.

The financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons:

Following the directors’ decision on September 30, 2002 not to pay the interest on certain of the Group’s bonds and other hedging instruments, the Group is now in default of its bonds and its Senior Secured Facility.

These liabilities are now due for repayment in full and the Group is negotiating with its bondholder creditors (the ‘Scheme Creditors’) and bank facility creditors (‘Senior Lenders’) to effect a reorganization of the Group’s debt. This will involve, among other things, the conversion of bond debt to equity and the renegotiation of existing bank facilities. The directors believe the amended facilities will provide the Group with sufficient liquidity to meet the Group’s funding needs after completion of the financial restructuring. Further details of the planned financial restructuring are included below.

The directors are of the opinion that the status of negotiations of the financial restructuring will lead to a successful outcome and that this is sufficient grounds for issuing these financial statements under the assumption of going concern.

The effect on the financial statements as presented, of the going concern basis of preparation being inappropriate, is principally that the book value of tangible fixed assets and investments would be restated from their present value in use to a net realizable value. While the directors believe that the net realizable values would be lower than the current value in use there is insufficient information available for the directors to quantify the difference.

The Group faces the following significant risks and uncertainties about:

•	its continued ability to raise finance to fund its operations;

•	its successful execution of its long term business plan, which in turn will affect the Group’s ability to raise further finance under the Senior Secured Facility; and

•	the need to meet financial and other covenants relating to debt instruments which have already been issued.

Telewest Communications plc

Notes to the Unaudited Condensed Consolidated Financial Statements

The economic environment in which the Group operates is the United Kingdom, and therefore its reporting currency is sterling (£). Certain financial information for the three months ended March 31, 2004 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.84 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2004. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

Financial Restructuring

On January 20, 2004, the Company announced that it had caused Telewest Global, Inc. to file an amended registration statement with the SEC.

On May 21, 2004, Telewest Communications’ shareholders passed a resolution to approve the transfer of substantially all of Telewest Communications’ assets to a subsidiary of Telewest which was one of the steps required to be taken to implement the financial restructuring.

On June 1, 2004, the proposed scheme of arrangement of Telewest Communications and the proposed schemes of arrangement of its wholly owned subsidiary Telewest Jersey were approved by their respective creditors. Telewest Jersey’s scheme of arrangement was sanctioned by the Royal Court of Jersey on June 18, 2004 and the High Court of England and Wales granted orders sanctioning the schemes of arrangement of Telewest and Telewest Jersey on June 21, 2004, which were further steps required to be taken in the implementation of the financial restructuring.

The schemes of arrangement became effective on July 15, 2004 and it is expected that the financial restructuring will be completed on July 19, 2004 when shares in Telewest are expected to commence trading on the Nasdaq National Market.

3    RESTATEMENT

Subsequent to the issue of the Company’s consolidated financial statements for the year ended December 31, 2002, the Group determined the need to adjust the classification of debt previously reflected as non-current in the consolidated balance sheet at December 31, 2002 and write off deferred issue costs as of that date relating to the restated debt. Accordingly, the unaudited condensed consolidated financial statements for the three months ended March 31, 2003 also needed to be restated. Previously reported interest expense for the three months ended March 31, 2003 included a charge of £3 million in respect of amortisation of deferred issue costs. This charge has been written back now that all deferred issue costs have been written off with effect from December 31, 2002. Additionally, a charge of £3 million has been made in the three months ended March 31, 2003 for further interest on bonds in default. Consequently, the net effect of these adjustments to “Interest expense” for the three months ended March 31, 2003 is zero.

4    SEGMENTAL INFORMATION

The Group applies SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available. The Group’s chief operating decision-maker is its Acting Chief Executive Officer. The Group operates two operating segments: Cable and Content. The chief operating decision-maker receives disaggregated financial and subscriber data for the Cable operating segment, covering telephony, television and internet product lines; while support, service and network costs are compiled at the operating segment level. The Content operating segment supplies TV programming to the UK pay-television broadcasting market and its operating results, which are naturally separate from the Cable operating segment, are regularly reviewed by the chief operating decision-maker.

Telewest Communications plc

Notes to the Unaudited Condensed Consolidated Financial Statements

The following tables present summarized financial information relating to the reportable segments for the three months ended March 31, 2004 and 2003:

	3 months ended March 31, 2004 (note 2) $	3 months ended March 31, 2004 £	3 months ended March 31, 2003 £
		(in millions)
CABLE SEGMENT
Cable television	149	81	79
Consumer telephony	215	117	117
Internet	68	37	26
Total Consumer Sales Division	432	235	222
Business Sales Division	124	67	70
Third party revenue	556	302	292
Operating costs and expenses	(357)	(194)	(195)
Depreciation	(169)	(92)	(93)
Operating profit	30	16	4
Share of net profits of affiliates	—	—	—
Additions to property and equipment	94	51	65
Investment in affiliates	—	—	3
Goodwill	563	306	306
Total assets	6,042	3,284	3,470
CONTENT SEGMENT
Content Segment	53	29	30
Inter-segmental[1]	(5)	(3)	(3)
Third party revenue	48	26	27
Operating costs and expenses	(39)	(21)	(26)
Depreciation	(4)	(2)	(3)
Operating profit/(loss)	5	3	(2)
Share of net profits of affiliates	6	3	2
Additions to property and equipment	2	1	—
Investment in affiliates	672	365	368
Goodwill	259	141	141
Total assets	1,071	582	613
TOTAL
Cable television	149	81	79
Consumer telephony	215	117	117
Internet	68	37	26
Total Consumer Sales Division	432	235	222
Business Sales Division	124	67	70
Total Cable Segment	556	302	292
Content Segment	53	29	30
Inter-segmental[1]	(5)	(3)	(3)
Total revenue	604	328	319
Operating costs and expenses	(396)	(215)	(221)
Depreciation	(173)	(94)	(96)
Operating profit	35	19	2
Other expense	(42)	(23)	(166)
Income tax benefit	—	—	1
Net loss	(7)	(4)	(163)
Share of net profits of affiliates	6	3	2
Additions to property and equipment	96	52	65
Investment in affiliates	672	365	371
Goodwill	822	447	447
Total assets	7,113	3,866	4,083

1 Inter-segmental revenues are revenues from sales in our Content Segment, which are costs in our Cable Segment and are eliminated on consolidation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution.

The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by us in connection with the offering.

Amount(1)
SEC registration fee	$187,636
Legal fees and expenses	200,000
Accounting fees and expenses	150,000
Printing fees	55,200
Miscellaneous expenses	0

Total	$592,836

(1)	None of the above expenses are borne by any of the selling stockholders.

ITEM 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, including liabilities under the Securities Act, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, although in the case of proceedings brought by or in the right of the corporation, such indemnification is limited to expenses actually and reasonably incurred in defense or settlement and is not permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors’ liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law, (iii) unlawful payments of dividends, stock purchases or redemptions, or (iv) transactions from which a director derives an improper personal benefit.

The registrant’s bylaws provide that it will indemnify each director and each of the President, the Treasurer and the Secretary against all claims and expenses resulting from the fact that he or she was an officer, director or employee of the registrant. In addition, the registrant’s board of directors may, at its option, indemnify any other employee. A claimant is eligible for indemnification if the claimant (i) acted in good faith and in a manner that, in the claimant’s reasonable belief, was in or not opposed to the best interests of the registrant, or (ii) in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The vote of a majority of the board of directors is necessary for a determination of whether a claimant is eligible for indemnification.

Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such. TCN purchases and maintains insurance that, subject to policy terms and limits of coverage, indemnifies present and former directors of Telewest Communications and its subsidiaries, including Telewest, against certain liabilities incurred by them as directors and officers. We also entered into indemnification agreements with its directors and officers.

ITEM 15.     Recent Sales of Unregistered Securities.

We were incorporated in the state of Delaware on November 12, 2003. In connection with our incorporation, one share of our common stock, par value $.01 per share, was issued to Telewest Communications plc at a price of $10. No underwriters were involved in the issuance and sale of this security and we relied on the exemption from registration provided by Section 4(2) of the United States Securities Act of 1933, as amended (the “Securities Act”).

An escrow agent distributed 245,000,000 shares of our common stock to certain creditors of Telewest Communications plc in exchange for the cancellation of all of the outstanding notes and debentures of Telewest Communications plc and Telewest Jersey. These creditors received the shares of our common stock pursuant to an English-court sanctioned scheme of arrangement. The transaction was exempt from the registration requirements of the Securities Act, pursuant to Section 3(a)(10) of the Securities Act. No underwriters were involved in the issuance and sale of these securities.

ITEM 16.    Exhibits and Financial Statement Schedules.

Exhibit No.	Description

3.1	Restated Certificate of Incorporation of Telewest Global, Inc. (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

3.2	Restated By-Laws of Telewest Global, Inc. (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.1	Form of Certificate of Common Stock of Telewest Global, Inc. (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.2	Rights Agreement, dated March 25, 2004, between Telewest Global, Inc., and The Bank of New York, a New York trust company (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson (London) LLP as to the legality of the common stock being registered hereby.*

10.1	Loan Agreement for Credit Facilities of £2,030,000,000 together with an Institutional Facility of up to £125,000,000 among Telewest Communications Networks Limited and the parties named therein.*

10.2	Form of BT Interconnect Agreement, a copy of which was executed by BT and various of Telewest Communications plc’s affiliated entities. (Incorporated by reference to Telewest Communications plc’s 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1997.)

10.3	Employment Agreement dated December 1, 1999, between Anthony W.P. Stenham and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No 333-11602).)

10.4	Employment Agreement dated October 21, 1998 between Stephen Cook and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.5	Appointment as Non-Executive Chairman of the Board of Directors of Telewest Communications plc, effective from December 1, 1999, as amended, between Anthony W.P. Stenham and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.6	Transfer Agreement, dated July 13, 2004, among Telewest Communications plc, Telewest Global, Inc. and Telewest UK Limited.*

10.7	Escrow Agent Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited, The Bank of New York, Innisfree Incorporated and Telewest Global, Inc. (Incorporated by reference to Telewest Global, Inc.’s Quarterly Report for the period ended March 31, 2004 on Form 10-Q, filed with the Securities and Exchange Commission on June 16, 2004.)

10.8	Letter Agreement, dated February 18, 2004, between Charles Burdick and Telewest Communications plc (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

10.9	Letter Agreement, dated February 18, 2004, between Barry Elson and Telewest Global, Inc. (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

10.10	Letter Agreement, dated February 13, 2004, between Barry Elson and Telewest Communications plc (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

10.11	Letter Agreement, dated June 9, 2004, between Eric J. Tveter and Telewest Communications Networks Limited.*

10.12	Letter Agreement, dated June 9, 2004, between Eric J. Tveter and Telewest Global, Inc.*

10.13	Telewest Global, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on July 9, 2004 (Registration No. 333-117262).)

10.14	Telewest Communications Scheme of Arrangement*

10.15	Telewest Finance (Jersey) Limited Scheme of Arrangement*

10.16	Registration Rights Agreement among Telewest Global, Inc., and Holders listed on the Signature pages thereto.*

21	Subsidiaries of the registrant (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

23.1	Consent of KPMG Audit plc with regard to Telewest Global, Inc.*

23.2	Consent of KPMG Audit plc with regard to Telewest Communications plc*

23.3	Consent of Fried, Frank, Harris, Shriver & Jacobson (London) LLP (included in Exhibit 5.1)*

24.1	Power of Attorney dated May 10, 2004 executed by John H. Duerden**

24.2	Power of Attorney dated May 11, 2004 executed by Barry Elson**

24.3	Power of Attorney dated May 10, 2004 executed by Donald S. LaVigne**

24.4	Power of Attorney dated May 12, 2004 executed by Michael McGuiness**

24.5	Power of Attorney dated May 7, 2004 executed by Steven R. Skinner**

24.6	Power of Attorney dated May 13, 2004 executed by Anthony Stenham**

24.7	Power of Attorney dated May 13, 2004 executed by Marnie Gordon*

24.8	Power of Attorney dated May 14, 2004 executed by William Connors*

*	Filed herewith
**	Previously filed

ITEM 17.    Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in vole and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, England, on July 15, 2004.

TELEWEST GLOBAL, INC.

By:	/s/ Neil Smith
Neil Smith Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Name: Barry R. Elson	Acting Chief Executive Officer and Director (Principal Executive Officer)	July 15, 2004

/s/ Neil Smith Name: Neil Smith	Chief Financial Officer (Principal Financial and Accounting Officer)	July 15, 2004

* Name: William Connors	Director	July 15, 2004

* Name: John H. Duerden	Director	July 15, 2004

* Name: Marnie S. Gordon	Director	July 15, 2004

* Name: Donald S. LaVigne	Director	July 15, 2004

* Name: Michael McGuiness	Director	July 15, 2004

* Name: Steven R. Skinner	Director	July 15, 2004

* Name: Anthony (Cob) Stenham	Director	July 15, 2004

* Neil Smith
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

3.1	Restated Certificate of Incorporation of Telewest Global, Inc. (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

3.2	Restated By-Laws of Telewest Global, Inc. (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.1	Form of Certificate of Common Stock of Telewest Global, Inc. (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.2	Rights Agreement, dated March 25, 2004, between Telewest Global, Inc., and The Bank of New York, a New York trust company (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson (London) LLP as to the legality of the common stock being registered hereby.*

10.1	Loan Agreement for Credit Facilities of £2,030,000,000 together with an Institutional Facility of up to £125,000,000 among Telewest Communications Networks Limited and the parties named therein.*

10.2	Form of BT Interconnect Agreement, a copy of which was executed by BT and various of Telewest Communications plc’s affiliated entities. (Incorporated by reference to Telewest Communications plc’s 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1997.)

10.3	Employment Agreement, dated December 1, 1999, between Anthony W.P. Stenham and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No 333-11602).)

10.4	Employment Agreement dated October 21, 1998 between Stephen Cook and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.5	Appointment as Non-Executive Chairman of the Board of Directors of Telewest Communications plc, effective from December 1, 1999, as amended, between Anthony W.P. Stenham and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.6	Transfer Agreement, dated July 13, 2004, among Telewest Communications plc, Telewest Global, Inc. and Telewest UK Limited.*

10.7	Escrow Agent Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited, The Bank of New York, Innisfree Incorporated and Telewest Global, Inc. (Incorporated by reference to Telewest Global, Inc.’s Quarterly Report for the period ended March 31, 2004 on Form 10-Q, filed with the Securities and Exchange Commission on June 16, 2004.)

10.8	Letter Agreement, dated February 18, 2004, between Charles Burdick and Telewest Communications plc (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

10.9	Letter Agreement, dated February 18, 2004, between Barry Elson and Telewest Global, Inc. (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

EI-1

10.10	Letter Agreement, dated February 13, 2004, between Barry Elson and Telewest Communications plc (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

10.11	Letter Agreement, dated June 9, 2004, between Eric J. Tveter and Telewest Communications Networks Limited.*

10.12	Letter Agreement, dated June 9, 2004, between Eric J. Tveter and Telewest Global, Inc.*

10.13	Telewest Global, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on July 9, 2004 (Registration No. 333-117262).)

10.14	Telewest Communications Scheme of Arrangement*

10.15	Telewest Finance (Jersey) Limited Scheme of Arrangement*

10.16	Registration Rights Agreement among Telewest Global, Inc., and Holders listed on the Signature pages thereto.*

21	Subsidiaries of the registrant (Incorporated by reference to Telewest Global, Inc.’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

23.1	Consent of KPMG Audit plc with regard to Telewest Global, Inc.*

23.2	Consent of KPMG Audit plc with regard to Telewest Communications plc*

23.3	Consent of Fried, Frank, Harris, Shriver & Jacobson (London) LLP (included in Exhibit 5.1)*

24.1	Power of Attorney dated May 10, 2004 executed by John H. Duerden**

24.2	Power of Attorney dated May 11, 2004 executed by Barry Elson**

24.3	Power of Attorney dated May 10, 2004 executed by Donald S. LaVigne**

24.4	Power of Attorney dated May 12, 2004 executed by Michael McGuiness**

24.5	Power of Attorney dated May 7, 2004 executed by Steven R. Skinner**

24.6	Power of Attorney dated May 13, 2004 executed by Anthony Stenham**

24.7	Power of Attorney dated May 13, 2004 executed by Marnie Gordon*

24.8	Power of Attorney dated May 14, 2004 executed by William Connors*

*	Filed herewith
**	Previously filed

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